EXHIBIT 99.1

FSD PHARMA INC.

NOTICE OF SPECIAL MEETING TO BE HELD ON

NOVEMBER 20, 2023

AND

MANAGEMENT INFORMATION CIRCULAR

Dated: OCTOBER 20, 2023

FSD PHARMA INC. LETTER TO SECURITYHOLDERS

October 20, 2023

Dear Securityholders:

You are invited to attend the special meeting ("**Meeting**") of the securityholders of FSD Pharma Inc. ("**FSD Pharma**" or the "**Corporation**") to be held on November 20, 2023, at the hour of 1:00 p.m. (Toronto time), as a virtual meeting through the AGM Connect meeting platform ("**AGM Connect**") subject to any adjournments or postponements thereof.

At the Meeting, the FSD Pharma Securityholders (as defined herein) will be asked, to consider and, if thought fit, to pass, with or without variation, a special resolution to approve a statutory plan of arrangement (the "**Plan of Arrangement**") under section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**"), which involves (i) an amendment to the capital structure of FSD Pharma and (ii) the distribution of a portion of the common shares ("**Celly Nu Shares**") in the capital of Celly Nutrition Corp. ("**Celly Nu**"), an entity of which FSD Pharma currently owns approximately 34.66% of the outstanding Celly Nu Shares, to the holders of the Corporation's class B subordinate voting shares ("**Class B Shares**"), class A multiple voting shares ("**Class A Shares**"), and outstanding warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by the holders of Class B Shares ("**FSD Pharma Distribution Warrants**"; together with Class A Shares and Class B Shares, "**FSD Pharma Securities**"). The holders of Class B Shares and Class A Shares ("**FSD Pharma Shareholders**") and the holders of FSD Pharma Distribution Warrants (the "**FSD Pharma Distribution Warrantholders**"; together with the FSD Pharma Shareholders, the "**FSD Pharma Securityholders**") will each receive one (1) Celly Nu Share for each Class A Share, Class B Share or FSD Pharma Distribution Warrant held, all as more particularly described in the accompanying management information circular dated October 20, 2023 (the "**Circular**").

It is expected that completion of the Plan of Arrangement will provide the following advantages to FSD Pharma Securityholders:

a) The Plan of Arrangement allows FSD Pharma and Celly Nu to focus on their respective businesses and transactions that the directors wish to target;

b) FSD Pharma's principal business focus is building innovative assets and biotechnology solutions for the treatment of challenging neurodegenerative, inflammatory, and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development and Celly Nu's principal business focus is developing alcohol misuse technology for recreational applications. The Plan of Arrangement would enable each of the parties to pursue its own specific business strategies without being subject to financial or other constraints of the businesses of the other party, whilst providing new and existing shareholders with optionality as to investment strategy and risk profile;

c) The Plan of Arrangement would allow FSD Pharma Securityholders to realize the value from FSD Pharma's intellectual property licensing agreement with Lucid PsycheCeuticals Inc., FSD Pharma's wholly-owned subsidiary and Celly Nu, entered into on July 31, 2023. FSD Pharma Securityholders would retain their current ownership interest in FSD Pharma and would receive their Celly Nu Shares without having to contribute any additional capital and for no additional consideration. As such, FSD Pharma Securityholders, through their ownership of Celly Nu Shares, would continue to participate in the opportunities associated with Celly Nu's business plan, while retaining their ownership in FSD Pharma;

d) FSD Pharma's general business activities will not be affected or diluted by the proposed Plan of Arrangement; and

e) The Plan of Arrangement must be approved by at least 66 2/3% of the votes cast in respect of the special resolution of the FSD Pharma Securityholders, wherein holders of (i) FSD Pharma Distribution Warrants and Class B Shares must vote together as a class, and (ii) holders of Class A Shares must vote separately as a class, in each case to approve the Plan of Arrangement (the "**Arrangement Resolution**"), and be present virtually or represented by proxy at the Meeting on the basis of one vote per FSD Pharma Distribution Warrant, one

vote per Class B Share, and 276,660 votes per Class A Share, as well as a simple majority of the votes cast by the holders of (i) FSD Pharma Distribution Warrants and Class B Shares, voting together as a class, and (ii) holders of Class A Shares, voting separately as a class, on the basis of one vote per FSD Pharma Distribution Warrant, one vote per Class B Share, and 276,660 votes per Class A Share, and in each case excluding any persons required to be excluded in accordance with Multilateral Instrument 61-101 *Protection of Minority Security Holders in Special Transactions* ("**MI 61-101**"). The Ontario Superior Court of Justice (Commercial List) ("**Court**") will consider the fairness of the Plan of Arrangement to FSD Pharma Securityholders and must approve the Plan of Arrangement by Court order. See section titled "*Approval of the Arrangement*" in the Circular.

The board of directors (the "**Board**") of FSD Pharma has determined that the Plan of Arrangement is fair and is in the best interests of FSD Pharma and FSD Pharma Securityholders and recommends that FSD Pharma Securityholders vote in favour of the Arrangement Resolution. The Circular provides a full description of the Plan of Arrangement and includes certain additional information to assist you in considering how to vote in respect of the Plan of Arrangement. You are encouraged to carefully consider all of the information in the Circular, including the documents incorporated by reference therein. If you require assistance, you should contact your financial, legal, tax or other professional advisor.

Your vote is important regardless of the number of Class A Shares, Class B Shares, or FSD Pharma Distribution Warrants that you own. A registered securityholder ("**Registered Securityholder**") is a FSD Pharma Securityholder that holds their FSD Pharma Distribution Warrants, Class A Shares, or Class B Shares directly in their own name and not in the name of a broker, investment firm, clearing house or similar entities that own securities on behalf of beneficial securityholders. If you are a Registered Securityholder of FSD Pharma, we encourage you to complete, sign, date and return the enclosed form of proxy by not later than 1:00 p.m. (Toronto time) on November 16, 2023, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting, to ensure that your FSD Pharma Securities are voted at the meeting in accordance with your instructions, whether or not you are able to attend virtually. If you hold your FSD Pharma Securities through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your FSD Pharma Securities.

If you are a Registered Securityholder of FSD Pharma, we also encourage you to complete and return the corresponding enclosed letter of transmittal ("**Letter of Transmittal**") together with the certificate(s), if any, representing your Class A Shares, Class B Shares, or FSD Pharma Distribution Warrants, and any other required documents and instruments, to the depository, Marrelli Trust Company Limited ("**Marrelli Trust**"), in accordance with the instructions set out in the Letter of Transmittal so that if the Plan of Arrangement is completed, new warrants, subordinate voting shares and/or multiple voting shares, as applicable, of FSD Pharma and Celly Nu common shares can be issued or distributed to you after the Plan of Arrangement becomes effective. The Letter of Transmittal contains other procedural information related to the Plan of Arrangement and should be reviewed carefully. If you hold your Class A Shares, Class B Shares, or FSD Pharma Distribution Warrants through a broker or other intermediary, please contact that broker or other intermediary for instructions and assistance with receiving new warrants, subordinate voting shares and/or multiple voting shares, as applicable, of FSD Pharma and Celly Nu common shares in exchange for your old FSD Pharma Distribution Warrants, Class A Shares and/or Class B Shares. Assuming that all conditions for the completion of the Plan of Arrangement are satisfied, it is anticipated that the Plan of Arrangement will become effective on or before November 27, 2023.

On behalf of FSD Pharma, we would like to thank all FSD Pharma Securityholders for their ongoing support.

Yours very truly,

"Zeeshan Saeed"

Name: Zeeshan Saeed
Title: Chief Executive Officer & Co-Chairman

FSD PHARMA INC.
199 Bay St., Suite 4000 Toronto, ON, M5L 1A9
www.fsdpharma.com

NOTICE OF SPECIAL MEETING OF FSD PHARMA SECURITYHOLDERS

NOTICE IS HEREBY GIVEN THAT the special meeting (the "**Meeting**") of securityholders of FSD Pharma Inc. ("**FSD Pharma**" or the "**Corporation**") will be held on November 20, 2023, at the hour of 1:00 p.m. (Toronto time), as a meeting through the AGM Connect meeting platform at www.agmconnect.com/fsdpharma2023, for the following purposes:

i) the FSD Pharma Securityholders (as defined herein) will be asked, to consider and, if thought fit, to pass, with or without variation, a special resolution to approve a statutory plan of arrangement (the "**Plan of Arrangement**") under section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**"), which involves (i) an amendment to the capital structure of FSD Pharma and (ii) the distribution of a portion of the common shares ("**Celly Nu Shares**") in the capital of Celly Nutrition Corp. ("**Celly Nu**"), an entity of which FSD Pharma currently owns approximately 34.66% of the outstanding Celly Nu Shares, to the holders of the Corporation's class B subordinate voting shares ("**Class B Shares**"), class A multiple voting shares ("**Class A Shares**"), and outstanding warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by the holders of Class B Shares ("**FSD Pharma Distribution Warrants**"; together with Class A Shares and Class B Shares, "**FSD Pharma Securities**"). The holders of Class B Shares and Class A Shares ("**FSD Pharma Shareholders**") and the holders of FSD Pharma Distribution Warrants (the "**FSD Pharma Distribution Warrantholders**"; together with the FSD Pharma Shareholders, the "**FSD Pharma Securityholders**") will each receive one (1) Celly Nu Share for each Class A Share, Class B Share or FSD Pharma Distribution Warrant held, all as more particularly described in the accompanying management information circular dated October 20, 2023 (the "**Circular**"); and

ii) to transact such other business as may properly come before the Meeting or any adjournment thereof.

Notice-and-Access

The Corporation has elected to deliver the materials in respect of the Meeting pursuant to the notice-and-access provisions ("**Notice-and-Access Provisions**") concerning the delivery of proxy-related materials to FSD Pharma Securityholders, found in 9.1(1) of National Instrument 51-102 – *Continuous Disclosure Obligations*, in the case of registered securityholders ("**Registered Securityholders**"), and section 2.7.1 of National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**"), in the case of FSD Pharma Securityholders who do not hold their FSD Pharma Securities in their own name ("**Beneficial Securityholders**"). The Notice-and-Access Provisions are a set of rules that reduce the volume of proxy-related materials that must be physically mailed to securityholders by allowing issuers to deliver meeting materials to securityholders electronically by providing FSD Pharma Securityholders with access to these materials online.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Corporation. In order for the Corporation to utilize the Notice-and-Access Provisions, it must deliver proxy-related materials by posting this Circular and other related materials electronically on a website that is not the System for Electronic Document Analysis and Retrieval Plus ("**SEDAR+**"), the Corporation must send the notice of Meeting ("**Notice of Meeting**") to FSD Pharma Securityholders, including Beneficial Securityholders, indicating that the proxy-related materials have been posted and explaining how FSD Pharma Securityholders can access them or obtain paper copies of those materials from the Corporation.

In accordance with the Notice-and-Access Provisions, the Notice of Meeting and the form of proxy accompanying this Circular ("**Form of Proxy**") or voting instruction form (the "**VIF**"), as applicable, have been sent to all FSD Pharma Securityholders informing them that this Circular, the Notice of Meeting, and the arrangement agreement dated October 4th, 2023 between FSD Pharma and Celly Nu (the "**Arrangement Agreement**") and accompanying Plan of Arrangement, are available online and explaining how this Circular may be accessed, in addition to outlining relevant dates and matters

to be discussed at the Meeting. The Circular, the Notice of Meeting, and the Arrangement Agreement, have been posted in full online at: www.agmconnect.com/fsdpharma2023 and under the Corporation's SEDAR+ profile at www.sedarplus.ca.

FSD Pharma Securityholders who would like more information about the Notice-and-Access provisions should review the "Notice-and-Access" section included in this Circular or may contact AGM Connect at support@agmconnect.com up to and including the date of the Meeting, including any adjournment thereof.

The Corporation will cause AGM Connect to deliver copies of the proxy-related materials to brokers, investment firms, clearing houses and similar entities ("**Intermediaries**") for onward distribution to the non-objecting beneficial owners ("**NOBOs**"). The Corporation will assume costs for the Intermediaries to deliver to objecting beneficial owners ("**OBOs**") the proxy-related materials and Form 54-101F7 – *Request for Voting Instructions Made by Intermediary* of NI 54-101.

Any FSD Pharma Securityholder who wishes to receive a paper copy of this Circular free of charge must contact AGM Connect toll-free at 1-855-839-3715 and provide your Voter ID, or you may electronically submit a request by emailing voteproxy@agmconnect.com up to the date of the Meeting or any adjournment thereof, or thereafter by contacting AGM Connect at 1-855-839-3715. To ensure that paper copies of the materials can be delivered to a requesting FSD Pharma Securityholder in time for such FSD Pharma Securityholder to review materials and return Form of Proxy or VIF prior to the deadline to receive proxies, it is strongly suggested that the FSD Pharma Securityholders ensure their request is received no later than November 3, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

"Zeeshan Saeed"

Name: Zeeshan Saeed
Title: Chief Executive Officer & Co-Chairman

TABLE OF CONTENTS

FSD PHARMA INC.
199 Bay St., Suite 4000 Toronto, ON, M5L 1A9
www.fsdpharma.com
info@fsdpharma.com

MANAGEMENT INFORMATION CIRCULAR

As at October 20, 2023 *(unless otherwise indicated)*

This Circular is furnished in connection with the solicitation of proxies by management of FSD Pharma Inc. ("FSD Pharma") for use at the special Meeting to be held on November 20, 2023 to the holders of the Corporation's class B subordinate voting shares ("Class B Shares"), class A multiple voting shares ("Class A Shares"), and outstanding warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by the holders of Class B Shares ("FSD Pharma Distribution Warrants"; together with Class A Shares and Class B Shares, "FSD Pharma Securities"). The holders of Class B Shares and Class A Shares ("FSD Pharma Shareholders") and the holders of FSD Pharma Distribution Warrants (the "FSD Pharma Distribution Warrantholders"; together with the FSD Pharma Shareholders, the "FSD Pharma Securityholders"), will be asked to consider the items set forth in the accompanying Notice of Meeting. Capitalized terms used in this Circular but not defined herein shall have the same meaning as the definitions in the Glossary of Terms.

COVID-19 PANDEMIC

This year, due to the ongoing public health impact of COVID-19 and in order to mitigate risks to the health and safety of the Corporation's securityholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted online via www.agmconnect.com/fsdpharma2023. Registered Securityholders will be able to participate in the Meeting virtually, submit questions and vote their shares while the Meeting is being held. We hope that hosting a virtual meeting helps engage greater participation by FSD Pharma Securityholders by allowing FSD Pharma Securityholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risks associated with large gatherings.

NOTICE-AND-ACCESS

FSD Pharma has elected to use the Notice-and-Access Provisions under NI 51-102 and NI 54-101 for the delivery of the Meeting Materials to all FSD Pharma Securityholders for the Meeting.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Corporation. In order for the Corporation to utilize the Notice-and-Access provisions to deliver proxy-related materials by posting this Circular and other related materials electronically on a website that is not SEDAR+, the Corporation must send the Notice of Meeting to FSD Pharma Securityholders, including non-registered FSD Pharma Securityholders who do not hold their FSD Pharma Securities in their own name, indicating that the proxy-related materials have been posted and explaining how a FSD Pharma Securityholder can access them or obtain a paper copy of those materials from the Corporation.

The Meeting Materials will also be available under FSD Pharma's SEDAR+ profile at www.sedarplus.ca as of October 20, 2023. The use of Notice-and-Access is an environmentally friendly and cost-effective way to distribute the materials for the Meeting because it reduces printing, paper, and postage.

FSD Pharma Securityholders who would like more information about the Notice-and-Access provisions should review the "Notice-and-Access" section above or may contact AGM Connect at support@agmconnect.com up to and including the date of the Meeting, including any adjournment thereof.

The Corporation will cause AGM Connect to deliver copies of the proxy-related materials to Intermediaries that own securities on behalf of non-registered securityholders for onward distribution to the NOBOs. The Corporation will assume costs for the Intermediaries to deliver to OBOs the proxy-related materials and Form 54-101F7 – *Request for Voting Instructions Made by Intermediary* of NI 54-101.

Any FSD Pharma Securityholder who wishes to receive a paper copy of this Circular free of charge must contact AGM Connect toll-free at 1-855-839-3715 and provide their Voter ID, or they may electronically submit a request by emailing voteproxy@agmconnect.com up to the date of the Meeting or any adjournment thereof, or thereafter by contacting AGM Connect at 1-855-839-3715. In order to ensure that paper copies of the materials can be delivered to a requesting FSD Pharma Securityholder in time for such FSD Pharma Securityholder to review materials and return the Form of Proxy or VIF prior to the deadline to receive proxies, it is strongly suggested that FSD Pharma Securityholders ensure their request is received no later than November 3, 2023.

SOLICITATION OF PROXIES

The cost of solicitation by or on behalf of management will be borne by FSD Pharma. FSD Pharma may reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding the proxy material to beneficial owners of FSD Pharma Securities. It is expected that such solicitation will be primarily by mail. In addition to solicitation by mail, certain officers, directors, and employees of FSD Pharma may solicit proxies by telephone or personally. These persons will receive no compensation for such solicitation other than their regular salaries. However, the Corporation may, at its own expense, pay those entities holding FSD Pharma Securities in the names of their principals for their reasonable expenses in forwarding solicitation materials to their principals.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

A proxyholder is the person a FSD Pharma Securityholder appoints to cast such FSD Pharma Securityholder's votes at the Meeting. FSD Pharma Securityholders will receive a Form of Proxy for use at the Meeting. The persons named in the Form of Proxy are directors and/or officers of the Corporation. By signing the proxy without appointing a proxyholder that is not a director or officer of the Corporation stated in the proxy, the FSD Pharma Securityholder appoints such directors or officers of the Corporation stated in the proxy as proxyholder to vote a FSD Pharma Securityholder's FSD Pharma Securities at the Meeting ("**Management Designees**"). **To appoint a different proxyholder, FSD Pharma Securityholders can (i) write in the name of the person they would like to appoint, along with a valid email address in the blank space provided in the proxy and return the completed proxy to AGM Connect by mail, to the AGM Connect Address, or email to voteproxy@agmconnect.com; (ii) complete the form after logging into the AGM Connect platform www.agmconnect.com/fsdpharma2023. Failure to register a FSD Pharma Securityholder's appointed proxyholder will result in such proxyholder not receiving a Voter ID or Meeting Code, which will prevent them from being able to ask questions or vote at the Meeting**. If a FSD Pharma Securityholder appoints a third-party proxyholder, please ensure that such third-party proxyholder is aware that they have been appointed, that they will participate at the Meeting and that they have received their Voter ID and Meeting Code prior to the Meeting. Once a proxyholder has been registered and receives a Voter ID and Meeting Code, they can attend the Meeting virtually. To attend virtually, the proxyholder must access www.agmconnect.com/fsdpharma2023, login by entering the Voter ID and Meeting Code provided to them by AGM Connect and a valid email, and click the "Login" button. See below under the headings "*Voting Virtually*" and "*Asking Questions Virtually*" for more information.

EXERCISE OF DISCRETION BY PROXIES

The FSD Pharma Securities represented by proxies in favour of Management Designees will be voted or withheld from voting in accordance with the instructions of the Registered Securityholder on any ballot that may be called for and, if a Registered Securityholder specifies a choice with respect to any matter to be acted upon at the Meeting, the FSD Pharma Securities represented by the proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted for each item of special business, as stated elsewhere in this Circular.

The enclosed Form of Proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting in such manner as such nominee in his judgment may determine.

At the time of printing this Circular, the management of FSD Pharma knows of no such amendments, variations, or other matters to come before the Meeting.

REGISTERED SECURITYHOLDERS

Registered Securityholders may exercise their right to vote by voting online at the Meeting or by voting using any of the methods outlined on the proxy.

Registered Securityholders who attend the Meeting are entitled to cast one vote for each Class B Share held, one vote for each FSD Pharma Distribution Warrant held, and 276,660 votes for each Class A Share held on each resolution put before the Meeting. Whether or not a Registered Securityholder plans to attend the Meeting, Registered Securityholders are encouraged to vote using any of the outlined methods on the proxy. A Registered Securityholder's participation in a vote by ballot at the Meeting will automatically revoke any proxy previously given.

Vote using the following methods prior to the Meeting

The completed, signed, and dated proxy must be received by 1:00 p.m. (Toronto time) on November 16, 2023, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting (the "**Proxy Deadline**"), as outlined below:

VOTING	**IF YOU HAVE RECEIVED A PROXY FORM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT**		**IF YOU HAVE RECEIVED A PROXY FORM OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY**
Voting Method	**Registered Securityholders** (your securities are held in your name in a physical certificate or DRS statement)	**Non-Registered Securityholders** (your shares are held with a broker, bank, or other intermediary)	**Non-Registered Securityholders** (your securities are held with a broker, bank, or other intermediary)
Internet	Login to www.agmconnect.com/fsdpharma2023 using the Meeting Access Code and Voter ID provided to you, and complete the form to Submit Proxy		Go to www.agmconnect.com/fsdpharma2023 Enter the 16- digit control number printed on the VIF and follow the instructions on screen
Email	Complete, sign and date the proxy form and email to: voteproxy@agmconnect.com		N/A
Telephone	Call 1-855-839-3715 to register your vote for the Meeting		N/A
Mail	Enter your voting instructions, sign, date and return the form to AGM Connect in the enclosed envelope		Enter your voting instructions, sign, date and return completed VIF in the enclosed postage paid envelope

Registered Securityholders may also, prior to the Proxy Deadline, deposit an instrument in writing, including another completed form of proxy, executed by such Registered Securityholder or by his or her attorney authorized in writing or by electronic signature or, if the Registered Securityholder is a company or other similar entity, by an authorized officer or attorney thereof with AGM Connect at the AGM Connect Address.

To vote at the Meeting

Registered Securityholders can attend the Meeting virtually. Registered Securityholders should not fill out and return the proxy if you intend to vote virtually at the Meeting. The Corporation encourages Registered Securityholders to vote in advance of the Meeting via mail, telephone or online or at the meeting virtually via the live webcast. Go to www.agmconnect.com/fsdpharma2023, click on "Join Meeting", enter the Voter ID and Meeting Code and a valid email address, and click the "Login" button. See "*Voting Virtually*" and "*Asking Questions Virtually*" for more information.

BENEFICIAL SECURITYHOLDERS

The information set forth in this section is of significant importance to many FSD Pharma Securityholders as a substantial number of the FSD Pharma Securityholders do not hold FSD Pharma Securities in their own names. A FSD Pharma Shareholder is a non-registered shareholder (referred to in this Circular as "**Beneficial Shareholders**") if: (i) an Intermediary or (ii) a clearing agency (such as CDS Clearing and Depository Service Inc.), of which the Intermediary is a participant, holds FSD Pharma Shares on behalf of the FSD Pharma Shareholder. Similarly, a holder of a FSD Pharma Distribution Warrant is a non-registered warrantholder ("**Beneficial Warrantholder**"; together with a Beneficial Shareholder, a "**Beneficial Securityholder**") if an Intermediary or clearing agency of which the Intermediary is a participant, holds FSD Pharma Distribution Warrants on behalf of the FSD Pharma Distribution Warrantholder.

FSD Pharma Securityholders who hold their FSD Pharma Shares or FSD Pharma Distribution Warrants through their Intermediaries, or who otherwise do not hold their FSD Pharma Shares or FSD Pharma Distribution Warrants in their own name should note that only proxies deposited by the FSD Pharma Securityholders who appear on the records maintained by the Corporation's registrar and Transfer Agent as Registered Securityholders will be recognized and acted upon at the Meeting. If FSD Pharma Securities are listed in an account statement provided to a Beneficial Securityholder by a broker, those FSD Pharma Securities will, in all likelihood, not be registered in the Beneficial Securityholders' name. Such FSD Pharma Security will more likely be registered under the name of the Beneficial Securityholder's broker or an agent of the broker. In Canada, the vast majority of such securities are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such FSD Pharma Securities are registered under the name Cede & Co. (the registration name for The Depositary Trust Company, which acts as nominee for many United States brokerage firms). FSD Pharma Securities held by brokers (or their agents) on behalf of a broker's client can only be voted or withheld at the direction of the Beneficial Securityholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Each Beneficial Securityholder should therefore ensure that the voting instructions are communicated to the appropriate person well in advance of the Meeting.

Each Intermediary has its own procedures that should be carefully followed by Beneficial Securityholders to ensure that their FSD Pharma Shares and FSD Pharma Distribution Warrants are voted at the Meeting, and to determine when and where their VIF or proxy is to be delivered. Beneficial Securityholders should have received this Circular, together with either: (a) the VIF from your Intermediary to be completed and signed by the Beneficial Securityholder and returned to the Intermediary in accordance with the instructions provided by the Intermediary; or (b) a proxy, which has already been signed by the Intermediary and is restricted as to the number of FSD Pharma Shares or FSD Pharma Distribution Warrants beneficially owned by the Beneficial Securityholder, to be completed by the Beneficial Securityholder and returned to AGM Connect no later than the Proxy Deadline. See the methods outlined in the chart below.

VOTING	**IF YOU HAVE RECEIVED A PROXY FORM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT**		**IF YOU HAVE RECEIVED A PROXY FORM OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY**
Voting Method	**Registered Securityholders** (your securities are held in your name in a physical certificate or DRS statement)	**Non-Registered Securityholders** (your securities are held with a broker, bank, or other intermediary)	**Non-Registered Securityholders** (your securities are held with a broker, bank, or other intermediary)
Internet	Login to www.agmconnect.com/fsdpharma2023 using the Meeting Access Code and Voter ID provided to you, and complete the form to Submit Proxy		Go to www.agmconnect.com/fsdpharma2023 Enter the 16- digit control number printed on the VIF and follow the instructions on screen
Email	Complete, sign and date the proxy form and email to: voteproxy@agmconnect.com		N/A
Telephone	Call 1-855-839-3715 to register your vote for the Meeting		N/A
Mail	Enter your voting instructions, sign, date and return the form to AGM Connect in the enclosed envelope		Enter your voting instructions, sign, date and return completed VIF in the enclosed postage paid envelope

How can I attend the Meeting as a Beneficial Securityholder?

Beneficial Securityholders who wish to attend the Meeting must insert their own name in the space provided on the VIF or proxy sent to the Beneficial Securityholder by their Intermediary and follow all of the applicable instructions provided by their Intermediary. By doing so, the Beneficial Securityholder is instructing the Intermediary to appoint the Beneficial Securityholder as proxyholder. **This must be completed before registering with AGM Connect, which is an additional step to be completed once the Beneficial Securityholder has submitted the VIF or proxy.** Once a Beneficial Securityholder has submitted their VIF or proxy appointing itself as proxyholder, the Beneficial Securityholder must contact AGM Connect no later than the Proxy Deadline and provide contact information to AGM Connect so that AGM Connect may provide the Beneficial Securityholder with a Voter ID and Meeting Code to access the Meeting via email. Failure of a Beneficial Securityholder to register will result in no Voter ID and Meeting Code being provided, which will prevent the Beneficial Securityholder from being able to ask questions or vote at the Meeting virtually. Once a Beneficial Securityholder has been registered and receives a Voter ID and Meeting Code, the Beneficial Securityholder can attend the Meeting virtually by accessing www.agmconnect.com/fsdpharma2023, and selecting "Join Meeting", entering the Meeting Code and control number provided by AGM Connect and clicking the "Login" button. See the chart below and "*Voting Virtually*" and "*Asking Questions Virtually*" for more information.

ATTENDING THE MEETING	**IF YOU HAVE RECEIVED A PROXY FORM WITH A VOTER ID AND MEETING ACCESS CODE FROM AGM CONNECT**		**IF YOU HAVE RECEIVED A PROXY FORM OR VIF WITH A <u>16- DIGIT CONTROL NUMBER</u> FROM AN INTERMEDIARY**
	Registered Securityholders (your securities are held in your name in a physical certificate or DRS statement)	**Non-Registered Securityholders** (your securities are held with a broker, bank, or other intermediary)	**Non-Registered Securityholders** (your securities are held with a broker, bank, or other intermediary)
PRIOR TO THE MEETING	N/A	Appoint your proxyholder on your proxy and follow the instructions at www.agmconnect.com/fsdpharma2023	Appoint your proxyholder as instructed herein and on the VIF.
	N/A	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	AFTER submitting your proxy appointment, **you MUST contact AGM Connect** to obtain a Voter ID and Meeting Access Code at 1-855-839-3715 or voteproxy@agmconnect.com
JOINING THE VIRTUAL MEETING (at least 15 minutes prior to start of the Meeting)	**Register and login at** www.agmconnect.com/fsdpharma2023 Registered Securityholders or validly appointed proxyholders will need to provide: • your email address • AGM Connect Voter ID (from your proxy) • Meeting Access Code (from your proxy)		

VIFs must be received in sufficient time to allow the voting instruction form to be forwarded by the Intermediary to AGM Connect. A Beneficial Securityholder who wants to attend and vote at the Meeting should contact its Intermediary well in advance of the Meeting and follow its instructions.

Can a Beneficial Securityholder appoint someone other than the directors and officers named in the voting instruction form to represent me at the Meeting?

A Beneficial Securityholder may appoint a person (who need not be a FSD Pharma Securityholder), other than the Management Designees on the VIF or proxy, to represent and vote for the Beneficial Securityholder at the Meeting. To do so, a Beneficial Securityholder must insert that person's name in the blank space provided in the voting instruction form provided by the Intermediary and follow all of the applicable instructions provided by the Intermediary. By doing so, the Beneficial Securityholder is instructing the Intermediary to appoint the person named in the VIF or proxy as proxyholder. **This must be completed before registering the proxyholder with AGM Connect, which is an additional step to be completed once the Beneficial Securityholder has submitted the VIF.** Once a Beneficial Securityholder has submitted their VIF, the Beneficial Securityholder must email voteproxy@agmconnect.com no later than the Proxy Deadline, and provide AGM Connect with the required proxyholder contact information so that AGM Connect may provide the proxyholder with login credentials for the Meeting via email. Failure to register the proxyholder will result in the proxyholder not receiving a Voter ID and Meeting Code, which will prevent the proxyholder from being able to ask questions or vote at the Meeting virtually. If a Beneficial Securityholder appoints a third-party proxyholder, please ensure that they are aware that they have been appointed as a proxyholder, that they will participate at the Meeting and that they have received their login credentials prior to the Meeting.

Once the proxyholder has been registered and receives their login credentials, they can attend the Meeting virtually by accessing www.agmconnect.com/fsdpharma2023 clicking on "Join Meeting", entering the Voter ID and Meeting Code and valid email address, and clicking the "Login" button. See "*Voting Virtually*" and "*Asking Questions Virtually*" for more information.

VIFs must be received in sufficient time to allow the VIF to be forwarded by the Intermediary to AGM Connect. A Beneficial Securityholder who wants to have a third-party proxyholder attend and vote at the Meeting should contact its Intermediary well in advance of the Meeting and follow its instructions.

Beneficial Securityholders who are Resident in the United States

A Beneficial Securityholder who is resident in the United States must obtain a proxy, executed in the Beneficial Securityholder's favour, from the Registered Securityholder and submit proof of the proxy reflecting the number of FSD Pharma Securities held as of the Record Date, along with the name and email address of the Beneficial Securityholder, to AGM Connect. The Beneficial Securityholder must also register with AGM Connect by emailing voteproxy@agmconnect.com in order to receive a Voter ID and Meeting Code. Beneficial Securityholders who are resident in the United States may submit a copy of the proxy to AGM Connect by mail at the AGM Connect Address or by email to voteproxy@agmconnect.com. Requests for registration must be labelled as "**Proxy**" and be received no later than the Proxy Deadline. AGM Connect will then send a confirmation of registration, with a Voter ID and Meeting Code, by email that will allow attendance at the Meeting virtually. **A Beneficial Securityholder resident in the United States may also appoint someone else who is not a director or officer of the Corporation designated by Management on the VIF or proxy, as their proxyholder to represent and vote on behalf of such Beneficial Securityholder at the Meeting** by obtaining a proxy, executed in favour of the appointed proxyholder, from the holder of record and registering the appointed proxyholder with AGM Connect in the manner described above.

OBOs and NOBOs

The Corporation's OBOs can expect to be contacted by Broadridge or their Intermediary. The Corporation will assume the costs associated with the delivery of the Notice of Meeting, Circular, and VIF, as set out above, to OBOs by Intermediaries. The Meeting Materials are being sent to both Registered Securityholders and Beneficial Securityholders. If you are a Beneficial Securityholder, and the Corporation or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Meeting Materials sent to the NOBOs who have not waived the right to receive Meeting Materials are accompanied by a VIF, instead of a Form of Proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO can instruct the voting of the FSD Pharma Securities owned by the NOBO. VIFs, whether provided by the Corporation or by

an intermediary, should be completed and returned in accordance with the specific instructions of the VIF. The purpose of this procedure is to permit Beneficial Securityholders to direct the voting of the FSD Pharma Securities which they beneficially own. Should a Beneficial Securityholder who receives a VIF wish to attend the Meeting or have someone else attend on the Beneficial Securityholder's behalf, the Beneficial Securityholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Securityholder, or Beneficial Securityholder's nominee, the right to attend and vote at the Meeting.

A Beneficial Securityholder who receives a VIF cannot use the form to vote FSD Pharma Securities directly at the Meeting. The VIF must be returned to the intermediary (or instructions respecting the voting FSD Pharma Securities must otherwise be communicated to the intermediary) well in advance of the Meeting in order to have the FSD Pharma Securities voted. Although a Beneficial Securityholder may not be recognized at the Meeting for the purposed of voting FSD Pharma Securities registered in the name of the broker, a Beneficial Securityholder may attend the Meeting as proxyholder for the Registered Securityholder and vote FSD Pharma Securities in that capacity. Beneficial Securityholders who wish to attend the Meeting and indirectly vote their FSD Pharma Securities as proxyholder for the Registered Securityholder, should contact AGM Connect by emailing: voteproxy@agmconnect.com well in advance of the Meeting to determine the step necessary to permit them to indirectly vote their FSD Pharma Securities as a proxyholder. **Please see above for how a Beneficial Securityholder can appoint proxyholders to vote their shares at the Meeting.**

VOTING VIRTUALLY

Attending the Meeting online enables Registered Securityholders, Beneficial Securityholders, and duly appointed proxies to view the Meeting live. Registered Securityholders and duly appointed proxies, including any Beneficial Securityholders who have been duly appointed as proxyholders and registered with AGM Connect, can also vote and ask questions at the Meeting. Beneficial Securityholders must either direct their votes using their voting instruction form before the Meeting (in which case, they will not be able to ask questions or vote online during the Meeting) or have taken the steps to become duly appointed proxies as described above in "*How can I attend the Meeting as a Beneficial Securityholder*". NOBOs must use a VIF to direct their votes before the Proxy Deadline, and OBOs must use a "request for voting instruction form" as provided by their Intermediary or service company to direct their votes as instructed in such form, as per the instructions above.

An OBO or NOBO who wishes to vote virtually at the Meeting must appoint itself as proxyholder by submitting its VIF or request for voting instruction form (as applicable) in accordance with the instructions therein prior to registering as a proxyholder for online access with AGM Connect. Registering as a proxyholder for online access is an additional step once the VIF or request for voting instruction form (as applicable) has been submitted.

Failure to register a duly appointed proxyholder for online access will result in the proxyholder not receiving a Voter ID or Meeting Code to ask questions or vote during the virtual Meeting.

Registered Securityholders who wish to participate in the Meeting virtually may do so by accessing www.agmconnect.com/fsdpharma2023, clicking on "Join Meeting", entering the Voter ID and Meeting Code and a valid email address, and clicking the "Login" button. A duly appointed proxyholder who wishes to participate in the Meeting virtually may do so by accessing www.agmconnect.com/fsdpharma2023, clicking on "Join Meeting", entering the Voter ID and Meeting Code and a valid email address, and clicking the "Login" button. Registered Securityholders and duly appointed proxyholders (including a Beneficial Securityholder that has been appointed and registered with AGM Connect pursuant to the instructions above), will be able to vote by virtual ballot during the Meeting by clicking on the "Vote Proxy" on the meeting site. It is important that Registered Securityholders and duly appointed proxyholders are connected to the internet at all times during the Meeting in order to vote when voting commences. It is the responsibility of each attendee to ensure connectivity for the duration of the Meeting. It is recommended that Registered Securityholders and duly appointed proxyholders login thirty minutes before the start of the Meeting.

ASKING QUESTIONS VIRTUALLY

Registered Securityholders and duly appointed proxyholders (including Beneficial Securityholders that have been appointed and registered with AGM Connect pursuant to the instructions above), can submit questions in through the chat

interface of the AGM Connect platform throughout the Meeting. Questions that relate to a specific motion must indicate which motion they relate to at the start of the question and must be submitted prior to voting on the motion so they can be addressed at the appropriate time during the Meeting. If questions do not indicate which motion they relate to or are received after voting on the motion, they will be addressed during the general question and answer session after the formal business of the Meeting. Questions or comments submitted through the chat interface of the AGM Connect platform will be read or summarized by a representative of the Corporation, after which the Chairman will respond or direct the question to the appropriate person to respond. If several questions relate to the same or very similar topic, the questions will be grouped, and participants will be advised that the Corporation has received similar questions. The Chairman of the Meeting reserves the right to edit or reject questions that he or she considers inappropriate. The Chairman has broad authority to conduct the Meeting in a manner that is fair to all FSD Pharma Securityholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question.

Technical Difficulties During the Meeting

If technical difficulties arise when logging-in to the Meeting or at any point during the Meeting, please consult www.agmconnect.com for assistance.

OTHER QUESTIONS

If you have questions concerning the information contained in this Circular relating to the business of the Meeting or require assistance in completing the proxy you may contact the Corporation by mail at 243 College St. Suite 101, Toronto, Ontario, M5T 1R5, by phone at (416) 854-8884 or by email at IR@fsdpharma.com.

You may contact AGM Connect for questions related to voting, accessing information, or other general inquiries by telephone at 416-222-4202, or over email at support@agmconnect.com.

INFORMATION CONCERNING FORWARD-LOOKING INFORMATION

Forward-looking information contained in this Circular that are not historical facts are forward looking information within the meaning of Canadian Securities Legislation and forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The terms "forward-looking information" and "forward-looking statements" are used interchangeably for the purposes of this Circular and include, but are not limited to, statements with respect to: (i) the completion and the Effective Date of the Plan of Arrangement; (ii) the date of the hearing for the Final Order made after application to the Court; (iii) the timing for delivery of share certificates representing the securities being issued in exchange for the Class B Shares, Class A Shares, and FSD Pharma Distribution Warrants; (iv) the anticipated benefits of the Plan of Arrangement; (v) certain business and financial information disclosed about FSD Pharma; and (vi) certain business and financial information disclosed about Celly Nu.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "intends", "objectives", "potential", "possible", "believes" or variations of such words and phrases or stating that certain actions, events or results "may", "could", "would", "might" or "will be taken", or "occur". These forward-looking statements are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking information. Such assumptions and factors include the approval of the Arrangement Resolution; the approval of the Plan of Arrangement by the Court, and the receipt of the required governmental approvals and consents. Forward-looking information and statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of FSD Pharma and Celly Nu, post-Plan of Arrangement, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and forward-looking information include, but are not limited, risks related to the limited operating history of FSD Pharma; risks related to the limited operating history of Celly Nu and no earnings of Celly Nu; competition from other companies in the industries in which FSD Pharma and Celly Nu operates; changes to government regulations regulating industries in which FSD Pharma and Celly Nu operates; changes to Securities Legislation; dependence on key

personnel; conflicts of interest of directors and officers of FSD Pharma and Celly Nu; general economic conditions, local economic conditions, interest rates; availability of equity and debt financing to fund operations; lack of a liquid market for the securities of Celly Nu; operational risks; conclusions or economic evaluations; delays in obtaining governmental approvals; and other risks factors described from time to time in the documents filed by FSD Pharma with applicable securities regulators. Readers should also carefully consider the matters and cautionary statements discussed in this Circular under the heading "*Risk Factors*" and in the Schedule "G" attached hereto.

Although FSD Pharma and Celly Nu have attempted to identify important factors that could affect FSD Pharma and Celly Nu and may cause actual actions, events, or results to differ materially from those described in forward-looking statements or forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements or forward-looking information. The forward-looking statements and forward-looking information in this Circular are made based on management's beliefs, estimates and opinions on the date the statements are made and FSD Pharma and Celly Nu do not undertake any obligation to publicly update forward-looking statements and forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. Certain historical and forward-looking information contained or incorporated by reference in this Circular has been provided by, or derived from information provided by, certain persons other than FSD Pharma. Although FSD Pharma does not have any knowledge that would indicate that any such information is untrue or incomplete, FSD Pharma assumes no responsibility for the accuracy and completeness of such information or the failure by such other persons to disclose events which may have occurred or may affect the completeness or accuracy of such information, but which is unknown to FSD Pharma.

NOTE TO UNITED STATES SECURITYHOLDERS

THE PLAN OF ARRANGEMENT AND THE SECURITIES DISTRIBUTABLE IN CONNECTION WITH THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR THE ADEQUACY OR ACCURACY OF THE PLAN OF ARRANGEMENT. ANY REPRESENTATION TO THE TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Arrangement Consideration Shares being the securities to be distributed under the Plan of Arrangement to U.S. Securityholders have not been registered under the U.S. Securities Act, and are being issued in reliance on the Section 3(a)(10) Exemption. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Plan of Arrangement will be considered. The Court issued the Interim Order on October 11, 2023 and, subject to the approval of the Plan of Arrangement by FSD Pharma Shareholders, including the U.S. Securityholders, a hearing on the Plan of Arrangement will be held on, or about, November 24, 2023 at 12:30 p.m. (Toronto Time) at the Court. All FSD Pharma Securityholders, including the U.S. Securityholders, are entitled to appear and be heard at this hearing. The Final Order will, if granted after the Court considers the substantive and procedural fairness of the Plan of Arrangement to the FSD Pharma Shareholders, including the U.S. Securityholders, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption with respect to the Arrangement Consideration Shares to be distributed to FSD Pharma Shareholders, including the U.S. Securityholders, pursuant to the Plan of Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order, as further described under the heading "*United States Securities Law Considerations*".

The solicitation of proxies is being made and the transactions contemplated herein is undertaken by a Canadian issuer in accordance with Canadian corporate and securities laws and is not subject to the proxy requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "**U.S. Exchange Act**"), based on exemptions from

the proxy solicitation rules for "foreign private issuers" (as such term is defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. U.S. Securityholders should be aware that such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

Information in this Circular or in the documents incorporated by reference herein concerning the assets and operations of FSD Pharma and Celly Nu has been prepared under applicable Canadian securities laws, which differ in material respects from the requirements of U.S. securities laws applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC.

Certain financial statements and carve-out financial statements and information included or incorporated by reference herein have been prepared in accordance with the International Financial Reporting Standards ("**IFRS**") and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

U.S. Securityholders should be aware that the transactions described herein may have tax consequences to the U.S. Securityholders who are resident in, or citizens of, the Unites States and such consequences are not described in this Circular or the materials provided to the U.S. Securityholders. U.S. Securityholders who are resident in, or citizens of, the Unites States are advised to consult their own tax advisors to determine the particular United States tax consequences to them of the Plan of Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that FSD Pharma and Celly Nu are organized under the laws of jurisdictions outside the United States, that most, if not all, of their respective officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of FSD Pharma and Celly Nu and such other persons may be located outside the United States. As a result, it may be difficult or impossible for U.S. Securityholders to effect service of process within the United States upon FSD Pharma, Celly Nu, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, U.S. Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by FSD Pharma.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial statements of Celly Nu contained in this Circular are reported in Canadian dollars and have been prepared in accordance with IFRS. All references to dollar amount in this Circular are to Canadian dollars unless stated otherwise or the context otherwise requires.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of FSD Pharma, nor any associate or affiliate of the foregoing persons, at any time since the commencement of FSD Pharma's last completed financial year and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting, other than as may be otherwise set out herein.

Zeeshan Saeed, a director and officer of FSD Pharma and director of Celly Nu, holds 24 Class A Shares and 2,241,146 Class B Shares in FSD Pharma (approximately 33.33% of the Class A Shares issued and outstanding and approximately 5.69% of the issued and outstanding Class B Shares). In connection with the Plan of Arrangement, Mr. Saeed shall receive 2,241,146 FSD Pharma New Class B Shares in exchange for his Class B Shares and 24 FSD Pharma New Class A Shares in exchange for his Class A Shares, and 2,241,170 Celly Nu Shares, in the same proportion as other FSD Pharma Securityholders.

Donal Carroll, an officer of FSD Pharma and an officer of Celly Nu, holds 973,268 Class B Shares in FSD Pharma (approximately 2.47% of the issued and outstanding Class B Shares). In connection with the Plan of Arrangement, Mr. Carroll shall receive 973,268 FSD Pharma New Class B Shares in exchange for his Class B Shares, and 973,268 Celly Nu Shares, in the same proportion as other FSD Pharma Securityholders.

Lakshmi Kotra, a director of FSD Pharma and officer of FSD Pharma's wholly owned subsidiary Lucid, and a director of Celly Nu, holds 1,422,197 Class B Shares in FSD Pharma (approximately 3.61% of the issued and outstanding Class B Shares). In connection with the Plan of Arrangement, Dr. Kotra shall receive 1,422,197 FSD Pharma New Class B Shares in exchange for his Class B Shares, and 1,422,197 Celly Nu Shares, in the same proportion as other FSD Pharma Securityholders.

Michael Zapolin, a director of FSD Pharma and beneficial owner of 28,800,000 Celly Nu Shares, holds 500,000 FSD Pharma Non-Distribution Warrants. In connection with the Plan of Arrangement, Mr. Zapolin shall receive 500,000 FSD Pharma New Non-Distribution Warrants in exchange for his FSD Pharma Non-Distribution Warrants.

SHARE RIGHTS

The Class B Shares are listed for trading on the CSE and on the NASDAQ Capital Market. under the symbol "HUGE". The Class B Shares are also listed and posted for trading on the FSE, under "WKN: A2JM6M" and the trading symbol "0K9A".

The Class B Shares are considered 'restricted securities' as such term is defined in NI 51-102 because there is another class of securities of the Corporation that carries a greater number of votes per security relative to the Class B Shares.

The following is a summary of the rights, privileges, restrictions, and conditions attached to the FSD Pharma Shares:

Voting Rights

Except as otherwise prescribed by the OBCA, at a meeting of the FSD Pharma Shareholders, each Class B Share entitles the holder thereof to one vote and each Class A Share entitles the holder thereof to 276,660 votes on all matters.

Rank

The Class A Shares and Class B Shares rank *pari passu* with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or winding up of the Corporation. In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Shares and the holders of Class B Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any class of shares ranking senior to the Class A Shares and the Class B Shares, in the remaining property and assets of the Corporation available for distribution to shareholders, without preference or distinction among or between the Class A Shares and the Class B Shares.

Dividends

Holders of Class A Shares and Class B Shares are entitled to receive, subject always to the rights of the holders of any class of shares ranking senior to the Class A Shares and Class B Shares, dividends out of the assets of the Corporation legally available for the payment of dividends at such times and in such amount and form as the Board may from time to

time determine and the Corporation will pay dividends thereon on a *pari passu* basis, if, as and when declared by the Board.

Conversion

The Class B Shares are not convertible into any other class of shares. Each outstanding Class A Share may, at any time at the option of the holder, be converted into one Class B Share. Upon the first date that any Class A Share is transferred by a holder, other than to a permitted holder, the permitted holder which held such Class A Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Share into a fully paid and non-assessable Class B Share.

Subdivision or Consolidation

No subdivision or consolidation of the Class A Shares or the Class B Shares may be carried out unless, at the same time, the Class A Shares or the Class B Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Change of Control Transactions

The holders of Class B Shares are entitled to participate on an equal basis with holders of Class A Shares in the event of a "Change of Control Transaction" requiring approval of the holders of Class A Shares and Class B Shares under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Class A Shares and by a majority of the votes cast by the holders of outstanding Class B Shares each voting separately as a class.

Proposals to Amend the Articles of Amendment

Neither the holders of the Class A Shares nor the holders of the Class B Shares are entitled to vote separately as a class upon a proposal to amend the Corporation's articles (the "**Articles**") in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the OBCA.

Neither the holders of the Class A Shares nor the holders of the Class B Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles in the case of an amendment referred to in paragraph (b) of subsection 170(1) of the OBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Shares and Class B Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law in respect of such exchange, reclassification or cancellation.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class A Shares would not necessarily require that an offer be made to purchase Class B Shares. In accordance with the rules of the CSE designed to ensure that, in the event of a Take-Over Bid, the holders of Class B Shares will be entitled to participate on an equal footing with holders of Class A Shares, the holders of not less than 80% of the outstanding Class A Shares have entered into a Coattail Agreement dated May 24, 2018 with the Corporation and Computershare Trust Company of Canada. The Coattail Agreement contains provisions customary for dual-class, publicly traded corporations designed to prevent transactions that otherwise would deprive the holders of Class B Shares of rights under the Take-Over Bid provisions of applicable Canadian Securities Legislation to which they would have been entitled if the Class A Shares had been Class B Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale of Class A Shares by a party to the Coattail Agreement if concurrently an offer is made to purchase Class B Shares that:

a) offers a price per Class B Share at least as high as the highest price per share paid or required to be paid pursuant to the Take-Over Bid for the Class A Shares;

b) provides that the percentage of outstanding Class B Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class A Shares to be sold (exclusive of Class A Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

c) has no condition attached other than the right not to take up and pay for Class B Shares tendered if no shares are purchased pursuant to the offer for Class A Shares; and

d) is in all other material respects identical to the offer for Class A Shares.

In addition, the Coattail Agreement does not prevent the sale of Class A Shares by a holder thereof to a permitted holder, provided such sale does not or would not constitute a Take-Over Bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable Securities Legislation). The conversion of Class A Shares into Class B Shares, shall not, in of itself constitute a sale of Class A Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class A Shares (including a transfer to a pledgee as security) by a holder of Class A Shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class A Shares are not automatically converted into Class B Shares in accordance with the Articles. The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class B Shares. The obligation of the trustee to take such action will be conditional on the Corporation or holders of the Class B Shares providing such funds and indemnity as the trustee may require. No holder of Class B Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class B Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the CSE and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Class B Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class B Shares held directly or indirectly by holders of Class A Shares, their affiliates and related parties and any persons who have an agreement to purchase Class A Shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class B Shares under applicable law.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of FSD Pharma has fixed October 6, 2023 as the record date (the "**Record Date**") for determining persons entitled to receive notice and to vote at the Meeting and any adjournment(s) thereof. Only those FSD Pharma Securityholders who are recorded as such holders as at the close of business on the Record Date may attend the Meeting or vote at the Meeting by completing, signing, and delivering a Form of Proxy in the manner and subject to the provisions described above and have their respective FSD Pharma Securities voted at the Meeting.

The authorized voting securities of FSD Pharma consist of an unlimited number of Class B Shares and an unlimited number of Class A shares. As at the Record Date, there are 39,358,791 Class B Shares, 6,355,758 FSD Pharma Distribution Warrants, and 72 Class A Shares issued and outstanding. in addition to the FSD Pharma Shareholders, only holders of FSD Pharma Distribution Warrants are entitled to vote on the Arrangement Resolution. Accordingly, each Class B Share and FSD Pharma Distribution Warrant carries the right to one vote per Class B Share or FSD Pharma Distribution Warrant. Each Class A Share carries the right to 276,660 votes at the Meeting per Class A Share. The Class B Shares, together with the FSD Pharma Distribution Warrants represented approximately 69.65% (or 59.96% and 9.68% respectively) and the Class A Shares represent approximately 30.34% of the voting rights attaching to all FSD Pharma Securities as at the Record Date.

The following table sets out the information regarding ownership of the Class A Shares, Class B Shares, and FSD Pharma Distribution Warrants owned by each person who, to the knowledge of the Corporation, beneficially owns, controls, or directs, indirectly or directly, more than 10% of votes attaching to the issued and outstanding Class A Shares, Class B Shares, or FSD Pharma Distribution Warrants as of the date of this Circular.

Name	Number of Class A Shares Owned(1)	Number of Class B Shares Owned(2)	Number of FSD Pharma Distribution Warrants Owned	Aggregate FSD Pharma Distribution Warrants & Class B Shares	Percentage of Votes Attaching to Class B Shares and FSD Pharma Distribution Warrants Owned	Percentage of Votes Attaching to Class A Shares Owned	Aggregate Percentage of Voting Securities Owned
Anthony Durkacz(3)	24	1,496,836	Nil	1,496,836	3.27%	33.33%	12.40%
Zeeshan Saeed(4)	24	2,241,146	Nil	2,241,146	4.90%	33.33%	13.53%
Raza Bokhari(5)	24	5,527	Nil	5,527	0.012%	33.33%	10.12%

Notes:

(1) Each Class A Share has 276,660 votes per share, each Class B Share has one vote per share, and each FSD Pharma Distribution Warrant has one vote per share. At this Meeting, the holders of the Class B Shares and holders of the FSD Pharma Distribution Warrants vote together as a single class on all matters, and the holders of Class A Share vote separately.

(2) Information regarding shareholdings has been provided by the respective holders or is based on publicly available data and not independently verified by the Corporation.

(3) Fortius Research and Trading Corp., a company controlled by Anthony Durkacz, is the registered owner of 24 Class A Shares and 106,043 Class B Shares. Mr. Durkacz also directly holds 975,122 Class B Shares and First Republic Capital Corporation, a company majority owned by Anthony Durkacz, is the registered owner of 373,671 Class B Shares. Jacqueline Burns, Mr. Durkacz's spouse, is the registered holder of 42,000 Class B Shares.

(4) Mr. Saeed is the registered owner of 1,800,115 Class B Shares and Xorax Family Trust, a trust of which Mr. Saeed is a beneficiary, is the registered owner of 24 Class A Shares and the registered owner of 441,031 of the Class B Shares.

(5) The number of Class A Shares and Class B Shares, respectively, owned by Dr. Bokhari disclosed in this table has been taken from Form 62-103F1 – *Required Disclosure under the Early Warning Requirements* dated April 11, 2022, which is available on the Corporation's SEDAR+ profile at www.sedarplus.ca.

QUORUM AND VOTES NECESSARY TO PASS SPECIAL RESOLUTIONS

Two persons present and each entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of the shareholders.

The Plan of Arrangement must be approved by at least 66 2/3% of the votes cast in respect of the special resolution of the holders of (i) FSD Pharma Distribution Warrants and Class B Shares voting together as a class, and (ii) holders of Class A Shares voting separately as a class, to approve the Arrangement Resolution, and present virtually or represented by proxy at the Meeting on the basis of one vote per FSD Pharma Distribution Warrant, one vote per Class B Share, or 276,660 votes per Class A Share, as well as a simple majority of the votes cast by the holders of (i) FSD Pharma Distribution Warrants and Class B Shares, voting together as a class, and (ii) holders of Class A Shares, voting separately as a class, on the basis of one vote per FSD Pharma Distribution Warrant, one vote per Class B Share, and 276,660 votes per Class A Share, and in each case excluding any other persons required to be excluded in accordance with MI 61-101.

PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of Celly Nu for the period from incorporation (August 13, 2021) to July 31, 2022, and the related MD&A and auditor's reports thereto, and the interim financial statements for Celly Nu for the quarter ending April 30, 2023 are included in this Circular as Schedule "H" and may be obtained online from SEDAR+ at www.sedarplus.ca.

The audited carve-out financial statements specifying the financial position, results of operations, and changes in equity and cash flows of the Corporation's proprietary formulation, UNBUZZD™, as at and for the period ending on July 30, 2023, are presented in USD, with the auditor's report and accompanying MD&A, and are included in this Circular as Schedule "I" and should be read together with the other financial information contained in or incorporated by reference herein.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at October 20, 2023, unless otherwise noted.

No person has been authorized to give any information or to make any representation in connection with the Plan of Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by FSD Pharma.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and shareholders are urged to consult their own professional advisers in connection therewith.

Descriptions in the body of this Circular of the terms of Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents. FSD Pharma Securityholders should refer to the full text of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement is attached to this Circular as Schedule "B" and the Plan of Arrangement is attached as Schedule "A" to the Arrangement Agreement.

CURRENCY

Unless otherwise indicated herein, references to "$", "Cdn$", "CAD" or "Canadian dollars" are to Canadian dollars, and references to "US$", "USD" or "U.S. dollars" are to United States Dollars.

GLOSSARY OF TERMS

In this Circular, the following capitalized words and terms shall have the following meanings:

"**Affiliate**" means with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person;

"**AGM Connect Address**" is the address for AGM Connect at 2704-401 Bay Street, Toronto, ON M5H 2Y4;

"**Agreement**" or "**Arrangement Agreement**" means the arrangement agreement dated October 4, 2023, between FSD Pharma and Celly Nu, a copy of which is attached as Schedule "B" to this Circular, and any amendment(s) or variation(s) thereto;

"**Arrangement Consideration Shares**" means the securities issued or distributed, as the case may be, pursuant to the Plan of Arrangement, being FSD Pharma New Class B Shares, FSD Pharma New Class A Shares and Celly Nu Shares;

"**Arrangement Resolution**" means the special resolution of the FSD Pharma Securityholders in respect of the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule "A" hereto;

"**Arrangement**" or "**Plan of Arrangement**" means the statutory plan of arrangement under Section 182 of the OBCA attached as Schedule "A" to the Arrangement Agreement, as amended or varied from time to time in accordance with the terms thereof and the terms of the Arrangement Agreement or at the discretion of the Court in the Final Order;

"**Articles**" has the meaning ascribed to it under the heading "*Share Rights – Proposal to Amend the Articles*";

"**Associate**" means an associate as defined in the *Securities Act*;

"**Authorities**" means any: (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) subdivision or authority of any of the foregoing; or (iii) quasi-governmental or self- regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above;

"**Beneficial Securityholders**" has the meaning ascribed to it under the heading "*Beneficial Securityholders*";

"**Beneficial Shareholders**" has the meaning ascribed to it under the heading "*Beneficial Securityholders*";

"**Beneficial Warrantholder**" has the meaning ascribed to it under the heading "*Beneficial Securityholders*";

"**Board**" means the duly appointed board of directors of FSD Pharma or Celly, as applicable;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto, Ontario for the transaction of banking business;

"**By-laws**" means general by-law No. 1 of FSD Pharma and all other by-laws of FSD Pharma from time to time in force and effect;

"**Canada-U.S. Tax Convention**" means the Canada-United States Tax Convention (1980), as amended;

"**Celly Nu Shares**" means the common shares in the capital of Celly Nu;

"**Celly Nu**" means Celly Nutrition Corp., a company incorporated under the laws of the Province of British Columbia;

"**Chairman**" means the chair of the Meeting;

"**Change of Control**" means any change in the registered holdings and/or beneficial ownership of the outstanding FSD Pharma Shares which results in any Person or group of Persons acting in concert, being in a position to exercise control

of FSD Pharma; or the entering into of a merger, acquisition, amalgamation, arrangement or other reorganization by FSD Pharma or FSD Pharma with another unrelated corporation;

"**Circular**" means this management information circular containing among other things, disclosure in respect of the Plan of Arrangement and prospectus level disclosure in respect of Celly Nu following completion of the Plan of Arrangement, together with all appendices, distributed by FSD Pharma to the FSD Pharma Securityholders in connection with the Meeting and filed with such Authorities in Canada as are required by the Arrangement Agreement, or otherwise as required by applicable Laws;

"**Class A Shares**" has the meaning ascribed to it under the heading "*Management Information Circular*";

"**Class B Shares**" has the meaning ascribed to it under the heading "*Management Information Circular*";

"**Coattail Agreement**" means the coattail agreement entered into between the Corporation, Computershare Trust Company of Canada, and each of the shareholders listed in Schedule "A" and Schedule "B" thereto dated May 24, 2018;

"**Code**" has the meaning ascribed to it under the heading "*Certain United States Federal Income Tax Considerations*";

"**Consideration**" has the meaning attributed to it under the heading "*Summary – The Plan of Arrangement – Summary and Effect of the Arrangement*";

"**Corporation**" means FSD Pharma, a corporation incorporated pursuant to the laws of Ontario;

"**Court**" means the Ontario Superior Court of Justice (Commercial List), 7th Floor, 330 University Avenue, Toronto M5G 1R7;

"**CRA**" means the Canada Revenue Agency;

"**CSE**" means the Canadian Securities Exchange;

"**Demand for Payment**" means a written notice of a Registered Shareholder setting out (a) his or her name, (b) the number and class of Dissenting Shares, and (c) a demand for payment of the fair value of such Dissenting Shares, submitted to the Corporation;

"**Depository**" means Marrelli Trust Company Ltd. or such other person that may be appointed by FSD Pharma for the purpose of receiving deposits of certificates formerly representing FSD Pharma Securities;

"**Dissent Procedures**" means the dissent procedures, as set forth in Section 185 of the OBCA;

"**Dissent Rights**" means the right of a Registered FSD Pharma Shareholder to dissent in respect of the Arrangement described in the Plan of Arrangement in strict compliance with the Dissent Procedures;

"**Dissenting Shareholders**" means a Registered Shareholder that has duly exercised Dissent Rights under section 185 of the OBCA in respect of the Plan of Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights but only in respect of the Class B Shares or Class A Shares, in respect of which Dissent Rights are validly exercised by such Registered Shareholder;

"**Dissenting Shares**" means the FSD Pharma Shares in respect of which a Dissenting Shareholder has validly exercised Dissent Rights;

"**Distribution Provision**" means "During such time as this Warrant is outstanding, if the Corporation shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Class B Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder

had held the number of Class B Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Class B Shares are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Class B Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation)";

"**DPSP**" means a trust governed by a deferred profit sharing plan;

"**Effective Date**" means the date shown on the Certificate of Arrangement issued by the Director;

"**Effective Time**" means 12:01 a.m. Toronto time, on the Effective Date;

"**Encumbrance**" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, prior claim, adverse claim, exception, reservation, restrictive covenant, agreement, easement, lease, license, right of occupation, option, right of use, right of first refusal, right of pre-emption, privilege or any matter capable of registration against title or any contract to create any of the foregoing.

"**Fairness Opinion**" means the opinion of Intellectual Capital Corporation dated October 20, 2023, delivered to the Board, a copy of which is attached as Schedule "C" hereto;

"**FATCA**" has the meaning ascribed to it under the subheading "*U.S. Foreign Account Tax Compliance Act*";

"**Final Order**" means the final order of the Court pursuant to Section 182 of the OBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) Exemption in connection with the issuance of the Arrangement Consideration Shares to U.S. Shareholders, and in a form acceptable to FSD Pharma approving the Arrangement, as such order may be amended by the Court (with the consent of FSD Pharma) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to FSD Pharma) on appeal;

"**Form 62-104F2**" has the meaning ascribed to it under the subheading "*MI 61-101 – Specified Disclosure in Respect of Related Party Transactions*";

"**Form of Proxy**" means the form of proxy accompanying this Circular;

"**Founder**" means Thomas Fairfull, Zeeshan Saeed or Anthony Durkacz;

"**FSD Pharma Distribution Non-Warrantholders**" means the holders of FSD Pharma Non-Distribution Warrants;

"**FSD Pharma Distribution Warrantholders**" has the meaning ascribed to it under the heading "*Management Information Circular*";

"**FSD Pharma Distribution Warrants**" has the meaning ascribed to it under the heading "*Management Information Circular*";

"**FSD Pharma New Class B Shares**" has the meaning ascribed to it under the heading "*Summary – The Plan of Arrangement – Summary and Effect of the Arrangement*";

"**FSD Pharma New Distribution Warrants**" means the new FSD Pharma warrants issued to FSD Pharma Distribution Warrantholders as a result of the Plan of Arrangement, and each of which are exercisable for one FSD Pharma New Class B Share;

"**FSD Pharma New Non-Distribution Warrants**" means the new FSD Pharma warrants issued to FSD Pharma Non-

Distribution Warrantholders as a result of the Plan of Arrangement, and each of which are exercisable for one FSD Pharma New Class B Share;

"**FSD Pharma New Option**" means the new FSD Pharma options issued to FSD Pharma Optionholders as a result of the Plan of Arrangement, and each of which are exercisable for one FSD Pharma New Class B Share;

"**FSD Pharma Non-Distribution Warrants**" means the outstanding warrants issued pursuant of FSD Pharma, each of which is exercisable for the purchase of one Class B Share, and which does not include a provision in its applicable warrant certificate that is substantially to the Distribution Provision or with the same substantive effective;

"**FSD Pharma Warrants**" means collectively, outstanding FSD Pharma Distribution Warrants and FSD Pharma Non-Distribution Warrants;

"**FSD Pharma Optionholder**" means a holder of FSD Pharma Options;

"**FSD Pharma Options**" means outstanding options, each of which is exercisable for the purchase of one Class B Share;

"**FSD Pharma Securities**" has the meaning ascribed to it under the heading "*Management Information Circular*";

"**FSD Pharma Securityholders**" has the meaning ascribed to it under the heading "*Management Information Circular*";

"**FSD Pharma Share**" means either a Class B Share or Class A Share, when a statement that applies to a particular circumstance without making a distinction between the two, when used in a singular form;

"**FSD Pharma Shareholders**" has the meaning ascribed to it under the heading under the heading "*Management Information Circular*";

"**FSD Pharma Shares**" means collectively Class B Shares and Class A Shares, when used in plural form;

"**FSD Pharma**" has the meaning ascribed to it under the heading "*Management Information Circular*";

"**FSD-PEA**" means the Corporation's proprietary ultra-micronized palmitoylethanolamide formulation which was being developed for the treatment of inflammatory diseases;

"**FSE**" means the Frankfurt Stock Exchange;

"**Holder**" has the meaning ascribed to it under the heading "*Principal Canadian Federal Income Tax Considerations*";

"**IFRS**" has the meaning ascribed to it under the heading "*Note to United States Securityholders*";

"**Insiders**" means an insider as defined in the *Securities Act* (Ontario);

"**Interested Party**" has the meaning ascribed to it under the subheading "*Canadian Securities Law Considerations – MI 61 101*";

"**Interim Order**" means the order made after application to the Court pursuant to Section 182 of the OBCA, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court;

"**Intermediaries**" means brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Securityholders;

"**IP Agreement**" means the intellectual property license agreement dated July 31, 1023 between FSD Pharma, Celly Nu, and Lucid;

"**IRS**" means the United States Internal Revenue Service;

"**Laws**" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Authority, to the extent each of the foregoing have the force of law, and the term "applicable" with respect to such laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"**Letter of Transmittal**" means the Letter of Transmittal enclosed with the Circular sent in connection with the Meeting pursuant to which, among other things, registered FSD Pharma Securityholders are required to deliver certificates representing FSD Pharma Securities in order to receive Arrangement Consideration Shares to which they are entitled;

"**Lucid**" means the Corporation's wholly owned subsidiary, Lucid PsycheCeuticals Inc.;

"**Lucid-MS**" means the Lucid 21-302 compound, a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis in preclinical models;

"**Management Designees**" has the meaning ascribed to it under the heading "*Appointment of Proxyholders and Revocation of Proxies*";

"**Marrelli Trust**" means Marrelli Trust Company Limited;

"**MD&A**" means Management Discussion and Analysis;

"**Meeting Materials**" means all documents required for the Meeting, including the Circular, Plan of Arrangement, Arrangement Agreement, Arrangement Resolution, accompanying financial statements, Forms of Proxy, and a VIF;

"**Meeting**" means the special meeting of FSD Pharma Securityholders to be held on November 20, 2023 for the purpose of voting on the matters set out in the Notice of Meeting dated October 20, 2023, including the Arrangement Resolution, and all other matters that may properly come before the meeting and any adjournment or postponement thereof;

"**Members of the Immediate Family**" means with respect to any individual, each parent (whether by birth or adoption), spouse, child or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or any aforementioned Persons (including without limitation a tutor, curator, mandatory due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the *Income Tax Act* (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;

"**MI 61-101**" means Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions;*

"**NASDAQ Capital Market**" means the NAQSDAQ capital market;

"**NI 45-106**" means National Instrument 45-106 – *Prospectus Exemptions;*

"**NI 51-102**" means National Instrument 51-102 – *Continuous Disclosure Obligations*;

"**NI 54-101**" means National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*;

"**NOBO**" means a non-objecting Beneficial Securityholder;

"**Non-Resident Holder**" has the meaning ascribed to it under the heading "*Principal Canadian Federal Income Tax*

Considerations";

"**Non-U.S. Holder**" has the meaning ascribed to it under the heading "*Principal Canadian Federal Income Tax Considerations*";

"**Notice of Application**" means the notice of application issued by the Court seeking to obtain the Final Order, as attached as Schedule "F";

"**Notice of Dissent**" means the notice of dissent contemplated by section 185 of the OBCA;

"**Notice of Meeting**" means the notice of Meeting to be sent to the FSD Pharma Securityholders, which notice will accompany this Circular

"**Notice-and-Access Provisions**" means the notice-and-access provisions of concerning the delivery of proxy-related materials to FSD Pharma Securityholders, found in 9.1(1) of NI 51-102, in the case of Registered Securityholders and Section 2.7.1 of NI 54-101, in the case of Beneficial Securityholders;

"**NP 46-201**" means National Policy 46-201 *Escrow for Initial Public Offerings*;

"**OBCA**" means the *Business Corporations Act* (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

"**OBO**" means objecting Beneficial Securityholder;

"**Offer to Pay**" means the written offer of the Corporation to each Dissenting Shareholder that has sent a Demand for Payment for his or her FSD Pharma Securities in an amount considered by the Corporation to be the fair value of the FSD Pharma Shares, all in compliance with the Dissent Procedures;

"**OSC**" means the Ontario Securities Commission;

"**Outside Date**" means December 31, 2023, or such other later date as may be agreed to in writing by the Parties;

"**Parties**" means FSD Pharma and Celly Nu and "**Party**" means any one of them;

"**Permitted Holder**" means, in respect of a holder of Class A Shares that is an individual, the Members of the Immediate Family of such individual, any Person controlled, directly or indirectly, by any such holder, a Founder or an Affiliate of a Founder, or a current executive officer or director of the Corporation, and in respect of a holder of Class A Shares that is not an individual, an Affiliate of that holder and a Founder or an Affiliate of a Founder, or a current executive officer or director of the Corporation; For the avoidance of doubt, the Articles permit the transfer of Class A Shares between the Founders, to current executive officers or directors of the Corporation, or their respective Affiliates;

"**Person**" means an individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

"**PFIC**" means a "passive foreign investment company" under Section 1297 of the Code;

"**Plan Holder**" has the meaning ascribed to it under the heading "*Principal Canadian Federal Income Tax Considerations*";

"**Proposed Amendments**" has the meaning ascribed to it under the heading "*Principal Canadian Federal Income Tax Considerations*";

"**Proxy Deadline**" has the meaning ascribed to it under the heading "*Registered Securityholders*";

"**PUC**" means "paid-up capital" as defined in subsection 89(1) of the Tax Act

"**QEF**" means a "qualified electing fund";

"**RDSP**" means a trust governed by a registered disability savings plan;

"**Record Date**" has the meaning ascribed to it under the heading "*Voting Securities and Principal Holders of Voting Securities*";

"**Registered Plans**" means a RRSP, RRIF, DPSP, RESP, RDSP or TFSA;

"**Registered Securityholder**" means a Registered Shareholder or Registered Warrantholder;

"**Registered Shareholder**" means a registered holder of Class B Shares or Class A Shares that hold their FSD Pharma Shares directly in their own name and not in the name of an Intermediary as recorded in the shareholder register of FSD Pharma maintained by Marrelli Trust;

"**Registered Warrantholder**" means a FSD Pharma Distribution Warrantholder that holds their FSD Pharma Distribution Warrants directly in their own name and not in the name of a Intermediary;

"**Regulation 14A**" means Regulation 14A under the U.S. Exchange Act, as may be amended from time to time;

"**Regulation S**" means Regulation S promulgated under the U.S. Securities Act;

"**Related Party Purchase**" has the meaning ascribed to it under the subheading "*Canadian Securities Law Considerations – MI 61 101*";

"**Reporting Issuer**" has the meaning ascribed to it in the Securities Act;

"**Resident Holder**" has the meaning ascribed to it under the heading "*Principal Canadian Federal Income Tax Considerations*";

"**RESP**" means a trust governed by a registered education savings plan;

"**Restricted Share Rules**" has the meaning ascribed to it under the heading "*Particulars of the Matters to be Acted Upon – Approval of Arrangement Resolution*";

"**Round Down Provision**" has the meaning ascribed to it under the heading "*Summary – The Plan of Arrangement – Summary and Effect of the Arrangement*";

"**RRIF**" means a trust governed by a registered retirement income fund;

"**RRSP**" means a trust governed by a registered retirement savings fund;

"**Rule 144**" means Rule 144 promulgated by the SEC pursuant to the U.S. Securities Act, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule;

"**Rule 144A**" means Rule 144A promulgated by the SEC pursuant to the U.S. Securities Act, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule;

"**Rule 405**" means Rule 405 promulgated by the SEC pursuant to the U.S. Securities Act, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule;

"**SEC**" means the United States Securities and Exchange Commission;

"**Section 3(a)(10) Exemption**" means the exemption from registration requirements of the U.S. Securities Act provided under section 3(a)(10) thereof;

"**Securities Act**" means the *Securities Act* (Ontario);

"**Securities Legislation**" means the Securities Act and the equivalent law in the other applicable provinces and territories of Canada, and the published policies, instruments, rules, judgments, orders and decisions of any Authority administering those statutes;

"**SEDAR+**" means the System for Electronic Document Analysis and Retrieval (+) of the Canadian Securities Administrators;

"**Share Exchange**" has the meaning ascribed to it under the heading "*Summary – The Plan of Arrangement – Summary and Effect of the Arrangement*";

"**Subsidiary PFIC**" has the meaning ascribed to it under the heading "*Certain United States Federal Income Tax Considerations*";

"**Take-Over Bid**" means an offer to acquire outstanding voting securities or equity securities of a class made to one or more Persons, any of whom is in the local jurisdiction or whose last address as shown on the books of the offeree issuer is in the local jurisdiction, where the securities subject to the offer to acquire, together with the offeror's securities, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire but does not include an offer to acquire if the offer to acquire is a step in an amalgamation, merger, reorganization or arrangement that requires approval in a vote of security holders;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, all as amended from time to time;

"**Taxable Capital Gain**" has the meaning ascribed to it under the subheading, "*Principal Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses*";

"**TCJA**" means the U.S. Tax Cuts and Jobs Act;

"**TFSA**" means a trust governed by a tax-free savings account;

"**Transfer Agent**" means Marrelli Trust Company Limited, or such other trust company or transfer agent as may be designated by FSD Pharma;

"**Treasury Regulations**" means the United States Treasury Regulations promulgated under the Code;

"**U.S. Exchange Act**" has the meaning ascribed to it under the heading "*Note to United States Securityholders*";

"**U.S. Holder**" means a beneficial owner of FSD Pharma Shares (either FSD Pharma Class B Shares or FSD Pharma Class A Shares) participating in the Plan of Arrangement or exercising Dissent Rights that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of the source of such income; (d) a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. Persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or (e) a partnership, limited liability company or other entity classified as a partnership for U.S. tax purposes that is created or organized in or under the laws of the United States or any state in the U.S., including the District of Columbia;

"**U.S. Person**" means a U.S. Person as defined in Rule 902(k) of Regulation S;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as may be amended, and the rules and regulations promulgated thereunder as may be amended or replaced, from time to time;

"**U.S. Securities Laws**" means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder;

"**U.S. Securityholders**" means the FSD Pharma Securityholders in the United States;

"**UNBUZZD™**," means the Corporation's proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"**VIF**" means the voting instruction form accompanying this Circular.

SUMMARY

The following is a summary of the principal features of the Plan of Arrangement and certain other matters and should be read together with the more detailed information, schedules, and financial data and statements contained elsewhere in this Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere in this Circular.

Date, Time and Place of Meeting

The Meeting will be held on November 20, 2023, at 1:00 p.m. (Toronto Time) at www.agmconnect.com/fsdpharma2023.

Record Date

FSD Pharma Securityholders of record at the close of business (Toronto time) on October 6, 2023, will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Purpose of Meeting

This Circular is furnished in connection with the solicitation of proxies by management of FSD Pharma for use at the Meeting. At the Meeting, FSD Pharma Securityholders will be asked to approve by way of special resolution, the Plan of Arrangement, as set out in the Notice of Meeting to FSD Pharma Securityholders accompanying this Circular.

Summary of the Plan of Arrangement, the Parties and their Businesses, and the Fairness Opinion

Parties Overview

FSD Pharma

FSD Pharma, was formed under and is governed by the provisions of the OBCA on November 1, 1998, pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018, the Corporation changed its name to "FSD Pharma Inc." The head and registered office is at 199 Bay St., Suite 4000, Toronto, Ontario, Canada M5L 1A9.

FSD Pharma is focused on building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory, and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. From May 2018 to March 2020, the focus of the Corporation's business was the cultivation, processing, and sale of medical cannabis; in March 2020, however, the Corporation pivoted its focus to pharmaceuticals and biotechnology. The Corporation is not engaged in any cannabis-related activities. The Corporation is also focused on the research and development of UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption.

Through Lucid, the Corporation is also currently focused on the research and development of Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis in preclinical models. On April 17, 2023, the Corporation announced the completion of its first-in-human dosing of Lucid-MS in the Corporation's Phase 1 clinical trial. On May 10, 2023, the Corporation announced the completion of dosing the first cohort of patients in the Phase 1 clinical trial of Lucid-MS.

In June 2023, the Corporation terminated any further clinical development of FSD-PEA (also known as FSD-201) formulation which was being developed for the treatment of inflammatory diseases. The Corporation's team of internal medical experts conducted a profitability assessment of FSD-PEA and ultimately determined that the FSD-PEA molecule was not profitable compared against the currently available products in the market and it would not be possible to cover the Corporation's manufacturing and research and development investments at a price that would be accepted in the market.

Management made the decision to put the research and development activities associated with Lucid-PSYCH on hold during June 2023. This decision was made based on the cumulative cash requirements to advance the research and

development of FSD Pharma's portfolio of compounds. Due to cash flow prioritization strategies, management elected to prioritize the Lucid-MS compound and its alcohol misuse treatment products.

Upon completion of the Plan of Arrangement, FSD Pharma will continue to hold all of its assets focused in the pharmaceuticals and biotechnology space while continuing to hold an interest in Celly Nu (approximately 26.76% of Celly Nu immediately following completion of the Plan of Arrangement).

Celly Nu

Celly Nu's principal business focus is developing alcohol misuse and detoxification technology for recreational application. Celly Nu has the exclusive rights to the recreational applications for the Corporation's alcohol misuse technology for rapid alcohol detoxification, UNBUZZD™, after the Corporation and Lucid entered into a definitive exclusive intellectual property license agreement with Celly Nu. Upon completion of the Plan of Arrangement, Celly Nu will continue to advance its efforts in the alcohol detoxification space. See "*Schedule G - Information Concerning Celly Nu*" attached to this Circular for disclosure about Celly Nu on a post-Plan of Arrangement basis.

Purpose of the Arrangement

Pursuant to the Arrangement Agreement, FSD Pharma and Celly Nu have agreed to proceed with a reorganization transaction by way of a statutory plan of Arrangement under the provisions of the OBCA.

Given the differences between Celly Nu's and FSD Pharma's respective focus and business models, the companies determined that it would be advantageous to all parties that Celly Nu and FSD Pharma each focus on their respective businesses as separate reporting issuers.

Summary of the FSD Pharma and Celly Nu Licensing Transaction

Celly Nu entered into an IP Agreement, which grants Celly Nu exclusive rights to the recreational applications for FSD Pharma's intellectual property relating to alcohol misuse technology for rapid alcohol detoxification, as further described therein.

Pursuant to the terms of the IP Agreement, FSD Pharma receives a 7% royalty on commercialization revenue generated by Celly Nu from sales of products that are created using the technology rights granted under the intellectual property license, until total royalties in the amount of $250,000,000 are paid to FSD Pharma, at which point the royalty rate is reduced to 3%. In addition, Celly Nu issued FSD Pharma 100,000,000 Celly Nu Shares as a license fee and has issued FSD Pharma an anti-dilution warrant, entitling FSD Pharma to exercise the anti-dilution warrant at any time, in whole or in part, for a period of five years from the date of issuance to increase holdings in Celly Nu to 25% for nominal consideration. In connection with the IP Agreement, Celly Nu and FSD Pharma entered into a loan agreement, whereby FSD Pharma has loaned Celly Nu $1,000,000 on a secured basis with a term of 3 years, which will bear interest at a rate of 10% per annum, payable on each anniversary. Furthermore, the following individuals were appointed in their respective roles: John Duffy (Chief Executive Officer), Donal Caroll (Chief Financial Officer and Secretary), Gerry David (Director), Zeeshan Saeed (Director), and Dr. Lakshmi Kotra (Director).

Fairness Opinion

On October 20, 2023, Intellectual Capital Corporation, delivered to the Board a Fairness Opinion that, as of such date, and subject to the analyses, assumptions, limitations, and qualifications set out in the Fairness Opinion, the consideration payable under the Arrangement to FSD Pharma Securityholders was fair, from a financial point of view. The full text of the Fairness Opinion, which sets out, among other things, the assumptions made, information received, and matters considered by Intellectual Capital Corporation in rendering the Fairness Opinion, as well as the limitations and qualifications the opinion is subject to, is attached as Schedule "C" to this Circular. FSD Pharma Securityholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion described in this Circular is qualified by reference to the full text of such opinion. See Schedule "C" - "*Fairness Opinion of Intellectual Capital Corporation*".

Subject to the terms of its engagement, Intellectual Capital Corporation has consented to the inclusion in this Circular of the Fairness Opinion in its entirety, together with the summary herein and other information relating to FSD Pharma and

the Fairness Opinion. The Fairness Opinion addresses only the fairness of the consideration payable to the FSD Pharma Securityholders under the Arrangement from a financial position and does not and should not be construed as a valuation of FSD Pharma or its respective assets, liabilities, or securities or as a recommendation to any FSD Pharma Securityholder as to whether to vote in favour of the Arrangement. The Fairness Opinion may not be used by any other person or relied upon by another person other than the Board and does not confer any rights or remedies upon any employee, creditor, shareholder, or other equity holder of FSD Pharma or any other party.

Intellectual Capital Corporation was formally engaged by FSD Pharma through an agreement between FSD Pharma and Intellectual Capital Corporation dated September 13th, 2023. The terms of the engagement letter provide that Intellectual Capital Corporation is to be paid a fee for serving as financial advisor. In addition, FSD Pharma is to reimburse Intellectual Capital Corporation for all reasonable out-of-pocket expenses incurred in connection with the Fairness Opinion.

Pursuant to the Plan of Arrangement, the FSD Pharma Securityholders will receive Arrangement Consideration Shares for Class A Shares, Class B Shares, and FSD Pharma Distribution Warrants held, as further described below. There will be no effective change in FSD Pharma Securityholders' existing interests in FSD Pharma. See section titled "*The Plan of Arrangement – Steps of the Plan of Arrangement*" for additional information.

Reasons for the Plan of Arrangement and Recommendation of the Board

After careful consideration, the Board unanimously determined that the Plan of Arrangement is fair and in the best interests of FSD Pharma and the FSD Pharma Securityholders. Accordingly, the Board unanimously recommends that the FSD Pharma Securityholders vote for the Arrangement Resolution.

The Board believes the Plan of Arrangement is in the best interests of FSD Pharma for the following reasons:

a) The Plan of Arrangement allows FSD Pharma and Celly Nu to focus on their respective businesses and transactions that the directors wish to target;

b) FSD Pharma's principal business focus is building innovative assets and biotechnology solutions for the treatment of challenging neurodegenerative, inflammatory, and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development and Celly Nu's principal business focus is developing alcohol misuse technology for recreational applications. The Plan of Arrangement would enable each of the parties to pursue its own specific business strategies without being subject to financial or other constraints of the businesses of the other party, whilst providing new and existing shareholders with optionality as to investment strategy and risk profile;

c) The Plan of Arrangement would allow FSD Pharma Securityholders to realize the value from FSD Pharma's IP Agreement with Lucid and Celly Nu. FSD Pharma Securityholders would retain their current ownership interest in FSD Pharma and would receive their Celly Nu Shares without having to contribute any additional capital and for no additional consideration. As such, FSD Pharma Securityholders, through their ownership of Celly Nu Shares, would continue to participate in the opportunities associated with Celly Nu's business plan, while retaining their ownership in FSD Pharma;

d) FSD Pharma's general business activities will not be affected or diluted by the proposed Plan of Arrangement; and

e) The Plan of Arrangement must be approved by at least 66 2/3% of the votes cast in respect of the special resolution of the FSD Pharma Securityholders, wherein holders of (i) FSD Pharma Distribution Warrants and Class B Shares voting together as a class, and (ii) holders of Class A Shares voting separately as a class, in each case to approve the Plan of Arrangement (the "**Arrangement Resolution**"), and be present virtually or represented by proxy at the Meeting on the basis of one vote per FSD Pharma Distribution Warrant, one vote per Class B Share, and 276,660 votes per Class A Share, as well as a simple majority of the votes cast by the holders of (i) FSD Pharma Distribution Warrants and Class B Shares, voting together as a class, and (ii) holders of Class A Shares, voting separately as a class, on the basis of one vote per FSD Pharma Distribution Warrant, one vote per Class B Share, and 276,660 votes per Class A Share, and in each case excluding any persons required to be excluded in accordance with MI 61-101. The Court will consider the fairness of the Plan of Arrangement to FSD Pharma Securityholders and must approve the Plan of Arrangement by Court order. See section titled "*Approval of the*

Arrangement" in the Circular.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to, the risks set out under the heading "*Risk Factors*".

The foregoing discussion summarizes the material information and factors considered by the Board in their consideration of the Plan of Arrangement. The Board collectively reached its unanimous decision with respect to the Plan of Arrangement in light of the factors described above and other factors that each member of the Board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Board did not find it useful or practicable to, and did not make specific assessments of, quantify, rank, or otherwise assign relative weights to, the specific factors considered in reaching its determination. Individual members of the Board may have given different weight to different factors.

Summary and Effect of the Plan of Arrangement

Pursuant to the Plan of Arrangement, the following steps will be deemed to occur in the following order:

a. Each FSD Pharma Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to FSD Pharma for cancellation and shall be cancelled;

b. Such Dissenting Shareholder shall cease to be the holder of such FSD Pharma Shares and to have any rights as a FSD Pharma Shareholder other than the right to be paid fair value for such FSD Pharma Shares by FSD Pharma in accordance with the FSD Pharma Shareholder's Dissent Rights;

c. The name of such Dissenting Shareholder shall be removed from FSD Pharma's register of FSD Pharma Shares as a holder of FSD Pharma Shares;

d. The articles of FSD Pharma shall be amended to provide that the authorized share structure of FSD Pharma shall be reorganized and altered by:

    i. changing the identifying name of the issued and unissued Class A Shares from "Class A Multiple Voting Shares" to "Multiple Voting Shares" and amending the rights, privileges, restrictions and conditions attaching to those shares to require FSD Pharma to provide a notice of time and place of any meeting of shareholders to be sent at least 22 days and not more than 60 days to shareholders thereof;

    ii. changing the identifying name of the issued and unissued Class B Shares from "Class B Subordinate Voting Shares" to "Subordinate Voting Shares" and amending the rights, privileges, restrictions and conditions attaching to those shares to require FSD Pharma to provide a notice of time and place of any meeting of shareholders to be sent at least 22 days and not more than 60 days to shareholders thereof;

    iii. creating a new class of shares without par value, with no maximum number of shares and with the identifying name "Reorganization Multiple Voting Shares" having the rights, privileges, restrictions, and conditions identical to the Class A Shares, as more particularly described in the articles of FSD Pharma, prior to the amendments described in paragraph (d)(i) above (the "**FSD Pharma New Class A Shares**"); and

    iv. creating a new class of shares without par value, with no maximum number and with and with the identifying name "Reorganization Subordinate Voting Shares" having the rights, privileges, restrictions and conditions identical to the Class B Shares, as more particularly described in the articles of FSD Pharma, prior to the amendments described in paragraph (d)(ii) above (the "**FSD Pharma New Class B Shares**").

e. FSD Pharma shall reorganize its capital within the meaning of Section 86 of the Tax Act such that each FSD Pharma Shareholder (for the avoidance of doubt, excluding any FSD Pharma Shares surrendered and

cancelled) shall dispose of all of the FSD Pharma Shareholder's securities to FSD Pharma and in consideration and exchange therefor ("**Consideration**"), FSD Pharma shall:

i. with respect to the holders of Class B Shares:

a) issue that number of FSD Pharma New Class B Shares as is equal to the number of Class B Shares previously held by each such holder;

b) distribute a number of Celly Nu Shares equal to the number of FSD Pharma New Class B Shares held, in accordance with the provisions of Article 4 of the Plan of Arrangement as of the Effective Date

ii. with respect to the holders of Class A Shares:

a) issue (i) to any holder of a Class A Share that is a Permitted Holder at the Effective Time, that number of FSD Pharma New Class A Shares as is equal to the number of Class A Shares previously held by each such holder; or (ii) to any holder of a Class A Share that is not a Permitted Holder at the Effective Time, at the discretion of the Board of Directors of FSD Pharma, either (x) that number of FSD Pharma New Class A Shares as is equal to the number of Class A Shares previously held by each such holder; or (y) that number of FSD Pharma New Class B Shares as is equal to the number of Class A Shares previously held by each such holder; and

b) distribute a number of Celly Nu Shares equal to the number of FSD Pharma New Class A Shares held, in accordance with the provisions of Article 4 of the Plan of Arrangement as of the Effective Date;

(collectively, the "**Share Exchange**"), and, in connection with the Share Exchange:

iii. the name of each FSD Pharma Shareholder shall be removed from the shareholder register and added to the shareholder register for the FSD Pharma New Class B Shares and FSD Pharma New Class A Shares, respectively, and Celly Nu Shares as the holder of the number of FSD Pharma New Class B Shares, FSD Pharma New Class A Shares and Celly Nu Shares, respectively, received pursuant to the Share Exchange;

iv. all issued and outstanding Class B Shares and Class A Shares shall be cancelled and the capital in respect of such securities shall be reduced to nil;

v. the number of Celly Nu Shares previously held by FSD Pharma and distributed pursuant to the Share Exchange shall be removed from Celly Nu's register of holders of Celly Nu Shares; and

f. The authorized share structure of FSD Pharma shall be reorganized and altered by:

i. eliminating the Class B Shares from the authorized share structure of FSD Pharma;

ii. eliminating the Class A Shares from the authorized share structure of FSD Pharma;

iii. changing the identifying name of the issued and unissued FSD Pharma New Class B Shares from "Reorganization Subordinate Voting Shares" to "Class B Subordinate Voting Shares"; and

iv. changing the identifying name of the issued and unissued FSD Pharma New Class A Shares from "Reorganization Multiple Voting Shares" to "Class A Multiple Voting Shares".

g. Each FSD Pharma Option outstanding before the Effective Time will be deemed to be exchanged for:

i. one FSD Pharma New Option, with each FSD Pharma New Option having an exercise price equal to the original exercise price for the FSD Pharma Option being exchanged.

h. Each FSD Pharma Distribution Warrant outstanding before the Effective Time will be deemed to be exchanged for:

i. one FSD Pharma New Distribution Warrant with each FSD Pharma New Distribution Warrant having an exercise price equal to the original exercise price for the FSD Pharma Distribution Warrant being exchanged; and

ii. one Celly Nu Share.

i. Each FSD Pharma Non-Distribution Warrant outstanding before the Effective Time will be deemed to be exchanged for:

   i. one FSD Pharma New Non-Distribution Warrant with each FSD Pharma New Non-Distribution Warrant having an exercise price equal to the original exercise price for the FSD Pharma Non-Distribution Warrant being exchanged.

No fractional Celly Nu Shares shall be distributed by FSD Pharma to FSD Pharma Securityholders. If FSD Pharma would otherwise be required to distribute to FSD Pharma Securityholder an aggregate number of Celly Nu Shares that is not a round number, then the number of Celly Nu Shares, distributable to that FSD Pharma Securityholder shall be rounded down to the next lesser whole number (the "**Round Down Provision**") and that FSD Pharma Securityholder shall not receive any compensation in respect thereof. In calculating such fractional interests, all Class B Shares, all Class A Shares, and all FSD Pharma Distribution Warrants registered in the name of or beneficially held by such FSD Pharma Securityholder or their nominee shall be aggregated. Notwithstanding the foregoing, if the Round Down Provision would otherwise result in the number of Celly Nu Shares distributable to a particular FSD Pharma Securityholder being rounded down from one to nil, then the Round Down Provision shall not apply and FSD Pharma shall distribute one Celly Nu Share, to that FSD Pharma Securityholder.

A copy of the Plan of Arrangement is attached as Schedule "A" to the Arrangement Agreement, which is attached hereto as Schedule "B".

Recommendation

The Board unanimously recommends that the FSD Pharma Securityholders vote FOR the Arrangement Resolution. See section titled "*The Plan of Arrangement – Reasons for the Plan of Arrangement and Recommendation of the Board*".

Conditions to the Plan of Arrangement

Completion of the Plan of Arrangement is subject to a number of specified conditions being met, or mutually waived in writing, on or before, the Effective Date, including:

a. the Interim Order shall have been granted in form and substance satisfactory to FSD Pharma and Celly Nu, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

b. the Plan of Arrangement and the Arrangement Agreement shall have been approved by the directors and, if required, the Celly Nu Shareholders to the extent required by, and in accordance with applicable Laws and the constating documents of Celly Nu;

c. the Arrangement Resolution, with or without amendment, shall have been approved by the required number of votes cast by FSD Pharma Securityholders at the Meeting, in accordance with the Interim Order and, subject to the Interim Order, the constating documents of FSD Pharma, applicable Laws and the requirements of any applicable regulatory Authorities;

d. the Court shall have determined that the terms and conditions of the Plan of Arrangement are procedurally and substantively fair to the FSD Pharma Securityholders and the Final Order shall have been granted in form and substance satisfactory to FSD Pharma, and shall not have been set aside or modified in a manner unacceptable to FSD Pharma, on appeal or otherwise;

e. the Celly Nu Shares to be issued in the United States pursuant to the Plan of Arrangement shall be issued in accordance with and exempt from registration requirements under applicable exemptions from registration under the U.S. Securities Act;

f. all material governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by FSD Pharma to be necessary or desirable for the Plan of Arrangement to become effective shall have been obtained or received on terms that are satisfactory to FSD Pharma;

g. no action will have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to the Plan of Arrangement and there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Plan of Arrangement Agreement and no cease trading or similar order with respect to any securities of any of the parties will have been issued and remain outstanding;

h. none of the consents, orders, rulings, approvals or assurances required for the implementation of the Plan of Arrangement will contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by FSD Pharma;

i. no Laws, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Plan of Arrangement, including any material change to the Tax Act and other relevant income tax Laws of Canada or the Province of Ontario, which would have a material adverse effect upon FSD Pharma Securityholders if the Plan of Arrangement is completed as set out in the Arrangement Agreement;

j. no material fact or circumstance, including the fair market value of the Celly Nu Shares, shall have changed in a manner which would have a material adverse effect upon FSD Pharma or the FSD Pharma Securityholders if the Plan of Arrangement is completed;

k. the issuance of the securities under the Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

l. the issuance of the securities under the Plan of Arrangement shall be exempt from prospectus requirements under Securities Legislation pursuant to the Section 2.11 of NI 45-106;

m. holders of FSD Pharma Shares representing no more than 5% of the FSD Pharma Shares, in the aggregate, and, for greater certainty, disregarding the number of votes attached to each FSD Pharma Share, shall have exercised their Dissent Rights; and

n. the Arrangement Agreement shall not have been terminated.

The obligation of each of FSD Pharma and Celly Nu to complete the transactions contemplated by the Arrangement Agreement, is further subject to the condition, which may be waived by such Party, that each and every one of the covenants of the other Party to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been performed by such Party and that, except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of the other Party shall be true and correct in all material respects on the Effective Date (except for representations and warranties made as of the specified date, the accuracy of which shall be determined as at that specified date), with the same effect as if such representations and warranties had been made at, and as of, such time.

The Arrangement Agreement provides that it may be terminated in certain circumstances before the Effective Date notwithstanding approval of the Plan of Arrangement by the FSD Pharma Securityholders and the Court.

Rights of Dissent

Registered Shareholders have the right to dissent with respect to the proposed Plan of Arrangement and to be paid the fair value of their FSD Pharma Shares upon strict compliance with the provisions of the Interim Order and applicable laws ("**Laws**" as defined in the Glossary of Terms). It is a condition of the Plan of Arrangement that OBCA dissent rights ("**Dissent Rights**") shall not have been exercised in the aggregate by holders of more than holders of FSD Pharma Shares representing no more than 5% of the FSD Pharma Shares, in the aggregate, and, for greater certainty, disregarding the number of votes attached to Class A Shares and Class B Shares, shall have exercised their Dissent Rights.

Entitlement to and Delivery of Arrangement Consideration Shares

Accompanying this Circular is the Letter of Transmittal containing instructions to each Registered Securityholder who has not exercised their Dissent Rights, with respect to the deposit of the completed Letter of Transmittal and certificates for FSD Pharma Securities, if any, for use in exchanging their FSD Pharma Class B Shares for FSD Pharma New Class B Shares and Celly Nu Shares, FSD Pharma Class A Shares for FSD Pharma New Class A Shares, FSD Pharma

Distribution Warrants for FSD Pharma New Distribution Warrants, and Celly Nu Shares to which such FSD Pharma Securityholder is entitled under the Plan of Arrangement. Additional copies of the Letter of Transmittal are also available upon request from the Depository.

Should the Plan of Arrangement not be completed, any deposited FSD Pharma Shares will be returned to the depositing FSD Pharma Securityholder at FSD Pharma's expense upon written notice to the Depository from FSD Pharma by returning the deposited FSD Pharma Securities (and any other relevant documents) by first class insured mail in the name of and to the address specified by the FSD Pharma Securityholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by FSD Pharma's registrar and Transfer Agent.

Prior to the sixth (6th) anniversary of the Effective Date, all registered FSD Pharma Securityholders must submit a completed Letter of Transmittal with all required documentation to the Depository to receive Arrangement Consideration Shares.

Income Tax Considerations

A summary of the principal Canadian federal income tax considerations in respect of the Arrangement Agreement is included under the heading "*Principal Canadian Federal Income Tax Considerations*" and the following is qualified in its entirety thereby.

The Share Exchange may be a taxable transaction for FSD Pharma Securityholders. Although FSD Pharma does not expect that any Holder (as defined below under the heading "*Principal Canadian Federal Income Tax Considerations*") will receive or be deemed to receive a taxable dividend on the Share Exchange, each Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the fair market value of the Celly Nu Shares received by the Holder on the Share Exchange exceeds (or is exceeded by) the "adjusted cost base" (as defined in the Tax Act) of the Holder's FSD Pharma Shares immediately before the Share Exchange and the Holder's reasonable costs of disposition.

A more detailed summary of these matters is included under the heading "*Principal Canadian Federal Income Tax Considerations*". Holders of FSD Pharma Shares should consult their own tax advisors about the applicable Canadian federal, provincial, local, and foreign tax consequences of the Plan of Arrangement.

Court Approval and Effective Date

The Plan of Arrangement requires approval by the Court under Section 182 of the OBCA. Prior to the mailing of the Circular, FSD Pharma obtained the Interim Order on October 11, 2023 which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Schedule "E" to this Circular. Subject to the approval of the Arrangement Resolution by the FSD Pharma Securityholders at the Meeting, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101, the hearing in respect of the Final Order is currently scheduled to take place on, or about November 24, 2023.

At the hearing, the Court will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Plan of Arrangement to those to whom securities will be distributed. The Court may approve the Plan of Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for the Section 3(a)(10) Exemption with respect to Arrangement Consideration Shares to be distributed pursuant to the Plan of Arrangement. It is presently contemplated that the Effective Date will be on or before November 27, 2023. See section titled "*The Plan of Arrangement – Court Approval of the Plan of Arrangement and Effective Date*".

Celly Nu Shares Are Not Listed

There is currently no market through which the Celly Nu Shares and FSD Pharma Class A Shares may be sold and FSD Pharma Securityholders may not be able to resell such securities. This may affect the value of the Arrangement Consideration Shares in the secondary market, the transparency and availability of values, the liquidity of the securities, and the extent of issuer regulation.

Securities Laws Information for Securityholders

The following disclosure is provided as general information only. Each FSD Securityholder should consult his, her or its own professional advisors to determine the conditions and restrictions applicable to trades in the FSD Pharma Shares and Arrangement Consideration Shares.

The issuance and distribution of Arrangement Consideration Shares pursuant to the Plan of Arrangement will constitute a distribution of securities, which is exempt from the prospectus requirements of Canadian securities legislation. The Arrangement Consideration Shares distributed pursuant to the Plan of Arrangement may be resold in each of the provinces and territories of Canada, provided the holder is not a "control person" as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale. Each FSD Pharma Shareholder and holder of Celly Nu Shares is urged to consult its own professional advisors to determine the conditions and restrictions applicable to trades in such securities. See section titled "*Canadian Securities Law Consideration*" in this Circular for a summary of Securities Legislation applicable to the Plan of Arrangement. See section titled "*United States Securities Law Consideration*" in this Circular for a summary of U.S. Securities Laws applicable to the Plan of Arrangement.

Celly Nu Selected Financial Information

The following table sets out selected financial information for the periods indicated, which is qualified by the more complete information contained in the audited consolidated financial statements of Celly Nu for the period from incorporation (August 13, 2021) to July 31, 2022, and interim financial statements for the interim period ending April 30, 2023 included as Schedule "H" to this Circular. [NTD – changed based on updated Q3 statements]

	Three Months ended April 30, 2023	**Period of Incorporation (August 13, 2021) to July 31, 2022**
Net Loss	$66,970	$107,235
Comprehensive Loss	$66,970	$107,235
Basic and Diluted loss per share	$0	$3,972
Current Assets	$6,398	$27,918
Total Assets	$6,398	$27,918
Total Liabilities	$51,150	$134,577
Shareholders' Deficiency	$44,752	$107,235

UNBUZZD™ Selected Carve Out Financial Information

The following table sets out selected carve-out financial information. The carve-out financial statements of FSD Pharma Inc. UNBUZZD™ as at and for the period ending on July 30, 2023, has been appended as Schedule "I" to this Circular. The UNBUZZD™ carve-out financial statements are presented and summarized in USD.

	As at July 30, 2023
Current Assets	US$5,031
Total Assets	US$5,031
Total Liabilities	US$235,097
Net Investment	(US$230,066)

Risk Factors

The securities of FSD Pharma and Celly Nu should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. FSD Pharma Securityholders should carefully consider all the information disclosed in this Circular prior to voting on the matters being put before them at the Meeting.

There are risks associated with the Plan of Arrangement that should be considered by FSD Pharma Securityholders, including but not limited to: (i) the price of FSD Pharma Shares may fluctuate; (iii) the proposed Plan of Arrangement may not be approved; (iv) FSD Pharma will incur costs relating to the Plan of Arrangement; (v) the Arrangement Agreement may be terminated in certain circumstances; (vi) there is currently no market for the FSD Pharma Class A Shares and Celly Nu Shares; (vii) deemed taxable dividend on the Share Exchange; (viii) the Arrangement Consideration Shares may not be qualified investments for Registered Plans; and (ix) unforeseen tax consequences.

There are risks associated with the businesses of FSD Pharma and Celly Nu that should be considered by FSD Pharma Securityholders, including but not limited to: (i) risks associated with the need for additional capital by FSD Pharma and Celly Nu, through financings, and in particular, the risk that such funds may not be raised (including, Celly Nu's financial resources may not be sufficient to fund Celly Nu's operations; (ii) risks related to the regulatory environment in the jurisdictions in which Celly Nu operates or is deemed to operate; (iii) reliance on management; (iv) the potential for conflicts of interest; and (v) other risks associated with either FSD Pharma or Celly Nu as described in greater detail elsewhere in this Circular.

FSD Pharma Securityholders should carefully review the risk factors set forth under the heading "*Risk Factors*", and the risks relating to Celly Nu set forth under the heading "*Schedule G – Information Concerning Celly Nu*" and the risk factors set forth under the heading "*Information Concerning Forward-Looking Information*".

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

APPROVAL OF ARRANGEMENT RESOLUTION

At the Meeting, the FSD Pharma Securityholders will be asked to approve the Arrangement Resolution, substantially in the form set out in Schedule "A" to this Circular.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote FOR the Plan of Arrangement. In order to be effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast in respect of the special resolution of the FSD Pharma Securityholders, wherein holders of (i) FSD Pharma Distribution Warrants and Class B Shares voting together as a class, and (ii) holders of Class A Shares voting separately as a class, to approve the Arrangement Resolution, and be present virtually or represented by proxy at the Meeting on the basis of one vote per FSD Pharma Distribution Warrant, one vote per Class B Share, or 276,660 votes per Class A Share, as well as a simple majority of the votes cast by the holders of (i) FSD Pharma Distribution Warrants and Class B Shares, voting together as a class, and (ii) holders of Class A Shares, voting separately as a class, on the basis of one vote per FSD Pharma Distribution Warrant, one vote per Class B Share, and 276,660 votes per Class A Share, and in each case excluding any other persons required to be excluded in accordance with MI 61-101.

Michael (Zappy) Zapolin does not hold any voting securities, given that he holds nil Class B Shares, nil Class A Shares, and 500,000 FSD Pharma Non-Distribution Warrants.

Given the creation of FSD Pharma New Class B Shares and FSD Pharma New Class A Shares as part of the Plan of Arrangement, the approval of the Arrangement Resolution will involve the approval of a "restricted security reorganization" pursuant to NI 41-101 and Ontario Securities Commission Rule 56-501 – *Restricted Shares* (the "**Restricted Share Rules**"). The Restricted Share Rules require that a restricted security reorganization receive prior majority approval of the FSD Pharma Securityholders in accordance with applicable Law, excluding any votes attaching to securities held, directly or indirectly, by affiliates of FSD Pharma or control persons of FSD Pharma. To the knowledge of management of FSD Pharma, no FSD Pharma Shareholder is an Affiliate or control person of FSD Pharma, and therefore no FSD Pharma Shares will be excluded from voting on the resolution to approve the authorized capital amendment under the Restricted Share Rules.

Reasons for the Plan of Arrangement and Recommendation of the Board

After careful consideration, the Board has unanimously determined that the Plan of Arrangement is fair and in the best interests of FSD Pharma and the FSD Pharma Securityholders. Accordingly, the Board unanimously recommends that the FSD Pharma Securityholders vote FOR the Arrangement Resolution.

The Board believes the Plan of Arrangement is in the best interests of FSD Pharma for the following reasons:

(a) The Plan of Arrangement allows FSD Pharma and Celly Nu to focus on their respective businesses and transactions that the directors wish to target;

(b) FSD Pharma's principal business focus is building innovative assets and biotechnology solutions for the treatment of challenging neurodegenerative, inflammatory, and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development and Celly Nu's principal business focus is developing alcohol misuse technology for recreational applications. The Plan of Arrangement would enable each of the parties to pursue its own specific business strategies without being subject to financial or other constraints of the businesses of the other party, whilst providing new and existing shareholders with optionality as to investment strategy and risk profile;

(c) The Plan of Arrangement would allow FSD Pharma Securityholders to realize the value from FSD Pharma's IP Agreement with Lucid and Celly Nu. FSD Pharma Securityholders would retain their current ownership interest in FSD Pharma and would receive their Celly Nu Shares without having to contribute any additional

capital and for no additional consideration. As such, FSD Pharma Securityholders, through their ownership of Celly Nu Shares, would continue to participate in the opportunities associated with Celly Nu's business plan, while retaining their ownership in FSD Pharma; and

(d) FSD Pharma's general business activities will not be affected or diluted by the proposed Plan of Arrangement.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to the risks set out under the heading "*The Plan of Arrangement – Risk Factors*".

The foregoing discussion summarizes the material information and factors considered by the Board in their consideration of the Plan of Arrangement. The Board collectively reached its unanimous decision with respect to the Plan of Arrangement in light of the factors described above and other factors that each member of the Board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Board did not find it useful or practicable to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to, the specific factors considered in reaching its determination. Individual members of the Board may have given different weight to different factors.

Steps of the Plan of Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following sequence or as otherwise provided below or herein, without any further act or formality on the part of any Person, in each case, unless specifically provided otherwise in Section 2.2 of the Plan of Arrangement, effective as at two-minute intervals starting at the Effective Time:

(a) Each FSD Pharma Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to FSD Pharma for cancellation and shall be cancelled;

(b) Such Dissenting Shareholder shall cease to be the holder of such FSD Pharma Shares and to have any rights as a FSD Pharma Shareholder other than the right to be paid fair value for such FSD Pharma Shares by FSD Pharma in accordance with the FSD Pharma Shareholder's Dissent Rights;

(c) The name of such Dissenting Shareholder shall be removed from FSD Pharma's register of FSD Pharma Shares as a holder of FSD Pharma Shares;

(d) The articles of FSD Pharma shall be amended to provide that the authorized share structure of FSD Pharma shall be reorganized and altered by:

i. changing the identifying name of the issued and unissued Class A Shares from "Class A Multiple Voting Shares" to "Multiple Voting Shares" and amending the rights, privileges, restrictions and conditions attaching to those shares to require FSD Pharma to provide a notice of time and place of any meeting of shareholders to be sent at least 22 days and not more than 60 days to shareholders thereof;

ii. changing the identifying name of the issued and unissued Class B Shares from "Class B Subordinate Voting Shares" to "Subordinate Voting Shares" and amending the rights, privileges, restrictions and conditions attaching to those shares to require FSD Pharma to provide a notice of time and place of any meeting of shareholders to be sent at least 22 days and not more than 60 days to shareholders thereof;

iii. creating a new class of shares, the FSD Pharma New Class A Shares, without par value, with no maximum number of shares and with the identifying name "Reorganization Multiple Voting Shares" having the rights, privileges, restrictions, and conditions identical to the Class A Shares, as more particularly described in the articles of FSD Pharma, prior to the amendments described in paragraph (d)(i) above; and

iv. creating a new class of shares, the FSD Pharma New Class B Shares, without par value, with no maximum number and with and with the identifying name "Reorganization Subordinate Voting Shares" having the rights, privileges, restrictions and conditions identical to the Class B Shares, as more particularly described in the articles of FSD Pharma, prior to the amendments

described in paragraph (d)(ii) above.

(e) FSD Pharma shall reorganize its capital within the meaning of Section 86 of the Tax Act such that each FSD Pharma Shareholder (for the avoidance of doubt, excluding any FSD Pharma Shares surrendered and cancelled) shall dispose of all of the FSD Pharma Shareholder's securities to FSD Pharma and in Consideration, FSD Pharma shall:

i. with respect to the holders of Class B Shares:

a) issue that number of FSD Pharma New Class B Shares as is equal to the number of Class B Shares previously held by each such holder;

b) distribute a number of Celly Nu Shares equal to the number of FSD Pharma New Class B Shares held, in accordance with the provisions of Article 4 of the Plan of Arrangement as of the Effective Date

ii. with respect to the holders of Class A Shares:

a) issue (i) to any holder of a Class A Share that is a Permitted Holder at the Effective Time, that number of FSD Pharma New Class A Shares as is equal to the number of Class A Shares previously held by each such holder; or (ii) to any holder of a Class A Share that is not a Permitted Holder at the Effective Time, at the discretion of the Board of Directors of FSD Pharma, either (x) that number of FSD Pharma New Class A Shares as is equal to the number of Class A Shares previously held by each such holder; or (y) that number of FSD Pharma New Class B Shares as is equal to the number of Class A Shares previously held by each such holder; and

b) distribute a number of Celly Nu Shares equal to the number of FSD Pharma New Class A Shares held, in accordance with the provisions of Article 4 of the Plan of Arrangement as of the Effective Date;

in connection with the Share Exchange:

iii. the name of each FSD Pharma Shareholder shall be removed from the shareholder register and added to the shareholder register for the FSD Pharma New Class B Shares and FSD Pharma New Class A Shares, respectively, and Celly Nu Shares as the holder of the number of FSD Pharma New Class B Shares, FSD Pharma New Class A Shares and Celly Nu Shares, respectively, received pursuant to the Share Exchange;

iv. all issued and outstanding Class B Shares and Class A Shares shall be cancelled and the capital in respect of such securities shall be reduced to nil;

v. the number of Celly Nu Shares previously held by FSD Pharma and distributed pursuant to the Share Exchange shall be removed from Celly Nu's register of holders of Celly Nu Shares; and

(f) The authorized share structure of FSD Pharma shall be reorganized and altered by:

i. eliminating the Class B Shares from the authorized share structure of FSD Pharma;

ii. eliminating the Class A Shares from the authorized share structure of FSD Pharma;

iii. changing the identifying name of the issued and unissued FSD Pharma New Class B Shares from "Reorganization Subordinate Voting Shares" to "Class B Subordinate Voting Shares"; and

iv. changing the identifying name of the issued and unissued FSD Pharma New Class A Shares from "Reorganization Multiple Voting Shares" to "Class A Multiple Voting Shares".

(g) Each FSD Pharma Option outstanding before the Effective Time will be deemed to be exchanged for:

i. one FSD Pharma New Option, with each FSD Pharma New Option having an exercise price equal to the original exercise price for the FSD Pharma Option being exchanged.

(h) Each FSD Pharma Distribution Warrant outstanding before the Effective Time will be deemed to be exchanged for:

i. one FSD Pharma New Distribution Warrant with each FSD Pharma New Distribution Warrant having an exercise price equal to the original exercise price for the FSD Pharma Distribution Warrant being exchanged; and

ii. one Celly Nu Share.

(i) Each FSD Pharma Non-Distribution Warrant outstanding before the Effective Time will be deemed to be exchanged for:

i. one FSD Pharma New Non-Distribution Warrant with each FSD Pharma New Non-Distribution Warrant having an exercise price equal to the original exercise price for the FSD Pharma Non-Distribution Warrant being exchanged.

No fractional Celly Nu Shares shall be distributed by FSD Pharma to FSD Pharma Securityholders. If FSD Pharma would otherwise be required to distribute to FSD Pharma Securityholder an aggregate number of Celly Nu Shares that is not a round number, then the number of Celly Nu Shares, distributable to that FSD Pharma Securityholder shall be rounded down to the next lesser whole number and that FSD Pharma Securityholder shall not receive any compensation in respect thereof. In calculating such fractional interests, all Class B Shares, all Class A Shares, and all FSD Pharma Distribution Warrants registered in the name of or beneficially held by such FSD Pharma Securityholder or their nominee shall be aggregated. Notwithstanding the foregoing, if the Round Down Provision would otherwise result in the number of Celly Nu Shares distributable to a particular FSD Pharma Securityholder being rounded down from one to nil, then the Round Down Provision shall not apply and FSD Pharma shall distribute one Celly Nu Share, to that FSD Pharma Securityholder.

A copy of the Plan of Arrangement is attached as Schedule "A" to the Arrangement Agreement, which is attached hereto as Schedule "B".

Effect of the Plan of Arrangement

Upon completion of the Plan of Arrangement, FSD Pharma Securityholders will continue to hold securities of FSD Pharma. FSD Pharma Securityholders will receive Arrangement Consideration Shares in proportion to their shareholdings in FSD Pharma, pursuant to which:

(a) each existing FSD Pharma Class B Share will be exchanged for one FSD Pharma New Class B Shares, and a number of Celly Nu Shares equal to the number of FSD Pharma New Class B Shares held;

(b) each existing FSD Pharma Class A Share will be exchanged for either (i) in respect of any holder of a Class A Share that is a Permitted Holder at the Effective Time, one FSD Pharma New Class A Share, and one Celly Nu Share, and (ii) in respect of any holder of a Class A Share that is not a Permitted Holder at the Effective Time, at the discretion of the Board of Directors of FSD Pharma, either (x) one FSD Pharma New Class A Share, and one Celly Nu Share, or (y) one FSD Pharma New Class B Share, and one Celly Nu Share; and

(c) each existing FSD Pharma Distribution Warrant will be exchanged for one FSD Pharma New Distribution Warrant and one Celly Nu Share.

Effective Date and Conditions to the Plan of Arrangement

If the Arrangement Resolution is approved, the Final Order is obtained approving the Plan of Arrangement, every requirement of the OBCA relating to the Plan of Arrangement has been complied with and all other conditions disclosed under the heading "*The Plan of Arrangement – Conditions to the Plan of Arrangement*" are met or waived, the Plan of Arrangement will become effective. FSD Pharma presently expects that the Effective Date will be on or before December 31, 2023, being the Outside Date.

Conditions to the Plan of Arrangement

The following conditions must be met for the Plan of Arrangement to be effective:

(a) the Interim Order shall have been granted in form and substance satisfactory to FSD Pharma and Celly Nu,

acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

(b) the Arrangement and the Arrangement Agreement, with or without amendment, shall have been approved by the directors and, if required, the shareholders of Celly Nu, to the extent required by, and in accordance with applicable Laws and the constating documents of Celly Nu;

(c) the Arrangement Resolution, with or without amendment, shall have been approved by the required number of votes cast by FSD Pharma Securityholders at the Meeting, in accordance with the Interim Order and, subject to the Interim Order, the constating documents of FSD Pharma, applicable Laws and the requirements of any applicable regulatory Authorities;

(d) the Court shall have determined that the terms and conditions of the Arrangement are procedurally and substantively fair to the FSD Pharma Securityholders and the Final Order shall have been granted in the form and substance satisfactory to FSD Pharma, and shall not have been set aside or modified in a manner unacceptable to FSD Pharma, on appeal or otherwise;

(e) the Celly Nu Shares to be issued in the United States pursuant to the Arrangement shall be issued in accordance with and exempt from registration requirements under applicable exemptions from registration under the U.S. Securities Act;

(f) all material governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by FSD Pharma to be necessary or desirable for the Arrangement to become effective shall have been obtained or received on terms that are satisfactory to FSD Pharma;

(g) no action will have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to the Arrangement and there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and no cease trading or similar order with respect to any securities of any of the parties will have been issued and remain outstanding;

(h) none of the consents, orders, rulings, approvals or assurances required for the implementation of the Arrangement will contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by FSD Pharma;

(i) no Laws, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Plan of Arrangement, including any material change to the Tax Act and other relevant income tax Laws of Canada or the Province of Ontario, which would have a material adverse effect upon FSD Pharma Securityholders if the Plan of Arrangement is completed as set out in this Agreement;

(j) no material fact or circumstance, including the fair market value of the Celly Nu Shares, shall have changed in a manner which would have a material adverse effect upon FSD Pharma or the FSD Pharma Securityholders if the Plan of Arrangement is completed;

(k) the issuance of the securities under the Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(l) the issuance of the securities under the Plan of Arrangement shall be exempt from prospectus requirements under Securities Legislation pursuant to the Section 2.11 of NI 45-106;

(m) holders of FSD Pharma Shares representing no more than 5% of the FSD Pharma Shares, in the aggregate, and, for greater certainty, disregarding the number of votes attached to Class A Shares and Class B Shares, shall have exercised their Dissent Rights; and

(n) the Arrangement Agreement shall not have been terminated.

Additional Terms of the Arrangement Agreement

In addition to the terms and conditions of the Arrangement Agreement set out elsewhere in this Circular, additional terms described below apply. The description of the Arrangement Agreement, both below and elsewhere in this Circular, is summary only, not comprehensive and is qualified in its entirety by reference to the terms of the

Arrangement Agreement which is attached hereto as Schedule "B".

Mutual Covenants of FSD Pharma and Celly Nu

Each of FSD Pharma and Celly Nu covenanted with the other Party to the Arrangement Agreement that it will:

(a) use all commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective as soon as reasonably practicable or on such date as FSD Pharma may determine;

(b) do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement including, without limitation, complying with the requirements for obtaining an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder;

(c) use their best efforts to obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(d) cooperate with and assist each other in dealing with transitional matters relating to or arising from the Arrangement or this Agreement.

FSD Pharma's Covenants

FSD Pharma covenanted and agreed in the Arrangement Agreement as follows:

(a) until the earlier of: (i) the Effective Date; and (ii) the termination of this Agreement, not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;

(b) it will make an application to the Court for the Interim Order and provide draft materials that would be submitted to the FSD Pharma Securityholders in connection with the Meeting, including without limitation: (i) the Circular; (ii) sufficient information before it to determine the value of Arrangement Consideration Shares (as such term is defined in the Plan of Arrangement), and (iii) any other materials required by the Court;

(c) it shall in a timely and expeditious manner: (i) carry out the terms of the Interim Order; (ii) ensure that the Circular complies with NI 51-102 and Form 51-102F5 thereunder and MI 61-101 and provide FSD Pharma Securityholders with sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting; (iii) file the Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable laws, and solicit proxies to be voted at the Meeting in favour of the Arrangement and related matters; (iv) conduct the Meeting in accordance with the Interim Order and the constating documents of FSD Pharma, as applicable, and as otherwise required by applicable laws; (v) use commercially reasonable efforts to obtain such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable in connection with the completion of the Arrangement and as contemplated by this Agreement; and (vi) use its best efforts to obtain the approval of the Arrangement Resolution;

(d) it will use all reasonable efforts to cause each of the conditions precedent to be complied with on or before the Effective Date;

(e) it will not take any action on its part to divert the use of Celly Nu's available capital other than for the purposes of completing the Arrangement, preparing the Circular, conducting the Meeting, or activities that directly relate to Celly Nu's business plan;

(f) ensure that the information set forth in this Circular relating to FSD Pharma and Celly Nu, and their respective businesses and the effect of the Plan of Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements

therein not misleading in light of the circumstances in which they are made; and

(g) it shall be responsible for all costs associated with the Arrangement and the Meeting, and the preparation of the related documentation, including this Circular and all items identified in Section 4.2 of the Arrangement Agreement.

Celly Nu's Covenants

Celly Nu covenanted and agreed in the Arrangement Agreement as follows:

(a) until the earlier of: (i) the Effective Date; and (ii) the termination of this Agreement, it will not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;

(b) it shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it, under the Arrangement Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in this Circular and, without limiting the generality of the foregoing, to the extent requested by FSD Pharma, shall seek and cooperate with FSD Pharma in seeking (i) the Interim Order and the Final Order; and (ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable in connection with the completion of the Arrangement;

(c) it will use all reasonable efforts to cause each of the conditions precedent set out in the Arrangement Agreement to be complied with on or before the Effective Date;

(d) not, without limiting the generality of the foregoing covenants, until the Effective Date, except as required to effect the Plan of Arrangement or with the consent of FSD Pharma, alter or amend its constating documents as the same exist at the date of this Agreement except as specifically provided for under the Arrangement Agreement.

Court Approval of the Plan of Arrangement and Effective Date

The Plan of Arrangement requires the approval of the Court under the OBCA.

On October 11, 2023, FSD Pharma obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and issued a notice of application for the Final Order to approve the Plan of Arrangement (the "**Notice of Application**"). Attached to this Circular as Schedule "E" is a copy of the Interim Order and attached as Schedule "F" is the Notice of Application.

Subject to the approval of the Arrangement Resolution by the FSD Pharma Securityholders at the Meeting, the Court hearing in respect of the Final Order is scheduled to take place at 12:30 p.m., Toronto time, on November 24, 2023, or as soon thereafter as counsel for FSD Pharma may be heard, at the Court in Toronto. Hearings are conducted virtually. **FSD Pharma Securityholders who wish to participate in or be represented at the Court hearing should consult with their legal adviser as to the necessary requirements.**

At the Court hearing, FSD Pharma Securityholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the OBCA, FSD Pharma has been advised by counsel that the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the terms and conditions of the Plan of Arrangement to FSD Pharma Securityholders and the rights and interests of every person affected. The Court may approve the Plan of Arrangement as proposed or as amended in any manner as the Court may direct. The Final Order is required for the Plan of Arrangement to become effective and, prior to the hearing of and application with respect to the Final Order, the Court will be informed that the Final Order will also constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to the Arrangement Consideration Shares to be distributed pursuant to the Plan of Arrangement. See section titled "*United States Securities Law Considerations*".

Under the terms of the Interim Order, each FSD Pharma Securityholder will have the right to appear and make submissions at the application hearing for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Plan of Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon FSD Pharma at the address set out below, on or before 4:00 p.m., Toronto time, on November 22, 2023, a notice of appearance, and satisfy all other appliable requirements. The notice of appearance must be delivered, within the time specified, to FSD Pharma at the following address:

Crawley MacKewn Brush LLP
Suite 800, 179 John Street, Toronto, ON M5T 1X4
Attention: Anna Markiewicz, AMarkiewicz@CMBLaw.ca

It is presently expected that the Effective Date will be on or before November 27, 2023.

Dissent Rights

If you are a Registered Shareholder, you are entitled to exercise Dissent Rights from the Arrangement Resolution by strictly following and adhering to the procedures in Section 185 the OBCA, as the same may be modified by the Plan of Arrangement, the Interim Order, and the Final Order. The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by the Dissenting Shareholders and is qualified in its entirety by reference to the full text of Section 185 of the OBCA, which is attached to this Circular as Schedule "D". Section 185 of the OBCA provides Registered Shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. Any Registered Shareholder is ultimately entitled to be paid the fair value of their FSD Pharma Shares if such Registered Shareholder duly dissents in respect of the Plan of Arrangement in strict accordance with the Dissent Procedures provided that the Arrangement becomes effective.

A Registered Shareholder is not entitled to dissent with respect to such holder's FSD Pharma Shares if such Registered Shareholder votes any of those FSD Pharma Shares in favour of the Arrangement Resolution. A Dissenting Shareholder ceases to have any rights as a FSD Pharma Shareholder, other than the right to be paid the fair value of such holder's FSD Pharma Shares, and the FSD Pharma Shares held by such Dissenting Shareholder will be deemed to be repurchased by the FSD Pharma in accordance with the terms of the Plan of Arrangement.

A brief summary of the Dissent Procedures is set out below. A Registered Shareholder's failure to follow exactly the Dissent Procedures will result in the loss of such Registered Shareholder's Dissent Rights. If you are a Registered Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the provisions of Section 185 of the OBCA, the Plan of Arrangement and the Interim Order which are attached at Schedules "D", "B" and "E", respectively. The Court, upon hearing the application for the Final Order, has the discretion to alter the Dissent Procedures described herein based on the evidence presented at such hearing.

A Registered Shareholder wishing to dissent must send a Notice of Dissent contemplated by Section 185(10) of the OBCA which must be received by FSD Pharma, in the manner set out below, not later than 10:00 am (Toronto time) on November 16, 2023 (or on the Business Day that is two Business Days immediately preceding any adjourned or postponed Meeting). All Notices of Dissent should be delivered by mail or hand delivery to FSD Pharma at:

By mail:

FSD Pharma Inc.

243 College St., Suite 101
Toronto, ON
M5T 1R5
Attention: Nathan Coyle

By hand delivery:

FSD Pharma Inc.

199 Bay St., Suite 4000,
Toronto, ON
M5L 1A9
Attention: Nathan Coyle

A vote against the Arrangement Resolution, an abstention, or the execution of a proxy to vote against the Arrangement Resolution, does not constitute a Notice of Dissent. Beneficial Shareholders who wish to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. Accordingly, a Beneficial Shareholder desiring to exercise Dissent Rights must make arrangements for the FSD Pharma Shares beneficially owned by such FSD Pharma Shareholder to be registered in his, her or its name prior to the time the Notice of Dissent is required to be received or, alternatively, make arrangements for the Registered Shareholder to exercise Dissent Rights on the Beneficial Shareholder's behalf.

The Corporation is required within ten (10) days after the FSD Pharma Securityholders adopt the Arrangement Resolution to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any FSD Pharma Shareholder that voted in favour of the Arrangement Resolution or who has withdrawn their Notice of Dissent. A Dissenting Shareholder that has not withdrawn their Notice of Dissent before the Meeting must, within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to the Corporation a written notice of a Registered Shareholder setting out (a) his or her name, (b) the number and class of Dissenting Shares, and (c) a Demand for Payment of the fair value of such Dissenting Shares, submitted to the Corporation. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder exercising their Dissent Rights under section 185 of the OBCA must send to the Corporation certificates representing the Dissenting Shares. The Corporation or the Depository, will endorse on the share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder that fails to make a Demand for Payment in the time required, or to send certificates representing Dissenting Shares in the time required, has no right to make a claim under section 185 of the OBCA.

Under section 185 of the OBCA, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a FSD Pharma Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares by the Corporation, unless: (a) the Dissenting Shareholder withdraws its Notice of Dissent before the Corporation makes an Offer to Pay; (b) the Corporation fails to make an Offer to Pay in accordance with section 185(15) of the OBCA and the Dissenting Shareholder withdraws the Demand for Payment; or (c) the Board revokes the special resolution approving the Plan of Arrangement. In cases (a) and (b), the Dissenting Shareholder shall be deemed to have participated in the Plan of Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time.

In no case shall the Corporation or any other Person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Time, and the names of such Shareholders shall be deleted from the list of Registered Holders at the Effective Time. Dissenting Shareholders that are ultimately determined to be entitled to be paid the fair value for their Dissenting Shares shall be deemed to have transferred such Dissenting Shares to the Corporation at the Effective Time.

The Corporation is required, not later than seven days after the later of the Effective Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder that has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by the Corporation to be the fair value of the Dissenting Shares, accompanied by a statement showing the manner in which the fair value was determined. The Corporation must pay for the Dissenting Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Corporation does not receive an acceptance within 30 days after the Offer to Pay has been made.

If the Corporation fails to make an Offer to Pay for a Dissenting Shareholder's Dissenting Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Corporation may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Dissenting Shares. If the Corporation fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Any such application by the Corporation or a Dissenting Shareholder must be made to the Court.

Before making any such application to the Court itself after receiving a notice that a Dissenting Shareholder has made an application to the Court, the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of a Dissenting Shareholder's right to appear and be heard virtually or by counsel. Upon an application to Court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined

as parties and be bound by the decision of the Court. Upon any such application to Court, the Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The Final Order of the Court will be rendered against the Corporation in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligations of FSD Pharma and Celly Nu to complete the Arrangement that Registered Shareholders representing no more than no more than 5% of the FSD Pharma Shares, in the aggregate, and, for greater certainty, disregarding the number of votes attached to Class A Shares and Class B Shares, shall have exercised their Dissent Rights.

The above is only a summary of the Dissent Procedures which are technical and complex. If you are a Registered Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the Dissent Procedures will result in the loss of your Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see sections titled "*Principal Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders*" and "*Principal Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders*". Registered Shareholders considering exercising Dissent Rights should also seek the advice of their own tax, legal and financial advisors.

Securities Not Listed

There is currently no market through which the FSD Pharma Class A Shares or Celly Nu Shares may be sold and FSD Pharma Shareholders may not be able to resell such securities.

Fees and Expenses

Pursuant to the provisions in Arrangement Agreement, all expenses incurred in connection with the Plan of Arrangement and the transactions contemplated thereby shall be paid by FSD Pharma.

For additional information regarding the Plan of Arrangement and the impact it may have on FSD Pharma, Celly Nu and the FSD Pharma Securityholders please see the below sections titled "*Principal Canadian Federal Income Tax Considerations*", "*Canadian Securities Law Considerations*", "*Certain United States Federal Income Tax Considerations*", "*United States Securities Law Considerations*", "*Information Concerning Celly Nu*" and "*Risk Factors*".

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

THE TAX CONSEQUENCES OF THE ARRANGEMENT MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH FSD PHARMA SHAREHOLDER AND OTHER FACTORS. ACCORDINGLY, FSD PHARMA SECURITYHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT.

In the opinion of Garfinkle Biderman LLP, Canadian counsel to FSD Pharma, the following is a fair summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) and regulations thereunder ("**Tax Act**"), as of the date hereof, generally applicable to a FSD Pharma Shareholder who disposes of FSD Pharma Shares, in exchange for Arrangement Consideration Shares, pursuant to and in accordance with this Circular and the Plan of Arrangement and who, for the purposes of the Tax Act and at all relevant times: (a) deals at arm's length with FSD Pharma and Celly Nu; (b) is not affiliated with FSD Pharma or Celly Nu; and (c) holds the FSD Pharma Shares, and will hold the Arrangement Consideration Shares acquired pursuant to and in accordance with this Circular and the Plan of Arrangement, as capital property (a "**Holder**").

Generally, FSD Pharma Shares and Arrangement Consideration Shares will be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business of trading or dealing in securities or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (a) with respect to which FSD Pharma is or will be, at any time, a "*foreign affiliate*" within the meaning of the Tax Act, (b) that is a "*financial institution*" for purposes of the "*mark-to-market rules*" contained in the Tax Act, (c) that is a "*specified financial institution*" or "*restricted financial institution*" (as defined in the Tax Act), (d) an interest in which is, or whose Arrangement Consideration Shares would be a "*tax shelter investment*" (as defined in the Tax Act), (e) that makes or has made a functional currency reporting election under section 261 of the Tax Act, (f) that has entered or will enter into a "*derivative forward agreement*" or "*synthetic disposition arrangement*" (each as defined in the Tax Act) with respect to FSD Pharma Shares and Arrangement Consideration Shares, (g) that receives dividends on the Celly Nu Shares under or as part of a "*dividend rental arrangement*" (as defined in the Tax Act), (h) that is a partnership, (i) that is a "*foreign affiliate*" (as defined in the Tax Act) of a taxpayer resident in Canada, or (j) who has acquired FSD Pharma Shares, or who acquires Arrangement Consideration Shares, pursuant to a stock option agreement or any employee incentive plan, (k) that is exempt from tax under Part I of the Tax Act, except for the limited discussion under the heading "*Canadian Federal Income Tax Considerations – Eligibility for Investment*"; or (l) FSD Pharma Securityholders who exercise their Dissent Rights, unless noted otherwise.

Such Holders should consult with their own tax advisors with respect to the consequences of the acquisition, holding and disposition of FSD Pharma Shares and Arrangement Consideration Shares. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money, or will borrow money, to acquire FSD Pharma Shares or any of the Arrangement Consideration Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is or becomes (or does not deal at arm's length within the meaning of the Tax Act with a corporation resident in Canada that is or becomes) controlled by a corporation that is a non-resident of Canada (or pursuant to Proposed Amendments (as defined below), a non-resident person or a group of persons comprising any combination of non-resident corporations, non- resident individuals, or non-resident trusts that do not deal with each other at arm's length) for purposes of the "*foreign affiliate dumping*" rules in Section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Celly Nu Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel's understanding of the current administrative policies and assessing practices of CRA published by it in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that the Proposed Amendments will be enacted as proposed. This summary does not otherwise take into account or anticipate any changes in law or the CRA's administrative policies or assessing practices, whether by legislative, governmental, administrative, or judicial decision or action, nor does it take into account any provincial, territorial, or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary assumes that the Proposed Amendments will be enacted as currently proposed, but no assurance can be given that this will be the case or that the Proposed Amendments will be enacted at all. There can be no assurance that the CRA will not change its administrative policies or assessing practices. FSD Pharma and Celly Nu have neither obtained, nor sought, an advance income tax ruling from the CRA in respect of any of the matters discussed herein.

The Celly Nu Shares are not a "qualified investments" under the Tax Act for a Registered Plan. Where a Registered Plan acquires or holds a Celly Nu Share in circumstances where the Celly Nu Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the annuitant, holder, or subscriber (as applicable) of the Registered Plan. See section titled "Eligibility for Investment" below for more detail.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, each Holder should obtain independent advice regarding the income tax consequences of acquiring, holding and disposing of FSD Pharma Shares or Arrangement Consideration Shares, with reference to such Holder's particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, for purposes of the Tax Act, all amounts related to the acquisition, holding, or disposition of FSD Pharma Shares or Arrangement Consideration Shares (including dividends, adjusted cost base, and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must be converted into Canadian dollars, generally based on the Bank of Canada exchange rate on the date such amounts arise or such other exchange rate as is acceptable to the Minister of nation Revenue (Canada).

Status of FSD Pharma and Celly Nu under the Tax Act

This summary assumes that FSD Pharma is a "public corporation" for the purposes of the Tax Act, and that Celly Nu will not be a "public corporation" for the purposes of the Tax Act at the time of the Plan of Arrangement.

Capital Property Election

Certain Holders (other than certain traders or dealers in securities) whose FSD Pharma Shares or Arrangement Consideration Shares might not otherwise constitute capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have their FSD Pharma Shares or Arrangement Consideration Shares and every "Canadian security" (as defined in subsection 39(6) of the Tax Act) owned or subsequently acquired by them deemed to be capital property for the purposes of the Tax Act. The election under subsection 39(4) will not be available if, at the time of the disposition of such shares, FSD Pharma or Celly Nu, as the case may be, may be considered to not be a "public corporation" within the meaning of the Tax Act, and the value of the shares is wholly or primarily attributable to real property, an interest therein or an option in respect thereof, a Canadian resource property, a foreign resource property, or any combination of such properties, owned by the corporation or any person or partnership. **Holders contemplating such an election should first consult with their own tax advisors as to the availability and advisability of the election.**

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times a ("**Resident Holder**").

Exchange of FSD Pharma Shares for Arrangement Consideration Shares for Resident Holders

Under the Plan of Arrangement, Resident Holders, in who exchange his, her or its FSD Pharma Shares for Arrangement Consideration Shares pursuant to the Plan of Arrangement will be deemed to receive a distribution of capital from FSD Pharma, on the reduction of stated capital of FSD Pharma Shares, with respect to the FSD Pharma Shares held by such Resident Holder, equal to the fair market value of the Celly Nu Shares received on the exchange. FSD Pharma has advised tax counsel that the paid-up capital of FSD Pharma Shares immediately prior to the distribution of Celly Nu Shares will be in excess of the fair market value of the Celly Nu Shares to be so distributed. Based on this assumption and FSD Pharma's advice with respect to the paid-up capital of the FSD Pharma Shares, no portion of the amount so distributed will be deemed to be a dividend for purposes of the Tax Act and the adjusted cost base to a Resident Holder of its FSD Pharma Shares, respectively, will be reduced by the fair market value at the Effective Time of the Celly Nu Shares received by such Resident Holder. Additionally, a Resident Holder who exchanges his, her or its FSD Pharma Shares for Arrangement Consideration Shares pursuant to the Share Exchange will also realize a capital gain equal to the amount, if any, by which the aggregate fair market value of the Celly Nu Shares received by the Resident Holder on and at the time of the Share Exchange, less the amount of any taxable dividend deemed to be received by the Holder as described above, exceeds the total of: (a) the adjusted cost base, as defined in the Tax Act, to the Resident Holder of the FSD Pharma Shares immediately before the Share Exchange; and (b) the Resident Holder's reasonable costs of disposition.

If such fair market value exceeds the adjusted cost base to the Resident Holder of its FSD Pharma Shares immediately before the distribution, the Resident Holder will be deemed to realize a capital gain from a disposition of its FSD Pharma Shares equal to the amount of such excess and the adjusted cost base to the Resident Holder of its FSD Pharma Shares will immediately thereafter be deemed to be nil. The tax treatment of capital gains is discussed below under the heading "*Holders Resident in Canada – Taxation of Capital Gains and Capital Losses*".

If for any reason the assumption that the PUC of FSD Pharma Shares immediately prior to the distribution of Celly Nu Shares being in excess of the fair market value of the Celly Nu Shares to be so distributed is not valid, the Resident Holders who exchange his, her or its FSD Pharma Shares for Arrangement Consideration Shares pursuant to the Plan of Arrangement will be deemed to receive a taxable dividend equal to the amount, if any, by which the fair market value of the Celly Nu Shares distributed to the Resident Holder on the Share Exchange exceeds the PUC of the Resident Holder's Class B Shares determined immediately before the Share Exchange at the time of the Share Exchange. Any such taxable dividend will be taxable as described below under the subheading "*Holders Resident in Canada - Taxation of Taxable Dividends*".

The determination of PUC of FSD Pharma Shares is based on inherently complex rules and circumstances set out in the Tax Act, which may be interpreted differently by the CRA and there is no assurance that CRA will agree with FSD Pharma's calculations. If the CRA takes a different position with respect to such qualifications and the assumptions set out in the paragraph above are no longer correct, a Resident Holder may be required to include in computing its income for the taxation year in which the Celly Nu Shares are received an amount equal to the fair market value of the Celly Nu Shares received (including amounts deducted for foreign withholding tax, if any) as a taxable dividend. Such dividend received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from a "*taxable Canadian corporation*" (as defined in the Tax Act). A Resident Holder that is a corporation will be entitled to deduct the amount of such dividends in computing its taxable income.

A Resident Holder will acquire the Celly Nu Shares received on the Share Exchange at a cost equal to their fair market value at the time of the Share Exchange, and the FSD Pharma New Class B Shares or FSD Pharma New Class A Shares, as the case may be, received on the Share Exchange at a cost equal to the amount, if any, by which the adjusted cost base, as defined in the Tax Act, of the Resident Holder's FSD Pharma Shares immediately before the Share Exchange exceeds the aggregate fair market value of Celly Nu Shares received by the Resident Holder on and at the time of the Share Exchange. A Resident Holder will be required to allocate such fair market value on a reasonable basis among the Celly Nu Shares received on the Share Exchange. Any such determination made by FSD Pharma is not binding on the CRA or any particular Holder.

A Resident Holder that is throughout the relevant taxation year a "*Canadian-controlled private corporation*" (as defined in the Tax Act) may be liable to pay a tax (which generally is refundable, subject to the detailed rules of the Tax Act) on its "*aggregate investment income*" (as defined in the Tax Act) for the year, which will include the receipt of Celly Nu Shares as a taxable dividend. Resident Holders that are "*Canadian-controlled private corporations*" should consult their own tax advisors regarding their particular circumstances. The adjusted cost base to a Resident Holder of a Celly Nu Shares received will be equal to the aggregate fair market value of such Celly Nu Shares received by the Resident Holder at the Effective Date.

An officer of FSD Pharma has informed Garfinkle Biderman LLP, that FSD Pharma expects that the aggregate fair market value of all Celly Nu Shares distributed to holders of FSD Pharma Class B Shares on the Share Exchange under the Plan of Arrangement will not exceed the PUC of the FSD Pharma Shares immediately before the Share Exchange. Accordingly, FSD Pharma does not expect that any Holder will be deemed to receive a taxable dividend on the Share Exchange. However, and notwithstanding that FSD Pharma's management considers its expectation to be reasonable, whether this expectation is correct is a question of fact that can only be determined at the time of the Share Exchange. Any such determination made by FSD Pharma is not binding on the CRA or any particular Holder.

Dividends on Arrangement Consideration Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Arrangement Consideration Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a "*taxable Canadian corporation*" (as defined in the Tax Act). Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as "*eligible dividends*" (as defined in the Tax Act) will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of Celly Nu or FSD Pharma to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any taxable dividends received or deemed to be received on Arrangement Consideration Shares will be included in its income for a taxation year and will generally be deductible in computing its taxable income for that taxation year, subject to the restrictions and limitations under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "*private corporation*" or a "*subject corporation*" (each as defined in the Tax Act) may be liable to pay a tax of 38 1/3% under Part IV of the Tax Act (which generally is refundable, subject to the detailed rules of the Tax Act) on dividends received or deemed to be received on Arrangement Consideration Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the taxation year. A "*subject corporation*" is generally a corporation (other than a private corporation) controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Dispositions of Arrangement Consideration Shares

A Resident Holder who disposes of or is deemed to have disposed of Arrangement Consideration Shares (other than to Celly Nu, unless purchased by Celly Nu in the open market in the manner in which shares are normally purchased by a member of the public in an open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or less) than the total of: (a) the adjusted cost base, as defined in the Tax Act, to the Resident Holder of Arrangement Consideration Shares, as the case may be, immediately before the disposition or deemed disposition; and (b) the Holder's reasonable costs of disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "*Taxation of Capital Gains and Capital Losses*".

Taxation of Taxable Dividends

A Resident Holder will be required to include in computing his, her or its income for a taxation year any taxable dividend received or deemed to be received on the Share Exchange, on Arrangement Consideration Shares, by the Resident Holder in the year.

In the case of a Resident Holder who is an individual (other than certain trusts), such dividend or deemed dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Taxable dividends that are designated by FSD Pharma or Celly Nu as "eligible dividends" will be subject to an enhanced gross-up and tax credit regime, pursuant to the rules in the Tax Act. There may be limitations on the ability of FSD Pharma and Celly Nu to designate taxable dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, will generally be liable to pay a refundable tax of 38 1/3% under Part IV of the Tax Act on taxable dividends received or deemed to be received, on Arrangement Consideration Shares, to the extent such dividends are deductible in computing the Resident Holder's taxable income for the year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations should consult their own tax advisors having regard to the potential application of this provision to their own particular circumstances.

Taxation of Capital Gains and Capital Losses

A Resident Holder will generally be required to include in computing its income for the taxation year one-half of the amount of any capital gain (a "**Taxable Capital Gain**") realized by the Resident Holder in such year on disposition or deemed disposition of FSD Pharma Shares or Arrangement Consideration Shares. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") realized in a taxation year from Taxable Capital Gains realized in the taxation year on disposition or deemed disposition of FSD Pharma Shares or Arrangement Consideration Shares. Allowable capital losses in excess of Taxable Capital Gains in the taxation year of disposition may be carried back and deducted in any

of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net Taxable Capital Gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of FSD Pharma Shares or Arrangement Consideration Shares by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such shares or on shares substituted therefor to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Celly Nu Share is owned by a partnership or trust of which a corporation, trust, or partnership is a member or beneficiary. **Resident Holders to whom these rules may be relevant should consult their own tax advisors.**

A Resident Holder that is throughout the relevant taxation year a "*Canadian-controlled private corporation*" (as defined in the Tax Act) may be liable to pay a tax (which generally is refundable, subject to the detailed rules of the Tax Act) on its "*aggregate investment income*" (as defined in the Tax Act) for the year, which will include Taxable Capital Gains. Resident Holders that are "*Canadian-controlled private corporations*" should consult their own tax advisors regarding their particular circumstances.

Refundable Tax

A Resident Holder that is a Canadian-controlled private corporation, as defined in the Tax Act, will be subject to a refundable tax of 10 2/3% in respect of its aggregate investment income for the year, which may include certain income and capital gains distributed to the Resident Holder, any capital gains realized on a disposition FSD Pharma Shares or Arrangement Consideration Shares, and any taxable dividends or deemed taxable dividends that are not deductible by the corporation in computing its taxable income.

Minimum Tax

In general terms, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the FSD Pharma Shares or Arrangement Consideration Shares or realizes a capital gain on the disposition or deemed disposition of Arrangement Consideration Shares, may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

A Resident Holder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be required to pay an additional 10 2/3% refundable tax on investment income, including certain amounts in respect of Taxable Capital Gains.

Dissenting Resident Holders

A Resident Holder who, as a result of the exercise of Dissent Rights is entitled to be paid the fair value by FSD Pharma of its FSD Pharma Shares, as the case may be, will be deemed to have received a dividend equal to the amount, if any, by which the payment received (other than any portion of the payment that is interest awarded by a court) exceeds the PUC (determined for purposes of the Tax Act) attributable to such shares immediately before their surrender to FSD Pharma pursuant to the Plan of Arrangement. The amount of any such deemed dividend will be included in calculating such dissenting Resident Holder's income for the taxation year and will reduce the proceeds of disposition for purposes of computing the dissenting Resident Holder's capital gain or capital loss on the disposition of their FSD Pharma Shares. The tax treatment accorded to any deemed dividend is discussed generally above under the heading "*Dividends on Arrangement Consideration Shares*".

The Dissenting Shareholder, who is a Resident Holder, will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the total of: (a) the adjusted cost base of such Resident Holder's FSD Pharma Shares and (b) such Resident Holder's reasonable costs of disposition. The tax treatment of capital gains and capital losses is discussed generally above under the heading "*Taxation of Capital Gains and Capital Losses*".

Interest awarded by a court to a dissenting Resident Holder will be included in the Dissenting Shareholder's income for a particular taxation year to the extent the amount is received or receivable in that year, depending upon the method regularly followed by such Dissenting Shareholder in computing income. Where the Dissenting Shareholder is a corporation, partnership or, subject to certain exceptions, a trust, the Dissenting Shareholder must include in income

for a taxation year the amount of interest that accrues to it before the end of the taxation year or becomes receivable or is received before the end of the year (to the extent not included in income for a preceding taxation year). **FSD Pharma Shareholders who are contemplating exercising their dissent rights should consult their own tax advisors.**

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Celly Nu Shares in a business carried on in Canada (a "**Non-Resident Holder**").

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an "*authorized foreign bank*" (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Receipt of Celly Nu Shares

Under the Plan of Arrangement, Non-Resident Holders holding FSD Pharma Shares will receive a number of Celly Nu Shares equal to the of FSD Pharma Shares held, adjusted for the number of votes held by the respective FSD Pharma Shareholder. This summary is based on the assumption that the fair market value of the Celly Nu Shares distributed under the Plan of Arrangement will not exceed the paid-up capital for the purposes of the Tax Act of the FSD Pharma Shares. FSD Pharma has advised tax counsel that the paid-up capital of FSD Pharma Shares immediately prior to the distribution of Celly Nu Shares will be in excess of the fair market value of the Celly Nu Shares to be so distributed. Based on this assumption and FSD Pharma's advice with respect to the respective paid-up capital of FSD Pharma Shares, no portion of the amount so distributed will be deemed to be a dividend for purposes of the Tax Act and the adjusted cost base to a Non-Resident Holder of its FSD Pharma Shares will be reduced by the fair market value of the Celly Nu Shares received by such Non-Resident Holder. If such fair market value exceeds the adjusted cost base to the Non-Resident Holder of its FSD Pharma Shares immediately before the distribution, the Non-Resident Holder will be deemed to realize a capital gain from a disposition of its FSD Pharma Shares equal to the amount of such excess and the adjusted cost base to the Non-Resident Holder of its FSD Pharma Shares will immediately thereafter be deemed to be nil.

Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on any such deemed disposition of the FSD Pharma Shares unless such FSD Pharma Shares are, or are deemed to be, "taxable Canadian property", as defined in the Tax Act, of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the Non-Resident Holder's country of residence. For a general discussion of when shares will constitute "taxable Canadian property" of a Non-Resident Holder, see below under the heading "*Holders Not Resident in Canada - Disposition of Celly Nu Shares*".

In the event that the FSD Pharma Shares are, or are deemed to be, "taxable Canadian property" of a Non-Resident Holder and the capital gain realized upon a disposition of such FSD Pharma Shares is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, the tax consequences as described above under the heading "*Holders Resident in Canada - Taxation of Capital Gains and Capital Losses*" will generally apply. Such Non-Resident Holders should consult their own tax advisors in this regard.

The adjusted cost base to a Non-Resident Holder of a Celly Nu Share received will be equal to the fair market value of such Celly Nu Share received by the Resident Holder on the Effective Date.

If the distribution of Arrangement Consideration Shares is not treated as a tax-free return of paid-up capital (determined for the purposes of the Tax Act), then the Non-Resident Holder would be deemed to have realized a dividend equal to the extent that the fair market value of the Celly Nu Shares received exceeds the PUC of the FSD Pharma Shares, and would be subject to Canadian non-resident withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder's country of residence.

Dividends on Arrangement Consideration Shares

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non- Resident Holder on Arrangement Consideration Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, or at such lower rate as may be provided for under the terms of an applicable tax treaty, whether or not Arrangement Consideration Shares are "taxable Canadian property" for such Non- Resident Holder.

Dividends paid or credited, or deemed to be paid or credited, on Arrangement Consideration Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. The rate of withholding tax under the Canada-U.S. Tax Convention applicable to a Non-Resident Holder, who is a resident of the United States for the purposes of the Canada-U.S. Tax Convention, is the beneficial owner of the dividend, is entitled to all of the benefits under the Canada-U.S. Tax Convention generally will be 15% (reduced to 5% for a company than holds at least 10% of the voting stock of Celly Nu, as the case may be). Celly Nu will be required to withhold the required amount of withholding tax from the dividend, and to remit it to the CRA for the account of the Non-Resident Holder.

Dispositions of Arrangement Consideration Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Arrangement Consideration Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Arrangement Consideration Shares is, or is deemed to be, "*taxable Canadian property*" of the Non- Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption pursuant to the terms of an applicable tax treaty or convention.

Generally, Arrangement Consideration Shares will not constitute taxable Canadian property of a Non-Resident Holder, provided that the Arrangement Consideration Shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which currently includes CSE) and unless at any time during the 60-month period immediately preceding the disposition:

(a) 25% or more of the issued shares of any class or series of the capital stock of Celly Nu or FSD Pharma, as the case may be, were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and

(b) more than 50% of the fair market value of the Celly Nu Shares or FSD Pharma Shares, as the case may be, was derived, directly or indirectly, from (or from any combination of) real or immovable property situated in Canada, "*Canadian resource property*" (as defined in the Tax Act), "*timber resource property*" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in, such properties, whether or not such property exists.

As the Celly Nu Shares are not expected to be listed on a "designated stock exchange", the Celly Nu Shares would be "taxable Canadian property" to a Non-Resident Holder if the condition in (b) above is met. Arrangement Consideration Shares may also be deemed to be "*taxable Canadian property*" in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Arrangement Consideration Shares constitute "taxable Canadian property" in their own particular circumstances.

Even if Arrangement Consideration Shares are taxable Canadian property to a Non-Resident Holder, any Taxable Capital Gains resulting from the disposition of such shares or rights will not be included in computing the Non-Resident Holder's income for the purposes of the Tax Act if the shares or rights constitute "*treaty protected property*" as defined in the Tax Act. Arrangement Consideration Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of the applicable shares would be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of Arrangement Consideration Shares that are taxable Canadian property of the Non-Resident Holder, and the Non-Resident Holder is not entitled to an

exemption under an applicable income tax treaty or convention, the consequences described above under the headings "*Holders Resident in Canada - Dispositions of Arrangement Consideration Shares*" and "*Holders Resident in Canada - Taxation of Capital Gains and Capital Losses*" will generally be applicable to such disposition.

Dissenting Non-Resident Holders

A Non-Resident Holder who, as a result of the exercise of Dissent Rights, is entitled to be paid by FSD Pharma the fair value of its FSD Pharma Shares, will be deemed to have received a dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court) exceeds the PUC attributable to such shares immediately before their surrender to FSD Pharma Shares, respectively, pursuant to the Plan of Arrangement. Any such deemed dividend will be subject to non-resident withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend unless the rate is reduced by an applicable income tax treaty or convention.

A dissenting Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of its FSD Pharma Shares unless such shares are "taxable Canadian property" of the Non-Resident Holder and the Non- Resident Holder is not entitled to relief under an applicable income tax treaty or convention. See discussion above under the heading "*Holders Not Resident in Canada – Disposition of Arrangement Consideration Shares*". For purposes of computing the amount of any capital gain on the disposition of the dissenting Non-Resident Holder's FSD Pharma Shares, the Non-Resident Holder's proceeds of disposition will be reduced by the amount of any deemed dividend received by the Non-Resident Holder as described in the immediately preceding paragraph. The dissenting Non-Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Non-Resident Holder's FSD Pharma Shares.

Any such deemed dividend received or capital gain realized by a dissenting Non-Resident Holder will be treated in the same manner as described above under the headings "*Holders Not Resident in Canada – Dividends on Arrangement Consideration Shares*" and "*Holders Not Resident in Canada – Disposition of Arrangement Consideration Shares*".

Interest (if any) awarded by a court to a dissenting Non-Resident Holder generally should not be subject to withholding tax under the Tax Act.

Eligibility for Investment

It is expected that at the Effective Time Celly Nu Shares will not be a "*qualified investment*" for a trust governed by Registered Plans, or a trust governed by DPSPs.

If Celly Nu Shares are received by a Registered Plan (because their FSD Pharma Shares are held by the Registered Plan at the Effective Date), the annuitant, holder, or subscriber (as applicable) (the "**Plan Holder**") of the Registered Plan will be subject to a penalty tax under the Tax Act.

Notwithstanding the foregoing, Celly Nu Shares generally will not be a prohibited investment for a Registered Plan provided the Plan Holder of the Registered Plan: (i) deals at arm's length with Celly Nu for the purposes of the Tax Act; and (ii) does not have a "*significant interest*" (as defined in the Tax Act for purposes of the prohibited investment rules) in Celly Nu. In addition, Celly Nu Shares will not be a prohibited investment if such shares are "*excluded property*" (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.

Additional Canadian tax considerations that are not disclosed above may be applicable to Registered Plans that receive Celly Nu Shares pursuant to the Plan of Arrangement.

It is expected that FSD Pharma New Class B Shares and FSD Pharma New Class A Shares received in exchange for FSD Pharma Shares, pursuant to the Plan of Arrangement will be considered 'qualified investments' for a trust governed by the Registered Plan.

HOLDERS OF FSD PHARMA SHARES THAT HOLD SUCH SECURITIES IN A REGISTERED PLAN ARE URGED TO PAY IMMEDIATE ATTENTION TO THIS MATTER AND ARE URGED TO CONSULT THEIR TAX ADVISORS IMMEDIATELY REGARDING THE CONSEQUENCES TO THEM OF THE DISTRIBUTION OF CELLY NU SHARES.

CANADIAN SECURITIES LAW CONSIDERATIONS

EACH FSD PHARMA SECURITYHOLDER IS URGED TO CONSULT THEIR PROFESSIONAL ADVISERS TO DETERMINE THE RESTRICTIONS APPLICABLE TO TRADES IN THE ARRANGEMENT CONSIDERATION SHARES.

The following is a brief summary of the securities law considerations applicable to the transactions contemplated herein.

Status under Canadian Securities Laws

FSD Pharma is a "reporting issuer" in the provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, and Saskatchewan. The FSD Pharma Class B Shares are currently listed and posted for trading on the CSE, NASDAQ Capital Market, and on the FSE. FSD Pharma Class A Shares are not currently listed on any exchange.

Celly Nu is an unlisted reporting issuer in the provinces of British Columbia and Alberta with no current activities or operations.

Distribution and Resale of Securities under Canadian Securities Laws

The distribution of Arrangement Consideration Shares pursuant to the Plan of Arrangement will constitute a distribution of securities, which is exempt from the prospectus requirements under NI 45-106. With certain exceptions, Arrangement Consideration Shares may generally be resold in each of the provinces and territories of Canada provided that: (a) Celly Nu, after the Plan of Arrangement, and FSD Pharma is and has been a reporting issuer in a jurisdiction in Canada for the four months immediately preceding the trade; (b) the trade is not a "control distribution" as defined in National Instrument 45-102 – *Resale of Securities*; (c) no unusual effort is made to prepare the market or to create a demand for the Arrangement Consideration Shares; (d) no extraordinary commission or consideration is paid to a Person in respect of such sale; and (e) if the selling shareholder is an insider or officer of Celly Nu or FSD Pharma, the selling shareholder has no reasonable grounds to believe that FSD Pharma or Celly Nu, as applicable, is in default of applicable Securities Laws.

MI 61-101

FSD Pharma is a reporting issuer in the following jurisdictions that have adopted MI 61-101: Ontario, Alberta, Manitoba, Saskatchewan, and New Brunswick.

MI 61-101 regulates certain types of transactions to ensure fair treatment of securityholders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other securityholders. If MI 61-101 applies to a particular transaction of a reporting issuer, then some of the following may be required: (i) enhanced disclosure in documents sent to securityholders, (ii) the approval of a majority of securityholders excluding, "related parties" or "interested parties" (as defined in MI 61-101), (iii) a formal valuation of the affected securities, prepared by an independent and qualified valuator, and (iv) an independent committee of the board of the directors of the reporting issuer to carry out specified responsibilities. The securityholder protections provided by MI 61-101 go substantially beyond the requirements of corporate law.

Background to Transaction and Review and Approval Process Adopted by the Board

The protections afforded by MI 61-101 apply to, among other transactions, "business combinations" (as defined in MI 61-101) which may terminate the interests of securityholders without their consent in certain circumstances. There are certain exceptions to this definition, but because the related parties of FSD Pharma have participated in a "connected transaction" to the Plan of Arrangement, the Plan of Arrangement constitutes a "business combination" for FSD Pharma for the purposes of MI 61-101.

A "connected transaction" means two or more transactions that have at least one party in common, directly or indirectly; and (a) are negotiated or completed at approximately the same time, or (b) the completion of at least one of the transactions is conditional on the completion of each of the other transactions. The Arrangement and the subscription by Michael (Zappy) Zapolin, a director of FSD Pharma (the "**Interested Party**") for 28,800,000 Celly Nu Shares (the "**Related Party Purchase**") is a "connected transaction." Both of these transactions involve Celly Nu as a

common party and the Plan of Arrangement and Related Party Purchase were arguably negotiated at approximately the same time. Mr. Zapolin owns, directly or indirectly, nil Class B Shares, nil Class A Shares, nil FSD Pharma Distribution Warrants, and 500,000 FSD Pharma Non-Distribution Warrants. Any FSD Pharma Securities held by the Interested Party will be treated in the same fashion under the Arrangement as FSD Pharma Securities held by every other FSD Pharma Securityholder.

The Board reviewed the Plan of Arrangement before placing it to FSD Pharma Securityholders for approval. The Board, after reviewing the reasons for the Arrangement Agreement and having thoroughly considered the Agreement unanimously determined that it is in the best interests of the Corporation and of FSD Pharma Securityholders. During its deliberations, the Board identified and considered a variety of risks and potentially negative factors, and a wide variety of information. The Board did not find it useful or practicable to quantify, rank, or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the Board may have given different weight to different factors. There was no materially contrary view or abstention by a director or any material disagreement of the Board.

Minority Approval Requirements

In addition to any other required security holder approval, a "business combination" is subject to "minority approval" (as defined in MI 61-101). MI 61-101 consequently requires that the Plan of Arrangement be approved by a simple majority of the votes cast by "minority" securityholders of each class of affected securities of FSD Pharma, voting separately as a class present virtually or represented by proxy and entitled to vote at the FSD Pharma Meeting, excluding votes cast by the Persons considered to be "interested parties", including parties to a "connected transaction" (as such terms are defined in MI 61-101). Accordingly, in addition to the Plan of Arrangement being approved by not less than 66 2/3% of the votes cast in respect of the special resolution of the holders of (i) FSD Pharma Distribution Warrants and Class B Shares voting together as a class, and (ii) holders of Class A Shares voting separately as a class, to approve the Arrangement Resolution, and present virtually or represented by proxy at the Meeting on the basis of one vote per FSD Pharma Distribution Warrant, one vote per Class B Share, or 276,660 votes per Class A Share, as well as a simple majority of the votes cast by the holders of (i) FSD Pharma Distribution Warrants and Class B Shares, voting together as a class, and (ii) holders of Class A Shares, voting separately as a class, on the basis of one vote per FSD Pharma Distribution Warrant, one vote per Class B Share, and 276,660 votes per Class A Share, and in each case excluding votes cast by the Persons considered to be "interested parties", including parties to a "connected transaction" (as such terms are defined in MI 61-101) which includes the votes cast in respect of FSD Pharma Securities that are registered in the name of or beneficially owned or controlled by the Interested Party.

Accordingly, FSD Pharma will exclude the votes attaching to the FSD Pharma Securities registered in the name of or beneficially owned or controlled by the Interested Party, for the purposes of determining whether minority approval of the Plan of Arrangement has been obtained. To the knowledge of FSD Pharma, as at the date hereof, the Interested Party and his related parties and joint actors, hold, directly or indirectly, or exercise control over an aggregate of 500,000 FSD Pharma Non-Distribution Warrants, nil Class A Shares, and nil Class B Shares. There are accordingly no votes attaching to the securities of the Interested Party, consequently, no votes will be excluded from the "minority approval" vote conducted pursuant to MI 61-101.

Formal Valuation

Section 4.3 provides that an issuer is required to obtain a formal valuation for a business combination if an interested party would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors. FSD Pharma is not required to obtain an independent formal valuation requirement pursuant to section 4.3 of MI 61-101 because no interested party would, as a consequence of the Plan of Arrangement, directly or indirectly acquire FSD Pharma or the business of FSD Pharma or combine with FSD Pharma. Further, no interested party is a party to any connected transaction to the Plan of Arrangement that would have required FSD Pharma to obtain a formal valuation under section 5.4 of MI 61-101, because FSD Pharma does not fall under any of paragraphs (a) to (g) of the definition of a related party transaction, as provided for by MI 61-101.

Specified Disclosure in Respect of Related Party Transactions

Section 4.2(3) of MI 61-101 requires that the information circular sent to FSD Pharma Securityholders in connection with the Meeting at which minority approval of a business combination is sought, must include the disclosure required

by Form 62-104F2 – *Issuer Bid Circular* ("**Form 62-104F2**") of National Instrument 62-104 – *Take-Over Bids and Issuer Bids*, to the extent applicable and with the necessary modifications. FSD Pharma has determined that the following items of Form 62-104F2 are applicable to the Arrangement.

Consideration

See heading in this Circular titled "*Summary and Effect of the Plan of Arrangement.*"

Purpose of the Arrangement

See heading in this Circular titled "*Purpose of Arrangement.*"

Trading of the Securities to be Acquired

The Class B Shares are listed for trading on the CSE and on the NASDAQ Capital Market. under the symbol "HUGE". The Class B Shares are also listed and posted for trading on the FSE, under "WKN: A2JM6M" and the trading symbol "0K9A". The Class B Shares of the Corporation are principally traded on NASDAQ Capital Market and the CSE. In the 6-month period preceding the Arrangement the monthly trading volumes and price ranges of the Corporation's Class B Shares on NASDAQ Capital Market and the CSE were as follows:

CSE

Month	Trading Volume	Price Range (High)	Price Range (Low)
September, 2023	912,310	2.23	1.57
August, 2023	908,939	2.05	1.57
July, 2023	464,918	1.63	1.4
June, 2023	829,580	1.92	1.42
May, 2023	995,162	2.01	1.3
April, 2023	3,077,437	2.84	1.97

NASDAQ Capital Market

Month	Trading Volume	Price Range (High)	Price Range (Low)
September, 2023	5,929,885	1.6799	1.15
August, 2023	6,322,923	1.54	1.17
July, 2023	850,174	1.23	1.03
June, 2023	1,320,094	1.4501	1.06
May, 2023	1,726,917	1.47	0.9535
April, 2023	3,191,934	2.1	1.44

Ownership of Securities of FSD Pharma

To the knowledge of FSD Pharma, after reasonable inquiry, the following table indicates that as at the Record Date, the number of securities of FSD Pharma beneficially owned or over which control or direction is exercised by each director and officer of FSD Pharma and, after reasonably inquiry by: (i) each associate or affiliate of an insider of FSD Pharma; (ii) each associate or affiliate of FSD Pharma; (iii) an insider of FSD Pharma (other than a director or officer of FSD Pharma); and (iv) each person acting jointly or in concert with FSD Pharma.

Name	Class B Shares	Class A Shares	FSD Pharma Warrants	FSD Pharma Options	% of Class B Shares[1]	% of Class A Shares	% of FSD Pharma Warrants	% of FSD Pharma Options
Anthony Durkacz[2]	1,496,836	24	267,213	500,000	3.80%	33.33%	2.58%	18.43%
Zeeshan Saeed[3]	2,241,146	24	-	500,000	5.69%	33.33%	0.00%	18.43%
Raza Bokhari	5,527	24	-	-	0.014%	33.33%	0.00%	0.00%
Adnan Bashir[4]	9,393	-	-	-	0.024%	0.00%	0.00%	0.00%
Michael Zapolin	-	-	500,000	-	0.00%	0.00%	4.84%	0.00%
Lakshmi Kotra[5]	1,422,197	-	-	500,000	3.61%	0.00%	0.00%	18.43%
Nitin Kaushal	-	-	-	-	0.00%	0.00%	0.00%	-
Donal Carroll	973,268	-	-	500,000	2.47%	0.00%	0.00%	18.43%
Eric Hoskins	-	-	500,000	-	-	-	4.84%	-
Nathan Coyle	2,500	-	-	35,000	0.006%	-	-	1.29%

Notes

(1) All percentages indicated by (%) refer to the issued and outstanding Class B Shares, Class A Shares, FSD Pharma Warrants, and FSD Pharma Options respectively, based on 39,358,791 Class B Shares, 72 Class A Shares, 10,324,043 FSD Pharma Warrants, and 2,712,385 FSD Pharma Options issued and outstanding.

(2) Fortius Research and Trading Corp., a company controlled by Anthony Durkacz, is the registered owner of 24 Class A Shares and 106,043 Class B Shares. Mr. Durkacz also directly holds 975,122 Class B Shares and First Republic Capital Corporation, a company majority owned by Anthony Durkacz, is the registered owner of 373,671 Class B Shares. Jacqueline Burns, Mr. Durkacz's spouse, is the registered holder of 42,000 Class B Shares.

(3) Mr. Saeed is the registered owner of 1,800,115 Class B Shares and 500,000 options. Xorax Family Trust, a trust of which Mr. Saeed is a beneficiary, is the registered owner of 24 Class A Shares and the registered owner of 441,031 of Class B Shares.

(4) Mr. Bashir is the owner of 9,200 Class B Shares, 58Northwest Inc., a company controlled by Mr. Bashir is the registered owner of 98 Class B Shares, and 95 Class B shares are held by Mr. Bashir through a TFSA.

(5) Dr. Kotra is the registered owner of 515,797 Class B Shares and 500,000 options. ILace Therapeutics International Inc., a company controlled by Dr. Kotra, is the registered owner of 865,200 Class B Shares, and Kotra Trust, a trust of which Dr. Kotra is a beneficiary, is the registered owner of 41,200 Class B Shares.

Commitments to Acquire Securities of FSD Pharma

FSD Pharma has no agreements, commitments or understandings to acquire securities of FSD Pharma. To the knowledge of FSD Pharma, after reasonable inquiry, no person named under the heading "*Certain Regulatory and Other Matters Relating to the Acquisition – Form 62-104F2 Disclosure – Ownership of Securities of the Company*" has any agreement, commitment or understanding to acquire securities of FSD Pharma, other than to acquire FSD Pharma Shares pursuant to the exercise of FSD Pharma Options or FSD Pharma Warrants held by such persons.

Acceptance of the Arrangement

All of the directors and officers of FSD Pharma and their respective associates and affiliates as set forth under the heading "*Certain Regulatory and Other Matters Relating to the Acquisition – Form 62-104F2 Disclosure – Ownership of Securities of the FSD Pharma*" entitled to vote on the Arrangement have indicated a present intention to vote in favor of the Arrangement Resolution.

The Interested Party does not hold voting securities that will be excluded, as stated earlier in this section.

Material changes in the affairs of FSD Pharma

There are no plans or proposals for material changes of the Corporation other than the Arrangement.

Previous Purchases and Sales

FSD Pharma announced a normal course issuer bid on January 13, 2023, enabling the Corporation to repurchase up to 1,925,210 of Class B Shares from time to time over 12 months at prevailing market prices. Between January 18, 2023 and April 30, 2023, FSD Pharma purchased an aggregate of 1,904,700 Class B Shares for cancellation at an average price of $2.11 per Class B Share, for an aggregate cost of $4,014,013.10. The normal course issuer bid was conducted because at the time of implementation, management of FSD Pharma believed that the share repurchase program would allow the Corporation to use its excess cash reserves to strategically return value to shareholders.

Financial Statements

The most recently available interim financial report is not included with this Circular. The most recent financial statements will be sent without charge to any security holder requesting them.

Valuation

As disclosed above in this section of the Circular, formal valuation of the Arrangement is not required.

Securities of FSD Pharma to be Exchanged for Others

See subheading in this Circular titled "*Summary and Effect of the Plan of Arrangement.*"

Approval of the Arrangement

This Circular has been approved by FSD Pharma and its delivery to the FSD Pharma Securityholders has been authorized by the Board.

Dividend Policy

FSD Pharma has not declared dividends on any of its securities in the past two years and does not intend to pay any in the foreseeable future. Any future determination to pay dividends will at the discretion of the FSD Pharma Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends and any other factors that the FSD Pharma Board deems relevant.

Tax Consequences

See "*Principal Canadian Federal Income Tax Considerations*" for further information.

Expenses of the Arrangement

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby, shall be paid by FSD Pharma. The Corporation estimates the expenses incurred in connection with the Arrangement, cumulative of filing fees to be $250,000.

Rights of Appraisal and Acquisition

Registered Shareholders entitled to vote at the Meeting have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their FSD Pharma Shares in connection with the Arrangement in accordance with the OBCA, as modified and supplemented by the Plan of Arrangement and the Interim Order. For more details, see the subheading "*Dissent Rights.*"

Solicitations

See the heading "*Solicitation of Proxies.*"

Statement of rights

Securities Legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in

addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. FSD Pharma Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

Other Material Facts

There is no other matter not disclosed in this Circular that has not been generally disclosed, is known to the Corporation and would reasonably be expected to affect the decision of the FSD Pharma Securityholders as to voting on the Arrangement Resolution.

Prior Valuations and Bona fide Prior Offers

As at the date hereof, no "prior valuation" (as such term is defined in MI 61-101) in respect of FSD Pharma has been made in the 24 months preceding the date of this Circular, the existence of which is known, after reasonable inquiry, to FSD Pharma or to any director or member of senior management of FSD Pharma.

During the 24 months prior to the entering into of the Arrangement Agreement, except as disclosed herein, FSD Pharma has not received any bona fide prior offer related to the subject matter of the Plan of Arrangement or that is otherwise relevant to the Plan of Arrangement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations generally applicable to a FSD Pharma Shareholder that receives Arrangement Consideration Shares pursuant to the Plan of Arrangement.

The following summary is based on the U.S. Internal Revenue Code of 1986 ("**Code**"), the United States Treasury Regulations, published rulings of the United States IRS, the Canada-U.S. Tax Convention and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Circular. Any of the Authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. Except as explicitly set forth herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation or regulations.

This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

General Considerations

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to a FSD Pharma Securityholders with respect to the Plan of Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular FSD Pharma Shareholder that may affect the U.S. federal income tax consequences applicable to such FSD Pharma Shareholder, nor does this summary address the U.S. federal income tax considerations with respect to the Plan of Arrangement for Arrangement Consideration Shares that are subject to special provisions under the Code, including, without limitation: (a) holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) holders that are financial institutions, insurance companies, S corporations, real estate investment trusts, or regulated investment companies; (c) holders that are dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. holders of Arrangement Consideration Shares ("**U.S. Holders**") that have a "functional currency" (as defined in Section 985 of the Code) other than the U.S. dollar; (e) holders subject to the alternative minimum tax provisions of the Code; (f) holders that own FSD Pharma Shares (or, after the Plan of Arrangement, will own Celly Nu Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) holders that acquired FSD Pharma Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services or through the conversion of any convertible instrument or security; (h)

holders that hold FSD Pharma Shares (or, after the Plan of Arrangement, will hold Celly Nu Shares) other than as a capital asset within the meaning of Section 1221 of the Code; (i) holders that own or have owned directly, indirectly or constructively, 5% or more of the voting powers of FSD Pharma's voting securities; (j) holders that are controlled foreign corporations, passive foreign investment company under section 1297 of the Code ("**PFICs**") or corporations that accumulate earnings to avoid U.S. federal income tax; (k) holders that are U.S. expatriates or former long-term residents of the United States, including, without limitation former citizens or residents of the United States under Section 877 or Section 877A of the Code; (l) holders that hold or will hold, directly, indirectly, or constructively, more than 10% of the Celly Nu Shares; (m) persons that use or hold, will use or hold, or that are or will be deemed to use or hold FSD Pharma Shares (or after the Plan of Arrangement, Celly Nu Shares) in connection with carrying on a business in Canada; (n) persons whose FSD Pharma Shares (or after the Plan of Arrangement, Celly Nu Shares) constitute "taxable Canadian property" under the Tax Act; or (o) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.

In addition, this summary does not address U.S. federal estate and gift tax, alternative minimum tax, the Foreign Account Tax Compliance Act or Medicare tax on net investment income considerations, or any U.S. state or local or non-U.S. tax considerations. **All FSD Pharma Securityholders, including those subject to special provisions of the Code such as those described above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the Plan of Arrangement, the ownership and disposition of FSD Pharma Shares and the ownership and disposition of Celly Nu Shares received pursuant to the Plan of Arrangement.**

This summary does not address any of the U.S. federal income tax considerations applicable to holders of FSD Pharma securities other than FSD Pharma Class B Shares and FSD Pharma Class A Shares. Such non-covered holders should consult their own tax advisors.

Additionally, this summary does not consider the tax treatment of persons who hold FSD Pharma Shares or Celly Nu Shares through a limited liability company or through a partnership or other "pass-through entity" (including without limitation an S corporation), nor does it address the U.S. federal income tax consequences of any transaction that may be entered into prior to, concurrently with or subsequent to the Plan of Arrangement (regardless of whether any such transaction is undertaken in connection with the Plan of Arrangement). For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity generally is attributed to its owners, and the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. You are advised to consult your own tax advisor with respect to the specific tax consequences of exchanging FSD Pharma Shares pursuant to the Plan of Arrangement and holding or disposing Arrangement Consideration Shares.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Plan of Arrangement and the ownership, and disposition of Arrangement Consideration Shares received pursuant to the Plan of Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the Authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

U.S. Federal Income Tax Characterization of the Plan of Arrangement

The Plan of Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Plan of Arrangement are not certain. However, there is no assurance that the IRS would agree with this characterization, and no opinion of legal counsel or ruling from the IRS concerning the U.S. federal income tax consequences of the transactions contemplated by the Plan of Arrangement has been obtained, and none will be requested in that regard.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Plan of Arrangement (whether or not any such transactions are undertaken in connection with the Plan of Arrangement), including, without limitation, the following:

- any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire FSD Pharma Shares or Celly Nu Shares; and
- any transaction, other than the Plan of Arrangement, in which FSD Pharma Shares or the Celly Nu Shares are acquired.

Passive Foreign Investment Company Considerations and Status of FSD Pharma and Celly Nu

The U.S. federal income tax consequences to a U.S. Holder with respect to the Plan of Arrangement depend on whether FSD Pharma is treated as a PFIC during any year in which a U.S. Holder owns FSD Pharma Shares. In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which either (1) 75% or more of the non-U.S. corporation's gross income is passive income (as defined for U.S. federal income tax purposes) (the "*income test*"), or (2) 50% or more of the average value of the non-U.S. corporation's assets either produce or are held for the production of passive income (the "*asset test*"). For purposes of the PFIC provisions, "gross income" generally includes all sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain royalties and rents, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Nevertheless, FSD Pharma believes, and the following discussion assumes, that it was a PFIC in each of its taxable years since its formation. Additionally, Celly Nu has informed FSD Pharma that it believes it was a PFIC in each of its taxable years since its formation. However, there is no assurance that the IRS would agree with this treatment, and no opinion of legal counsel or ruling from the IRS concerning the status of FSD Pharma or Celly Nu as a PFIC has been obtained, and none will be requested.

Ownership and Disposition of Arrangement Consideration Shares

PFIC Rules Applicable to the Ownership and Disposition of Arrangement Consideration Shares if FSD Pharma and Celly Nu are PFICs

Distribution of Celly Nu Shares

The distribution of Celly Nu Shares pursuant to the Plan of Arrangement is not expected to satisfy all of the technical requirements for tax-free treatment under section 355 of the Code, and thus FSD Pharma expects that the distribution of Celly Nu Shares to U.S. Holders of FSD Pharma Shares pursuant to the Plan of Arrangement will constitute a taxable distribution with respect to each U.S. Holder's FSD Pharma Shares for U.S. federal income tax purposes. A U.S. Holder that receives a distribution, including a constructive distribution, with respect to any Arrangement Consideration Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of FSD Pharma, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the payor, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in its FSD Pharma Shares and thereafter as a capital gain from the sale or exchange of such shares. (See section titled "*Dispositions of Arrangement Consideration Shares*" below). However, neither FSD Pharma nor Celly Nu may maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by FSD Pharma or Celly Nu with respect to their respective shares will constitute dividend income. Dividends received on such shares generally will not be eligible for the "dividends received deduction" applicable to U.S. corporate shareholders receiving dividends from U.S. corporations. To the extent the fair market value of Celly Nu Shares exceeds FSD Pharma's tax

basis in such shares (as calculated for U.S. federal income tax purposes), the Plan of Arrangement would generate additional earnings and profits for FSD Pharma. While FSD Pharma does not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, given that FSD Pharma has a significant accumulated deficit balance, it is FSD Pharma's expectation that even if it did maintain such calculations, it will not have any accumulated earnings and profits on the Effective Date or any current earnings and profits for the tax year that includes the Effective Date. As such, an amount equal to the fair market value of the Celly Nu Shares distributed pursuant to the Plan of Arrangement would be applied against and should reduce each U.S. Holder's federal income tax basis in its FSD Pharma Shares and, to the extent in excess of such basis, should be treated as capital gain. Notwithstanding the foregoing, because FSD Pharma does not intend to determine its earnings and profits on the basis of United States federal income tax principles, U.S. Holders may have to assume that any the distribution of Celly Nu Shares will constitute dividend income.

Assuming that the distribution of Celly Nu Shares is not treated as tax free under section 355 of the Code, each U.S. Holder will take a tax basis in the Celly Nu Shares received pursuant to the Plan of Arrangement equal to their fair market value at the time of their receipt. The U.S. Holder's holding period for such Celly Nu Shares will commence on the day after the date of receipt.

Distributions on Arrangement Consideration Shares

Distributions, including constructive distributions, made with respect to the Arrangement Consideration Shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the current and accumulated earnings and profits of the respective issuer as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the payor, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in its FSD Pharma Shares and thereafter as a capital gain from the sale or exchange of such shares. (See section titled "*Dispositions of Arrangement Consideration Shares*" below). However, as noted above, neither FSD Pharma nor Celly Nu may maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by FSD Pharma or Celly Nu with respect to their respective shares will constitute dividend income. Dividends received on such shares generally will not be eligible for the "dividends received deduction" applicable to U.S. corporate shareholders receiving dividends from U.S. corporations.

Taxation of PFIC Dividends

Any distribution that is dividend income for U.S. federal income tax purposes received by a U.S. Holder who has not made a timely and valid qualified electing fund ("**QEF**") or mark-to-market election with respect to its Arrangement Consideration Shares will be taxed under the PFIC "excess distribution" regime. The amount of any distribution (including Canadian taxes withheld) to a U.S. Holder that is treated as an excess distribution will generally be allocated ratably to each day of the U.S. Holder's holding period with respect to such shares, except where a U.S. Holder acquired its Arrangement Consideration Shares during such shareholder's current taxable year. Amounts allocated to the year of disposition will be treated as arising in the year of disposition and taxed at ordinary U.S. federal income tax rates. Amounts allocated to each of the other years will be subject to tax as though it were ordinary income taxed at the highest U.S. federal income tax rate in effect for each of those years, and the special interest charge (defined below) will be added to the tax determined for each of those years. The sum of the taxes and interest calculated for all other years will be an addition to the tax for the year in which the distribution of Celly Nu Shares occurs.

The tax treatment of a distribution that is dividend income for a U.S. Holder who has made a timely and valid QEF election (see section titled "*Qualified Electing Fund Election*" below) with respect to its Arrangement Consideration Shares depends on whether FSD Pharma or Celly Nu, as the case may be has previously had earnings and profits that were included currently in the income of shareholders that made QEF elections, and whether FSD Pharma has made prior distributions of such previously taxed earnings and profits. Distributions of earnings and profits with respect to which a U.S. Holder has been previously taxed will result in a reduction in the recipient U.S. Holder's adjusted tax basis in the stock and will not be taxed when distributed. Distributions that are not attributable to previously taxed earnings and profits generally will be treated in the manner described in the following paragraph for a U.S. Holder who has made a mark-to- market election except that, following the reduction to zero of the U.S. Holder's adjusted tax basis in its FSD Pharma Shares by amounts treated as a return of capital, the remainder of the amount distributed would be treated as capital gain.

The tax treatment of a distribution that is dividend income for a U.S. Holder A who has made a timely and valid "*mark-to-market election*" (see section titled "*Mark-to-Market Election*" below) with respect to its Arrangement Consideration

Shares generally will be included in the gross income of the U.S. Holder as dividend income to the extent of the current and accumulated earnings and profits of FSD Pharma or Celly Nu, as the case may be, as determined under U.S. federal income tax principles. The reduced tax rate applicable to certain "qualified" dividends would not apply with respect to the Arrangement Consideration Shares. If a distribution exceeds FSD Pharma's or Celly Nu's (as the case may be) current and accumulated earnings and profits, such excess will be treated as a return of capital to the extent of a U.S. Holder's adjusted tax basis in its Arrangement Consideration Shares, and thereafter as ordinary income.

Dispositions of Arrangement Consideration Shares

Except where a U.S. Holder has made a timely and valid QEF or mark-to-market election (each of which is described generally below) with respect to its Arrangement Consideration Shares, the entire amount of any gain realized upon a U.S. Holder's disposition of its Arrangement Consideration Shares generally will be treated as an excess distribution made in the taxable year during which such disposition occurs, with the consequences described under the heading "*Taxation of PFIC Dividends*" above. Any loss realized generally would not be recognized.

Purging the PFIC Taint

Except as described in the next sentence, if a non-U.S. corporation meets the PFIC income test or the asset test for any taxable year during which a U.S. Holder holds stock of such non-U.S. corporation, the non-U.S. corporation will be treated as a PFIC with respect to such U.S. Holder for that taxable year and for all subsequent taxable years, regardless of whether the non-U.S. corporation meets the income test or the asset test for such subsequent taxable years. Under applicable U.S. Treasury Regulations, the non-U.S. corporation will cease to be treated as a PFIC with respect to a U.S. Holder that holds stock of such non-U.S. corporation if, on the U.S. Holder's original or amended tax return for the last taxable year of its holding period during which the non-U.S. corporation met either the income test or the asset test, such U.S. Holder elects to recognize any unrealized gain in its stock as of the last day of the non-U.S. corporation's last taxable year in which it met either the income test or the asset test. Any gain recognized by a U.S. Holder as a result of making the election described in the previous sentence with respect to its stock will be subject to the adverse ordinary income and special interest charge consequences described above.

Subsidiary PFIC Rules

Certain adverse U.S. federal income tax rules generally will apply to a U.S. Holder for any taxable year in which FSD Pharma or Celly Nu is treated as a PFIC and has a subsidiary that is also treated as a PFIC (a "**Subsidiary PFIC**").

In such a case, a disposition (or deemed disposition) of the shares of such Subsidiary PFIC or a distribution received by FSD Pharma or Celly Nu, as the case may be, from such Subsidiary PFIC generally may be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, respectively. Any such indirect disposition or indirect distribution generally would be subject to the gain and excess distribution rules described above regardless of the percentage ownership of such U.S. Holder in the respective company.

Qualified Electing Fund Election

The adverse U.S. federal income tax consequences of owning stock of a PFIC described above generally may be somewhat mitigated if a U.S. Holder of the PFIC is able to, and timely makes, a valid QEF election with respect to the PFIC. In that case, the electing U.S. Holder must report each year, for U.S. federal income tax purposes, its "pro rata share" of the PFIC's ordinary earnings and net capital gain, if any, for the PFIC's taxable year that ends with or within the taxable year of such U.S. Holder, regardless of whether or not the PFIC made distributions to the U.S. Holder in such year. For this purpose, "pro rata share" means the amount which would have been distributed with respect to the U.S. Holder's stock if, on each day of the PFIC's taxable year, it had distributed to each shareholder a pro rata portion of that day's ratable share of the PFIC's ordinary earnings and net capital gain for that tax year.

If a U.S. Holder has made a QEF election with respect to stock of a PFIC, the U.S. Holder's adjusted tax basis in such stock will be increased to reflect earnings and profits of the PFIC that have been taxed, but not distributed, to such U.S. Holder. Distributions of earnings and profits with respect to which any U.S. Holder has been previously taxed will result in a reduction in the U.S. Holder's adjusted tax basis in the stock and will not be taxed again when distributed.

If a PFIC is a QEF as to a U.S. Holder for each of its tax years which includes any portion of the U.S. Holder's holding period, the U.S. Holder's gain on disposing of the PFIC stock is not attributed to earlier years and the U.S. tax is not increased by the special interest charge. Accordingly, a U.S. Holder making a timely and valid QEF election with respect to PFIC stock generally would recognize capital gain or loss on the sale, exchange or other disposition of the

stock.

U.S. Holders should be aware that there can be no assurances that neither FSD Pharma, nor Celly Nu will satisfy the record keeping requirements that apply to a QEF, or that either party will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules if a U.S. Holder wishes to make a QEF election. Thus, U.S. Holders may not be able to make a QEF election with respect to the Arrangement Consideration Shares. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for making, a timely QEF election.

Mark-to-Market Election

In general, the adverse U.S. federal income tax consequences of owning stock of a PFIC described above also may be somewhat mitigated if a U.S. Holder of the PFIC makes a valid mark-to-market election with respect to such stock. A mark-to-market election may be made with respect to the stock of a PFIC if such stock is "*regularly traded*" on a "*qualified exchange or other market*" (within the meaning of the Code and the applicable U.S. Treasury Regulations).

A U.S. Holder that makes a valid mark-to-market election with respect to stock of a PFIC at the beginning of the U.S. Holder's holding period for such stock generally will not be subject to the PFIC rules described above with respect to that stock. Instead, the U.S. Holder generally will be required to recognize as ordinary income each taxable year an amount equal to the excess, if any, of the fair market value of such stock as of the close of such taxable year over the U.S. Holder's adjusted tax basis in such stock as of the close of such taxable year. A U.S. Holder's adjusted tax basis in the stock generally will be increased by the amount of ordinary income recognized with respect to such stock. If the U.S. Holder's adjusted tax basis in the stock as of the close of a taxable year exceeds the fair market value of such stock as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such stock for all prior taxable years. A U.S. Holder's adjusted tax basis in its stock generally will be decreased by the amount of ordinary loss recognized with respect to such stock. Any gain recognized upon a disposition of the stock generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years and any loss recognized in excess thereof will be taxed as a capital loss. The deductibility of capital loss is subject to significant limitations.

PFIC Information Reporting

U.S. Holders are required to file annual information statements reporting their ownership of stock of a PFIC. U.S. Holders are urged to consult with their own tax advisors regarding these requirements as they relate to their ownership of the Arrangement Consideration Shares.

U.S. Holders are required to file annual information statements reporting their ownership of stock of a PFIC. U.S. Holders are urged to consult with their own tax advisors regarding these requirements as they relate to their ownership of the Arrangement Consideration Shares.

Tax Consequences of the Plan of Arrangement for FSD Pharma Shareholders who exercise OBCA Dissent Rights

Cash proceeds transferred to any dissenting shareholder who is a U.S. Holder in exchange for such shareholder's FSD Pharma Shares will be treated as a taxable distribution in redemption of such shares for U.S. federal income tax purposes. The redemption proceeds will be treated as received in exchange for a U.S. Holder's FSD Pharma Shares if, after taking into account applicable attribution rules, the redemption is not "essentially equivalent to a dividend," is "substantially disproportionate" with respect to such U.S. Holder, is a redemption of all of such U.S. Holder's FSD Pharma Shares, or is in "partial liquidation" of FSD Pharma (within the meaning of each term in section 302 of the Code). If the redemption proceeds received by a U.S. Holder are not treated as received in exchange under the rules specified in the Code for such U.S. Holder's FSD Pharma Shares, the full amount of the proceeds received will be treated as a distribution subject to the discussion above under "***PFIC Rules Applicable to the Ownership and Disposition of Arrangement Consideration Shares if FSD Pharma and Celly Nu are PFICs***".

A U.S. Holder who is treated as receiving the cash proceeds in exchange for its FSD Pharma Shares will recognize gain or loss equal to the difference between (i) such cash proceeds and (ii) the U.S. Holder's adjusted tax basis in the FSD Pharma Shares exchanged. Assuming FSD Pharma is a PFIC, any gain recognized by a U.S. Holder who has not made a timely and valid QEF or mark-to-market election with respect to its FSD Pharma Shares will be taxed as an excess distribution under the PFIC "excess distribution" regime (see section titled "***PFIC Rules Applicable to the Ownership and Disposition of Arrangement Consideration Shares if FSD Pharma and Celly Nu are PFICs***"). In contrast, any

gain recognized by a U.S. Holder who has made a timely and valid QEF election or mark-to-market election with respect to its FSD Pharma Shares will be taxed as capital gain or ordinary income, respectively. Any loss recognized by a U.S. Holder who has not made a timely and valid mark-to-market election with respect to its FSD Pharma Shares, or a U.S. Holder who has made a timely and valid QEF election, will generally be treated as capital loss. A U.S. Holder who has made a timely and valid mark-to-market election generally will treat any loss recognized as an ordinary loss to the extent of net mark-to- market income recognized for all prior taxable years; however, any loss recognized in excess thereof will be taxed as a capital loss. The deductibility of a capital loss is subject to significant limitations.

Each U.S. Holder is urged to consult its own legal and tax advisors regarding the difference in tax treatment that may result from such U.S. Holder's receipt of a distribution of Celly Nu Shares as compared with such U.S. Holder's receipt of cash proceeds in exchange for its Celly Nu Shares as a result of an exercise of OBCA Dissent Rights.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Plan of Arrangement or in connection with the ownership or disposition of Arrangement Consideration Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.

However, the amount of a distribution with respect to the Arrangement Consideration Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Arrangement Consideration Shares, or on the sale, exchange or other taxable disposition of Arrangement Consideration Shares, or any Canadian dollars received in connection with the Plan of Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Plan of Arrangement), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. The amount of gain or loss recognized on a subsequent sale or other disposition of such Canadian dollars will equal the difference between (1) the amount of U.S. dollars, or the fair market value in U.S. dollars of other property received, in such sale or other disposition, and (2) the U.S. Holder's tax basis in such Canadian dollars.

Any such gain or loss generally will be treated as U.S. source ordinary income or loss.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the FSD Pharma Shares or Arrangement Consideration Shares, (b) proceeds arising from the sale or other disposition of the FSD Pharma Shares or Arrangement Consideration Shares, or (c) any payments received in connection with the Plan of Arrangement (including, but not limited to, U.S. Holders exercising OBCA Dissent Rights) generally may be subject to information reporting and backup withholding tax, at the rate of 31% if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding tax rules may apply even if, under the Canada-U.S. Tax Convention, payments may be exempt from the dividend withholding tax rules or otherwise eligible for a reduced withholding rate. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. EACH HOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES RELATING TO THE ARRANGEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS.

UNITED STATES SECURITIES LAW CONSIDERATIONS

ARRANGEMENT CONSIDERATION SHARES (INCLUDING WITHOUT LIMITATION THE CELLY NU SHARES) TO BE DISTRIBUTED TO FSD PHARMA SECURITYHOLDERS PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to U.S. Securityholders. All U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities distributed to them under the Plan of Arrangement complies with applicable securities legislation. Further information applicable to U.S. Securityholders is disclosed under the heading "*Note to United States Securityholders*".

The following discussion does not address the Canadian securities laws that will apply to the distribution of the securities or the resale of these securities by U.S. Securityholders within Canada. U.S. Securityholders reselling their securities in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.

Status under U.S. Securities Laws

FSD Pharma is a "foreign private issuer" as defined under the U.S. Exchange Act. The FSD Pharma Shares are not, and will not be, registered under the U.S. Securities Act and FSD Pharma is not subject to the reporting requirements of the U.S. Exchange Act.

Upon completion of the Plan of Arrangement, Celly Nu is expected to also be a "*foreign private issuer*" as defined under the U.S. Exchange Act. are not, and will not be, registered under the U.S. Securities Act and FSD Pharma is not subject to the reporting requirements of the U.S. Exchange Act.

Issuance and Resale of Arrangement Consideration Shares Under U.S. Securities Laws

Distribution and subsequent resale of Arrangement Consideration Shares held by or to U.S. Securityholders will be subject to U.S. Securities Laws, including the U.S. Securities Act and any applicable state securities laws.

The following discussion is a general overview of certain requirements of U.S. Securities Laws applicable to U.S. Securityholders.

Exemption from the Registration Requirements of the U.S. Securities Act

Arrangement Consideration Shares to be distributed to U.S. Securityholders pursuant to and in accordance with the Plan of Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, but will be issued in reliance upon the Section 3(a)(10) Exemption under the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Securityholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Arrangement Consideration Shares distributed in connection with the Plan of Arrangement to U.S. Securityholders. See section titled "*Approval of Arrangement Resolution - Court Approval of the Plan of Arrangement and Effective Date*" above.

Resale of Arrangement Consideration Shares within the U.S after the Completion of the Plan of Arrangement

The following discussion does not address the Canadian securities laws that will apply to the issue or resale of Arrangement Consideration Shares to U.S. Securityholders within Canada. U.S. Securityholders reselling their securities in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.

The Arrangement Consideration Shares issued to U.S. Securityholders pursuant to the Arrangement will be freely transferable under U.S. federal securities laws except by persons who are "affiliates" (as defined in Rule 405 of the U.S. Securities Act) of Celly Nu or FSD Pharma, as applicable, after the Effective Date or were "affiliates" of Celly Nu or FSD Pharma, as applicable, within 90 days prior to the date of any proposed resale.

As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, that issuer. Typically, persons who are executive officers, directors or 10% (or greater) holders of an issuer are considered to be its "affiliates", as well as any other person or group that actually controls the issuer.

Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Arrangement Consideration Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom, some of which are outlined below.

A U.S. Shareholder holding Arrangement Consideration Shares who is, or has been at any time within the preceding 90 days, affiliates of Celly Nu or deemed affiliates of Celly Nu, may not sell the Celly Nu Shares that they receive in connection with the Plan of Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S.

A U.S. Shareholder holding Arrangement Consideration Shares who is, or has been at any time within the preceding 90 days, an affiliate of FSD Pharma, may not sell their FSD Pharma New Class B Shares or FSD Pharma New Class A Shares that they receive in connection with the Plan of Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S.

Resales of Arrangement Consideration Shares by Affiliates Pursuant to Rule 144

In general, under Rule 144, persons who are, or are selling for the account of, affiliates of Celly Nu or FSD Pharma, as applicable, after the Plan of Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the Arrangement Consideration Shares, as applicable, that they receive in connection with the Plan of Arrangement, provided that the number of such securities sold does not exceed the certain volume restrictions and subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Celly Nu or FSD Pharma, as applicable.

Nevertheless, unless certain conditions are satisfied, Rule 144 under the U.S. Securities Act may not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents (a "*shell company*"). Therefore, if either FSD Pharma or Celly Nu were to ever be deemed to be, or to have at any time previously been, a shell company, Rule 144 under the U.S. Securities Act may be unavailable for resales of Arrangement Consideration Shares, as applicable, unless and until FSD Pharma or Celly Nu, as applicable, has satisfied the applicable conditions. In general terms, the satisfaction of such conditions would require FSD Pharma or Celly Nu, as applicable, to be a registrant under the U.S. Exchange Act, to have been in compliance with its reporting obligations thereunder during the preceding 12 months (or for such shorter period that it was required to file reports thereunder), and to have filed certain information with the SEC at least 12 months prior to the intended resale.

Resale of Securities Pursuant to Regulation S

A holder of Arrangement Consideration Shares who was not an affiliate of FSD Pharma or Celly Nu, as applicable, upon completion of the Plan of Arrangement (or during the 90 days immediately preceding it), and is not affiliate of Celly Nu or FSD Pharma, as applicable, after the completion of the Plan of Arrangement (or during the 90 days immediately preceding it), may, subject to certain limitations, resell the Arrangement Consideration Shares that they receive in connection with the Plan of Arrangement in the United States, as well as outside the United States pursuant to Regulation S promulgated under the Regulation S, without restriction under the U.S. Securities Act.

In general, pursuant to Regulation S under the U.S. Securities Act, if at the Effective Date Celly Nu or FSD Pharma, as applicable, is a "foreign private issuer" (as defined in Rule 405 of the U.S. Securities Act), persons who are "affiliates" (as defined in Rule 405 of the U.S. Securities Act) of Celly Nu or FSD Pharma, as applicable, after the Effective Date, or were "affiliates" of Celly Nu or FSD Pharma, as applicable, within 90 days prior to the date of the proposed resale, solely by virtue of their status as an executive officer or director of Celly Nu or FSD Pharma, as applicable, may sell their Arrangement Consideration Shares, as applicable, outside the United States in an "offshore transaction" (as defined in Regulation S under the U.S. Securities Act) if none of the seller, an affiliate or any person acting on their behalf engages in "directed selling efforts" (as defined in Regulation S under the U.S. Securities Act) in the United States with respect to such securities and provided that no selling concession, fee or other remuneration is paid in connection with such sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

For purposes of Regulation S under the U.S. Securities Act, "directed selling efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered. Also, for purposes of Regulation S under the U.S. Securities Act, an offer or sale of securities is made in an "offshore transaction" if the offer is not made to a person in the United States and either (a) at the time the buy order is originated, the buyer is outside the United States, or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction is executed in, on or through the facilities of a "designated offshore securities market" (as defined in Regulation S under the U.S. Securities Act), (which would include a sale through the CSE), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States. Certain additional restrictions under Regulation S of the U.S. Securities Act are applicable to sales outside the United States by a holder of Arrangement Consideration Shares who is an "affiliate" of Celly Nu or FSD Pharma, as applicable, after the Effective Date, was an "affiliate" of Celly Nu or FSD Pharma, as applicable, within 90 days prior to the date of the proposed resale, other than by virtue of his status as an officer or director of Celly Nu or FSD Pharma, as applicable.

As a practical matter, the availability of Regulation S for resales of the Arrangement Consideration Shares depends in part upon whether FSD Pharma maintains, and Celly Nu obtains, a listing for such securities on the CSE or another recognized stock exchange in Canada.

The foregoing discussion is only a general overview of the requirements of U.S. Securities Laws for the resale of the Arrangement Consideration Shares received under the Plan of Arrangement. Holders of Arrangement Consideration Shares are urged to seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable Securities Legislation.

Proxy Solicitation Requirements

The solicitation of proxies pursuant to this Circular is not subject to the requirements of Regulation 14A. Accordingly, this Circular has been prepared in accordance with the disclosure requirements of Canadian securities law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Enforcement of Civil Liabilities

The enforcement by securityholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that FSD Pharma and Celly Nu and other parties involved in the Plan of Arrangement are organized under the laws of a jurisdiction other than the United States, that their respective officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States and that certain assets of FSD Pharma and Celly Nu and such persons are located outside the United States. As a result, it may be difficult for securityholders in the United States to effect service of process within the United States upon FSD Pharma and Celly Nu, their directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state of the United States. In addition, securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

INFORMATION CONCERNING CELLY NU

Upon completion of the Plan of Arrangement, each FSD Pharma Securityholder, other than Dissenting Shareholders, will become a holder of Celly Nu Shares. The financial statements of Celly Nu for the period from incorporation (August 13, 2021) to July 31, 2022, and the related MD&A and auditor's reports thereto, and the interim financial statements for Celly Nu for the quarter ending April 30, 2023 are included in this Circular as Schedule "H" and may be obtained online from SEDAR+ at www.sedarplus.ca.

The audited carve-out financial statements specifying the financial position, results of operations, and change in net investment and cash flows of the Corporation's proprietary formulation, UNBUZZD™, as at and for the period ending on July 30, 2023, are presented in USD, with the auditor's report and accompanying MD&A, and are included in this Circular as Schedule "I" and should be read together with the other financial information contained in or incorporated by reference herein. See "*Schedule G – Information Concerning Celly Nu*" for further information concerning Celly Nu.

RISK FACTORS

If the Plan of Arrangement is approved at the Meeting, all FSD Pharma Securityholders will become holders of Celly Nu Shares and will be subject to all the risks associated with the operations of FSD Pharma and Celly Nu. Those risks include the risk factors relating to Celly Nu set forth in "*Schedule G – Information Concerning Celly Nu*" and under the sub-heading "*Information Concerning Forward-Looking Information*". The summary below sets out the list of risk factors relating to the Plan of Arrangement.

In evaluating the Plan of Arrangement, FSD Pharma Securityholders should carefully consider the following risk factors relating to the Plan of Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Plan of Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by FSD Pharma, may also adversely affect the FSD Pharma Securities and Arrangement Consideration Shares and/or the businesses of FSD Pharma or Celly Nu. In addition to the risk factors relating to the Plan of Arrangement set out below, FSD Pharma Securityholders should also carefully consider the risk factors associated with the business of FSD Pharma set out in this Circular as well as the risk factors of FSD Pharma set forth in FSD Pharma's public disclosure record, available on SEDAR+. All of the risk factors described below should be considered by FSD Pharma Securityholders in conjunction with the other information included in this Circular. Securities of FSD Pharma and Celly Nu should each be considered as highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature.

Exercise of Dissent Rights

Registered Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their FSD Pharma Shares in cash. If Dissent Rights are exercised in respect of a significant number of FSD Pharma Shares, a substantial cash payment may be required to be made to such Dissenting Shareholders, which could have an adverse effect on FSD Pharma's financial condition and cash resources. There is no assurance that the Plan of Arrangement can be completed as proposed or without FSD Pharma Shareholders exercising their Dissent Rights in respect of a substantial number of FSD Pharma Shares.

Price of FSD Pharma Shares May Fluctuate

The trading price of the Class B Shares on the Effective Date may vary from the trading price of the Class B Shares as at the date of execution of the Arrangement Agreement, the date of this Circular and the date of the Meeting and may fluctuate depending on investors' perceptions of the merits of the Plan of Arrangement. Many of the factors that affect the fair market price of FSD Pharma Shares (and, assuming the completion of the Plan of Arrangement, Arrangement Consideration Shares) are beyond the control of FSD Pharma. These factors include fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations. The fair market value of FSD Pharma Shares, and if the Plan of Arrangement is completed, Arrangement Consideration Shares may depend on the performance of FSD Pharma's and Celly Nu's businesses and there is no assurance that their businesses, after completing the Plan of Arrangement, will be successful.

If the Arrangement Resolution is not approved by the FSD Pharma Securityholders or, even if the Arrangement Resolution is approved, the fair market price of the FSD Pharma Shares or Celly Nu Shares, as the case may be, may decline to the extent that the current market price of the FSD Pharma Shares either reflects a market assumption that the Plan of Arrangement will be completed or reflects the value associated with Celly Nu's business, as applicable.

Proposed Plan of Arrangement Not Approved

Completion of the Plan of Arrangement is subject to the approval of the Court and the receipt of all necessary approvals and set out in the Arrangement Agreement. There can be no certainty, nor can there be any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of FSD Pharma and Celly Nu, including receipt of FSD Pharma Securityholder approval at the Meeting and receipt of the Final Order. There can be no certainty, nor can FSD Pharma or Celly Nu provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Furthermore, the Court may refuse to approve the Plan of Arrangement if FSD Pharma fails to meet

the statutory or common law tests required to approve the Plan of Arrangement. There is no assurance that the Plan of Arrangement will be completed.

The Parties Will Incur Costs Relating to the Plan of Arrangement

Certain costs related to the Plan of Arrangement, such as legal and accounting fees and the cost of any required reports, must be paid by FSD Pharma if the Plan of Arrangement is not completed. FSD Pharma has agreed to cover the expenses relating to the Plan of Arrangement and the Meeting. See section titled "*Approval of Arrangement Resolution-Expenses*".

The Arrangement Agreement May Be Terminated in Certain Circumstances

FSD Pharma and Celly Nu may terminate the Arrangement Agreement and the Plan of Arrangement in certain circumstances. Accordingly, there can be no certainty that the Arrangement Agreement will not be terminated before the completion of the Plan of Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Parties, including FSD Pharma Securityholder approval of the Plan of Arrangement and required regulatory approvals, including of the Court. There is no certainty, nor can FSD Pharma provide any assurance, that these conditions will be satisfied. If for any reason the Plan of Arrangement is not completed, the market price of FSD Pharma Shares may be adversely affected and FSD Pharma Securityholders will lose the prospective benefits of the Plan of Arrangement. Moreover, if the Arrangement Agreement is terminated, there is no assurance that FSD Pharma will pursue or be able to complete an alternative transaction to spin-out or realize the value of the business operated by Celly Nu, and FSD Pharma Securityholders will continue to be subject to the risk factors of FSD Pharma as disclosed in this Circular and in FSD Pharma's public disclosure record, available on SEDAR+.

There is currently no market for the FSD Pharma Class A Shares and Arrangement Consideration Shares

There is currently no market through which the FSD Pharma Class A Shares may trade and if the Plan of Arrangement is completed, there will be no market through which the FSD Pharma New Class A Shares may be sold, and holders may not be able to resell such securities.

Deemed Taxable Dividend on Share Exchange

FSD Pharma expects that the aggregate fair market value of all Celly Nu Shares distributed to FSD Pharma Securityholders on the Share Exchange under the Plan of Arrangement will not exceed the PUC of the FSD Pharma Shares. Accordingly, FSD Pharma does not expect that any Holder will be deemed to receive a taxable dividend on the Share Exchange. However, and notwithstanding that FSD Pharma's management considers its expectation to be reasonable, whether this expectation is correct is a question of fact that can only be determined at the time of the Share Exchange. Any such determination made by FSD Pharma is not binding on the CRA or any particular Holder.

In the event that FSD Pharma's expectation is not correct and the aggregate fair market value of all Celly Nu Shares distributed to FSD Pharma Securityholders on the Share Exchange under the Plan of Arrangement does exceed the PUC on the FSD Pharma Shares, FSD Pharma Securityholders will be deemed to receive a taxable dividend in the amount of such excess.

Arrangement Consideration Shares May Not Be Qualified Investments for Registered Plans

Celly Nu does not currently qualify as a "public corporation" for the purposes of the Tax Act. The FSD Pharma New Class A Shares and Celly Nu Shares will not be "qualified investments" under the Tax Act for Registered Plans at the time of the Plan of Arrangement. While FSD Pharma expects that FSD Pharma New Class B Shares will be considered a "qualified investment" following the completion of the Plan of Arrangement, there is no assurance that it will be able to maintain that status or that the CRA will agree with such characterization. If the Celly Nu Shares are not listed on a designated stock exchange in Canada before the due date for Celly Nu's income tax return or if Celly Nu does not otherwise satisfy the conditions in the Tax Act to be a "public corporation", the Celly Nu Shares will not be considered to be a qualified investment for a Registered Plan from their date of issue. Where a Registered Plan acquires a Celly Nu Share in circumstances where the Celly Nu Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the annuitant, beneficiary or holder under the Registered Plan, including that the Registered Plan may become subject to penalty taxes, the annuitant of such Registered Plan may be deemed to have received income therefrom or be subject to a penalty tax or, in the case of a registered

education savings plan, such plan may have its tax exempt status revoked. FSD Pharma Securityholders who hold their FSD Pharma Shares in Registered Plans should review section titled "*Principal Canadian Federal Income Tax Considerations*". Holders who wish to hold Arrangement Consideration Shares in their Registered Plans should consult with their own tax advisors.

Unforeseen Tax Consequences

While FSD Pharma has taken steps to ensure that the potential tax impact for FSD Pharma Securityholders as a result of the Plan of Arrangement is minimized, the regulations surrounding income taxes are inherently complex and there may be circumstances which may be accurately predicted and remain outside of FSD Pharma's control. The transactions contemplated herein may give rise to significant adverse tax consequences to FSD Pharma Securityholders and each such FSD Pharma Securityholder is urged to consult his, her or its own tax advisor. FSD Pharma Securityholders (and, assuming the completion of the Plan of Arrangement, the Arrangement Consideration Shares) are urged to review sections titled "*Principal Canadian Federal Income Tax Considerations*" and "*Certain United States Federal Income Tax Considerations*".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below and elsewhere in this Circular, no informed person of FSD Pharma, any proposed director of FSD Pharma, or any associate or affiliate of any informed person or proposed director of FSD Pharma, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of FSD Pharma's most recently completed fiscal year, or in any proposed transaction which has materially affected or would materially affect FSD Pharma or any of its subsidiaries.

ADDITIONAL INFORMATION

Financial information is provided in FSD Pharma's annual and quarterly financial statements and MD&A. Additional information relating to FSD Pharma is available on SEDAR+ at www.sedarplus.ca.

Upon request to the Chief Financial Officer of FSD Pharma, it will provide (to any person) a copy of the financial statements of FSD Pharma filed with the applicable securities regulatory authorities for FSD Pharma's most recently completed financial year, together with the report of the auditor, related MD&A, and any interim financial statements of FSD Pharma filed with the applicable securities regulatory authorities subsequent to the filing of the financial statements. To obtain paper copies of proxy-related materials free of charge contact Marrelli Trust at info@marrellitrust.ca.

OTHER MATTERS

As of the date of this Circular, the Board and management of FSD Pharma are not aware of any matters to come before the Meeting other than those matters specifically identified in the accompanying Notice of Meeting. However, if such other matters properly come before the Meeting or any adjournment(s) thereof, the persons designated in the accompanying Form of Proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

BOARD APPROVAL

The contents of this Circular and its distribution to FSD Pharma Securityholders have been approved by the Board.

DATED this 20th day of October 2023.

BY ORDER OF THE BOARD OF DIRECTORS

"Zeeshan Saeed"

Zeeshan Saeed
FSD Pharma Inc., Chief Executive Officer, Co-Chairman

SCHEDULE "A"
ARRANGEMENT RESOLUTION

SCHEDULE "A"
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE FSD PHARMA SECURITYHOLDERS THAT:

1. The arrangement (the "**Arrangement**") under Section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**") involving FSD Pharma Inc., a corporation existing under the laws of the province of Ontario (the "**Corporation**" or "**FSD Pharma**"), Celly Nutrition Corp., a corporation existing under the laws of the Province of British Columbia ("**Celly Nu**"), and the holders of the Corporation's class B subordinate voting shares ("**Class B Shares**"), class A multiple voting shares ("**Class A Shares**"), and outstanding warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by the holders of Class B Shares ("**FSD Pharma Distribution Warrants**"; together with Class A Shares and Class B Shares, "**FSD Pharma Securities**") all as more particularly described and set forth in the management information circular (the "**Circular**") of FSD Pharma accompanying the notice of meeting (the "**Notice of Meeting**") (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2. The plan of arrangement (the "**Plan of Arrangement**") implementing the Arrangement, the full text of which is set out in Schedule "B" of the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3. The arrangement agreement (the "**Arrangement Agreement**") between FSD Pharma and Celly Nu and all the transactions contemplated therein, the actions of the directors of FSD Pharma in approving the Arrangement and the actions of the directors and officers of FSD Pharma in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement approved) FSD Pharma Securityholders or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of FSD Pharma are hereby authorized and empowered, without further notice to, or approval of, the FSD Pharma Securities:

    (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

    (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

    in each case without further approval of the holders of the FSD Pharma Securities.

5. FSD Pharma is hereby authorized to apply for a final order from the Ontario Superior Court of Justice to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented, or amended in accordance with their respective terms).

6. Any director or officer of FSD Pharma is hereby authorized and directed, for and on behalf and in the name of FSD Pharma, to execute and deliver, whether under the corporate seal of FSD Pharma or otherwise, all such deeds, instruments, assurances, agreements, forms, waivers, notices, certificates, confirmations and other documents and to do or cause to be done all such other acts and things as in the opinion of such director

or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a) all actions required to be taken by or on behalf of FSD Pharma, and all necessary filings and obtaining the necessary approvals, consents, and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by FSD Pharma,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement, or instrument or the doing of any such act or thing.

SCHEDULE "B"
ARRANGEMENT AGREEMENT (INCLUDING PLAN OF ARRANGEMENT)

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT ("**Agreement**")
is made as of the 4th day of October, 2023.

BETWEEN:

FSD PHARMA INC., a corporation incorporated pursuant to the laws of the Province of Ontario, Canada.
("**FSD Pharma**" or "**Corporation**")

- and -

CELLY NUTRITION CORP., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada.
("**Celly Nu**")

WHEREAS, pursuant to this Agreement, FSD Pharma and Celly Nu have agreed to proceed with a reorganization transaction by way of statutory plan of Arrangement under the provisions of the **OBCA**, whereby, among other things, FSD Pharma will undertake a reorganization transaction on the terms and conditions set out in this Agreement and the Plan of Arrangement annexed hereto as Schedule "A";

AND WHEREAS the board of directors of FSD Pharma has determined that the consideration to be received by the holders of Class A Shares, Class B Shares, and FSD Pharma Distribution Warrants is fair to such FSD Pharma Securityholders and that the Arrangement is in the best interests of the Corporation;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

"**1940 Act**" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated from time to time thereunder.

"**Affiliate**" means an affiliate as defined in the Securities Act.

"**Agreement**" means this arrangement agreement, including the Schedules attached hereto, as may be supplemented or amended from time to time.

"**Arrangement**" means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of FSD Pharma.

"**Arrangement Resolution**" means the special resolution of the FSD Pharma Securityholders in respect of the Arrangement to be considered at the Meeting, substantially in the form of Schedule "A" hereto.

"**Articles of Arrangement**" means the articles of arrangement of the Corporation in respect of the Arrangement, to be filed with the OBCA Director pursuant to Section 183(1) of the OBCA after the Final Order is made, which shall include the Plan of Arrangement.

"**Authority**" means any: (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) subdivision or authority of any of the foregoing; or (iii) quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above.

"**Board of Directors**" means the duly appointed board of directors of FSD Pharma or Celly Nu, as applicable.

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto, Ontario for the transaction of banking business.

"**Circular**" means the management information circular of FSD Pharma to be prepared and sent to the FSD Pharma Securityholders, FSD Pharma Non-Distribution Warrantholders and FSD Pharma Optionholders in connection with the Meeting, containing among other things, disclosure in respect of the Arrangement and prospectus level disclosure in respect of Celly Nu following completion of the Arrangement, together with all appendices, distributed by FSD Pharma to the FSD Pharma Securityholders in connection with the Meeting and filed with such Authorities in Canada as are required by Section 2.6 of this Agreement, or otherwise as required by applicable Law.

"**Class A Shares**" means the class A multiple voting shares of FSD Pharma.

"**Class B Shares**" means the class B subordinate voting shares of FSD Pharma.

"**Court**" means the Ontario Superior Court of Justice (Commercial List).

"**Celly Nu Shares**" means the common shares in the capital of Celly Nu.

"**Celly Nu Restricted Stock Units**" means the restricted stock units that are issued and outstanding in the capital of Celly Nu.

"**Dissent Right**" has the meaning attributed to that term in Section 3.1 in the Plan of Arrangement.

"**Effective Date**" means the date shown on the Certificate of Arrangement issued by the Director.

"**Effective Time**" means 12:01 a.m. (Toronto) on the Effective Date.

"**Encumbrance**" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention

agreement, security interest of any nature, prior claim, adverse claim, exception, reservation, restrictive covenant, agreement, easement, lease, license, right of occupation, option, right of use, right of first refusal, right of pre-emption, privilege or any matter capable of registration against title or any contract to create any of the foregoing.

"**Fairness Opinion**" means the opinion of Intellectual Capital Corporation delivered to the Board of Directors of FSD Pharma in connection with the Plan of Arrangement.

"**Final Order**" means the final order of the Court pursuant to Section 182(5) of the OBCA, after being informed of the intention to rely upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereunder in connection with the issuance of securities of FSD Pharma and Celly Nu to FSD Pharma Securityholders in the United States, approving the Plan of Arrangement as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal.

"**FSD Pharma Optionholders**" means a holder of FSD Pharma Options.

"**FSD Pharma Options**" means outstanding options to acquire FSD Pharma Shares, each of which is exercisable for the purchase of one Class B Share.

"**FSD Pharma Securities**" means, collectively, the Class A Shares, Class B Shares and FSD Pharma Distribution Warrants.

"**FSD Pharma Securityholders**" means collectively FSD Pharma Shareholders and FSD Pharma Distribution Warrantholders.

"**FSD Pharma Shareholders**" means collectively the holders of Class A Shares and Class B Shares, at the applicable time.

"**FSD Pharma Shares**" means collectively Class A Shares and Class B Shares.

"**FSD Pharma Distribution Warrantholders**" means the holders of FSD Pharma Distribution Warrants.

"**FSD Pharma Distribution Warrants**" means outstanding warrants of FSD Pharma, each of which is exercisable for the purchase of one Class B Share, and which includes a provision in its applicable warrant certificate that is substantially in the form attached as Schedule "B" hereto or with the same substantive effective.

"**FSD Pharma Non-Distribution Warrantholders**" means the holders of FSD Pharma Non-Distribution Warrants.

"**FSD Pharma Non-Distribution Warrants**" means outstanding warrants of FSD Pharma, each of which is exercisable for the purchase of one Class B Share, and which does not include a provision in its applicable warrant certificate that is substantially in the form attached as Schedule "B" hereto or with the same substantive effect.

"**Interim Order**" means the order made after application to the Court pursuant to Section 182 of the OBCA, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably).

"**Laws**" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Authority, to the extent each of the foregoing have the force of law, and the term "applicable" with respect to such laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

"**Meeting**" means the special meeting of FSD Pharma Securityholders and any adjournment(s) or postponement(s) thereof, to be called and held in accordance with the Interim Order to consider and to vote on Arrangement Resolution and any other matters set out in the Notice of Meeting.

"**OBCA**" means the *Business Corporations Act* (Ontario) and the regulations made thereunder, as promulgated or amended from time to time.

"**OBCA Director**" means the Director appointed pursuant to Section 278 of the OBCA.

"**NI 45-106**" means National Instrument 45-106 – *Prospectus Exemptions* as amended from time to time.

"**Notice of Meeting**" means the notice of the Meeting to be sent to the FSD Pharma Securityholders, FSD Pharma Optionholders and FSD Pharma Non-Distribution Warrants, which notice will accompany the Circular.

"**Outside Date**" means December 31, 2023 or such other later date as may be agreed to in writing by the Parties.

"**Parties**" means, collectively, FSD Pharma and Celly Nu, and "**Party**" means any one of them.

"**Person**" or "**person**" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

"**Plan of Arrangement**" means the plan of arrangement in substantially the form of the plan of arrangement which is attached as Schedule "A" hereto and any amendments or variations thereto made in accordance with this Agreement, the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of FSD Pharma.

"**Representative**" means any director, officer, employee, agent, advisor or consultant of any Party.

"**Section 3(a)(10) Exemption**" means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

"**Securities Act**" means the *Securities Act* (Ontario).

"**Securities Legislation**" means the Securities Act and the equivalent law in the other applicable provinces and territories of Canada, and the published policies, instruments, rules, judgments, orders and decisions of any Authority administering those statutes.

"**SEDAR+**" means System for Electronic Document and Retrieval.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

Section 1.2 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement (including the Schedules and appendices hereto) as a whole and not to any particular article, section, paragraph or other portion hereof and include any agreement, document or instrument supplementary or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, paragraphs and other portions are to articles, sections, paragraphs and other portions of this Agreement.

Section 1.3 Construction

In this Agreement, unless something in the context is inconsistent therewith:

(a) the words "include" or "including" when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(b) a reference to time or date is to the time or date in Toronto, Ontario, unless specifically indicated otherwise;

(c) a word importing the masculine gender includes the feminine gender or neuter and a word importing the singular includes the plural and *vice versa;*

(d) a reference to "approval", "authorization", "consent", "designation" or "notice" means written approval, authorization, consent, designation or notice unless specifically indicated otherwise;

(e) unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under International Financial Reporting Standards and all determinations of an accounting nature shall be made in a manner consistent with International Financial Reporting Standards; and

(f) a reference to a statute or code includes every rule and regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code, rule or regulation.

Section 1.4 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by either of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to by the parties hereto.

Section 1.5 Currency

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

Section 1.6 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference to this Agreement and form a part hereof:

Schedule "A" – Plan of Arrangement
Schedule "B" – Arrangement Resolution

Section 1.7 Entire Agreement

This Agreement, together with the Schedules, agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject manner hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof.

ARTICLE 2
THE ARRANGEMENT

Section 2.1 Arrangement

FSD Pharma and Celly Nu agree to effect the Arrangement on the terms and subject to the conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

Section 2.2 Commitment to Effect Arrangement

Subject to the satisfaction of the terms and conditions contained in this Agreement, FSD Pharma and Celly Nu shall each use all reasonable efforts and do all things reasonably required to cause the Arrangement to become effective as soon as reasonably practicable and to cause the transactions contemplated by the Plan of Arrangement and this Agreement to be completed in accordance with their terms.

Section 2.3 Effective Date and Effective Time

The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Plan of Arrangement will become effective commencing at the Effective Time immediately after one another in the sequence set out therein or as otherwise specified in the Plan of Arrangement.

Section 2.4 Implementation Steps

(a) FSD Pharma covenants and agrees that, subject to the terms of this Agreement, it will promptly:

(i) apply to the Court pursuant to section 182 of the OBCA and prepare, file, and diligently pursue an application for an Interim Order;

(ii) proceed with such application and diligently pursue obtaining the Interim Order, including submission to the Court of the materials that would be submitted to FSD Pharma Securityholders, FSD Pharma Optionholders and FSD Pharma Non-Distribution Warrants, including without limitation the Circular, in connection with the Meeting;

(iii) lawfully convene and hold the Meeting in accordance with the Interim Order, FSD Pharma's articles and applicable Laws, as soon as reasonably practicable after the Interim Order is issued, for the purpose of, among other things, having the FSD Pharma Securityholders consider the Arrangement Resolution;

(iv) take all other actions that are reasonably necessary or desirable to obtain the approval of the Arrangement;

(v) subject to obtaining such approvals as are required by the Interim Order, as soon as reasonably practicable after the Meeting, make an application to the Court for the Final Order;

(vi) proceed with such application and diligently pursue obtaining the Final Order; and

(vii) subject to: (i) obtaining the Final Order; and (ii) the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 5 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction, or when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps necessary or desirable to give effect to the Arrangement.

(b) Celly Nu covenants and agrees that, subject to the terms of this Agreement, it shall promptly:

(i) cooperate and assist FSD Pharma in seeking the Interim Order and the Final Order; and

(ii) subject to: (i) obtaining the Final Order; and (ii) the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 5 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction, or when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions necessary or desirable to give effect to the Arrangement.

Section 2.5 Interim Order

The application referred to in Section 2.4(a)(i) shall, unless FSD Pharma and Celly Nu agree otherwise, include a request that the Interim Order provide, among other things:

(a) that the securities of FSD Pharma for which holders shall be entitled to receive notice of and vote on the Arrangement Resolution at the Meeting shall be the holders of Class B Shares, Class A Shares and FSD Pharma Distribution Warrants;

(b) for a record date, for the purposes of determining the FSD Pharma Securityholders entitled to receive notice of and vote at the Meeting;

(c) that the Meeting may be adjourned or postponed from time to time by FSD Pharma without the need for additional approval by the Court;

(d) that, except as required by Law or subsequently ordered by the Court, the record date, for the FSD Pharma Securityholders entitled to receive notice of and to vote at the Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Meeting;

(e) the FSD Pharma Securityholders shall be entitled to vote on the Arrangement Resolution, with each FSD Pharma Securityholder being entitled to one vote for each Class B Share held by such holder, 276,660 votes for each Class A Share held by such holder, and one vote for each FSD Pharma Distribution Warrant held by such holder, and provided that the holders of Class B Shares and FSD Pharma Distribution Warrants will vote together as a class, and the holders of Class A Shares will vote separately as a class, in each case such vote to be conducted by ballot;

(f) the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the holders of (i) Class B Shares and FSD Pharma Distribution Warrants, voting together as a class, and (ii) Class Shares, voting separately as a class, and in each case present in person or by proxy at the Meeting;

(g) that in all other respects, the terms, conditions and restrictions of FSD Pharma's constating documents, including quorum requirements with respect to meeting of FSD Pharma Securityholders and other matters, shall apply with respect to the Meeting;

(h) for the grant of the Dissent Rights to the FSD Pharma Shareholders who are registered holders of Class A Shares or Class B Shares, as set forth in the Plan of Arrangement;

(i) for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(j) for such other matters as FSD Pharma may reasonably require, subject to obtaining the prior consent of Celly Nu, such consent not to be unreasonably conditioned, withheld or delayed, and subject to the approval of the Court.

Section 2.6 Information Circular and Meeting

Subject to Article 6, as promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable Laws,

(a) FSD Pharma shall:

(i) prepare the Circular together with any other documents required by the OBCA or any other applicable Laws in connection with the approval of, among other things, the Arrangement Resolution by the FSD Pharma Securityholders at the Meeting;

(ii) subject to the Interim Order, cause the notice of the Meeting and the Circular to be: (A) sent to the FSD Pharma Securityholders, FSD Pharma Optionholders and FSD Pharma Non-Distribution Warrants in compliance with the OBCA, FSD Pharma's articles and the timing requirements (as may be abridged by FSD Pharma) contemplated by National Instrument 54-101 – *Communication with Beneficial Owners of Securities* of a *Reporting Issuer*; and (B) filed with one or more Authorities as required by the Interim Order and applicable Laws, including on SEDAR+ for the benefit of the public and the Canadian securities regulatory authorities, pursuant to and in accordance with the Interim Order and applicable Securities Legislation;

(iii) ensure that the Circular complies in all material respects of the Law, does not contain a misrepresentation other than with respect to any written information that is furnished by or on behalf of Celly Nu for inclusion in the Circular and provides the FSD Pharma Securityholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, but subject to the terms of this Agreement, the Circular shall include: (A) a summary and a copy of the Fairness Opinion; (B) a statement that the Board has received the Fairness Opinion and has, after receiving advice from its financial advisor and outside legal counsel:

i. determined that the Consideration to be received by the FSD Pharma Securityholders pursuant to the Arrangement is fair to the FSD Pharma Securityholders and the Arrangement is in the best interests of the Corporation;

ii. recommends that the FSD Pharma Securityholders vote in favour of the Arrangement Resolution (the "**Board Recommendation**"); and

(b) Celly Nu shall cooperate in the preparation, filing and mailing of the Circular and shall provide the Corporation with all necessary information concerning its business that is required by Law to be included in the Circular or other related documents and ensure that such information does not contain a misrepresentation concerning Celly Nu or the Celly Nu Shares. Celly Nu shall use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical, or other expert information required to be included in the Circular and to the identification in the Circular of each such advisor.

(c) FSD Pharma and Celly Nu shall cooperate with each other in the preparation, filing and dissemination of any: (i) required supplement or amendment to the Circular or such other document, as the case may be; and (ii) related news release or other document necessary or desirable in connection therewith.

Section 2.7 Effecting the Arrangement and Ancillary Filings with the OBCA Director

Subject to the rights of termination contained in Section 6.2, upon the FSD Pharma Securityholders approving the Arrangement as set out in the Interim Order, the Corporation obtaining the Final Order and the satisfaction (or waiver, if applicable) of the other conditions herein contained in favour of each of the Parties, the Parties covenant and agree to, on a date and at a time to be determined exclusively by the Corporation, file with the OBCA Director any and all documents

(including, with respect to the filing to be made pursuant to subsection 183(1) of the OBCA, the Articles of Arrangement) and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Arrangement and implement the Plan of Arrangement on such date. The closing of the Arrangement will take place at the offices of Garfinkle Biderman LLP, Suite 801, 1 Adelaide Street East, Toronto, Ontario M5C 2V9 at the Effective Time, or at such other time and place as may be agreed to by the Parties.

Section 2.8 Income Tax Matters

(a) FSD Pharma and Celly Nu, as the case may be, will be entitled to deduct and withhold from any consideration otherwise payable to any FSD Pharma Securityholders under the Plan of Arrangement (including any payment to FSD Pharma Shareholders exercising Dissent Rights) such amounts as FSD Pharma or Celly Nu are permitted or required to deduct and withhold with respect to such payment under the Tax Act and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law as counsel may advise is permitted or required to be so deducted and withheld by FSD Pharma or Celly Nu, as the case may be. FSD Pharma or Celly Nu, or the duly appointed agent with respect to that matter, shall be entitled to dispose of such number of Celly Nu Shares as is necessary to satisfy the withholdings contemplated herein (if any).

(b) For the purposes of such deduction and withholding: (i) all withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder; and (ii) such deducted or withheld amounts shall be remitted to the appropriate Authority in the time and manner permitted or required by the applicable Law by or on behalf of FSD Pharma or Celly Nu, as the case may be.

Section 2.9 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all securities of FSD Pharma and Celly Nu to be issued pursuant to the Arrangement will be issued and exchanged in accordance with the Plan of Arrangement in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court;

(b) the Court will be invited to satisfy itself and find, prior to approving the Arrangement, that the Arrangement is fair and reasonable, both procedurally and substantively, to the security holders of FSD Pharma including being provided sufficient information before it to determine the value of Arrangement Consideration Shares (as such term is defined in the Plan of Arrangement);

(c) the Court will be provided a copy of the draft materials in substantially the form that would be submitted to FSD Pharma Securityholders, FSD Pharma Optionholders and FSD Pharma Non-Distribution Warrantholders in connection with the Meeting;

(d) the Parties will ensure that each securityholder of FSD Pharma entitled to receive securities pursuant to the Arrangement will be given adequate notice advising such securityholder of FSD Pharma of his, her or its right to attend the hearing of the Court and provide each with sufficient information necessary for him or her to exercise that

right, which notice shall be communicated to the FSD Pharma Securityholders by the issuance of a news release that shall include all appropriate details and posted on SEDAR+;

(e) FSD Pharma Securityholders will be advised that the securities issued and being distributed to them in the Plan of Arrangement have not been registered under the U.S. Securities Act and will be so issued and distributed in reliance on the exemption from the registration requirements, provided by Section 3(a)(10) of the U.S. Securities Act and may be subject to restrictions on resale under the securities laws of the United States;

(f) the Interim Order will specify that each shareholder of FSD Pharma will have the right to appear before the Court so long as they enter an appearance within a reasonable time;

(g) the Final Order shall include statements substantially to the following effect: "*The terms and conditions of the Plan of Arrangement are procedurally and substantively fair to the securityholders of FSD Pharma Inc. and are hereby approved by the Court. This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the issuance of securities pursuant to the Plan of Arrangement*"

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of FSD Pharma

FSD Pharma hereby represents and warrants to Celly Nu as follows:

(a) it is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act and is not required to register as an investment company under the 1940 Act;

(b) no class of securities of the corporation is registered or required to be registered under Section 12 of the U.S. Exchange Act, nor does the Corporation have a reporting obligation under Section 15(d) of the U.S. Exchange Act;

(c) it is a corporation incorporated and subsisting under the laws of the province of Ontario and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals and consents contemplated hereby, to perform its obligations hereunder;

(d) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of:

   (i) any provision of its articles and by-laws;

   (ii) any judgment, decree, order, law, statute, rule, or regulation applicable to it; or

   (iii) any agreement or instrument to which it is a party or by which it is bound.

(e) no dissolution, winding up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or proposed in respect of it;

(f) the execution and delivery of this Agreement and the completion of the transaction

contemplated herein have been duly approved by its board of directors, and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law;

(g) subject to receipt of the FSD Pharma Securityholders' approval of the Arrangement and receipt of the Final Order, it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and this Agreement has been duly executed and delivered by it; and

(h) FSD Pharma owns 200,000,000 Celly Nu Shares beneficially and of record, free and clear of all Encumbrances.

Section 3.2 Representations and Warranties of Celly Nu

Celly Nu hereby represents and warrants to FSD Pharma as follows:

(a) it is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act and is not required to register as an investment company under the 1940 Act;

(b) no class of securities of the corporation is registered or required to be registered under Section 12 of the U.S. Exchange Act, nor does the corporation have a reporting obligation under Section 15(d) of the U.S. Exchange Act;

(c) it is a corporation incorporated and subsisting under the laws of the Province of British Columbia and has full capacity and authority to enter into this Agreement and, subject to obtaining the requisite approvals and consents contemplated hereby, to perform its obligations hereunder;

(d) it has taken all corporate action necessary to authorize the execution and delivery, and the performance of the provisions, of this Agreement and this Agreement has been duly authorized by it;

(e) neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of:

(i) any provision of its articles and notice of articles;

(ii) any judgment, decree, order, law, statute, rule or regulation applicable to it; or

(iii) any agreement or instrument to which it is a party or by which it is bound;

(f) no dissolution, winding-up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it;

(g) the execution and delivery of this Agreement and the completion of the transaction contemplated herein have been duly approved by its board of directors, and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law;

(h) Celly Nu's current issued and outstanding capital is comprised of the following:

i. 577,000,000 Celly Nu Shares; and

ii. 177,230,766 Celly Nu Restricted Stock Units.

(i) other than set out in the section above there are no other securities exercisable or convertible into Celly Nu Shares; and

(j) there are no amounts due from FSD Pharma to Celly Nu.

Section 3.3 Survival of Representations and Warranties

The representations and warranties of each of the Parties contained herein will not survive the completion of this Arrangement and will expire and be terminated on the earlier of: (i) the termination of this Agreement in accordance with its terms; and (ii) the Effective Time.

ARTICLE 4
COVENANTS

Section 4.1 General Covenants

Each of FSD Pharma and Celly Nu will:

(a) use all commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective as soon as reasonably practicable or on such date as FSD Pharma may determine;

(b) do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement including, without limitation, complying with the requirements for obtaining an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder;

(c) use their best efforts to obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(d) cooperate with and assist each other in dealing with transitional matters relating to or arising from the Arrangement or this Agreement.

Section 4.2 Covenants of FSD Pharma

Subject to Article 6, FSD Pharma hereby covenants and agrees with Celly Nu as follows:

(a) until the earlier of: (i) the Effective Date; and (ii) the termination of this Agreement, not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;

(b) it will make an application to the Court for the Interim Order and provide draft materials that would be submitted to the FSD Pharma Securityholders, FSD Pharma Optionholders and FSD Pharma Non-Distribution Warrantholders in connection with the Meeting, including without limitation: (i) the Circular; (ii) sufficient information before it to determine the value of Arrangement Consideration Shares (as such term is defined in the Plan of Arrangement), and (iii) any other materials required by the Court;

(c) it shall in a timely and expeditious manner: (i) carry out the terms of the Interim Order; (ii) ensure that the Circular complies with *National Instrument 51-102 – Continuous Disclosure Obligations* and Form 51-102F5 thereunder and *Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions* and provide FSD Pharma Securityholders with sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting; (iii) file the Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable laws, and solicit proxies to be voted at the Meeting in favour of the Arrangement and related matters; (iv) conduct the Meeting in accordance with the Interim Order and the constating documents of FSD Pharma, as applicable, and as otherwise required by applicable laws; (v) use commercially reasonable efforts to obtain such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable in connection with the completion of the Arrangement and as contemplated by this Agreement; and (vi) use its best efforts to obtain the approval of the Arrangement Resolution;

(d) it will use all reasonable efforts to cause each of the conditions precedent set out in Section 5.1 and Section 5.2 hereof to be complied with on or before the Effective Date;

(e) it will not take any action on its part to divert the use of Celly Nu's available capital other than for the purposes of completing the Arrangement, preparing the Circular, conducting the Meeting, or activities that directly relate to Celly Nu's business plan;

(f) ensure that the information set forth in the Circular relating to FSD Pharma and Celly Nu, and their respective businesses and the effect of the Plan of Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(g) it shall be responsible for all costs associated with the Arrangement and the Meeting, and the preparation of the related documentation, including the Circular and all items identified in Section 2.4.

Section 4.3 Covenants of Celly Nu

Celly Nu hereby covenants and agrees with FSD Pharma as follows:

(a) until the earlier of: (i) the Effective Date; and (ii) the termination of this Agreement, it will not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;

(b) it shall perform the obligations required to be performed by it, and shall enter into all agreements required to be entered into by it, under this Agreement and the Plan of Arrangement and shall do all such other acts and things as may be necessary or desirable in order to carry out and give effect to the Arrangement and related transactions as described in the Circular and, without limiting the generality of the foregoing, to the extent requested by FSD Pharma, it shall seek and cooperate with FSD Pharma in seeking (i) the Interim Order and the Final Order; and (ii) such other consents, orders, rulings, approvals and assurances as counsel may advise are necessary or desirable in connection with the completion of the Arrangement;

(c) it will use all reasonable efforts to cause each of the conditions precedent set out in

Section 5.1 and Section 5.2 hereof to be complied with on or before the Effective Date;

(d) not, without limiting the generality of the foregoing covenants, until the Effective Date, except as required to effect the Plan of Arrangement or with the consent of FSD Pharma, alter or amend its constating documents as the same exist at the date of this Agreement except as specifically provided for hereunder.

Section 4.4 Indemnification

Each Party covenants and agrees to indemnify and save harmless the other Party from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which such Party or any of its Representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in any information included in the Circular that is provided by the other Party for the purpose of inclusion in the Circular; and any order made, or any inquiry, investigation or proceeding pursuant to any Securities Legislation, or by any Authority, based on any misrepresentation or any alleged misrepresentation in any information provided by the other Party for the purpose of inclusion in the Circular.

ARTICLE 5
CONDITIONS

Section 5.1 Mutual Conditions Precedent

The respective obligation of the parties hereto to complete the transactions contemplated by this Agreement, including the Arrangement and the obligation of each of FSD Pharma and Celly Nu to take such other action as is necessary or desirable to give effect to the Arrangement shall be subject to the satisfaction, or mutual waiver in writing, on or before the Effective Date, of the following conditions:

(a) the Interim Order shall have been granted in form and substance satisfactory to FSD Pharma and Celly Nu, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

(b) the Arrangement and this Agreement, with or without amendment, shall have been approved by the directors and, if required, the shareholders of Celly Nu, to the extent required by, and in accordance with applicable Laws and the constating documents of Celly Nu;

(c) the Arrangement Resolution, with or without amendment, shall have been approved by the required number of votes cast by FSD Pharma Securityholders at the Meeting, in accordance with the Interim Order and, subject to the Interim Order, the constating documents of FSD Pharma, applicable Laws and the requirements of any applicable regulatory authorities;

(d) the Court shall have determined that the terms and conditions of the Arrangement are procedurally and substantively fair to the FSD Pharma Securityholders and the Final Order shall have been granted in the form and substance satisfactory to FSD Pharma, and shall not have been set aside or modified in a manner unacceptable to FSD Pharma, on appeal or otherwise;

(e) the Celly Nu Shares to be issued in the United States pursuant to the Arrangement shall be issued in accordance with and exempt from registration requirements under

applicable exemptions from registration under the U.S. Securities Act;

(f) all material governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by FSD Pharma to be necessary or desirable for the Arrangement to become effective shall have been obtained or received on terms that are satisfactory to FSD Pharma;

(g) no action will have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to the Arrangement and there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and no cease trading or similar order with respect to any securities of any of the parties will have been issued and remain outstanding;

(h) none of the consents, orders, rulings, approvals or assurances required for the implementation of the Arrangement will contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by FSD Pharma;

(i) no Laws, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Plan of Arrangement, including any material change to the Tax Act and other relevant income tax Laws of Canada or the Province of Ontario, which would have a material adverse effect upon FSD Pharma Securityholders if the Plan of Arrangement is completed as set out in this Agreement;

(j) no material fact or circumstance, including the fair market value of the Celly Nu Shares, shall have changed in a manner which would have a material adverse effect upon FSD Pharma or the FSD Pharma Securityholders if the Plan of Arrangement is completed;

(k) the issuance of the securities under the Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(l) the issuance of the securities under the Plan of Arrangement shall be exempt from prospectus requirements under Securities Legislation pursuant to the Section 2.11 of NI 45-106;

(m) holders of FSD Pharma Shares representing no more than 5% of the FSD Pharma Shares, in the aggregate, and, for greater certainty, disregarding the number of votes attached to Class A Shares and Class B Shares, shall have exercised their Dissent Rights; and

(n) this Agreement shall not have been terminated pursuant to Section 6.2 hereof.

Section 5.2 Additional Conditions to Obligations of Each Party

The obligation of each of FSD Pharma and Celly Nu to complete the contemplated Arrangement, is further subject to the condition, which may be waived by such Party without prejudice to the right of such Party hereto to rely on any other condition in favour of such Party, that subject to Section 6.1, each and every one of the covenants of the other Party hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been performed by such Party and that, except as affected by the transaction contemplated by this Agreement, the representations and warranties of the other Party shall be true and correct in all material respects on the Effective Date (except for representations and warranties made as of the specified date, the accuracy of which shall be determined as at that specified date), with the same effect as if such representations and warranties had been made at, and as of, such time.

ARTICLE 6
AMENDMENT AND TERMINATION

Section 6.1 Amendment

Subject to any restrictions under the OBCA or in the Final Order, this Agreement (including the Schedules attached hereto) may, at any time and from time to time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable Laws, further notice to, or authorization on the part of, the FSD Pharma Securityholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties; or

(d) make such alterations in this Agreement (including the Plan of Arrangement) as the parties may consider necessary or desirable in connection with the Interim Order, the Final Order or otherwise.

Section 6.2 Termination

The parties agree that:

(a) if any condition contained in Article 5 is not satisfied at or before the Outside Date to the satisfaction of each Party, then such Party may, by notice to the other Party hereto terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided) but without detracting from the rights of such Party arising from any breach by any other Party but for which the condition would have been satisfied;

(b) this Agreement may:

  (i) be terminated by the mutual agreement of the Parties hereto;

  (ii) be terminated by any Party hereto if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

  (iii) be terminated by any Party if the approval of the FSD Pharma Securityholders shall not have been obtained by reason of the failure to obtain the required vote on the Arrangement Resolution at the Meeting, at any time prior to the earlier of: (i) the Effective Date; and (ii) the Outside Date, by written notice to all other parties;

(c) if the Effective Date does not occur on or prior to the Outside Date, then this Agreement shall automatically terminate without any further action of the Parties hereto;

(d) if this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations hereunder except as specifically contemplated hereby.

Section 6.3 Effect of Termination

Upon the termination of this Agreement pursuant to Section 6.2 hereof, neither Party hereto shall have any liability or further obligation to the other Party hereto.

ARTICLE 7
MERGER AND SURVIVAL

Section 7.1 Merger of Conditions

The conditions set out in Section 5.1 and Section 5.2 hereof shall be conclusively deemed to have been satisfied or waived upon the Effective Date.

Section 7.2 Merger of Covenants

The provisions of Section 4.1, Section 4.2 and Section 4.3 hereof shall be conclusively deemed to have been satisfied in all respects upon the Effective Date.

Section 7.3 Survival of Representations and Warranties

The representations and warranties of FSD Pharma and Celly Nu contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 8
GENERAL

Section 8.1 Notices

All notices to either of the parties hereto which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by email, in each case to the attention of the senior officer at the following address or at such other address as shall be specified by a party hereto by like notice:

(a) if to FSD Pharma:

243 College Street, Suite 101,
Toronto, ON M5T 1R5

Attention: Zeeshan Saeed
Email: zsaeed@fsdpharma.com

(b) If to Celly Nu:

PO Box 49290
1000-595 Burrard Street
Vancouver, BC V7X 1S8

Attention: John Duffy
Email: johnduffy@cellynutrition.com

Any notice that is delivered to such address shall be deemed to be delivered on the date of delivery if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day. Any notice delivered by email shall be deemed to be delivered on the date of transmission.

Section 8.2 Time of the Essence

Time shall be of the essence of this Agreement.

Section 8.3 Assignment

Neither of the parties hereto may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other.

Section 8.4 Binding Effect

This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of each of the parties hereto and the respective successors and permitted assigns thereof.

Section 8.5 Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party hereto granting such waiver or release.

Section 8.6 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other, but without further consideration, do, or cause to be done, all such other acts, and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as may be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Arrangement.

Section 8.7 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgement of those courts.

Section 8.8 Expenses

Other than noted herein, all expenses incurred in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by FSD Pharma.

Section 8.9 Counterparts

This Agreement may be executed in one or more counterparts, by original, facsimile or pdf signature, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 8.10 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule, Law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 8.11 Enurement

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns from time to time.

Section 8.12 Entire Agreement

This Agreement, the Plan of Arrangement and the other agreements contemplated hereby and thereby constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the parties. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter, except as specifically set forth or referred to in this Agreement or as otherwise set out in writing and delivered at the completion of the Arrangement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its directors, officers, employees or agents, to any other Party or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

Section 8.13 Language

The Parties to this Agreement confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les Parties reconnaissent leur volonté expresse que la présente Entente ainsi que tous les documents et commis s'y rattachant directement ou indirectement soient rédigés en anglaise.

[Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

FSD PHARMA INC.

"*Zeeshan Saeed*"

Name: Zeeshan Saeed
Title: CEO and Co-Executive, Chairman

CELLY NUTRITION CORP.

"*John Duffy*"

Name: John Duffy
Title: CEO

SCHEDULE "A"
PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF SECTION 182
OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

ARTICLE 1 INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**Arrangement Agreement**" means the arrangement agreement dated as of October 4th, 2023, including the Schedules attached hereto, as may be supplemented or amended from time to time"

"**Arrangement Consideration Shares**" means the securities issued or distributed, as the case may be, pursuant to the Share Exchange, being FSD Pharma New Class B Shares, FSD Pharma New Class A Shares and Celly Nu Shares;

"**Arrangement Resolution**" means the special resolution of the FSD Pharma Securityholders in respect of the Arrangement to be considered at the Meeting;

"**Arrangement**" means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of FSD Pharma;

"**BCBCA**" means the *Business Corporations Act* (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

"**Board of Directors**" means the duly appointed board of directors of the applicable company;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto, Ontario for the transaction of banking business;

"**CDS**" means CDS Clearing and Depository Services Inc.;

"**Celly Nu**" means Celly Nutrition Corp., a company incorporated pursuant to the laws of the Province of British Columbia, Canada;

"**Celly Nu Shares**" means the common shares in the capital of Celly Nu;

"**Circular**" means the management information circular of FSD Pharma to be prepared and sent to the FSD Pharma Securityholders, FSD Pharma Non-Distribution Warrantholders and FSD Pharma Optionholders in connection with the Meeting;

"**Class A Shares**" means the class A multiple voting shares of FSD Pharma;

"**Class B Shares**" means the class B subordinate voting shares of FSD Pharma;

"**Consideration**" means the consideration payable by FSD Pharma pursuant to Section 2.2 of this Plan of Arrangement to a person who is, immediately before the Effective Time, a FSD Pharma

Securityholder;

"**Court**" means the Ontario Superior Court of Justice (Commercial List);

"**Depository**" means Marrelli Trust Company or such other person that may be appointed by the Parties for the purpose of receiving deposits of certificates formerly representing Class A Shares, Class B Shares and FSD Pharma Distribution Warrants;

"**Dissent Rights**" has the meaning set forth in Section 3.1 of the Plan of Arrangement;

"**Dissenting Shareholder**" means a registered FSD Pharma Shareholder who has validly exercised its Dissent Rights pursuant to Article 3 hereof and the Interim Order and the Final Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"**Effective Date**" means the date shown on the Certificate of Arrangement issued by the Director;

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date;

"**Encumbrance**" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, prior claim, adverse claim, exception, reservation, restrictive covenant, agreement, easement, lease, license, right of occupation, option, right of use, right of first refusal, right of pre-emption, privilege or any matter capable of registration against title or any contract to create any of the foregoing.

"**Final Order**" means the final order of the Court pursuant to Section 182 of the OBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to FSD Pharma approving the Arrangement, as such order may be amended by the Court (with the consent of FSD Pharma) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to FSD Pharma) on appeal";

"**Permitted Holder**" has the meaning ascribed thereto in the FSD Pharma Articles;

"**FSD Pharma Articles**" means all applicable articles of incorporation, articles of amalgamation, articles of amendment, and all constating documents of FSD Pharma;

"**FSD Pharma New Class A Shares**" has the meaning attributed to that term in Section 2.2(d)(iii) of this Plan of Arrangement;

"**FSD Pharma New Class B Shares**" has the meaning attributed to that term in Section 2.2(d)(iv) of this Plan of Arrangement;

"**FSD Pharma New Option**" means the new FSD Pharma options issued to FSD Pharma Optionholders as a result of this Plan of Arrangement, and each of which are exercisable for one FSD Pharma New Class B Share;

"**FSD Pharma Securities**" means, collectively, the Class A Shares, Class B Shares and FSD Pharma Distribution Warrants;

"**FSD Pharma Securityholders**" means collectively FSD Pharma Shareholders and FSD Pharma Distribution Warrantholders;

"**FSD Pharma Shareholders**" means the holders of Class Shares and Class B Shares, at the applicable time;

"**FSD Pharma Shares**" means all issued and outstanding Class A Shares and Class B Shares;

"**FSD Pharma**" means FSD Pharma Inc. a company incorporated pursuant to the laws of Ontario;

"**FSD Pharma Distribution Warrantholders**" means the holders of FSD Pharma Distribution Warrants.

"**FSD Pharma Non-Distribution Warrants**" means outstanding warrants of FSD Pharma, each of which is exercisable for the purchase of one Class B Share, and which does not include a provision in its applicable warrant certificate that is substantially in the form attached as Schedule "B" hereto or with the same substantive effect.

"**FSD Pharma Non-Distribution Warrantholders**" means the holders of FSD Pharma Non-Distribution Warrants.

"**FSD Pharma Non-Distribution Warrants**" means outstanding warrants of FSD Pharma, each of which is exercisable for the purchase of one Class B Share, and which does not include a provision in its applicable warrant certificate that is substantially in the form attached as Schedule "B" hereto or with the same substantive effect.

"**FSD Pharma New Distribution Warrants**" means the new FSD Pharma Distribution Warrants issued to FSD Pharma Distribution Warrantholders as a result of this Plan of Arrangement, and each of which are exercisable for one FSD Pharma New Class B Share;

"**FSD Pharma New Non-Distribution Warrants**" means the new FSD Pharma Non-Distribution Warrants issued to FSD Pharma Non-Distribution Warrantholders as a result of this Plan of Arrangement, and each of which are exercisable for one FSD Pharma New Class B Share;

"**Interim Order**" means the order made after application to the Court pursuant to Section 182 of the OBCA, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably);

"**Letter of Transmittal**" means the letter of transmittal enclosed with the Circular sent in connection with the Meeting pursuant to which, among other things, registered FSD Pharma Securityholders are required to deliver certificates representing Class B Shares, Class A Shares and FSD Pharma Distribution Warrants, in order to receive the Consideration to which they are entitled;

"**Meeting**" means the special meeting of FSD Pharma Securityholders and any adjournment(s) or postponement(s) thereof, to be called and held in accordance with the Interim Order to consider and to vote on the Arrangement Resolution and any other matters set out in the Notice of Meeting;

"**Notice of Meeting**" means the notice of the Meeting to be sent to the FSD Pharma Securityholders, FSD Pharma Optionholders and FSD Non-Distribution Warrantholders, which notice will accompany the Circular;

"**OBCA**" means the *Business Corporations Act* (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

"**Parties**" means, collectively, FSD Pharma and, and "**Party**" means any one of them;

"**Person**" or "**person**" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

"**Plan of Arrangement**" means this plan of arrangement and any amendments or variations thereto made in accordance with this Agreement, the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of FSD Pharma;

"**Round Down Provision**" has the meaning attributed to that term in Section 2.3 of this Plan of Arrangement;

"**Share Exchange**" has the meaning attributed to that term in Section 2.2(e) of this Plan of Arrangement;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations made thereunder, as promulgated or amended from time to time; and

"**Transfer Agent**" means Marrelli Trust Company, or such other trust company or transfer agent as may be designated by FSD Pharma.

"**US Tax Code**" means the United States Internal Revenue Code of 1986 and the regulations made thereunder, as promulgated or amended from time to time; and

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Section 1.2 Sections and Headings

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

Section 1.3 Number, Gender and Persons

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires, words importing the singular number shall include the plural and *vice versa*, and words importing gender shall include all genders.

Section 1.4 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.5 Currency

Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Section 1.6 Business Day

In the event that the date on which any action is required to be taken hereunder by either of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

Section 1.7 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 1.8 Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: FSD Pharma and all registered and beneficial FSD Pharma Securityholders, all Dissenting Shareholders, and all FSD Pharma Distribution Warrantholders. This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.2 in accordance with the terms of the Arrangement Agreement.

ARTICLE 2
ARRANGEMENT

Section 2.1 Effect of Plan of Arrangement

This Plan of Arrangement and the Arrangement shall become effective at the Effective Time, and shall be binding on FSD Pharma, Celly Nu, all FSD Pharma Securityholders, including all Dissenting Shareholders, the Transfer Agent, the Depositary, and all other Persons, at and after the Effective Time, without any further act or formality required on the part of any Person.

Section 2.2 Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following sequence or as otherwise provided below or herein, without any further act or formality on the part of any Person, in each case, unless specifically provided otherwise in this Section 2.2 effective as at two-minute intervals starting at the Effective Time:

(a) Each FSD Pharma Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to FSD Pharma for cancellation and shall be cancelled;

(b) such Dissenting Shareholder shall cease to be the holder of such FSD Pharma Shares and to have any rights as a FSD Pharma Shareholder other than the right to be paid fair value for such FSD Pharma Shareholder by FSD Pharma in accordance with Article 3;

(c) the name of such Dissenting Shareholder shall be removed from FSD Pharma's register of FSD Pharma Shares as a holder of FSD Pharma Shares;

(d) The articles of FSD Pharma shall be amended to provide that the authorized share structure of FSD Pharma shall be reorganized and altered by:

i. changing the identifying name of the issued and unissued Class A Shares from "Class A Multiple Voting Shares" to "Multiple Voting Shares" and amending the rights, privileges, restrictions and conditions attaching to those

shares to require FSD Pharma to provide a notice of time and place of any meeting of shareholders to be sent at least 22 days and not more than 60 days to shareholders thereof;

ii. changing the identifying name of the issued and unissued Class B Shares from "Class B Subordinate Voting Shares" to "Subordinate Voting Shares" and amending the rights, privileges, restrictions and conditions attaching to those shares to require FSD Pharma to provide a notice of time and place of any meeting of shareholders to be sent at least 22 days and not more than 60 days to shareholders thereof;

iii. creating a new class of shares without par value, with no maximum number of shares and with the identifying name "Reorganization Multiple Voting Shares" having the rights, privileges, restrictions, and conditions identical to the Class A Shares, as more particularly described in the articles of FSD Pharma, prior to the amendments described in paragraph (d)(i) above (the "**FSD Pharma New Class A Shares**"); and

iv. creating a new class of shares without par value, with no maximum number and with and with the identifying name "Reorganization Subordinate Voting Shares" having the rights, privileges, restrictions and conditions identical to the Class B Shares, as more particularly described in the articles of FSD Pharma, prior to the amendments described in paragraph (d)(ii) above (the "**FSD Pharma New Class B Shares**").

(e) FSD Pharma shall reorganize its capital within the meaning of Section 86 of the Tax Act such that each FSD Pharma Shareholder (for the avoidance of doubt, excluding any FSD Pharma Shares surrendered and cancelled in accordance with Section 2.2(a) shall dispose of all of the FSD Pharma Shareholder's securities to FSD Pharma and in consideration and exchange therefor ("**Consideration**"),FSD Pharma shall:

i. with respect to the holders of Class B Shares:

a) issue that number of FSD Pharma New Class B Shares as is equal to the number of Class B Shares previously held by each such holder;

b) distribute a number of Celly Nu Shares equal to the number of FSD Pharma New Class B Shares held, in accordance with the provisions of Article 4 of the Plan of Arrangement as of the Effective Date

ii. with respect to the holders of Class A Shares:

a) issue (i) to any holder of a Class A Share that is a Permitted Holder at the Effective Time, that number of FSD Pharma New Class A Shares as is equal to the number of Class A Shares previously held by each such holder; or (ii) to any holder of a Class A Share that is not a Permitted Holder at the Effective Time, at the discretion of the Board of Directors of FSD Pharma, either (x) that number of FSD Pharma New Class A Shares as is equal to the number of Class A Shares previously held by each such holder; or (y) that number of FSD Pharma New Class B Shares as is equal to the number of Class A Shares previously held by each such holder; and

b) distribute a number of Celly Nu Shares equal to the number of FSD Pharma New Class A Shares held, in accordance with the provisions of Article 4 of the Plan of Arrangement as of the Effective Date;

(collectively, the "**Share Exchange**"), and, in connection with the Share Exchange:

i. the name of each FSD Pharma Shareholder shall be removed from the shareholder register and added to the shareholder register for the FSD Pharma New Class B Shares and FSD Pharma New Class A Shares, respectively, and Celly Nu Shares as the holder of the number of FSD Pharma New Class B Shares, FSD Pharma New Class A Shares and Celly Nu Shares, respectively, received pursuant to the Share Exchange;

ii. all issued and outstanding Class B Shares and Class A Shares shall be cancelled and the capital in respect of such securities shall be reduced to nil;

iii. the number of Celly Nu Shares previously held by FSD Pharma and distributed pursuant to the Share Exchange shall be removed from Celly Nu's register of holders of Celly Nu Shares; and

(f) The authorized share structure of FSD Pharma shall be reorganized and altered by:

i. eliminating the Class B Shares from the authorized share structure of FSD Pharma;

ii. eliminating the Class A Shares from the authorized share structure of FSD Pharma;

iii. changing the identifying name of the issued and unissued FSD Pharma New Class B Shares from "Reorganization Subordinate Voting Shares" to "Class B Subordinate Voting Shares"; and

iv. changing the identifying name of the issued and unissued FSD Pharma New Class A Shares from "Reorganization Multiple Voting Shares" to "Class A Multiple Voting Shares".

(g) Each FSD Pharma Option outstanding before the Effective Time will be deemed to be exchanged for:

i. one FSD Pharma New Option, with each FSD Pharma New Option having an exercise price equal to the original exercise price for the FSD Pharma Option being exchanged.

(h) Each FSD Pharma Distribution Warrant outstanding before the Effective Time will be deemed to be exchanged for:

i. one FSD Pharma New Distribution Warrant with each FSD Pharma New Distribution Warrant having an exercise price equal to the original exercise price for the FSD Pharma Distribution Warrant being exchanged; and

ii. one Celly Nu Share.

(i) Each FSD Pharma Non-Distribution Warrant outstanding before the Effective Time will be deemed to be exchanged for:

i. one FSD Pharma New Non-Distribution Warrant with each FSD Pharma New Non-Distribution Warrant having an exercise price equal to the original exercise price for the FSD Pharma Non-Distribution Warrant being exchanged.

Section 2.3 No Fractional Celly Nu Shares

No fractional Celly Nu Shares shall be distributed by FSD Pharma to FSD Pharma Securityholders. If FSD Pharma would otherwise be required to distribute to FSD Pharma Securityholder an aggregate number of Celly Nu Shares that is not a round number, then the number of Celly Nu Shares, distributable to that FSD Pharma Securityholder shall be rounded down to the next lesser whole number (the "**Round Down Provision**") and that FSD Pharma Securityholder shall not receive any compensation in respect thereof. In calculating such fractional interests, all Class B Shares, all Class A Shares and all FSD Pharma Distribution Warrants registered in the name of or beneficially held by such FSD Pharma Securityholder or their nominee shall be aggregated. Notwithstanding the foregoing, if the Round Down Provision would otherwise result in the number of Celly Nu Shares distributable to a particular FSD Pharma Securityholder being rounded down from one to nil, then the Round Down Provision shall not apply and FSD Pharma shall distribute one Celly Nu Share, to that FSD Pharma Securityholder.

Section 2.4 Extinction of Rights

Any instrument or certificate which immediately prior to the Effective Time represented outstanding FSD Pharma Securities that were exchanged pursuant to Section 2.2(e) and Section 2.2(h) or an affidavit of loss and bond or other indemnity pursuant to Section 4.3, shall, on or prior to the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature against FSD Pharma. On such date, the aggregate FSD Pharma New Class B Shares or FSD Pharma New Class A Shares, as applicable, to which the former FSD Pharma Securityholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to FSD Pharma and shall be returned to FSD Pharma by the Depositary. None of FSD Pharma, Celly Nu or the Depositary shall be liable to any person in respect of any amount for FSD Pharma New Class B Shares, FSD Pharma New Class A Shares or Celly Nu Shares, delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 2.5 Withholding

(a) FSD Pharma and Celly Nu, as the case may be, will be entitled to deduct and withhold from any Consideration otherwise payable to any FSD Pharma Securityholder under this Plan of Arrangement (including any payment to FSD Pharma Shareholders exercising Dissent Rights) such amounts as FSD Pharma or Celly Nu are permitted or required to deduct and withhold with respect to such payment under the Tax Act and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law as counsel may advise is permitted or required to be so deducted and withheld by FSD Pharma or Celly Nu, as the case may be. FSD Pharma, Celly Nu, the Transfer Agent or the duly appointed party on behalf of thereof, shall be entitled to dispose of such number of Celly Nu Shares as is necessary to satisfy the withholdings contemplated herein.

(b) For the purposes of such deduction and withholding: (i) all withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder; and (ii) such deducted or withheld amounts shall be remitted to the appropriate Authority in the time and manner permitted or required by the applicable Law by or on behalf of FSD Pharma or Celly Nu, as the case may be.

(c) FSD Pharma, Celly Nu and the Transfer Agent shall be entitled to deduct and

withhold from any amount otherwise payable to any FSD Pharma Securityholder, as applicable, such amounts as FSD Pharma, Celly Nu, or the Transfer Agent is required or permitted to deduct and withhold with respect to such payment under the Tax Act or US Tax Code, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. FSD Pharma, Celly Nu or the Transfer Agent shall be entitled to dispose of such number of Celly Nu Shares as is necessary to satisfy the withholdings contemplated herein. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the FSD Pharma Securityholder, as applicable, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 2.6 Post-Effective Date Procedures

Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by a registered former FSD Pharma Securityholder together with certificates, if any, which, immediately prior to the Effective Date, represented Class A Shares, Class B Shares or FSD Pharma Distribution Warrants, as the case may be and such other documents as the Depositary may require, former FSD Pharma Securityholders shall be entitled to receive delivery of certificates representing the Arrangement Consideration Shares to which they are entitled pursuant to Section 2.2.

Section 2.7 Deemed Fully Paid and Non-Assessable Shares

All Arrangement Consideration Shares issued or distributed pursuant hereto, as the case may be, shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA or the BCBCA, as applicable.

ARTICLE 3
RIGHTS OF DISSENT

Section 3.1 Rights of Dissent

Pursuant to the Interim Order, registered holders of Class B Shares , Class A Shares and FSD Pharma Distribution Warrants may exercise rights of dissent (the "**Dissent Rights**") pursuant to and in the manner set forth in Section 185 OBCA, as modified by this Article 3, the Interim Order and the Final Order, with respect to Class B Shares and Class A Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered FSD Pharma Securityholder to the Arrangement Resolution must be received by FSD Pharma not later than 5:00p.m. (Toronto time) on the Business Day that is two Business Days immediately preceding the Meeting or any date to which the Meeting may be postponed or adjourned. Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 3.1, shall be deemed to have transferred all FSD Pharma Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to FSD Pharma, free and clear of all Encumbrances, as provided in Section 2.2(a) and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for its Class B Shares or Class A Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.2(a)); (ii) will be entitled to be paid the fair value of such Class B Shares or Class A Shares by FSD Pharma, which fair value, notwithstanding anything to the contrary contained in section 185 of the OBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was

adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Class B Shares or Class A Shares; or

(b) ultimately is not entitled, for any reason, to be paid fair value for such Class B Shares or Class A Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Class B Shares or Class A Shares and shall be entitled to receive only the Consideration contemplated by Section 2.2(e) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

Section 3.2 Recognition of Dissenting Shareholders

In no circumstances shall FSD Pharma or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Class B Shares or Class A Shares, in respect of which such Dissent Rights are sought to be exercised. For greater certainty, in no case shall FSD Pharma or any other Person be required to recognize any Dissenting Shareholder as a holder of Class B Shares or Class A Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.2(a) and the name of such Dissenting Shareholder shall be removed from the register of FSD Pharma Securityholders as to those FSD Pharma Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.2(a) occurs.

ARTICLE 4
CERTIFICATES

Section 4.1 Delivery of Securities

As soon as practicable following the Effective Date, FSD Pharma and Celly Nu, as applicable, will forward or cause to be forwarded by the Transfer Agent or otherwise, by registered mail postage prepaid) or hand delivery to FSD Pharma Securityholders as of the Effective Date at the address specified in the register of FSD Pharma Securityholders, certificates representing the number of Celly Nu Shares to be delivered to such FSD Pharma Securityholders pursuant to the Arrangement. The Parties agree to use their reasonable efforts to deliver the Celly Nu Shares in the form of direct registration statements issued by the Transfer Agent, rather than physical certificates if practicable without undue financial expense.

Section 4.2 Payment of Consideration

(a) Following receipt of the Final Order and prior to the Effective Date, the Parties shall deliver or arrange to be delivered to the Depositary the certificates representing Celly Nu Shares required to be distributed to the FSD Pharma Securityholders in accordance with Section 4.2(a) hereof, which certificates shall be held by the Depositary as agent and nominee for such FSD Pharma Securityholders for distribution to such FSD Pharma Securityholders in accordance with the provisions hereof. Following receipt of the Final Order and prior to the Effective Date, FSD Pharma shall deliver or arrange to be delivered to the Depositary an irrevocable treasury order directing the Depository to issue the certificates representing the FSD Pharma New Class B Shares, FSD Pharma New Class A Shares and FSD Pharma New Distribution Warrants required to be issued to the FSD Pharma Securityholders in accordance with Section 4.2(a) hereof, which certificates shall be held by the Depositary as agent and nominee for such former FSD Pharma Securityholders for distribution to such former FSD Pharma Securityholders in accordance with the provisions hereof.

(b) Subject to surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Class B Shares, Class A Shares or FSD Pharma Distribution Warrants together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement, less any amounts withheld pursuant to Section 2.5, and any certificate so surrendered shall forthwith be cancelled.

(c) Until surrendered as contemplated by Section 4.2(a), each certificate that immediately prior to the Effective Time represented a Class B Share, Class A Share or FSD Pharma Distribution Warrant shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 2.4 and this Section 4.2, less any amounts withheld pursuant to Section 2.5. Any such certificate formerly representing Class B Shares, Class A Shares or FSD Pharma Distribution Warrants not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i) cease to represent a claim by, or interest of, any former FSD Pharma Securityholder of any kind or nature against or in FSD Pharma or Celly Nu (or any successor to any of the foregoing); and

(ii) be deemed to have been surrendered to FSD Pharma and shall be cancelled.

(d) No holder of a Class B Share or Class A Share nor any FSD Pharma Distribution Warrantholders shall be entitled to receive any consideration with respect to such securities other than the Consideration to which such holder is entitled in accordance with Section 2.2(e)(i) and Section 2.2(e)(ii) and this Section 4.2 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 4.3 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Class B Shares, Class A Shares, or FSD Pharma Distribution Warrants that are ultimately entitled to Consideration pursuant to Section 2.2(e) and Section 2.2(h) shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of FSD Pharma, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, certificates representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to FSD Pharma and the Depositary (acting reasonably) in such sum as FSD Pharma and the Depositary may direct, or otherwise indemnify FSD Pharma and the Depositary in a manner satisfactory to FSD Pharma and the Depositary, acting reasonably, against any claim that may be made against FSD Pharma or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.4 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid with a record date after the Effective Time with respect to Arrangement Consideration Shares shall be delivered to the holder of any certificate formerly representing Class B Shares, Class A Shares or FSD Pharma Distribution Warrants, respectively, unless and until the holder of such certificate shall have complied with the provisions of Section 4.2. Subject to applicable Law and to Section 4.2 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the Arrangement Consideration Shares to which such holder is entitled in respect of such holder's Consideration.

Section 4.5 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all FSD Pharma Securities issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the FSD Pharma Securityholders and of FSD Pharma, Depositary, Transfer Agent and any transfer agent or other depositary, in relation to the FSD Pharma Securities and the Arrangement Consideration Shares shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any FSD Pharma Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Section 4.6 U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the Parties agree that this Plan of Arrangement will be carried out with the intention that all of the Arrangement Consideration Shares constituting the Consideration issued pursuant to this Plan of Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof.

ARTICLE 5
AMENDMENTS

Section 5.1 Right to Amend

FSD Pharma reserves the right to amend, modify or supplement (or do all of the foregoing) this Plan of Arrangement from time to time and at any time prior to the Effective Date provided that any such amendment, modification and/or supplement must be contained in a written document that is:

(a) approved by Celly Nu;

(b) filed with the Court and, if made following the Meeting, approved by the Court; and

(c) communicated to FSD Pharma Securityholders if and as required by the Court (if so required).

Section 5.2 Amendment Made Prior to or at the Meeting

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by FSD Pharma at any time prior to or at the Meeting, with or without any other prior notice or communication (except to the extent required by the Court), and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Section 5.3 Amendment After the Meeting

Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only:

(a) if it is consented to by FSD Pharma and Celly Nu; and

(b) if required by the Court or applicable law, it is consented to by the FSD Pharma Securityholders, as applicable, voting in the manner directed by the Court.

Section 5.4 Amendment After the Effective Date

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by FSD Pharma, provided that it concerns a matter which, in the reasonable opinion of FSD Pharma, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interest of any holder of FSD Pharma Securities or Celly Nu Shares and such amendments, modifications or supplements to the Plan of Arrangement need not be filed with Court or communicated to the FSD Pharma Securityholders.

ARTICLE 6
FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the time and in the manner set out in this Plan of Arrangement without any further act or formality, FSD Pharma and Celly Nu shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 7
TERMINATION

Section 7.1 Termination

Notwithstanding any prior approvals by the Court or by the FSD Pharma Securityholders, the Board of Directors of FSD Pharma may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution adopted at the Meeting without further approval of the Court or the FSD Pharma Securityholders.

SCHEDULE "A"

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE FSD PHARMA SECURITYHOLDERS THAT:

1. The arrangement (the "**Arrangement**") under Section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**") involving FSD Pharma Inc., a corporation existing under the laws of the province of Ontario ("**FSD Pharma**"), its shareholders and warrantholders and Celly Nutrition Corp., a corporation existing under the laws of the Province of British Columbia ("**Celly Nu**"), all as more particularly described and set forth in the management information circular (the "**Circular**") of FSD Pharma accompanying the notice of meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2. The plan of arrangement (the "**Plan of Arrangement**") implementing the Arrangement, the full text of which is set out in Schedule "A" of the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3. The arrangement agreement (the "**Arrangement Agreement**") between FSD Pharma and Celly Nu and all the transactions contemplated therein, the actions of the directors of FSD Pharma in approving the Arrangement and the actions of the directors and officers of FSD Pharma in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement approved) by the FSD Pharma Securityholders or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of FSD Pharma are hereby authorized and empowered, without further notice to, or approval of, the FSD Pharma Securityholders:

   (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

   (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

   in each case without further approval of the securityholders of FSD Pharma.

5. FSD Pharma is hereby authorized to apply for a final order from the Ontario Superior Court of Justice to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented, or amended in accordance with their respective terms).

6. Any director or officer of FSD Pharma is hereby authorized and directed, for and on behalf and in the name of FSD Pharma, to execute and deliver, whether under the corporate seal of FSD Pharma or otherwise, all such deeds, instruments, assurances, agreements, forms, waivers, notices, certificates, confirmations and other documents and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a) all actions required to be taken by or on behalf of FSD Pharma, and all necessary filings and obtaining the necessary approvals, consents, and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by FSD Pharma,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement, or instrument or the doing of any such act or thing.

SCHEDULE "B"

FSD PHARMA DISTRIBUTION WARRANTS

PROVISION

Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Class B Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a "Distribution"), at any time after the issuance of this Warrant, then, in each such case the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Class B Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Class B Shares are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder's right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Class B Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

SCHEDULE "C"
FAIRNESS OPINION OF INTELLECTUAL CAPITAL CORPORATION

FAIRNESS OPINION

Proposed Transaction between

FSD Pharma Inc.
and
Celly Nutrition Corp.

Prepared for:
Members of the Board of FSD Pharma Inc. only

October 20, 2023

INTELLECTUAL CAPITAL CORP

TABLE OF CONTENTS

Page

1.0 ASSIGNMENT AND PROPOSED TRANSACTION

Intellectual Capital Corp. ("ICC" or the "authors of the Report") was engaged by the Members of the Board of Directors (the "Board") of FSD Pharma Inc. ("FSD", "FSD Pharma" or the "Public Company") to prepare this Fairness Opinion (the "Report") regarding the fairness of FSD's proposed share reorganization as well as its distribution of Celly Nutrition Corp. ("Celly Nu" or the "Company") shares to all of the holders of FSD's Class A Shares, Class B Shares and FSD's Distribution Warrants. FSD & Celly are collectively referred to as the "Parties". ICC expresses no opinion regarding any other FSD and/or Celly Nu historical, current and/or planned transactions between the Parties.

FSD has advised ICC that a special resolution will be made to approve a statutory plan of arrangement (the "Plan of Arrangement" or "POA") under section 182 of the Business Corporations Act (Ontario) (the "OBCA"). This POA involves: (i) an amendment to the capital structure of FSD; and (ii) the distribution of a 22.8% portion of the common shares ("Celly Nu shares") in the capital of Celly Nu (an entity of which FSD currently owns approximately 34.7% of Celly Nu's issued and outstanding shares), to the holders of FSD's class B subordinate voting shares ("Class B Shares"), class A multiple voting shares ("Class A Shares"), and outstanding warrants exercisable for the purchase of Class B shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by the holders of Class B shares ("FSD Pharma Distribution Warrants"). The holders of Class B shares and Class A shares ("FSD Pharma Shareholders") and the holders of FSD Distribution Warrants (the "FSD Pharma Distribution Warrant Holders") will each receive one (1) Celly Nu share for each Class A share, Class B share or FSD Distribution Warrant held the other Celly Nu shares are to be held by FSD at the corporate level. Overall, this is the "Proposed Transaction".

The Proposed Transaction is set out in FSD's Final Management Information Circular, dated October 20, 2023 (the "Circular"). The FSD share reorganization and transaction with Celly Nu is detailed completely in the final Management Information Circular, which is attached in Appendix 1.0. All readers of this Report should first read and review this Circular found in Appendix 1.0.

Hence, ICC has been advised by FSD that each holder (beyond the share reorganization in FSD – refer to pages 35-36 of the Circular and the paragraph below) of one (1) Class A share; one (1) Class B share; and one (1) Class B FSD Distribution Warrant are expected to receive one (1) Celly Nu share for each Class A share, each Class B share and for each FSD Pharma Distribution Warrant held.

ICC has been advised by FSD's Board that the FSD share reorganization won't change FSD's Securityholders positions post POA. FSD is reorganizing its capital within the meaning of Section 86 of the Tax Act such that each FSD shareholder shall dispose of all of the FSD Shareholder's securities to FSD and in consideration and exchange for obtaining securities that match the terms and conditions of the existing FSD securities.

With regard to the Celly Nu share distribution, the following is the planned distribution:

(1) there are 72 Class A shares issued and outstanding; 39,358,791 Class B whereas issued and outstanding; and 6,355,758 Class B FSD Distribution Warrants in FSD (these are collectively referred as whom shall receive Celly Nu shares - i.e., the "FSD Securityholders"). The FSD Securityholders shall, for each of their respective holdings, receive 1 Celly Nu share. For certainty, this means that the FSD Securityholders will receive 72 + 6,355,758 + 39,358,791 = 45,714,621 Celly Nu shares.

(2) The remaining 154,285,379 (for a total of 200,000,000 = 45,714,621 + 154,285,379) Celly Nu shares to be issued will be issued and retained by FSD itself (per the Board).

The reader should note that the above Proposed Transaction is due partially as of the result of FSD reaching an exclusive Intellectual Property License Agreement (the "License Agreement") with Celly Nu and Lucid Psycheceuticals Inc. ("LPI") on July 31. 2023. The actual License Agreement is between: (1) FSD and its 100% owned subsidiary LPI; and (2) Celly Nu. Celly Nu was (in July 2023), and is still, a start-up entity that was formed and is related to FSD. The reader should note certain material highlights of the terms and conditions of the License Agreement (all reader should review the License Agreement - Appendix 2.0) are noted below:

- LPI is in the business of, among other things, granting licences to the registered trademarks "ALCOHOLDEATH™" and "UNBUZZD™" in the dietary supplement and natural health product industry for the recreational market, as registered, licensed or retained by common law by LPI, and including without limitation, pursuant to the intellectual property (the "Licensed IP"). The Licensed IP means all of LPI's Intellectual Property Rights relating to the Licensed Products (products made from the Licensed IP) under development, specifically in relation to the licensed trademarks "ALCOHOLDEATH™" and "UNBUZZD™, including any information in connection with the trademark applications, label designs, manufacturing, marketing and sales of the Licensed Products, for the consumer market worldwide.

- Celly Nu is entering the business of producing, marketing and selling dietary supplement and natural health products for recreational use worldwide.

- LPI is the sole and exclusive owner of the Licensed IP. Celly Nu has requested that LPI grant it an exclusive licence to utilize the Licensed IP and commercialize the Licensed Products.

- LPI granted Celly Nu an exclusive licence to the Licensed IP for the producing, processing, packaging, marketing and sales of recreational products, as proposed by Celly Nu acting reasonably and in good faith, and distributed, marketed and sold by Celly Nu exclusively worldwide.

- Loan Agreement - FSD has agreed to loan Celly Nu C$1,000,000 on July 31, 2023. This transaction was consummated via a FSD / Celly Nu loan agreement (the "Loan Agreement"). This is attached in Appendix 3.0. Interest shall accrue on the Loan Agreement is at a rate equal to 10% per annum (the "Interest Rate"). The loan amount and unpaid interest shall be payable on July 31, 2026 (the "Maturity Date"). Default can occur if Celly Nu fails to cure (or obtain a waiver for) such default for a period of 10 business days after Celly Nu's failure to pay Loan Agreement principal or interest when due. The loan amount is secured against the tangible and intangible assets of Celly Nu.

- Celly Nu agreed to pay to LPI (or FSD) a license fee (the "License Fee") on and from the July 31, 2023, payable as follows: (a) The issuance of 100,000,0000 common shares (this has been forward split to by Celly Nu to 200,000,0000 on August 22, 2023) in the capital of Celly Nu on July 31, 2023; and (b) The issuance of the executed Anti-Dilution Warrant Certificate, to be registered and delivered as directed by Licensor in writing (entitling FSD Pharma to exercise the anti-dilution warrant at any time, in whole or in part, for a period of five years from the date of issuance to increase holdings in Celly Nu to 25% for nominal consideration).

- There is also a royalty as part of the License Agreement. The royalty is equal to 7% of the commercialization revenue (total gross invoiced prices less certain allowable deductions) generated by Celly Nu each fiscal quarter during the term of the License Agreement until a total amount of royalty of $250,000,000 has been paid to LPI at which point the rate is reduced to 3%.

- Celly Nu agreed to pay LPI the royalty on and from the date that Celly Nu commences manufacture or procures the manufacture of the Licensed Products in the Territory using the Licensed IP. Celly Nu management has advised ICC that this royalty will commence on or around Q2 of 2024.

- FSD has retained the right to make a bona fide offer to Celly Nu with respect to the repurchase of the Licensed IP.

- FSD has granted Celly Nu the right to purchase the Intellectual Property Rights with respect to the UNBUZZD™ trademark.

- Celly Nu has agreed to use commercially reasonable efforts to meet market demand for the Licensed Products.

- Celly Nu has agreed to enter into a distribution agreement with FSD to grant FSD the right to distribute the Licensed Products in Canada.

- Celly Nu has acknowledged the validity of the Licensed IP and agrees that LPI / FSD is the sole and exclusive owner of all Intellectual Property Rights subsisting with respect to the Licensed IP (has noted that nothing in the License Agreement

transfers any of those Intellectual Property Rights to Celly Nu). Celly Nu has acknowledged and agreed that all right, title and interest in and to the Improvements to the Licensed IP generated by Celly Nu will be owned by LPI / FSD and will immediately vest in LPI / FSD.

- LPI / FSD shall apply for, prosecute and maintain such patent/s or other Licensed IP Rights with respect to the Licensed IP as are commercially and legally reasonable.

- Celly Nu will at its sole cost and risk be responsible for all actions required to Commercialize the Licensed IP including but not limited to any further development required to ensure that the Licensed IP is commercial ready, manufacturing, assembly, testing, promotion, sales, delivery, installation, support, and returns.

- The License Agreement will continue unless the License Agreement is terminated in accordance with certain terms. Either party may by notice to the other party terminate this License Agreement and Celly Nu in the following circumstances:

  a) the other party is in breach of a material obligation under the License Agreement;

  b) that is not capable of remedy; or

  c) and does not remedy the breach within sixty (60) days of written notice being given to the other party requiring it to remedy the breach; or

  d) if permitted by law, the other party suffers an Insolvency Event.

  The License Agreement may be terminated by LPI / FSD if, in the event of a Change of Control of Celly Nu and FSD does not approve of the acquirer in such Change of Control.

The Report opines only as to the fairness of the Proposed Transaction from a financial point of view of the FSD Securityholders only (refer back to page 2 for more details).

The Report, or a summary, may be submitted to the Ontario Superior Court of Justice (Commercial List) as part of completing the Proposed Transaction. FSD paid ICC a fixed professional fee, plus GST taxes to prepare this Report. ICC, its principals and partners, staff and associates, do not assume any type of responsibility and/or business/financial liability for losses incurred by FSD, LIP and/or Celly Nu and/or any related equity holders and/or warrant holders and/or securityholders, the Celly Nu and FSD (the "Parties") directors and/or its management, and/or any regulatory bodies and/or other parties as a result of the circulation, publication, reproduction, or use of the Report, as well as any as any use contrary to the provisions of the Report and our engagement letter.

The Report is based on the scope of work that has been undertaken, the data and information provided by the Parties and the various assumptions made. ICC has not audited the information and data provided by the Parties, nor has it performed any forensic review, nor can it be expected to catch or identify any fraud and/or misleading data or information from the Parties. Instead, ICC has relied on the fact that the Parties have provided accurate and reliable data.

ICC also reserves the right to review all calculations included or referred to in the Report and, if ICC considers it necessary, to revise the Report in light of any information existing at the Valuation Date (i.e., as at or near September 30, 2023) which becomes known to ICC after the date of the Report.

Unless otherwise indicated, all monetary amounts are stated in Canadian dollars (C$).

2.0 BACKGROUND

ICC has reviewed all of the materials that was provided from Celly Nu and FSD. Readers should obtain business descriptions from FSD regarding the Licensed IP and the Licensed Products.


UNBUZZD
UNBUZZD
UNBUZZD

Year 2023 marks the first true convergence of science and accelerating alcohol metabolism. Until now, when one consumes excess alcohol, "time" has been the only answer to return to sobriety, creating a great need for a solution that provides faster and more effective recovery. In 2023, we are bringing out the science to find clarity. This is not just another hangover remedy!

We're talking about UNBUZZD™, a new, great tasting functional beverage being developed by FSD Pharma with the expectations of providing relief from inebriation and accelerating alcohol metabolism leading to reduced Breath Alcohol Concentration (BrAC). No more hyperbole. Just Science.

What is UNBUZZD™ in a Nutshell?

UNBUZZD™ is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

Small focus group research indicates UNBUZZD™ reduces BrAC faster than what the body would do naturally. Clinical trials are being planned for further validation.

The active ingredients in UNBUZZD™'s formula help restore mental alertness post-alcohol consumption in an average of about 15-30 minutes.

UNBUZZED is a "Mental Alertness & Detoxification" product when alcohol is consumed.

Celly Nu's principal business focus is developing alcohol misuse and detoxification technology for recreational applications.

As part of the July 31, 2023 Celly Nu and FSD License Agreement transaction, all of the incumbent officers and directors of Celly Nu resigned and were replaced by John Duffy (Chief Executive Officer), Donal Caroll (Chief Financial Officer and Secretary), Gerry David (Director), Zeeshan Saeed (Director), and Dr. Lakshmi Kotra (Director).

Upon completion of the Plan of Arrangement, Celly Nu will continue to advance its efforts in the alcohol detoxification space.

The reader should also carefully review pages 35 to 36 of the Management Information circular so as to how the articles of FSD shall be amended to provide that the authorized share structure of FSD shall be reorganized and altered.

FSD management and the Board have advised ICC that while certain naming and reorganization steps shall be undertaken by FSD as part of the Proposed Transaction that the rights, privileges, restrictions and conditions attaching to the existing FSD Class A shares, Class B shares and Class B FSD Distribution Warrants shall be substantially similar (i.e., with the creation of the "FSD Pharma New Class A shares"; and the "FSD Pharma New Class B shares"– refer to Appendix 1.0).

3.0 SCOPE OF THE REPORT AND FINDINGS

ICC has relied on the following documents and information:

- Interviewed Mr. Saeed, Chief Executive Officer and Executive Co-Chairman of FSD, Mr. Coyle, Chief Financial Officer, and other management of FSD.
- Interviewed Mr. John Duffy, the CEO of Celly Nu.
- Collected data regarding the past, present and planned development of Celly Nu from Mr. Saeed and Mr. Duffy.
- Relied on data and information from FSD and Celly Nu regarding the present technical planning and design work and planned operations of Celly Nu.
- Collected data on the Licensed IP.
- Reviewed the FSD Management Information Circular (refer to Appendix 1.0).
- Reviewed the executed Licensed Agreement between FSD / LPI and Celly Nu (refer to Appendix 2.0)

- Reviewed the executed Loan Agreement between FSD and Celly Nu (refer to Appendix 3.0).

- Reviewed the Celly Nu Capitalization Table (which ICC has been advised will be the Celly Nu capitalization at the closing of the Proposed Transaction).

- Reviewed the provided Celly Nu capitalization table ("Celly Nu Cap Table"), inclusive of FSD's disclosure to ICC that due to an August 22, 2023 forward split, FSD shall receive 200,000,000 Celly Nu shares. Reviewed FSD Board's statement that "all FSD shareholders are to be distributed on a 1:1 basis across all FSD shareholder and entitled warrant holder classes." ICC examined and found that FSD and its Securityholders are to receive 34.7% of the issued and outstanding shares in Celly Nu (on a non-dilutive basis) based on the closing of the Proposed Transaction. ICC has a "Share Summary" that summarized the Celly Bu Cap Table, and which FSD confirmed was accurate and depiction fully of all the matters related to the Celly Nu share issuances.

- Reviewed on www.sedarplus.ca the filings and financial statements of FSD. This review included examining the most current published financial statements of FSD, which is June 30, 2023. ICC also reviewed the existing FSD shares and FSD warrants that are issued. The shareholders' book value was around C$15.5m as at 06/30/2023. If one removed the C$5.5m of intangible assets stated book value from the shareholders' equity, the tangible asset backing of FSD is in and around C$10.0m as at June 30, 2023. With an implied burn rate of C$1.0m per month implies a book value of in and around C$12.5m and tangible asset backing of FSD in and around C$7.0m as at September 30, 2023. The Company had a stated market capitalization of in and around C$62m as at September 30, 2023. Readers should note that ICC has relied on only management compiled financial statements, but that continuous disclosure requirements provides some certainty as to stated results.

- Reviewed the April 30, 2023 Celly Nu balance sheet. This showed results for 1319741 B.C. Ltd. (the numbered company that became Celly Nu). The 04/30/2023 balance sheet showed that the shareholder book value was C$(112,472). This would be adjusted by the C$1.0m loan received by Celly Nu from FSD in July of 2023. Hence, the book value of Celly Nu is around C$900,000 in and around August 1, 2023. Assuming a burn rate of C$50,000 per month, this indicates that book value of Celly Nu is in and around C$800,000 by September 30, 2023. Readers are cautioned that ICC has relied on management compiled financial information only; furthermore, that such statements are five months old as at September 30, 2023.

- A review of the development of the FSD / Celly Nu Licensed IP and the planned Licensed Products and planned operational expertise indicates the following:

    - A high-level review of the UNBUZZD technical specifications / ingredients indicates a creative proprietary formulation(s) to increase mental awareness and liver processing of elements related to alcohol et al.

- Mr. Duffy noted that Celly Nu is in the process of re-flavoring UNBUZZD which will make a few slight changes to the ingredient list and improve the taste of it.

- The functional formula is a proprietary blend and not for public release.

- Celly Nu claims that the UNBUZZD product is ready to ship – according to Cell Nu's co-packer, shipping can start in March of 2024.

- Celly Nu claims all needed approvals/gov't approvals in place; i.e., all that are needed up to this point.

- Celly Nu management noted to ICC that: *"Our marketing plan to reach sales: we are presently working with a brand agency to finalize the full branding of UNBUZZD and also finalizing the route to market plans including ecommerce, national retail (supplement stores, travel retail chains, drug stores etc.), foodservice (sports bars, country clubs, hotels, resorts, cruise lines). We will launch on ecommerce (Amazon and UNBUZZD web site), we will then begin to call on and look for opportunities with the above-mentioned national retailers, national/regional foodservice operators, and DSD distributors. We are finalizing an agreement with an ecommerce agency that will build and manage our Amazon Store and the Celly Nu ecommerce site. This agency will also manage our social media, Google search SEO, and the Celly Nu website."*

- Found that Celly Nu has hired Hallie Lorber to lead UNBUZZD marketing. He is a CPG industry marketing expert who has spent time with Vitamin Water, Rowdy Energy, Coca-Cola, Keurig Green Mountain, and Ceves Beverages (TAJA Coconut Water).

- A discussion with Celly Nu indicated that moderate revenues and negative cash flows can be expected in CY2024, with a material expected rise in revenues in EBITDA in CY2025. Additional moderate levels of capital are likely needed to be raised in Q1/Q2 of 2024, with a larger capital raise in FY2025 as a large scale commercial launch occurs in 2025.

- UNBUZZD packaging details appears to be a (1) Ready to Drink (RTD) 12 oz slim can in 4 packs and 12 packs; and (2) Powder sticks in singles, 2-pack (travel pack), 8 count box, 16 count box (8 2-pack display case).

- Celly Nu is in the process of determining costs of production with its co-packer.

- UNBUZZD planned pricing is 12 oz slim can retail pricing $4.99 each, 4 packs at $19.99, 12 packs at $54.99. Pricing on Powder Sticks at $3.99, 2-pack $7.99, 8 packs at $27.99, 16 packs at $48.99.

- Celly Nu is also working with BevSource (a recognized premier end-to-end supply chain and co-manufacturing organizations in the US). BevSource handle

major national and international products including Celsius Energy, Kill Cliff, Machu Picchu, etc. This is an important partnership for Celly Nu

- Celly Nu has also hired Mr. Pete Slauer to lead Celly Nu operations. He was the COO of Certified Management and prior to Certified Management worked with DS Waters and Coca-Cola.

- ICC found that UNBUZZD is a functional beverage drink that is targeted to address the need for accelerating alcohol metabolism to quickly restore mental alertness et al. The market opportunity appears material.

- FSD's drug candidate, Lucid-MS, is targeting to address demyelination and neurodegeneration in multiple sclerosis (MS) which represents a material opportunity given limited treatments exist to target neurodegeneration. Lucid-MS is a patented neuroprotective new chemical entity (NCE) that has demonstrated in preclinical models the potential to reverse and prevent myelin degradation, an underlying cause of multiple sclerosis (MS) and other neurodegenerative disorders.

- The process of obtaining and maintaining regulatory approvals for new therapeutic products is time consuming, expensive, and uncertain.

- Dr. Lakshmi Kotra of LPI leads the LUCID-MS advancement. Dr. Kotra is credible in the discovery to advanced stages of drug development across a variety of diseases including metabolic disorders, neurodegenerative and immunological disorders, anti-HIV drugs, antibacterials, and antimalarials. Dr. Andrzej Chruscinski, MD, PhD, (Vice-President, Clinical and Scientific Affairs), Joanne Speed (Senior Director, Drug Development), and Ashwini Joshi (Director, Pharmaceutical Development) also bring credibility to early-stage drug development and clinical trials.

- Mr. Saeed appears to bring a high-energy, entrepreneurial focus to FSD that centers on driving results and expansion. This is needed in an entity at this stage of development.

- When one examines the Lucis-MS technical work completed, R&D and commercialization work that still needs to be done, and the FSD management team, it is apparent that having FSD focus on this medical / pharma market segment(s) is reasonable, prudent and responsible.

- The development and commercialization of new drug products is highly competitive. FSD faces likely material competition from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies. Potential competitors may achieve regulatory approval faster than FSD regarding solutions that compete with Lucis-MS – whose revenue stream is not expected before CY2027.

- Mr. Duffy is a smart, focused business professional who appears capable to commence the commercialization of the Celly Nu business and the Licensed Products. At this stage of Celly Nu's very early stage of development, much work remains. ICC is impressed with Mr. Duffy's organizational skills and background – and given adequate

working capital in 2024 and 2025 and people to help him – he does have the opportunity to generate revenues and EBITDA for Celly Nu starting sometime in 2024 and rising in 2025. The other "market influencers" that FSD and Celly Nu have put in place in Celly Nu also appear to be able to help push Licensed Products through the various possible market channels.

- It is uncertain to ICC when Celly Nu can generate sufficient revenues and EBITDA to get to a breakeven point. Readers are cautioned regarding this.

- ICC did investigate the hangover drink market and did find a variety of firms working in the market. For example, there is the Plug Drink (http://www.theplugdrink.com). The firm was formed in 2019 and has created the "Plug Drink", which is a plant-based functional recovery beverage with electrolytes that claims it cleanses a user's liver of toxins, reduces unwelcomed symptoms after a night out, boosts one's immune system, and keeps users properly hydrated. The Plug Drink is a science-backed proprietary blend of 13 plants, flowers, and fruits with the highest herbal concentration (3.6g). Revenues were reported to be over US$2.5m in 2022 and the firm raised more than US$1.5m in 2022 with Kombo Ventures and Red Door Capital Partners at an undisclosed pre-money valuation. There is also More Labs (https://ca.morelabs.com) and its Morning Recovery drink. The firm claims that its drink is a dietary supplement that helps the body's natural detoxification process. Data collected indicated that the LA firm has revenues of more than US$8.0m and has raised almost US25m since it started operations in 2017 (equity rounds from Btomorrow Ventures, Altos Ventures and Slow Ventures). A review of these firms, and others, suggest that gaining initial revenues and penetrating markets is not simple. These parties provide evidence that securing partners and pushing products through channels has been "slow and complex" even though there is a certain glamour to the markets. Mr. Duffy's plans to expand beyond such traditional markets may auger well for the Company assuming that his plans can mesh with market demands and challenges.

- A review of FSD documentation and of competitor data does suggest that Celly Nu may have IP and plan to market such products from the IP that will be attractive to the marketplace. It does appear to ICC -based on data from FSD - that the costs to produce the UNZBUZZD IP for the recreational market to-date has been in and around C$700,000. The reader should note that FSD has sought trademark protection and there is a provision patent application. Whether the patent application is granted, and with what modifications, remains uncertain as at the Valuation Date. The trademark protection does provide FSD / Celly Nu the ability to build the goodwill and brand, though at the Valuation Date the brand does not yet appear to have any material awareness (as it is only being launched).

- A review of Celly Nu indicates that the Company has cash on-hand in and around C$800,000. At the same time a review of hard and soft costs (including time and skills) to build out the Celly Nu business to-date appears to be in and around C$1.2 million (if one factors in the soft costs that parties would incur to garner the work experience and

marketing and sales expertise of Mr. Duffy and the other influencers – given their non-compete status). This is based on data from Celly Nu and FSD.

- FSD and/or Celly Nu did not provide ICC any management forecast as to its expected UNBUZZD revenues and EBITDA for 2023+ (e.g., 2023 to 2027). This does suggest that management is still compiling its revenue estimates and fully loaded costs before a reasonable forecast can be released. Mr. Duffy requires time to put all of this together as he is building the business from the ground up and in working with co-packer(s), etc. This is logical and prudent, and he is an industry expert, so one does believe his business build-out process is proper. It does, however, suggest that estimates of value for Celly Nu based on traditional financial models is not possible at this time.

- Also collected general business data from Bloomberg, Reuters, Capital IQ, Bank of Canada, Toronto Dominion Bank, Scotiabank, Moodys, Financial Week, Barrons, The Globe and Mail, mergermarket, TD Securities and BMO Capital Markets.

- Reviewed stock market trading data on comparable companies in the hangover recovery and related markets and whose shares trade on stock exchanges. In addition to reviewing financial information, ICC reviewed the operations of these various companies to determine if any had undertaken any material or relevant acquisitions of specialized oversize or heavy haul operations in the last 12 - 24 months.

- ICC also reviewed other products and offerings that had some comparison to the Company's planned Licensed Products. This firms also claimed improvements in alcohol hangover and related effects:

  - Drinkaid Never Too Hungover https://drinkade.com/?sscid=a1k7_bwfsp
  - Cheers https://cheershealth.com/
  - Adult Alyte https://adultalyte.com/?ref=C6DCt0hWjCm51a&sub_id=lb_9tf7zp
  - Bytox Hangover Patch (is a patch not liquid) https://bytox.com/
  - Rally Labs LLC https://forhangovers.com/?sscid=a1k7_bwlye&utm_campaign=445875&utm_medium=affiliate&utm_source=SAS

- ICC found that a number of firms are stating they have scientific-based products and are based on creative formulations / recipes. ICC did not find evidence of material independent testing done on such products and IPs that supported and assured users of such stated results; nor such testing from FSD. There does remain a opportunity hence for a company that can do so and also provide sufficient independent scientific evidence that such products work consistently et al. There remains a variety of other traditional means as well for the treatment of hangovers and related matters. Such traditional means is a non-direct competitive factor for the Company. For example, Howard E. LeWine, MD, Chief Medical Editor, Harvard Health Publishing has noted that, *"Alcohol is metabolized into acetaldehyde, a substance that's toxic at high levels. However, concentrations rarely get that high, so that's not the complete explanation. Drinking interferes with brain activity during sleep, so a hangover may be a form of*

sleep deprivation. Alcohol scrambles the hormones that regulate our biological clocks, which may be why a hangover can feel like jet lag, and vice versa. Alcohol can also trigger migraines, so some people may think they're hung over when it's really an alcohol-induced migraine they're suffering. Drinking fluids - Alcohol promotes urination because it inhibits the release of vasopressin, a hormone that decreases the volume of urine made by the kidneys. If your hangover includes diarrhea, sweating, or vomiting, you may be even more dehydrated. Although nausea can make it difficult to get anything down, even just a few sips of water might help your hangover. Getting some carbohydrates into your system. Drinking may lower blood sugar levels, so theoretically some of the fatigue and headaches of a hangover may be from a brain working without enough of its main fuel. Moreover, many people forget to eat when they drink, further lowering their blood sugar. Toast and juice is a way to gently nudge levels back to normal."

- Found that some acquisitions were occurring within these markets. A review of various databases – such as Pitch Book, BVR, ComparablesAI and others – indicated transactions were occurring at various levels. In 2018, More Labs (Morning Recovery drink) closed a Series A of C$10 million CAD at a C$42 million implied valuation. Since then, evidence suggests that valuation in this space has come down as the capital markets has been seeking firms with revenues and EBITDA. It is reported that additional monies raised by firms in this market have been under valuation pressure as has been other drink firms in these markets despite large market "potentials" and "size".

  One company that has been active is Brainsway Ltd. The firm develops and sells noninvasive neurostimulation treatments for mental health disorders in the United States, the Asia Pacific, Europe, and internationally. It offers Deep Transcranial Magnetic Stimulation platform technology for the treatment of major depressive disorders, anxious depression, obsessive-compulsive disorders, smoking addiction, bipolar disorders, post-traumatic stress disorders, schizophrenia, Alzheimer's disease, autism, chronic pain, multiple sclerosis, post stroke rehabilitation, and Parkinson's diseases. The company serves doctors, hospitals, and medical centers in the field of psychiatry. Brainsway Ltd. was founded in 2003 and is headquartered in Jerusalem, Israel. As at the Valuation Date, its Price / Book multiple has been in and around 1.55x and its EV / revenue has been in and around .86x.

- ICC did not compare the Company's Licensed Products to GBB Drink Lab, Inc. ("GBB") and its "Safety Shot" product. The reader should note that GBB has filed a complaint with the United States District Court of Southern District of Florida, Fort Lauderdale Division against FSD (and an operating subsidiary) claiming a material breach of a mutual non-disclosure agreement and misappropriation of trade secrets, which GBB claims has and continues to cause irreparable harm, valued, as of August 30, 2022 (prior to the misappropriation and material breach) at US$53,047,000. On June 23, 2023, FSD filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company's motion to dismiss the complaint. The ultimate outcome of the matter has not been determined. The reader should also note that Jupiter Wellness, Inc. (NASDAQ: JUPW) – a company that supports health and

wellness products – on August 11, 2023 closed the acquisition of all of the operating assets of GBB Drink Lab Inc., including the formula, patent, know-how, clinical data, and inventory of the Safety Shot rapid blood alcohol detox drink. Jupiter Wellness, Inc. agreed to acquire the operating assets of GBB for US$7.5 million on July 10, 2023. Jupiter Wellness, Inc paid US$200,000 in cash and issued 5 million common shares and set out an earnout of 5.5 million as a consideration. JUPW changed its name to Safety Shot, Inc. (NASDAQ:SHOT) on September 15, 2023. The firm's market capitalization is in and around US$38.0m. Its Price / Book multiple near the Valuation Date has been in and around 6.8x and its EV / revenue has been in and around 5.7x.

- Reviewed all data provided by FSD and Celly as deposited on the Business Dropbox.

4.0 CONDITIONS AND RESTRICTIONS OF THE REPORT

- ICC understands that a summary of the signed Report may be included in the Management Information Circular. The signed Report may be used for inclusion in public disclosure documents in Canada only. ICC will require that it review public disclosure documents in order to ensure accuracy and consistency with the Report. Such consent will not be unreasonably withheld. The Report cannot be submitted to the CRA or the IRS and/or used submitted and/or used in any litigation(s).

- ICC did apply generally accepted CICBV valuation principles to the financial information it did receive from the Company and followed valuation standards.

- ICC has assumed that the information, which is contained in the Report, is 100% accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Report that the Parties, or their representatives, are aware of. ICC did not attempt to audit the accuracy or completeness of the financial, technical, exploration, development and business data and information provided to it. This Report contains conclusions on fair value and on the fair market value of the Parties based on a limited review and analysis undertaken.

- This Report has been prepared in light of those standards of the Canadian Institute of Chartered Business Valuators and the American Society of Appraiser (both of which Richard W. Evans is a member in good standing).

- Should the assumptions used in the Report be found to be incorrect, then the valuation and conclusions may be rendered invalid and would likely have to be reviewed in light of correct and/or additional information. The Report, and more specifically the assessments and views contained therein, is meant as independent review of the Proposed Transaction as at the Valuation Date respecting the scope outlined above.

- The authors of the Report make no representations, conclusions, or assessments, expressed or implied, regarding Companies after the Valuation Date.

- The information contained in the Report pertains only to the conditions prevailing at the time the Report was completed in September and October of 2023 to the Report Date.

- ICC denies any responsibility, financial or legal or otherwise, for any use and/or improper use of the Report however occasioned.

- Any legal disputes or legal action against ICC as a result of the Report, or any other matter, is agreed by the Parties and their management, officers, directors and their respective shareholders are agreed to be settled only in a Canadian court of law.

- ICC as well as all of its principals, partner, staff or associates' total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by ICC, its principals, partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Report. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Report.

5.0 ASSUMPTIONS OF THE REPORT

The authors of the Report have made the following assumptions in completing the Report:

(1) As at the Valuation Date all assets and liabilities in respect of the FSD and Celly Nu have been recorded in their financial statements and follow IFRS standards. A current audit of the Parties' financial statements as at September 30, 2023 would not result in any material change to the financial statements (from April (Celly Nu) / June 2023 (FSD) to September 30, 2023) and assessments laid out in Section 3.0 of the Report. This is a very critical assumption.

(2) The Parties and all of their related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Report that would affect the evaluation or comments on the Proposed Transaction and the Parties. In this regard, FSD has advised ICC to assume that all litigations against it have no standing and are frivolous and to not consider them as having any financial impact on FSD and/or Celly Nu and the Proposed Transaction. ICC has done this. This is a very critical assumption. Readers are cautioned regarding this critical assumption that, if proven to be incorrect, would have a material negative impact on the business and financial health of FSD and Celly Nu.

(3) The Management Information Circular disclosures (Appendix 1.0) are accurate and correct regarding the Proposed Transaction and all aspects of FSD and Celly Nu.

(4) The Celly Nu Capitalization Table (and Share Summary) is 100% accurate and correct (including all notes) as provided to ICC. This also assumes, which FSD's Board has confirmed to ICC, that no existing FSD directors / officers / principals had / have acquired and/or received any Celly Nu shares upon the formation of Celly Nu, since then and/or at the timing of the closing of the Proposed Transaction. Hence, the 200m shares issued to FSD and the FSD Securityholders upon completion of the Proposed Transaction represents the pro rata distribution of all shares in Celly Nu held by FSD Securityholders and/or directors/officers. This is a critical assumption.

(5) All conditions precedent to the closing of the Proposed Transaction have, or will be completed, or waived, as set out in the Report, as at or before the closing of the Proposed Transaction and that all Parties complete the Proposed Transaction without any material change/concern/addition/deletion to the shares issued to each of the Parties.

(6) There are no other dilutive events at the close of the Proposed Transaction other than what has been disclosed by FSD's Board in the Report. FSD (77.2%) and its Securityholders (22.8%) will own 34.7% of FSD upon the closing of the Proposed Transaction.

(7) There will be no unforeseen and/or material negative tax consequences to FSD's shareholders and/or securityholders through the closing of the Proposed Transaction.

(8) ICC has been advised by the FSD Board that the Parties will complete the Proposed Transaction with no external financing. ICC has assumed this to be accurate. FSD's Board has advised ICC it has sufficient working capital on-hand till CY2026.

(9) All conditions of the POA (refer to Appendix 1.0) is complete, accurate and complete. All conditions for closing of the Proposed Transaction close.

(10) The existing Board / management of Celly Nu will continue to be responsible for the development and commercialization of Celly Nu as stated by FSD's Board.

(11) As noted in section 1.0 above, the FSD Securityholders shall receive 72 + 6,355,758 + 39,358,791 = 45,714,621 Celly Nu shares. The remaining 154,285,379 (for a total of 200,000,000 = 45,714,621 {22.8%} + 154,285,379 {77.22%}) Celly Nu shares are to be issued and retained by FSD at the corporate level. This is assumed to be correct.

(12) The Board of FSD has advised ICC that it has determined that holding on to 77.2% of the Celly Nu shares at the corporate level (as such Celly Nu shares can be a currency used by FSD and a potential asset) best serves FSD and the FSD Securityholders. There is no evidence provided by FSD and/or Celly to suggest to ICC that this split is detrimental in any manner to the FSD Securityholders, who do receive the remaining 22.8% directly also. ICC has assumed that the FSD Board acts in the best financial interest of the FSD Securityholders. ICC has also assumed that the Coard has fairly split the Celly Nu share distribution. ICC has considered all Celly Nu shares being issued as being issued to 'one group' when considering the

fairness of the Proposed Transaction to the FSD Securityholders (who hold shares in both FSD and whom will be distributed certain shares/securities directly as part of the closing of the Proposed Transaction). This is a very critical assumption.

(13) The Report uses financial information provided by FSD as at June 30, 2023 and for Celly Nu as at April 30, 2023. Readers are cautioned regarding this. Given the timeframe from these dates to the closing of the Proposed Transaction Readers should note that ICC obtained FSD and Celly Nu management and the Board that there are no material changes in such reported financial data (beyond the loan of C$1.0m out of FSD to Celly Nu) that would change the findings of the Report as laid out in section 3.0. This is a very critical assumption.

(14) The cost data provided by FSD and Celly Nu regarding the Licensed IP / Licensed Products and the Celly business model are accurate and reasonable. This is critical that the historical costing data is accurate and complete.

(15) The RSUs set out in the Celly Nu Capitalization Table are not able to be sold at the closing of the Proposed Transaction. Restricted stock units are issued to employees through a vesting plan and distribution schedule after they achieve required performance milestones or upon remaining with their employer for a particular length of time. ICC has been advised by FSD that such vesting would provide Celly's Board with the ability to review employee / contractor work and their employment status before such vesting periods were achieved, which they have stated to ICC they intend to do to ensure performance. This is a critical assumption.

(16) The FSD and Celly Nu Boards have noted to ICC that it is not aware of any other facts involving the Proposed Transaction, or and other matter, that would have any material effect on the conclusions in the Report that has not been provided to ICC.

ICC reserves the right to review all information and calculations included or referred to in this Report and, if it considers it necessary, to revise its views in the light of any information which becomes known to it during or after the date of this Report.

6.0 DEFINITION OF FAIR VALUE AND FAIR MARKET VALUE

For the Report, fair value is set out in International Financial Reporting Standards (IFRS) 13 Fair Value Measurement. This applies to IFRS that require or permit fair value measurements or disclosures and provides a single IFRS framework for measuring fair value and requires disclosures about fair value measurement. The standard defines fair value on the basis of an 'exit price' notion and uses a 'fair value hierarchy', which results in a market-based, rather than entity-specific, measurement. IFRS 13 was originally issued in May 2011 and applies to annual periods beginning on or after January 1, 2013 on a o forward basis. Fair Value is the method of valuing business assets (and liabilities) for financial reporting in line with accounting practices as established by the Financial Accounting Standards Board (FASB). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants

at the measurement date. Fair Value is also defined as "the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's-length transaction" in the International Valuation Standards, 2007, p. 88 by the International Valuation Standards Council. IFRS uses this definition.

In conducting this assignment, sufficient information, and due diligence investigations regarding the background of the Parties, operations, future plans, the industry and markets and major risk factors must be researched, reviewed, and analyzed. This information and our assessments of these areas will be incorporated into the Report. In this Report, fair market value is the price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arms-length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts. In Canada, the term "price" should be replaced with the term "highest price". This definition is set out in: https://cbvinstitute.com/wp-content/uploads/2020/02/Practice-Bulletin-No.-2-E.pdf.

With respect to the market for the shares of a company viewed "en bloc" there are, in essence, as many "prices" for any business interest as there are purchasers and each purchaser for a particular "pool of assets", be it represented by overlying shares or the assets themselves, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it.

In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition.

Theoretically, each corporate purchaser can be presumed to be able to enjoy such economies of scale in differing degrees and therefore each purchaser could pay a different price for a particular pool of assets than can each other purchaser.

Based on the authors of the Report's experience, it is only in negotiations with such a special purchaser that potential synergies can be quantified and even then, the purchaser is generally in a better position to quantify the value of any special benefits than is the vendor.

In this engagement ICC was not able to expose the Parties for sale in the open market and were therefore unable to determine the existence of any special interest purchasers who might be prepared to pay a price equal to or greater than the fair value or fair market value outlined in the Report.

ICC should note that it is possible that a special interest purchaser may pay a price that is higher than fair market value (i.e., the special purchaser price). The reason for this may be synergistic reasons known only to them. ICC has not factored in any likely special purchaser consideration for the reasons that valuators cannot reasonably quantify such synergies, and valuation literature supports, that unless such synergies can be quantified and proven (though multiple written bids, etc.) they cannot be included.

7.0 COMPARATIVE ANALYSIS REVIEW OF PROPOSED TRANSACTION

7.1 Overview

Intellectual Capital Corp. was engaged by the Board of FSD to opine solely on the fairness of FSD's proposed distribution of Celly Nu shares to all of the holders of FSD's Class A Shares, Class B Shares and FSD's Distribution Warrants. No other ICC opinion is given regarding FSD and/or Celly Nu and/or any of its other existing and/or proposed transactions. In doing the above, however, one has to compare the consideration issued by FSD (i.e., the License Agreement) and the consideration FSD received (i.e., the 200m shares issued by Celly Nu and the future royalty stream); and also compare the relative values of such.

When valuing an asset and/or a business, there is no single or specific mathematical formula. The particular approach and the factors to consider will vary in each case. Valuation approaches are primarily income-based or asset-based. Income-based approaches are appropriate where an asset and/or enterprise's future earnings are likely to support a value in excess of the value of the net assets employed in its operation.

Commonly used income-based approaches are the Capitalization of Indicated Earnings or Capitalization of Maintainable Cash Flows or a Discounted Cash Flow.

Asset-based approaches can be founded on either going concern assumptions (i.e. an enterprise is viable as a going concern but has no commercial goodwill) or liquidation assumptions (i.e. an enterprise is not viable as a going concern, or going concern value is closely related to liquidation value).

Standard valuation methods applicable to determining value can be grouped into five general categories:

(1) Cost approach;

(2) Market approach (or sales comparison approach);

(3) Income-based approach;

(4) Rules-of-Thumb approach; and

(5) Combination of any of the above approaches.

As there are many definitions of cost, the Cost approach generally reflects the original cost of the assets and/or business in question or the cost to reproduce the intangible assets of the business itself. This approach is premised on the principle that the most a notional purchaser and/or an investor will pay for an investment is the cost to obtain an investment of equal utility (whether by purchase or reproduction). The Market or Sales Comparison approach uses the sales price of comparable assets as the basis for determining value. If

necessary, the market transaction data is adjusted to improve its comparability and applicability to the asset being valued.

The Income-Based Approach considers the earnings to be derived through the use of the asset. The capitalized value of the Company's earnings or cash flows is determined with the application of a capitalization rate, reflecting an investor's required rate of return on such an investment.

The Rules-of-Thumb approach can be applied to certain assets to serve as a useful determination of value when industry professionals provide specific information as to standard industry characteristics and/or acknowledged and accepted rules. Rules-of-Thumb often involve the input of specific industry competitors and professionals to indicate certain measurable criteria that can be assessed and applied to as indications of value.

Lastly, a combination of the above approaches may be necessary to consider the various elements that are often found within specialized companies and/or are associated with various forms of intangible assets.

8.0 COMPARATIVE ANALYSIS

8.1 Methods Used

8.11 ICC has opined solely on the fairness of FSD's proposed distribution of Celly Nu shares to all of the holders of FSD's Class A Shares, Class B Shares and FSD's Distribution Warrants. No other ICC opinion is given regarding FSD and/or Celly Nu and/or any of its other existing and/or proposed transactions.

In doing the above, one does have to compare the consideration issued by FSD (i.e., the License Agreement) and the consideration FSD received (i.e., the 200m shares issued by Celly Nu and the future royalty stream); and also compare the relative values of such. Hence, the first stage in determining which approach to utilize in comparing the FSD consideration issued (License Agreement) and the FSD consideration received (200m Celly Nu Shares) is valuing both. To do this one must first determine whether such consideration and related underlying assets (when deployed) is a going concern or whether it should be valued based on a liquidation assumption.

A set of assets or a business is deemed to be a going concern if it is both conducting operations at a given date and has every reasonable expectation of doing so for the foreseeable future after that date. If such assets or a company is deemed to not be a going concern, it is valued based on a liquidation assumption.

In reviewing the FSD build-up of the historical development of the Licensed IP and the development of Celly Nu's business model, and with consideration to the past and the future, ICC is of the view that the each should be valued on a going concern basis.

With respect to this, ICC believed it was appropriate to value FSD's Licensed IP / License Agreement and the Celly Nu business each as a start-up entities that have commenced technical and business planning and design work. ICC is of the view that FSD's Licensed IP and Celly Nu's business models appear both reasonable and logical.

8.12 In assessing the assets and/or a business, there is no single or specific mathematical formula. The particular approach and the factors to consider will vary in each case. Where there is evidence of open market transactions having occurred involving the shares, or operating assets, of a business interest, those transactions may often form the basis for establishing the value of the company. In the absence of open market transactions, the three basic, generally-accepted approaches for valuing a business interest are:

(a) The Income / Cash Flow Approach;

(b) The Market Approach; and

(c) The Cost or Asset-Based Approach.

A summary of these generally-accepted valuation approaches is provided below.

8.13 The Income/Cash Flow Approach is a general way of determining a value indication of a business (or its underlying assets), using one or more methods wherein a value is determined by capitalizing or discounting anticipated future benefits. This approach contemplates the continuation of the operations, as if the business is a "going concern".

8.14 The Market Approach to valuation is a general way of determining a value indication of a business or an equity interest therein using one or more methods that compare the subject entity to similar businesses, business ownership interests and securities (investments) that have been sold. Examples of methods applied under this approach include, as appropriate: (a) the "Guideline Public Company Method", (b) the "Merger and Acquisition Method"; and (c) analyses of prior transactions of ownership interests.

8.15 The Cost Approach is based upon the economic principle of substitution. This basic economic principle asserts that an informed, prudent purchaser will pay no more for an asset than the cost to obtain an opportunity of equal utility (that is, either purchase or construct a similar asset). From an economic perspective, a purchaser will consider the costs that they will avoid and use this as a basis for value.

The Cost Approach typically includes a comprehensive and all- inclusive definition of the cost to recreate an asset. Typically, the definition of cost includes the direct material, labor and overhead costs, indirect administrative costs, and all forms of obsolescence applicable to the asset.

8.16 The Asset-Based Approach is adopted where either:

a) liquidation is contemplated because the business is not viable as an ongoing operation;

b) the nature of the business is such that asset values constitute the prime determinant of corporate worth (e.g., vacant land, a portfolio of real estate, marketable securities, or investment holding company, etc.); or

c) there are no indicated earnings/cash flows to be capitalized and/or cash flows to be discounted to their NPV.

If consideration of all relevant facts establishes that the Asset-Based Approach is applicable, the method to be employed will be either a going-concern scenario ("Adjusted Net Asset Method") or a liquidation scenario (on either a forced or an orderly basis), depending on the facts.

8.17 Lastly, a combination of the above approaches may be necessary (i.e., a "Weighted Approach") to consider the various elements and time periods (i.e., past, present and future) that are often found within operating businesses as well as specialized companies and/or those firms associated with various forms of intellectual property and where one or two approaches to value is insufficient to capture the nature of the business and its assets.

8.18 While there is material potential (i.e., buzz) in the hangover and related markets for products like UNBUZZD there is no current forecast provided (with detailed assumptions and underlying work) by FSD and/or Celly Nu management that provides its estimates as to expected revenues and/or EBITDA for any period, including 2024; and/or for the period 2024 to 2028. What is known is that more working capital is needed in CY2024 and much more in CY2025. While one could extrapolate potential market penetration rates of how much market UNBUZZD could penetrate, such estimates are not sufficient to be the basis of the values that such Licensed IP, Licensed Products and Celly Nu's business is worth as at the Valuation Date. Whether royalties will be achieved, and to what the amounts of such royalties will be remain uncertain to ICC and likely to any notional purchaser (not a special interest purchaser who may foresee synergies). The Cost Method is more realistic and supportable in the view of ICC as at the closing of the Proposed Transaction.

Given the nature and status of FSD Licensed IP's overall development and business operations near the closing of the Proposed Transaction, as well as the approaches of assessment outlined above, it is the view of the authors of the Report that that the most appropriate method in assessing fair value to such is a Cost Method. The findings were costs for the Licensed IP and License Agreement is in the range of C$700,000. This was conducted and outlined in Section 3.0 of the Report and as provided by FSD management.

Given the nature and status of Celly Nu's business model's overall development and operations at the Valuation Date, as well as the approaches of valuation outlined above, it is the view of the authors of the Report that that the most appropriate method in assessing fair value to such is also a Cost Method. The findings are likely replacement costs in the range of C$1.2m. Furthermore, there was a loan of C$1.0m provided to Celly Nu (with around C$800,000 left as at the Valuation Date). This means that the total for Celly Nu is in and around C$2.0m. This was conducted and outlined in Section 3.0 of the Report. At the same time, when one considers the underlying License Agreement vis-a-via obtaining

34.7% of Celly Nu, it is reasonable to conclude that FSD and Celly Nu considerations are in the same range. Hence, the previous FSD License Agreement and now complete FSD consideration received (200m Celly Nu Shares) are in the same range, making the issuance of securities to the FSD Securityholders reasonable. The reader should note that ICC has opined solely on the fairness of FSD's proposed distribution of Celly Nu shares to all of the holders of FSD's Class A Shares, Class B Shares and FSD's Distribution Warrants. Readers should note that no other ICC opinion is given regarding FSD and/or Celly Nu and/or any of its other existing and/or proposed transactions.

9.0 FAIRNESS CONSIDERATIONS

The Report addresses only the fairness of the consideration payable to the FSD Securityholders under the POA from a financial position and does not and should not be construed as a valuation of FSD or Celly Nu, nor their respective assets, liabilities, or securities or as a recommendation to any FSD Securityholder as to whether to vote in favor of the POA.

The Report may not be used by any other person or relied upon by another person other than the FSD Board and does not confer any rights or remedies upon any employee, creditor, shareholder, or other equity holder of FSD and/or Celly Nu or any other party.

The fairness of a Proposed Transaction for the FSD's Securityholders is tested by:

i. Assessing the value of the components of the Proposed Transaction. This was set out in Sections 3.0 and 8.0 above.

ii. Assessing the exchange of consideration between FSD (License Agreement) and Celly Nu's consideration (200m Celly shares and a future potential royalty), and considering FSD's secured loan to Celly Nu for the Company's needed initial working capital.

iii. Relying on the disclosures set out in Appendices 1.0 – 3.0 of the Report.

iv. Considering qualitative factors, such as simplification or synergies, that may result from the Proposed Transaction.

There are many events that are assumed will occur between the Valuation Date and the closing of the Proposed Transaction. These events are either conditions of the Proposed Transaction or are necessary (e.g., due diligence, legal costs and other costs incurred in connection with the Proposed Transaction) aspects of the closing process.

10.0 CONCLUSION AS TO FAIRNESS

Based upon ICC's analysis work and subject to all of the foregoing, ICC is of the opinion, as at the Valuation Date, that the terms of the ***Proposed Transaction is fair, from a financial point of view, to the shareholders of FSD***.

In assessing the fairness of the Proposed Transaction to the shareholders of FSD, ICC has considered, *inter alia*, the following:

1. All of the components of the Proposed Transaction.

2. The relative value of the issuance of the License Agreement and the relative value of Celly Nu on a Cost Method basis. Income and market methods of assessments are not possible as supporting financial business model data is not available to a degree required. When one considers the costs related to the License Agreement (and underlying Licensed IP) and that 200m Celly shares (which represents 34.7% of the Company), the exchange appears reasonable in the view of ICC (given all other findings, factors and assumptions explained throughout the Report).

3. Other potential benefits that may be realized subsequent to the completion of the Proposed Transaction include focus by all of the Parties and simplification of the messaging of each business. ICC has considered such factors and perhaps other changes/reductions that are likely through the Proposed Transaction. ICC has not attributed any separate value related to these., but they are still relevant in why the Proposed Transaction is fair to the FSD Securityholders. ICC has not attempted to quantify other additional qualitative potential benefits. Certain additional potential benefits are as follows:

   i. The Proposed Transaction outlines each of the entities' business models better and more clearly. FSD can focus on its Lucid-MS development and undertaking R&D and Licensed IP developments/improvements. Celly Nu can focus on the recreational markets for UNBUZZD. Pursuing these markets first is logical as they are less regulated and costly than going after the medical markets. The approach allows FSD a controlled UNBUZZD commercial plan. This is logical and more prudent.

   ii. Raising capital for both FSD and Celly Nu (which appears could occur in CY2024+) will be simpler as the corporate and business messaging for each is now more linear and definitive. Capital markets tends to like this type of corporate engineering.

   iii. The POA allows FSD Securityholders to retain their current ownership interest in FSD and also allows them to receive Celly Nu shares directly (22.8% of the 200m Celly Nu shares) as well as their pro rata portion of value of the 77.2% to be held by FSD at the corporate level.

   iv. FSD Securityholders do not have to contribute any additional equity capital to Celly Nu and/or FSD. Hence, FSD Securityholders, through their ownership of Celly Nu shares, continue to participate in the possible opportunities associated with Celly Nu's business plan, while retaining their ownership in FSD.

   v. FSD does not appear to have yet spent material financial resources on getting

UNBUZZD launched in the medical markets yet, as understandably it appears to be focused on getting UNBUZZD products into the recreational markets first. Hence while material potential may exist (hospitals, etc.) to what degree and the timing of realizing such opportunities is still uncertain. The Licensed IP's costs have been related to getting the UNBUZZD Licensed Products available in the recreational markets. Hence, overall initial costs have been highly focused and possibly less than FSD attempting to do this directly.

vi. The FSD share reorganization doesn't change FSD Securityholders positions post POA. Highlights of the FSD share reorganization (all readers should refer to the Management Information Circular for a detailed description of the FSD share reorganization) indicates the following:

- There will be no fundamental change to the pro rata portions held by the FSD Securityholders in FSD due to the POA. FSD is reorganizing its capital within the meaning of Section 86 of the Tax Act such that each FSD shareholder shall dispose of all of the FSD Shareholder's securities to FSD and in consideration and exchange therefor ("Consideration"), FSD shall:

- With respect to the holders of Class B Shares, issue that number of FSD New Class B Shares as is equal to the number of Class B Shares previously held by each such holder. Also, will distribute a number of Celly Nu shares equal to the number of FSD New Class B Shares held, in accordance with the provisions of Article 4 of the POA.

- With respect to the holders of Class A Shares issue to: (a) any holder of a Class A Share that is a Permitted Holder that the number of FSD New Class A Shares as is equal to the number of Class A Shares previously held by each such holder and (b) to any holder of a Class A Share that is not a Permitted Holder, at the discretion of the Board of Directors of FSD, either (x) that number of FSD New Class A Shares as is equal to the number of Class A Shares previously held by each such holder; or (y) that number of FSD New Class B Shares as is equal to the number of Class A Shares previously held by each such holder.

- Distribute a number of Celly Nu shares equal to the number of FSD New Class A Shares held, in accordance with the provisions of Article 4 of the POA.

- Each FSD Option outstanding before the POA will be deemed to be exchanged for one FSD New Option, with each FSD New Option having an exercise price equal to the original exercise price for the FSD Option being exchanged.

- Each FSD Distribution Warrant outstanding before the closing of the

POA will be deemed to be exchanged for: (a) one FSD New Distribution Warrant with each FSD New Distribution Warrant having an exercise price equal to the original exercise price for the FSD Distribution Warrant being exchanged; and (b) one Celly Nu Share.

- Each FSD Non-Distribution Warrant outstanding before the closing of the POA will be deemed to be exchanged for: (a) one FSD New Non-Distribution Warrant with each FSD New Non-Distribution Warrant having an exercise price equal to the original exercise price for the FSD Non-Distribution Warrant being exchanged.

vii. The Proposed Transaction allows FSD to continue its focus on its medical and biotechnology R&D and commercialization efforts. FSD's principal focus has been attempting to move scientific R&D and developments through its commercialization pipeline. This has focused to-date on the treatment of neurodegenerative, inflammatory, and metabolic disorders with drug candidates in different stages of commercial development. The Proposed Transaction does not disrupt or alter FSD's fundamental focus.

viii. The POA does enable the Parties to pursue their own specific business strategies without being subject to diverse financial or other constraints of the businesses of the other entity, while providing new and existing FSD shareholders with a simpler investment strategy.

ix. The License Agreement doesn't transfer the Licensed IP to Celly Nu. FSD continues to own the Licensed IP. Furthermore, the License Agreement can be terminated by either party without any material obligation(s) to the other - meaning that ultimate control of the Licensed IP remains with FSD.

x. Private placements remain difficult for small biotechnology that have In-Process R&D and early-stage results as to possible commercialization. This is especially the case for biotechnology firms that have not developed "scale" commercial operations which neither FSD nor Celly Nu has done yet.

xi. Capital markets terms/conditions, although improving, still do not appear as favorable as at the Valuation Date as they once did, making separating different business models and rationalizing business messages is very important and essential to do.

The reader should note that ICC has opined solely on the fairness of FSD's proposed distribution of Celly Nu shares to all of the holders of FSD's Class A Shares, Class B Shares and FSD's Distribution Warrants. No other ICC opinion is given regarding FSD and/or Celly Nu and/or any of its other historical, existing and/or proposed transactions.

When one considers all of the above together, it is reasonable to conclude that the Proposed Transaction is fair, from a financial viewpoint to the Securityholders of FSD.

11.0 QUALIFICATIONS AND CERTIFICATE

11.1 Qualifications

The Report preparation, and related fieldwork and due diligence investigations, were carried out by Richard W. Evans, MBA, CBV, ASA and other parties of ICC, who were fully supervised by Mr. Evans.

Since 1994 Richard W. Evans has been involved in the financial services and management consulting fields and has been involved in the preparation of over 3,750 technical and assessment reports, business plans, business valuations, and feasibility studies.

Richard Evans has more than thirty years of experience working in the areas of valuation, litigation support, mergers & acquisitions and capital formation.

He has more than ten years of management experience in the high-tech field where he held various positions in technical support, development, marketing, project manager, channels management and senior management positions.

Prior to focusing on expanding and diversifying a small financial consulting firm, Richard was extensively involved in the high technology sector in Western Canada and the U.S. Pacific Northwest where he served for two years as the General Manager of Sidus Systems Inc. At Sidus he was directly responsible for managing the firm's US$15 million business operation throughout Western Canada and the Pacific Northwest.

Previous to this, he spent almost nine years with Digital Equipment of Canada Limited where he was involved in a technical support, sales, marketing, project management and eventually channels management capacity.

Mr. Evans has conducted numerous valuations and fairness opinions of more than 100 biotechnology and health sciences companies over the past many years in which his clients, their advisors, buyers, planners, accountants and the courts and regulatory bodies have been satisfied and relied on Mr. Evans as a qualified valuator.

Many of the reports he has authored have been used by various Canadian , U.S., European and Asian stock exchanges and regulatory bodies, the court systems in B.C., Alberta and Ontario as well as in the U.S. and Europe. He has also done work for public regulatory boards and groups worldwide involved in biotechnology, medical and health sciences.

Richard has been actively involved in the above professional services with hundreds of companies and has served as a board member for a select number of public and private firms. His area of professional expertise is in middle market and micro-cap companies, especially firms needing advice and assistance with their business plans, operating plans and valuations.

He has also undertaken work used on and relied upon by public companies and regulatory bodies in Canada, the United States, Europe and Asia.

Richard is extensively involved in sports coaching management and volunteer work throughout BC helping young adults and volunteer associations.

He obtained his Bachelor of Business Administration degree from Simon Fraser University, British Columbia in 1981 as well as completed his Master's degree in Business Administration at the University of Portland, Oregon in 1984 (where he graduated with honors). Richard holds the professional designations of Chartered Business Valuator and Accredited Senior Appraiser.

He is a member in good standing with both the Canadian Institute of Chartered Business and the American Society of Appraisers.

11.2 Certification and Independence

The analyses, opinions, calculations and conclusions were developed, and this Report has been prepared in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators and follows standards.

ICC was paid a professional fee, plus GST taxes for the preparation of the Report. The professional fee established for the Report has not been contingent upon the value or other opinions presented.

The authors of the Report have no present or prospective interest in the Parties and/or any other entity / company / property that is the subject of this Report.

ICC and Richard W. Evans have no personal interest with respect to any of the parties involved with any of the entities or properties described within this Report.

ICC and Richard Evans have relied on information and data provided to it by FSD's Board.

It is understood that this Report is solely for the information of FSD's Board and is rendered to the FSD Board in connection with its consideration of the Proposed Transaction and may not be used for any other purpose or relied upon by any other person without ICC's prior written consent.

Mr. Nick Standish
Managing Director
Intellectual Capital Corp.

Richard W. Evans, MBA, CBV, ASA
Chartered Business Valuator
Canadian Institute of Chartered Business Valuators
and
Accredited Senior Appraiser
American Society of Appraiser

FSD PHARMA

REPRESENTATION & WARRANTY LETTER

Board of FSD Pharma Inc.
199 Bay St., Suite 4000
Toronto, Ontario
Canada M5L 1A9

TO: Intellectual Capital Corp. **Attention: Nick Standish**
207 - 857 West Hastings Street
Vancouver, British Columbia
Canada V6C 3N9

Dear Sir:

Disclosure of Information for the Fairness Opinion (the "Report") regarding the Proposed Transactions involving FSD Pharma Inc. and Celly Nutrition Corp.

We acknowledge and confirm that FSD Pharma Inc. (the "Company") has provided all pertinent and necessary information, to the best of our knowledge and ability, to Intellectual Capital Corp. ("ICC") for their preparation of the Report, dated, for reference, October 20, 2023.

We further acknowledge that we reviewed the entire document and thereafter provided all necessary feedback and information to ICC so that ICC is now in a position to issue a signed Report.

In summary, we and all representatives of the Company have made full, true and plain disclosure to ICC concerning FSD and Celly Nutrition Corp. {"Celly Nu'} (the "Parties'), their assets and liabilities, the terms and conditions of the Proposed Transaction (all as stated in the Report) and all elements related to the Proposed Transaction – as is reflected in the Report.

We confirm, to the best of our knowledge and belief, the following representations made to you during the preparation of the Report:

1. We are responsible for the fair presentation of information regarding the history of the Parties and all aspects related to the Parties as defined in the Report. The Parties financial information provided by us is, to the best of our knowledge, accurate. The information contained in the Report represents accurately the history of the Parties and there are no facts or

FSD PHARMA

omissions of information that would materially affect the disclosures contained therein.

2. We have made available to you (to the best of your knowledge):

- Financial records and related data on the Parties and on all aspects of the Proposed Transaction and all related matters;
- Available financial data;
- Any material contracts and agreements; and
- Existing and previous data, documentation, and other information required for the completion of the Report

3. There have been, and are, no:

- Irregularities involving the Parties, and their directors, management or anyone else involved in the Proposed Transaction. or with any of the related parties to either form that have not been entirely disclosed.

- Communications from any government, court, commission or regulatory body or agency of the federal, provincial, or municipal governments or related bodies concerning any violations of any laws, regulations or rulings thereof concerning the Parties or any assets involved in the Proposed Transaction (to the best of our knowledge) and any related parties.

- Nor has there been any such violation or possible violations that could have any material effect on the Report.

5. We have no plans or intentions that may cause the representations, disclosures and information made in the Report to be inaccurate or misleading.

6. As at the date of the Report there are no issues of litigation threatened or implied, including any class action lawsuits or shareholder dissent remedies, actions against the Parties or the planned go-forward entities not disclosed in the Report.

7. As at the date of the Report no minority shareholder interests (to the best of our knowledge), or any related parties or non-arms' length parties are presently being oppressed in any manner.

8. The Parties are in good standing with all securities regulators and there is no litigation(s) pending or threatened.

9. The Parties (to the best of our knowledge) has satisfactory title to all of their assets as described in the Report, and there are no liens or encumbrances on such assets nor has any assets been pledged, except as disclosed in the Report.

10. We have reviewed the Scope of Work conducted by ICC and all of the Assumptions made in the Report. We understand the scope of work conducted by ICC and all of the assumptions made. We – the Board of FSD - concurrent that the Scope of Work conducted and the assumptions are reasonable and logical.

11. No events have occurred subsequent to the date of the Report that would require amendment, revision, or disclosure in the Report.

12. There is no material facts, data or information regarding the Parties that is not disclosed in the Report that would be material to its conclusions (to the best of our knowledge).

We declare that we have provided ICC and Richard W. Evans with complete, full, true, and plain disclosure about the Parties as set out in the Report (to the best of our knowledge).

Given that we declare all of the above to be accurate, complete and true, we are now in agreement that ICC may immediately issue to the Members of the Board a final, signed Report.

Yours very truly,

Member of the Board of the FSD Pharma Inc.

DocuSigned by:
Zeeshan Saeed
C7ABBFF254864A6...

Signature	Printed Name
Entity Representing	Title or Position
Date	

APPENDICES

Appendix 1.0 – Management Information Circular

Appendix 2.0 – FSD / LPI and Celly Nu License Agreement

Appendix 3.0 – FSD and Celly Nu Loan Agreement

Appendix 1.0 – Management Information Circular

Not attached here (due to space and the fact that the Fairness Opinion will be attached to the Circular). The Circular is available to all shareholders directly from FSD

Appendix 2.0 – FSD / LPI and Celly Nu License Agreement

EXCLUSIVE INTELLECTUAL PROPERTY LICENSE AGREEMENT

THIS AGREEMENT is made on July 31, 2023,

BETWEEN **FSD PHARMA INC.**, a corporation existing pursuant to the laws of the Province of Ontario and having an office located at 199 Bay Street, Suite 4000, Toronto, ON M5L 1A9 ("**FSD**")

AND **CELLY NUTRITION CORP.**, a corporation existing pursuant to the laws of the Province of British Columbia and having an office located at 595 Burrard Street, Suite 1000, Vancouver, British Columbia V7X 1S8 (the "**Licensee**")

AND **LUCID PSYCHECEUTICALS INC.**, a corporation existing pursuant to the laws of the Province of Ontario and having an office located at 55 University Avenue, Suite 1003, Toronto, Ontario M5J 2H7 ("**Lucid**" and together with FSD, "**Licensor**")

RECITALS:

A. Licensor is in the business of, among other things, granting licences to the registered trademarks "ALCOHOLDEATH™" and "UNBUZZD™" in the dietary supplement and natural health product industry for the recreational market, as registered, licensed or retained by common law by FSD's wholly owned subsidiary, Lucid, and including without limitation, pursuant to the intellectual property registrations listed on Schedule "A" hereto (the "**Licensed IP**").

B. The Licensee is entering the business of producing, marketing and selling dietary supplement and natural health products for recreational use worldwide (the "**Territory**").

C. Licensor is the sole and exclusive owner of the Licensed IP;

D. The Licensee has requested that Licensor grant it an exclusive licence to utilize the Licensed IP and Commercialize the Licensed Products (as defined below) and the Licensed IP in the Territory in connection with the Business (as defined below).

E. Licensor is willing to grant, and the Licensee is willing to accept, an exclusive licence to the Licensed IP for the producing, processing, packaging, marketing and sales of recreational products, as proposed by Licensee and approved in writing by Licensor, in its sole discretion, acting reasonably and in good faith, and distributed, marketed and sold by Licensee exclusively in the Territory (as applicable) and exclusively under the Licensed IP (the "**Licensed Products**").

NOW IT IS AGREED, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), as follows:

1 DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set out:

"Affiliate" has the meaning given in the Corporations Act.

"Agreement" means this exclusive intellectual property license agreement, including all schedules, exhibits and all amendments or restatements, as permitted.

"Anti-Dilution Warrant Certificate" means the warrant certificate containing certain anti-dilution provisions, substantially in the form attached hereto as Schedule "B";

"Associate" has the meaning given to that term in the Corporations Act and also includes any individual who, or any corporation or other form of business organisation which, in any country directly or indirectly (including through intermediaries), is Controlled by, or is under common Control

with, or Controls, a party.

"Board" means the board of directors of the Licensee.

"Business" means the business of producing, processing, packaging, marketing and sales of recreational products worldwide, from time to time.

"Business Day" means a day on which the banks are open for business in Toronto, Ontario other than a Saturday, Sunday or public holiday in Toronto, Ontario.

"Change of Control" means, with respect to a Party, directly or indirectly (i) an acquisition of such Party by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation but excluding any merger effected exclusively for the purpose of changing the domicile of such Party), or (ii) a sale of all or substantially all of the assets of such Party, so long as in either case such Party's equity holders of record immediately prior to such event will, immediately thereafter, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity.

"Claim" includes a claim, notice, demand, action, proceeding, litigation, investigation, judgment, damage, Loss, cost, expense or liability however arising, whether present, unascertained, immediate, future or contingent, whether based in contract, tort or statute and whether involving a third party or a party to this Agreement.

"Commercialize" means to:

(a) in relation to a patented product, to use, make, manufacture, have made or manufactured, sell, advertise, promote, distribute, hire or otherwise dispose of the product, or to keep if for the purpose of doing any of those things;

(b) in relation to a patented method or process, to use the method or process or do any act referred to above in respect of a product resulting from such use;

(c) in relation to an article the subject of a registered design, to exercise any of the rights exclusive to the owner of the registered design;

(d) in relation to any work or other subject matter the subject of copyright, to exercise any of the rights exclusive to the owner of the copyright; and

(e) exercise any other Intellectual Property Rights exclusive to Licensor with respect to the Licensed IP,

and "**Commercialization"** has a referable meaning.

"Commercialization Revenue" means the total gross invoiced prices (or if no invoice is generated for a sale, the total sales price) of Licensed Products sold by the Licensee or its Associates, less the sum of the following actual and customary deductions where applicable and separately listed:

(a) cash, trade or quantity discounts;

(b) sales, use, tariff, import/export duties or other taxes or levies (other than income tax) imposed on sales;

(c) credits to customers because of rejections or returns;

(d) markdown support for discontinued items; and

(e) trade funding and retailer charges including slotting fees, listing fees, category line review fees, coop funding, supplier merchandising allowances, administrative fees, new item fees, promotion scan backs, promotion advertising fees;

and includes the fair market value of all other consideration received by the Licensee or its Associates in respect of Licensed Products, whether such consideration is in cash, payment in kind, exchange or other form. For the purpose of transfers between the Licensee and its Associates the amount will be the greater of the amount payable by the Affiliate to the Licensee (if any) and the amount the Affiliate sells the Licensed Products upon an ultimate sale to a third party.

"Confidential Information" means all information that a party receives or otherwise becomes aware of and that the party ought reasonably know is regarded as confidential by the Disclosing Party, and includes any information in relation to a party's business, operations, dealings, employees, students, contractors, finances, policies, plans, inventions, discoveries, research, technology or Intellectual Property Rights, irrespective of whether that information was disclosed before, on or after the date of this Agreement.

"Control" has the meaning given in the Corporations Act.

"Corporations Act" means the *Business Corporations Act* (Ontario);

"Disclosing Party" means a party that is disclosing Confidential Information or of whose Confidential Information another party becomes aware.

"Dispute" means a dispute, controversy or Claim arising out of, relating to or in connection with this Agreement or the Licence, including any question regarding the breach or termination of this Agreement or the Licence.

"Effective Date" means the date of this Agreement.

"Financial Year" means the financial year of the Licensee, being the financial year ending July 31.

"Go-Public Transaction" means (i) a transaction with a capital pool corporation or other entity that is a reporting issuer in at least one jurisdiction of Canada by way of plan of arrangement, amalgamation, reverse take-over, qualifying transaction, or any other business combination or similar transaction pursuant to which securities of the Licensee (or securities of the resulting issuer) are listed on a recognized stock exchange in Canada or the United States, (ii) an initial public offering or other similar transaction (including a privately placed offering followed by a listing of securities) and listing of securities of the Licensee on a recognized stock exchange in Canada or the United States, or (iii) an acquisition, whether by merger, amalgamation, plan of arrangement, share purchase or other similar transaction by a person, or group of persons, of all of the outstanding securities of the Licensee.

"Government Agency" means any government, governmental, semi-governmental, administrative, fiscal or judicial body department, commission, authority, tribunal, agency or entity (including those constituted or formed under any statute) where the department, entity, agency, authority, commission, corporation or body is subject to the control or direction of any government in a country where the relevant party to this Agreement operates.

"Gross Profits" means, for each Financial Year or other period, an amount equal to the Licensee's total income (or loss) for such year or period, determined in accordance with generally accepted accounting principles.

"Improvements" means any improvement, variation, modification, adaptation or further development of the Licensed IP developed by the Licensee or Licensor, or both.

"Insolvency Event" means the occurrence of any one or more of the following events regarding any party to this Agreement:

(a) a meeting has been convened, resolution proposed, petition presented or order made for the winding up of that party;

(b) a receiver, receiver and manager, provisional liquidator, liquidator, or other officer of the Court, or other person of similar function has been appointed regarding all or any material asset of the party;

(c) a security holder, mortgagee or chargee has taken attempted or indicated an intention to exercise its rights under any security of which the party is the security provider, mortgagor or chargor; or

(d) an event has taken place with respect to the party which would make, or deem it to be, insolvent under any law applicable to it.

"Intellectual Property Rights" means all present and future rights conferred by statute, common law or equity in any jurisdiction in or in relation to any registered or unregistered industrial or intellectual property rights anywhere in the world including any rights in respect of:

(a) patents or rights concerning any discovery, invention, process, process improvement, procedure, manufacturing method, technique or information regarding the chemical or genetic composition of materials (whether patentable or not);

(b) confidential information and any right to have such information kept confidential;

(c) trademarks, business names or trading styles (whether registered or not);

(d) copyright material and similar or neighbouring rights;

(e) data or databases;

(f) registered or registrable designs;

(g) plant breeder rights or other proprietary information concerning genetic or biological material or engineering processes; and

(h) eligible layouts or protectable computer programs; and

(i) other results of intellectual activity in the industrial, commercial, scientific, or literary or artistic fields, as well as any right to seek registration of, or to take action for infringement of, any such rights.

"knowledge of" (or similar phrases) means, (i) with respect to Licensor, the actual knowledge of its directors and officers, after reasonable investigation and due enquiry, or (ii) with respect to Licensee, the actual knowledge of its directors and officers, after reasonable investigation and due enquiry;

"Licence" means the licence granted in section 2.

"License Fee" has the meaning given to that term in section 5.

"Licensed IP" means all of Licensor's Intellectual Property Rights relating to the Licensed Products under development, specifically in relation to the licensed trademarks "ALCOHOLDEATH™" and "UNBUZZD™, including any information in connection with the trademark applications, label designs, manufacturing, marketing and sales of the Licensed Products, for the consumer market in the Territory, as further described in Schedule "A".

"Licensed IP Purchase Proposal" has the meaning given to that term in section 7.

"Licensed Product" means any consumable recreational health supplement or product that utilizes or is derived from the Licensed IP that Licensor has authorized Licensee to cause to have produced, marketed and sold in the Territory, pursuant to and in accordance with this Agreement, and shall not include Wholesale Apparel & Promotional Material.

"Litigation Matter" means the ongoing litigation matter involving FSD, as further set forth in Schedule "C" hereto.

"Loan Agreement" means the loan agreement between the Licensee and Licensor pursuant to which the Licensee is loaned $1,000,000 in aggregate with such monies to be used as working capital.

"Loan Repayment Date" means the date that is the 3rd anniversary of the "Commencement Date" (as that term is defined in the Loan Agreement.

"Loss" includes any loss, damage, cost, charge, liability (including Tax liability) or expense (including legal costs and expenses).

"Moral Rights" means rights of integrity, rights of attribution and other rights of an analogous nature which may now exist or which may exist in the future under the *Copyright Act* (R.S.C., 1985, c. C-42) or under the law of a country other than Canada.

"Quarter" means a three-month period ending on March 31, June 30, September 30 and December 31.

"Recipient" means a party receiving or that has received Confidential Information from a Disclosing Party.

"Royalty" means an amount equal to 7% of the Commercialization Revenue generated by the Licensee each Quarter during the Term until a total amount of Royalty in the amount of $250,000,000 has been paid to Licensor at which point the rate is reduced to 3%.

"Tax" means all forms of taxes, duties, imposts, charges, withholdings, rates, levies or other governmental impositions of whatever nature and by whatever authority imposed, assessed or charged together with all costs, charges, interest, penalties, fines, expenses and other additional statutory charges, incidental or related to the imposition.

"Term" means the term of this Agreement as described in section 20.1.

"Third Party Licensor" means any third party from which Licensor has received a license or sublicense for the right to Commercialize the Licensed IP.

"UNBUZZD™ Intellectual Property Rights" has the meaning given to that term in section 7.

"Wholesale Apparel & Promotional Material" means any products, other than Licensed Products, approved by Licensor and bearing the Licensed IP, sold or physically displayed by Licensee, including, but not limited to, all merchandise related to the Licensed Products (e.g., clothing, hats, accessories, etc.), physical marketing collateral, event sponsorship collateral, brand ambassador content, celebrity endorse material, advertising across all forms of media (including social media and other forms of digital media).

1.2 **INTERPRETATION**

In this Agreement, unless the context otherwise requires:

(a) a reference to:

(i) the singular includes the plural and the plural includes the singular;

(ii) words importing gender includes all genders;

(iii) a recital, section, schedule or annexure is a reference to a section of or recital, schedule or annexure to this Agreement and references to this Agreement include any recital, schedule or annexure;

(iv) any contract (including this Agreement) or other instrument includes any variation or replacement of it and as it may be assigned or novated;

(v) a statute, ordinance, code or other law includes subordinate legislation (including regulations) and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(vi) a person or entity includes an individual, a firm, a body corporate, a trust, an unincorporated association or an authority;

(vii) a person includes their legal personal representatives (including executors), administrators, successors, substitutes (including by way of novation) and permitted assigns;

(viii) a group of persons is a reference to any two or more of them taken together and to each of them individually;

(ix) an entity which has been reconstituted or merged means the body as reconstituted or merged, and to an entity which has ceased to exist where its functions have been substantially taken over by another body, means that other body;

(x) a reference to a day or a month means a calendar day or calendar month;

(b) unless expressly stated, no party enters into this Agreement as agent for any other person (or otherwise on their behalf or for their benefit);

(c) the meaning of any general language is not restricted by any accompanying example, and the words 'includes', 'including', 'such as', 'for example' or similar words are not words of limitation;

(d) the words 'costs' and 'expenses' include reasonable charges, expenses and legal costs on a full indemnity basis;

(e) headings and the table of contents are for convenience only and do not form part of this Agreement or affect its interpretation;

(f) if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(g) the time between two days, acts or events includes the day of occurrence or performance of the second but not the first day act or event;

(h) if the last day for doing an act is not a Business Day, the act must be done instead on the next Business Day; and

(i) a provision of this Agreement must not be construed to the disadvantage of a party merely because that party was responsible for the preparation of this Agreement or the inclusion of the provision in this Agreement.

2 GRANT OF LICENCE

2.1 From the Effective Date, Licensor grants the Licensee an exclusive, irrevocable, sublicensable right, licence and privilege to use and Commercialize the Licensed IP (including the goodwill associated therewith) in the Territory in or in association with the Business, specifically for the manufacture, marketing, sale and distribution of the Licensed Products within the Territory for the duration of the Term.

2.2 The Licensee must not Commercialize the Licensed IP other than in accordance with this Agreement.

2.3 The Licensee agrees not to:

(a) use the Licensed IP for any purpose or in any manner that exceeds the scope of the Business and the rights of the licence granted to the Licensee hereunder;

(b) use and the Licensed IP outside of the Territory; or

(c) supply Licensed Products for use, sale, distribution, or resupply outside of the Territory.

2.4 Licensor agrees to:

(a) make all Licensed IP available to the Licensee in accordance with this Agreement;

(b) provide training and instruction for the use of the Licensed IP to select officers, employees, contractors and consultants of the Licensee, as reasonably required by the Licensee for the operation of the Business and in a manner consistent with the commercially sensitive nature of the Licensed IP;

(c) obtain and maintain intellectual property protections for the Licensed IP in the Territory; and

(d) keep confidential the Licensed IP and ensure that it does not disclose the Licensed IP to any person in the Territory other than the Licensee or its designees, unless otherwise compelled by any applicable law.

2.5 Licensor will, if requested by the Licensee, procure that its employees consent to the infringement of any Moral Rights subsisting with respect to the Licensed IP, other than the right not to have work falsely attributed.

3 EXCLUSIVITY

3.1 The parties acknowledge and confirm that, subject always to sections 2 and 4, the Licensee shall not grant any other person any right or licence to Commercialize the Licensed IP in the Territory in connection with:

(a) any good, service, or product which is the same or substantially similar to the Licensed Products;

(b) any good, service, or product which is prohibited by applicable laws or in respect of which such activities are prohibited by applicable laws; or

(c) any good, service, or product, in any manner, without all necessary licenses, permits and authorizations required under applicable laws (for greater certainty, including though channels not authorized by applicable laws (i.e., the "black market").

3.2 Nothing herein restricts Licensor's use of the Licensed IP outside the Territory.

4 SUB-LICENCING

(a) The Licensee may sub-license the Licensed IP in the Territory only in accordance with this Agreement provided the Licensee provides prior written notice to Licensor.

(b) Any sub-licence agreement must not grant any rights to the sub-licensee which are inconsistent with the scope of the rights granted by this Agreement and must impose:

(i) terms on the sub-licensee that are consistent with the terms set out in this Agreement;

(ii) confidentiality obligations on the sub-licensee which are no less onerous than the confidentiality obligations set out in section 18 of this Agreement;

(c) The Licensee must provide Licensor with a full copy of the executed sub-licence between the Licensee and any sub-licensee within fourteen (14) days after execution of such agreements. Licensor agrees not to disclose the terms of such agreements to a third party unless required by law.

(d) Any sub-licences granted by the Licensee under this section 4 will automatically terminate upon the termination of this Agreement.

5 LICENSE FEE AND ROYALTY

5.1 The Licensee agrees to pay to Licensor a license fee (the "**License Fee**") on and from the Effective Date, payable as follows:

(a) The issuance of 100,000,0000 common shares in the capital of the Licensee on the Effective Date, to be registered and delivered as directed by Licensor in writing; and

(b) The issuance of the executed Anti-Dilution Warrant Certificate, to be registered and delivered as directed by Licensor in writing.

5.2 The Licensee agrees to pay to Licensor the Royalty on and from the date the Licensee commences manufacture or procures the manufacture of the Licensed Products in the Territory using the Licensed IP until the termination of this Agreement in accordance with section 20.

5.3 Royalties are to be paid by the Licensee within twenty-five (25) Business Days after the end of each

Quarter and in each case.

5.4 For the avoidance of doubt, no Royalty will be payable unless and until the Licensee commences manufacture or procures the manufacture of the Licensed Products in the Territory using the Licensed IP.

5.5 The parties agree that the Royalty will be calculated on the basis of Commercialization Revenue, determined through end of Financial Year reconciliations provided by the Licensee and approved by the Board.

5.6 No Royalty will be payable for the use of Licensed IP for Wholesale Apparel & Promotional Material. The Licensee is granted the right to utilize the Licensed IP solely for the purpose of creating and distributing Wholesale Apparel & Promotional Material, including but not limited to advertisements, marketing campaigns, press releases, and social media content, without incurring any financial obligations towards the Licensor in the form of Royalties or other related fees.

6 REVENUE REPORTS

6.1 Each payment of License Fees and Royalties to Licensor must be accompanied by a report that sets out:

(a) the basis upon which Commercialization Revenue was calculated by the Licensee including the number of units of each particular Licensed Product sold;

(b) the basis upon which the License Fees and Royalties were calculated by the Licensee;

(c) the License Fees and Royalties payable by the Licensee to Licensor for the relevant Quarter; and

(d) any other additional details as may reasonably required by Licensor from time to time.

6.2 All royalty payments are to be made in Canadian dollars, to the bank account nominated by Licensor. Licensor must bear any currency conversion charges and bank charges incurred by the Licensee.

7 RIGHT OF FIRST OFFER AND CHANGE OF CONTROL

7.1 FSD shall retain the right to make a bona fide offer to the Licensee with respect to the repurchase of the Licensed IP. In the event that the FSD wishes to proceed with purchasing the Licensed IP, FSD shall give notice in writing to Licensee stating the terms, conditions and purchase price of such purchase proposal (the "**IP Purchase Proposal**"), and Licensee shall offer to FSD the exclusive right and opportunity to negotiate a potential purchase of the Licensed IP on mutually acceptable terms between FSD and the Licensee, acting reasonably.

7.2 FSD shall grant Licensee the right to purchase the Intellectual Property Rights with respect to the UNUZZD™ trademark (the "**UNBUZZD™ Intellectual Property Rights**"), on terms, conditions, and at a purchase price to be negotiation between FSD and the Licensee at such time, in the event that the Board votes to approve of a Licensee Change of Control or a Go-Public Transaction. In the event of a Change of Control of the Licensee or the consummation of a Go-Public Transaction by the Licensee, the Licensee's obligation to pay the Royalty in respect of the Licensed IP will survive at a reduced rate of 3%, until a total amount of Royalty in the amount of $250,000,000 has been paid to Licensor. In the event of a Change of Control of the Licensee, the Licensee's Board may negotiate with FSD to reduce or eliminate the Royalty.

7.3 In the event of a Change of Control in respect of FSD, all right, title and interest in and to the UNBUZZD™ Intellectual Property Rights shall be transferred to the Licensee, and the Licensor will use its commercially reasonable efforts to assist with the transfer of those UNBUZZD™ Intellectual Property Rights to the Licensee.

8 RECORDS, INSPECTION AND REPORTING

8.1 The Licensee agrees to keep true and accurate records in relation to all matters connected with the Licence, this Agreement and the Commercialization of the Licensed IP, including all records and accounts (maintained in accordance with generally accepted accounting standards) relevant to:

(a) prosecution and maintenance of the registration of any Licensed IP and any other Intellectual Property Rights subsisting with respect to the Licensed IP;

(b) the Licensee's progress in Commercialising the Licensed IP;

(c) the Licensee's development and business plans in respect of the Licensed IP;

(d) exploitation of the Licensed IP by the Licensee and distributors;

(e) Licensed Products created or supplied by the Licensee;

(f) Commercialization Revenue;

(g) royalties payable to Licensor;

(h) other Commercialization agreements; and

(i) any other matter which Licensor reasonably requires the Licensee to maintain records of.

8.2 Subject to receipt of not less than five (5) Business Days prior written notice, the Licensee agrees to make the records referred to in section 8.1 available electronically for Licensor (or its nominee).

8.3 If after a review of the Licensee's records, Licensor identifies a shortfall in the amount paid to it by the Licensee pursuant to this Agreement, the Licensee must pay the shortfall within thirty (30) days of receiving a written request by Licensor (such notice must include the calculations and working papers which identified the shortfall). If the shortfall paid for a particular period is more than 5% of the total amount payable to Licensor for that period, then the Licensee will also pay Licensor's reasonable costs and expenses in undertaking the review.

8.4 Within fourteen (14) days of request by Licensor, the Licensee must provide Licensor with a written report as to:

(a) any of the matters in relation to which the Licensee is required to maintain records in accordance with section 8.1;

(b) the status of any registrable Intellectual Property Rights in relation to the Licensed IP; and

(c) any other matter reasonably requested by Licensor.

8.5 Within sixty (60) days of the Financial Year end, the Licensee must provide to Licensor an annual statement containing:

(a) a description of all Licensed Products sold, delivered or otherwise disposed of, during that period; and

(b) a detailed summary of Commercialization Revenue during that period showing all revenue received and all deductions applied in the calculation of the Commercialization Revenue.

9 LICENSEE'S OBLIGATIONS

9.1 The Licensee agrees to use its commercially reasonable efforts to Commercialize the Licensed IP and maximise distribution of the Licensed Products in the Territory during the Term. Further to this obligation, the Licensee agrees to:

(a) use its commercially reasonable efforts to sell and market Licensed Products in the Territory;

(b) use its commercially reasonable efforts to meet market demand for the Licensed Products in the Territory, including, but not limited to, ensuring the Licensed Product inventory remains sufficiently supplied at all times to meet forecasted demand (pursuant to metrics to be agreed upon by the parties) and Licensor will use its commercially reasonable best efforts to review, in a timely manner, the requests of Licensee which could reasonably have an impact on Licensee fulfilling its obligations hereunder. The parties would work together in good faith to have at least one (1) Licensed Product (available in multiple flavours) ready for sale as soon as possible following the execution of the Licensing Agreement, but in no event later than the date to be agreed upon by the parties in the Licensing Agreement.

(c) obtain all necessary regulatory approvals in the Territory for the Commercialization of the Licensed Products; and

(d) not engage in any Commercialization of the Licensed IP for any other purposes other than in accordance with this Agreement.

9.2 The Licensee will Commercialize the Licensed IP and ensure that it is Commercialized:

(a) with all due care and skill and in a good and workmanlike manner;

(b) in a manner which meets all legal requirements and specifications of any safety, quality or other standards and all product liability laws applicable where the particular Licensed Product is to be Commercialized; and

(c) in accordance with high professional and ethical standards of behaviour.

9.3 The Licensee will enter into a distribution agreement with FSD to grant FSD the right to distribute the Licensed Product in Canada.

10 MUTUAL OBLIGATIONS

10.1 The parties agree to use their commercially reasonable efforts as follows:

(a) the Licensee will use its commercially reasonable efforts to meet market demand for the Licensed Products in the Territory, including, but not limited to, ensuring the Licensed Product inventory remains sufficiently supplied at all times to meet forecasted demand (pursuant to metrics to be agreed upon by the parties);

(b) Licensor will use its commercially reasonable best efforts to review, in a timely manner, the requests of Licensee which could reasonably have an impact on Licensee fulfilling its obligations hereunder; and

(c) the parties will use their commercially reasonable efforts to have at least one (1) Licensed Product (available in multiple flavours) ready for sale as soon as possible following the execution of this Agreement, but in no event later than twelve (12) months following the Effective Date.

11 INTELLECTUAL PROPERTY OWNERSHIP

11.1 The Licensee acknowledges the validity of the Licensed IP and agrees that Licensor is the sole and exclusive owner of all Intellectual Property Rights subsisting with respect to the Licensed IP and nothing in this Agreement transfers any of those Intellectual Property Rights to the Licensee.

11.2 The Licensee acknowledges and agrees that all right, title and interest in and to the Improvements to the Licensed IP generated by the Licensee will be owned by Licensor and will immediately vest in Licensor.

11.3 The Licensee must not directly or indirectly:

(a) use the Licensed IP as part of the name of any entity or trade name, domain name, or within any prefix, suffix, or other modifying words, terms, designs, or symbols, or in any modified

form that is inconsistent with the terms of this Agreement;

(b) challenge Licensor's ownership of the Intellectual Property Rights subsisting with respect to the Licensed IP;

(c) challenge any Third Party Licensor's ownership of the Intellectual Property Rights subsisting with respect to any Licensed IP;

(d) use the Licensed IP in connection with the sale of any unauthorized product or service other than the Licensed Products;

(e) oppose, or assist any third party to oppose, the grant of any patent or other registered right pursuant to any application in relation to the Licensed IP;

(f) dispute, or assist any third party to dispute, the validity of any Intellectual Property Rights subsisting with respect to the Licensed IP; or

(g) engage, or assist, intentionally or recklessly, any third party to engage, in any other conduct, directly or indirectly, that would infringe upon, harm, mislead or contest the rights of Licensor in the Licensed IP or endanger the capacity of any Licensed IP to be protected by statutory registration, or that would threaten the validity of any such registration.

11.4 Licensor will be the sole owner of any Improvements, whether created by Licensee or Licensor, and may at its discretion apply for patents and other Licensed IP Rights anywhere in the world in its own name with respect to any Improvements.

11.5 If requested by the Licensee, Licensor must at the Licensor's cost promptly sign all documents and provide the Licensee with any information or assistance that the Licensee requires for the purpose of taking any action pursuant to section 11.4.

11.6 If requested by Licensor, the Licensee must at Licensor's cost promptly sign all documents and provide Licensor with any information or assistance that Licensor requires for the purpose of taking any action pursuant to section 11.4.

11.7 To the extent necessary to give effect to section 11.2, the Licensee must assign, encumbrance free, on its creation or acquisition (at Licensor's sole cost) all rights, title and interest in the Intellectual Property Rights in any Improvements to the Licensed IP generated by the Licensee.

11.8 The Licensee shall not apply for any registrations of the Licensed IP in the name of the Licensee.

12 INTELLECTUAL PROPERTY PROTECTION

12.1 The Licensor shall apply for, prosecute and maintain such patent/s or other Licensed IP Rights with respect to the Licensed IP as are commercially and legally reasonable.

12.2 Any patent/s or other Licensed IP Rights with respect to the Licensed IP must be filed and registered in the name of Licensor.

12.3 Licensor will, at the cost of the Licensor, do everything reasonably necessary to assist the Licensee to obtain registration of registrable Licensed IP.

12.4 Licensor agrees that it will keep the Licensee informed of all progress in relation to any applications to register patents or other Intellectual Property Rights with respect to the Licensed IP including by instructing its patent attorneys to provide Licensee with copies of all documents and correspondence relating to filing, prosecution and maintenance and any oppositions or other challenges to validity.

12.5 If:

(a) Licensee requests the Licensor in writing to file any patent or other Licensed IP Right with respect to any Licensed IP, and the Licensor declines or fails to do so within thirty (30) days from the request by Licensee; or

(b) Licensor decides that it does not wish to continue to prosecute or maintain any patent or

other Licensed IP Right with respect to any Licensed IP, it must provide Licensee with notice in writing at least thirty (30) days in advance and,

then:

(c) Licensee may proceed to do so solely at its own expense; and

(d) the Intellectual Property Rights relating to that application or registration will no longer be subject to the provisions of this Agreement, and the Licensor will have no rights in relation to the same (including under the Licence).

12.6 Licensor must pay directly all fees, costs and expenses (including patent attorney and legal fees and expenses) in connection with the filing, prosecution and maintenance of any patent or other Licensed IP Right with respect to any Licensed IP, including any costs and expenses incurred in dealing with any opposition to any applications for such registrations or any challenge to the validity of such registrations.

13 INTELLECTUAL PROPERTY ENFORCEMENT

13.1 The Licensee must promptly notify Licensor with respect to any:

(a) infringement of any Intellectual Property Rights subsisting with respect to the Licensed IP in the Territory; or

(b) opposition or challenge to the validity of any Intellectual Property Rights relating to the Licensed IP in the Territory,

that comes to the attention of the Licensee, and provide any information requested by FSD and which Licensee has knowledge with respect to any such infringement, opposition, or challenge.

13.2 Licensor will, at its sole discretion and at the cost of the Licensor, take action against any third party in respect of any infringement of any Intellectual Property Rights subsisting with respect to the Licensed IP as may be commercially and legally reasonable.

13.3 If, upon the Licensee's notification to the Licensor of any infringement, opposition, or challenge concerning the Licensed IP, the Licensor declines to take action against the relevant third party, the Licensee reserves the right, at its own discretion and expense, to initiate action against any third party for any infringement of the Intellectual Property Rights associated with the Licensed IP, provided that such action is deemed commercially and legally reasonable.

13.4 Subject to section 12.5, nothing in this Agreement compels either party to institute or prosecute proceedings or take any other action in relation to any:

(a) third party infringement of any Intellectual Property Rights subsisting with respect to the Licensed IP;

(b) defend any opposition, claim or cross-claim asserting invalidity of any Intellectual Property Rights subsisting with respect to the Licensed IP.

13.5 The Licensee must not agree to settle any litigation, opposition or challenge where such settlement will affect the rights of Licensor, without the prior written consent of Licensor.

14 COMMERCIALIZATION RESPONSIBILITIES AND RISK

14.1 The Licensee will at its sole cost and risk be responsible for all actions required to Commercialize the Licensed IP including but not limited to any further development required to ensure that the Licensed IP is commercial ready, manufacturing, assembly, testing, promotion, sales, delivery, installation, support, and returns. Licensor may continue to conduct research and development activities in the area of alcohol intoxication, and the development of products for the treatment of alcohol intoxication and related conditions, such products potentially having multiple applications across several market segments. Licensor will discuss such developments with the Licensee as

they occur, and the Licensee will be granted the right to purchase the Intellectual Property Rights associated with such developments and technologies.

14.2 The Licensee will be responsible for negotiating directly with any third parties that the Licensee may require for further development of the Licensed IP.

14.3 The Licensee must:

(a) Commercialize the Licensed IP in accordance with all applicable laws and regulatory requirements;

(b) take all necessary steps to ensure that all Licensed Products are:

(i) safe for their intended use; and

(ii) manufactured or provided with all due care and skill and in a good and workmanlike manner and in a manner which meets all legal requirements and specifications of any quality or other standards and all product liability laws; and

(iii) implement and maintain appropriate quality control standards in relation to its manufacturing and distribution systems.

15 WARRANTIES AND LIABILITY

15.1 Each party warrants that at the Effective Date:

(a) it has full corporate power and authority to enter into, execute and perform its obligations under this Agreement; and

(b) the execution of this Agreement and performance of its obligations under it will not breach any other agreement or obligation to which the party is a party or by which it is bound (including any obligation of confidence).

15.2 Subject to section 15.4, FSD warrants that as at the Effective Date:

(a) so far as Licensor is aware, it has all necessary rights to grant the licence set out in section 2 to the Licensee;

(b) so far as Licensor is aware, the Licensee's use of the Licensed IP in accordance with this Agreement will not infringe the rights of any third party;

(c) it has not granted any licences, or entered into arrangement, that would conflict with the rights granted to the Licensee under this Agreement;

(d) it owns or has the right to license the Licensed IP both legally and beneficially;

(e) subject to the grant of the licence to the Licensee in this Agreement, Licensor has the exclusive right to Commercialize the Licensed IP in the Territory;

(f) neither the Licensed IP nor the Licensed IP is not encumbered, mortgaged or charged in any way, nor subject to any lien;

(g) neither the Licensed IP nor the Licensed IP infringes any third party Intellectual Property Rights; and

(h) other than the Litigation Matter, there is no litigation pending (of which Licensor has been made aware) in respect of the Licensed IP to which Licensor is a party, and there is no claim or demand that has been received by Licensor from any person in relation to the Licensed IP.

(i) none of Licensor's directors, officers or employees have ever been convicted of any criminal offence or, to the best of the Licensor's knowledge, materially breached any laws, regulations or industry codes relating to responsible research practices, anti-bribery and

corruption, anti-money laundering or fundamental human rights including any prohibitions on child labour, slavery, forced labour and human trafficking.

15.3 Licensor must not during the term assign, sell or transfer ownership of the Licensed IP unless it first notifies the Licensee and procures the transferee to enter into an agreement with the Licensee pursuant to which the transferee agrees to recognise the licence granted to the Licensee on the terms of this Agreement.

15.4 Licensor must not during the term assign, sell or transfer its rights to the Licensed IP unless it first notifies the Licensee and procures the transferee to enter into an agreement with the Licensee pursuant to which the transferee agrees to recognise the licence granted to the Licensee on the terms of this Agreement.

15.5 For the purposes of section 15.2, the parties acknowledge and agree that the awareness by Licensor is based on the best actual knowledge of the members of Licensor's directors, officers and innovation commercial team involved in the negotiation of this Agreement and the inventors of the Licensed IP.

15.6 The Licensee warrants that as at the Effective Date:

(a) no action or proceeding is pending or is threatened against Licensee before any court, administrative agency or other tribunal which could impact upon Licensee's right, power and authority to enter into this Agreement or to carry out its obligations hereunder;

(b) the Licensee has sufficient expertise, skills and financial, technical and business resources to fulfil its obligations under this Agreement; and

(c) none of the Licensee's directors, officers or employees have ever been convicted of any criminal offence or, to the best of the Licensee's knowledge, materially breached any laws, regulations or industry codes relating to responsible research practices, anti-bribery and corruption, anti-money laundering or fundamental human rights including any prohibitions on child labour, slavery, forced labour and human trafficking.

(d) neither Licensor nor any of its representatives have made any representations or warranties:

(i) concerning the utility or patentability of any of the Licensed IP;

(ii) to the effect that the exercise of any rights in Licensed IP or Licensed IP does not infringe the rights of third parties (other than as set out in section 15.2(b));

(iii) in relation to the potential profits that may be realised from Exploitation of the Licensed IP; or

(iv) in relation to the quality, performance or capabilities of the Licensed Products;

(e) the Licensee is responsible for satisfying itself of the matters referred to in section 15.6(d); and

(f) the Licensee accepts the risks associated with the matters referred to in section 15.6(d) and bears the sole risk of Commercialising the Licensed IP, the quality or performance of Licensed Products or Services, or the claims of third parties arising from the Commercialization of such Licensed IP, or Licensed Products.

15.7 Notwithstanding any other section of this Agreement, the parties agree that Licensor is not liable to the Licensee and excludes all liability for consequential or incidental damages, third party claims or loss of profits, revenue, goodwill or opportunities in contract, tort, under any statute or otherwise (including negligence) directly or indirectly arising from or in any way directly or indirectly related to Licensor's gross negligence, breach of this Agreement, breach of any law, in equity, under indemnities or otherwise directly or indirectly relating to the Licensed IP or Licensed Products or the subject matter of this Agreement.

16 RELEASE AND INDEMNITY

16.1 Each of the Licensor and the Licensee release and indemnify the other Party, its respective Associates and their respective officers, employees, consultants and agents, or any one of them ("**Indemnitees**"), from and against all actions, Claims, proceedings and demands (including those brought by third parties), arising out of or in connection with a breach of such Party's warranties or obligations under this Agreement or the Commercialization of the Intellectual Property Rights subsisting with respect to the Licensed IP, including by its respective Associates.

16.2 Each of the Licensor and the Licensee indemnify and convent the other Party to keep indemnified each of the Indemnitees against all Claims whatsoever which may be taken, suffered or made against an Indemnitee or incurred or become payable by an Indemnitee in the course of, or in connection with any enforcement proceedings relating to the Intellectual Property Rights subsisting with respect to the Licensed IP ("**Enforcement Proceedings**") or other proceedings which result or arise in connection with any Enforcement Proceedings, whether the Indemnitee is a party to such proceedings or otherwise.

16.3 Without limiting the generality of section 16.2, the each of the Licensor and the Licensee indemnify and keep indemnified each Indemnitee in respect of all Claims incurred or arising in connection with:

(a) taking advice in respect of any Enforcement Proceedings, including reviewing and obtaining advice in relation to any Court processes such as attendance at any hearings and any documentation arising in connection with any Enforcement Proceedings, such as pleadings, evidence, judgments or other documents produced or drafted which may be used in the Enforcement Proceedings, including any of these in draft form;

(b) obtaining advice in relation to whether or not to become a party to or participate in any Enforcement Proceedings;

(c) any personnel giving evidence or otherwise becoming involved with the Enforcement Proceedings;

(d) assisting or being involved in any way in relation to the Enforcement Proceedings (whether as a party to those proceedings or otherwise); and

(e) any liabilities incurred by the Indemnitees (in their discretion) in respect of any of the matters set out in this section whether the Indemnitee's actions are in relation to existing matters or potential or apprehended matters.

16.4 Licensor agrees to indemnify and hold the Licensee harmless from any costs, damages, liabilities, and expenses (including legal fees) arising out of or related to the Litigation Matter. This indemnification shall apply to any claims, suits, or actions brought against the Licensee by third parties arising out of or related to the Litigation Matter. The Licensor shall assume all responsibility for defending the Litigation Matter and shall bear all costs and damages awarded against the Licensee, provided that the Licensee promptly notifies the Licensor in writing of any claim or legal action and cooperates fully in the defence of the Litigation Matter. However, the Licensor's indemnification obligation shall not apply if the Litigation Matter arises out of the Licensee's breach of this Agreement or any unauthorized actions or conduct by the Licensee. The Licensor's indemnification obligation under this clause shall survive the termination or expiration of this Agreement.

16.5 The indemnities in this section 16 are continuing obligations separate and independent from the other obligations of the parties.

16.6 It is not necessary for an Indemnitee to incur expense or make a payment before enforcing any indemnity conferred by this section 16.

16.7 This section 16 operates as a deed poll in favour of, and for the benefit of, each Indemnitee which is not a party to this Agreement and may be relied upon and enforced by each Indemnitee even if that Indemnitee is not a party to this Agreement.

17 INSURANCE

17.1 The Licensee must use its commercially reasonable efforts to take out, maintain and keep current, prior to the distribution of any Licensed Products, the following insurance from an insurer approved in advance by and reasonably acceptable to Licensor:

(a) a comprehensive public liability policy with a commercially reasonable limit of liability; and

(b) a product liability policy with a commercially reasonable limit of liability for each and every event from the time that Licensed Products are first sold.

17.2 The Licensee must, upon the written request of Licensor, provide Licensor with evidence of the currency of the insurance policies referred to in this section, within fourteen (14) days of the request.

18 CONFIDENTIALITY AND ANNOUNCEMENTS

18.1 Each party must keep the Confidential Information of the other party private and confidential and only use the Confidential Information of the other party for the purpose of performing its obligations or exercising its rights under this Agreement.

18.2 For clarity, it is agreed that the Licensee may disclose Licensor's Confidential Information to the extent reasonably required:

(a) for the purpose of filing, prosecuting or maintaining any patent, permit, registration and/or licence relating to the Licensed IP;

(b) in the exercise of its Commercialization rights granted under this Agreement; and

(c) to sub-licensees of the Licensee.

18.3 A party may disclose Confidential Information to its employees, officers, contractors, consultants, agents, directors and professional advisers (including lawyers, auditors and accountants) who are bound by obligations of confidence to the party. A party may not otherwise disclose any Confidential Information to any third party without the prior written consent of the Disclosing Party.

18.4 The obligation of confidence contemplated by this section does not apply to Confidential Information:

(a) that was already known to the Recipient as at the date of disclosure;

(b) that was in the rightful possession of the Recipient independently of any obligation of confidence;

(c) the Recipient can show is in the public domain otherwise than by breach of this Agreement or other obligation of confidence; or

(d) that is required to be disclosed under applicable law or the rules of any stock exchange, but only if the Recipient has given the Disclosing Party all available notice to enable the Disclosing Party to attempt to remove that requirement and the Recipient only discloses the minimum information required.

18.5 A party may at any time after the expiration or termination of this Agreement, by notice in writing to the other party, require the delivery to it of its Confidential Information and any copies in the possession or control of the Recipient. The Recipient must comply with such a notice within fourteen (14) days. Any part or copy of the Confidential Information that cannot be conveniently delivered by the Recipient to the Disclosing Party must be completely destroyed or permanently deleted, provided that the Recipient may retain copies that are stored on the Recipient's computer backup systems until they are deleted in the ordinary course. The Recipient will continue to be bound by this section with respect to such retained Confidential Information.

18.6 No party to this Agreement will make or permit any of its personnel to make any public announcement or communication in connection with this Agreement without previously agreeing the contents with the other party.

19 USE OF PARTY'S NAMES

Each party agrees that it will not use the name or trademarks of the other party in any advertising or publicity material or make any form of representation or statement which could constitute an express or implied endorsement by such other party of any Licensed Products and will not authorise others to do so, without the prior written consent of the other party. Such consent shall not be unreasonably withheld, delayed, or conditioned. Any material Licensee submits to Licensor shall be deemed approved if not disapproved in writing by Licensor within five (5) business days. If Licensor disapproves any materials, Licensor will notice Licensee of the specific reasons and provide suggested corrections and additions required to gain approval of the materials.

20 TERM AND TERMINATION

20.1 Subject to section 20.2, this Agreement and the Licence will commence on the Effective Date and will continue unless this Agreement is terminated in accordance with this section 20.

20.2 Either party may by notice to the other party terminate this Agreement and the Licence in the following circumstances:

(a) the other party is in breach of a material obligation under this Agreement:

(i) that is not capable of remedy; or

(ii) and does not remedy the breach within sixty (60) days of written notice being given to the other party requiring it to remedy the breach; or

(b) if permitted by law, the other party suffers an Insolvency Event.

20.3 This Agreement may be terminated by Licensor if, in the event of a Change of Control of the Licensee, Licensor, in its sole discretion, acting reasonably and in good faith, does not approve of the acquirer in such Change of Control receiving the benefits of this Agreement.

20.4 Upon the expiration or termination of this Agreement and the Licence:

(a) the Licensee and any sub-licensee will cease to have any rights to Commercialize any Licensed IP except to the extent necessary to exercise the rights conferred on the Licensee under section 20.4(c);

(b) the Licensee must pay all amounts due to Licensor under this Agreement at termination, on the earlier of the due date or within sixty (60) days of expiration or termination; and

(c) the Licensee will, for three (3) months or such longer period as agreed between the parties, after the date of termination have the right to Commercialize all stocks of Licensed Products in its possession or control as at the date of termination.

21 LIMITATION OF LIABILITY

21.1 Licensor acknowledges and agrees that the Licensee has made no representations to Licensor in relation to the profits that may be generated by the Licensee as a result of the grant of the licence in section 2 or as to the volume of orders that may be placed under any supply agreements between the parties.

21.2 To the maximum extent permitted by law, with the exception of the warranties expressly provided in this Agreement, all warranties, guarantees, conditions, representations and undertakings either express or implied are excluded.

22 DISPUTES

22.1 A party must not commence legal proceedings with respect to any Dispute unless it has first complied with this section 22.

22.2 A party claiming that a Dispute has arisen must notify each other party to the Dispute giving details of the Dispute.

22.3 Within five (5) Business Days after a notice is given under section 22.2, each party to the Dispute (**Disputant**) must nominate in writing a representative authorised to settle the Dispute on its behalf.

22.4 During the twenty (20) Business Day period after a notice is given under section 22.3 (or longer period agreed in writing by the Disputants) ("**Initial Period**") each Disputant must use its best efforts to resolve the Dispute.

22.5 If the Disputants are unable to resolve the Dispute within the Initial Period, they must within an additional twenty (20) Business Days, either:

(a) appoint a mediator to mediate the dispute; or

(b) if the Disputants are unable to agree on a mediator, the Disputants will approach the appropriate branch of the Resolution Institute and request that it appoints an appropriate mediator to assist with the Dispute.

22.6 The role of the mediator is to assist in negotiating a resolution of the Dispute. The mediator must not make a decision that is binding on a Disputant unless that Disputant's representative has so agreed in writing.

22.7 Any information or documents prepared for the mediation and disclosed by a representative under this section:

(a) must be kept confidential; and

(b) must not be used except to attempt to settle the Dispute.

22.8 Each Disputant must bear its own costs of resolving a Dispute under this section and, unless the Disputants otherwise agree, the Disputants must bear equally the costs of any mediator engaged.

22.9 If in relation to a Dispute, a Disputant breaches any provision of sections 22.1 to 22.5, each other Disputant need not comply with sections 22.1 to 22.5 in relation to that Dispute.

23 NOTICES

23.1 All notices, requests, consents, claims, demands, waivers, and other communications (other than routine communications having no legal effect) shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next Business Day, and (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses:

If to FSD:

FSD Pharma Inc.
199 Bay Street, Suite 4000
Toronto, ON M5L 1A9

Attention: Zeeshan Saaed, CEO
E-mail: Zsaeed@fsdpharma.com

If to Lucid:

Lucid PsycheCeuticals Inc.
55 University Avenue, Suite 1003
Toronto, ON M5J 2H7

Attention: Dr. Lakshmi P. Kotra, CEO
E-mail: lpk@lucidpsycheceuticals.com

If to the Licensee:

Celly Nutrition Corp.
595 Burrard Street, Suite 1000
Vancouver, BC V7X 1S8

Attention: Binyomin Posen, CEO
E-mail: bposen@plazacapital.ca

24 GENERAL

24.1 Relationship

(a) The relationship between the parties is that of and Intellectual Property Rights licensor and licensee, and not product manufacturer and distributor and not of franchisor and franchisee.

(b) Nothing in this Agreement will be construed or interpreted to make one party the agent, partner, joint venturer or representative of another party.

(c) A party must not at any time, without the prior written consent of the relevant party, act as or represent that it is the agent, partner, joint venturer or representative of any other Party.

24.2 Legal Costs

Except as expressly stated otherwise in this Agreement, each party must pay its own legal and other costs and expenses of negotiating, preparing, executing and performing its obligations under this Agreement.

24.3 Governing Law and Jurisdiction

(a) This agreement is governed by and is to be construed in accordance with the laws applicable in Ontario, Canada.

(b) Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Ontario, Canada and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

24.4 Severability

If a provision of this Agreement is illegal or unenforceable in any relevant jurisdiction, it may be severed for the purposes of that jurisdiction without affecting the enforceability of the other provisions of this Agreement.

24.5 Further Steps

Each party must promptly do whatever any other party reasonably requires of it to give effect to this Agreement and to perform its obligations under it.

24.6 Consents

Except as expressly stated otherwise in this Agreement, a party may conditionally or unconditionally give or withhold consent to be given under this Agreement and is not obliged to give reasons for doing so.

24.7 Rights Cumulative

Except as expressly stated otherwise in this Agreement, the rights of a party under this Agreement are cumulative and are in addition to any other rights of that party.

24.8 Waiver and Exercise of Rights

(a) A single or partial exercise or waiver by a party of a right relating to this Agreement does not prevent any other exercise of that right or the exercise of any other right.

(b) A party is not liable for any loss, cost or expense of any other party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

24.9 Survival

The provisions of sections 1, 3, 9, 12, 15, 20.3, 23 and 23.1 of this Agreement survive the expiry or termination of this Agreement.

24.10 Amendment

This agreement may only be varied or replaced by a written agreement executed by the parties.

24.11 Assignment

(a) The Licensee must not assign its interest in this Agreement without the prior written consent of Licensor.

(b) Any purported dealing in breach of this section is of no effect.

24.12 Counterparts

This Agreement is properly executed if each party executes this Agreement or an identical document. In the latter case, this Agreement takes effect when the separately executed documents are exchanged between the parties. Delivery of an executed counterpart of this Agreement by portable document format file (PDF file) by facsimile or other electronic method of transmission will be effective as manual delivery of an executed counterpart of this Agreement.

24.13 Entire Understanding

(a) This Agreement and the Loan Agreement contain the entire understanding between the parties as to the subject matter of this Agreement.

(b) All previous negotiations, understandings, representations, warranties, memoranda or commitments concerning the subject matter of this Agreement are merged in and superseded by this Agreement and are of no effect. No party is liable to any other party in respect of those matters.

(c) No oral explanation or information provided by any party to another affects the meaning or interpretation of this Agreement or constitutes any collateral agreement, warranty or understanding between any of the Parties.

[Signature page follows]

IN WITNESS OF WHICH the parties hereto have executed this Agreement as of the date first written above.

FSD PHARMA INC.

DocuSigned by:

By: Zeeshan Saeed

C7ABBFF254864A8...

Name: Zeeshan Saeed
Title: Chief Executive Officer

CELLY NUTRITION CORP.

DocuSigned by:

By: Binyomin Posen

Name: Binyomin Posen
Title: Chief Executive Officer

LUCID PSYCHECEUTICALS INC.

DocuSigned by:

Lakshmi P. Kotra

Name: Dr. Lakshmi P. Kotra
Title: Chief Executive Officer

SCHEDULE "A"

LICENSOR LICENSED IP

FSD's wholly owned subsidiary, Lucid PsycheCeuticals Inc., has registered the trademarks set forth in the table below with the Innovation, Science and Economic Development Canada – Canadian Intellectual Property Office (Registrar of Trademarks):

Applicant	Filing Date	Reference No.	File No.	Trademark Details	Trademark Type
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150958-1	2243743	ALCOHOLDEATH™	Standard Characters
Lucid PsycheCeuticals Inc.	March 7, 2023	TM 150987-1	2243761	UNBUZZD™	Standard Characters

FSD will provide access to the Licensee to the following proprietary information for the purposes of consumer product development and marketing:

1. Artwork concepts from PowerBrands for the "12 oz sleek can".
2. Analytical method validation plan for the Determination of Dihydromyricetin and Methylliberine in the product (Eurofins).
3. CofAs and specs for the ingredients, and any relevant compliance documents.
4. Draft Layflat labels (Powerbrands) and manufacturing quote from Fortress LLC.
5. Marketing research related information.
6. Process Authority forms for engagement (Diebel Laboratories).
7. Final product specs (for F2R5, with sucralose content (%w/w) revised to 0.03%; called F2R6A) from Powerbrands.
8. Provisional patent application.
9. USFDA related claims for the dietary supplement beverage; US FDA gap assessment; US Path to market and NDI related activity/files for DHM (KGK Sciences).
10. Relevant scientific literature.
11. UNBUZZD™ ingredients list (internal working code: F2R6A).

SCHEDULE "B"

FORM OF ANTI-DILUTION WARRANT CERTIFICATE

[Attached as pages following]

WARRANT

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY OR THE SECURITIES ISSUED UPON THE EXERCISE OF THIS SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE **[CLOSING DATE]**.

EXERCISABLE FOLLOWING THE DATE HEREOF AND PRIOR TO THE EXPIRY TIME (AS DEFINED BELOW) AT WHICH TIME THESE WARRANTS SHALL EXPIRE AND BE NULL AND VOID.

Warrant Certificate No.: W-**[•]**-2023-**[•]** Original Issue Date: **[•]**, 2023

CELLY NUTRITION CORP.

(A corporation incorporated under the laws of British Columbia)

FOR VALUE RECEIVED, **CELLY NUTRITION CORP.**, a corporation incorporated under the laws of the Province of British Columbia (the "**Corporation**"), hereby certifies that **FSD PHARMA INC.**, a corporation duly incorporated under the laws of the Province of Ontario or its registered assigns (the "**Holder**") is entitled to purchase from the Corporation, at any time following the date hereof and prior to the Expiry Time (as defined herein), a number of Common Shares (as defined herein) that would result in the Holder's aggregate holdings of Common Shares, calculated as of the Record Date, equal to (a) 25% of the Common Shares Deemed Outstanding as of the Record Date *less* (b) the aggregate number of Common Shares previously issued (x) under the License Agreement (as defined below); and (y) from time to time as a result of any partial exercise of this Warrant in accordance with Section 3, in each case, at an exercise price determined by the prevailing market value, which in any event, in aggregate, shall be the aggregate price of no more than CAD$1 for all Common Shares issued pursuant to this Warrant (the "**Exercise Price**"), all subject to the terms, conditions and adjustments set forth below in this Warrant. For clarity, in no event shall Holder's holdings in the Corporation exceed, at any time, more than an aggregate total of 25% of the Common Shares Deemed Outstanding, pursuant to this Warrant and the License Agreement. Certain capitalized terms used herein are defined in Section 1.

This Warrant has been issued under the terms of the Exclusive Intellectual Property License Agreement, dated as of **[•]**, 2023 (the "**License Agreement**"), between the Corporation and the Holder.

1. <u>**Definitions**</u>. As used in this Warrant, the following terms have the respective meanings set forth below:

"**Aggregate Exercise Price**" means an amount equal to the product of (a) the number of Warrant Shares in respect of which this Warrant is then being exercised under Section 3, multiplied by (b) the Exercise Price.

"**Applicable Securities Laws**" means, collectively, all applicable securities laws of each of the jurisdictions in which the Warrants or Common Shares issued on exercise of the Warrants are issued or acquired, and the respective rules and regulations under the laws, together with applicable published policy statements, instruments, notices, orders and rulings of the securities regulatory authorities in the jurisdictions and all applicable rules and regulations of any exchange on which the securities are listed.

"**Board**" means the board of directors of the Corporation.

"**Business Day**" means any day, except a Saturday, Sunday or any other day on which the principal chartered banks in the City of Toronto are authorized or required to close.

"**Common Shares**" means the common shares in the capital of the Corporation and any common shares into which such Common Shares shall have been converted, exchanged or reclassified following the date hereof.

"**Common Shares Deemed Outstanding**" means, as of the Qualified Valuation, or if exercised prior to the Qualified Valuation, as of the Record Date, the sum of all issued and outstanding share capital of the Corporation, on a non-dilutive basis.

"**Convertible Securities**" means any securities (directly or indirectly) convertible into or exchangeable for Common Shares, but excluding Options.

"**Corporation**" has the meaning set forth in the preamble.

"**Exercise Date**" means, for any given exercise of this Warrant, the date on which the conditions to such exercise as set forth in Section 3 shall have been satisfied at or before 5:00 p.m., Toronto time, on a Business Day, including, without limitation, the receipt by the Corporation of the duly completed Exercise Form, the Warrant and the Aggregate Exercise Price.

"**Exercise Form**" has the meaning set forth in Section 3.1(a)(i).

"**Exercise Period**" has the meaning set forth in Section 2.

"**Exercise Price**" has the meaning set forth in the preamble.

"**Expiry Date**" means the earlier of (i) the date falling 5 years following the date hereof and (ii) immediately prior to an Exit Event (as defined in the License Agreement).

"**Expiry Time**" means 5:00 p.m., Toronto, Ontario time, on the Expiry Date.

"**FMV**" means, as of any particular date, the fair market value of the Common Shares as determined by the Board, provided that: (i) if an exercise of Warrant hereunder is conditional upon the completion of an initial public offering ("**IPO**") of Common Shares, then "FMV" shall mean the offering "price to the public" specified for such Common Shares in the final prospectus in the relevant IPO (for the avoidance of doubt, before deduction of discounts, commissions, or expenses) per Common Share in such IPO; (ii) if the exercise is conditional upon the closing of a merger of the Corporation or the acquisition, sale or conveyance or other similar transaction of the Corporation's shares or assets, then "FMV" shall mean the cash or other consideration per Common Share to be received in such transaction; and (iii) if the Common Shares are then listed or admitted to trading on an internationally recognized stock exchange and "FMV" is not being determined as described in (i) or (ii) of this definition, then "FMV" shall mean the volume-weighted average trading price of the Common Shares for the thirty (30) consecutive trading days ending immediately preceding the Exercise Date on such stock exchange on which the Common Shares are then listed.

"**Holder**" has the meaning set forth in the preamble.

"**License Agreement**" has the meaning set forth in the preamble.

"**Options**" means any warrants or other rights or options to subscribe for or purchase Common Shares or Convertible Securities.

"**Original Issue Date**" means the date on which the Warrant was issued by the Corporation under the License Agreement.

"**Person**" means any individual, sole proprietorship, partnership, limited partnership, unlimited liability company, corporation, joint venture, trust, incorporated organization or government, or department or agency thereof.

"**Purchase Rights**" has the meaning set forth in Section 5.

"**Qualified Valuation**" means if the Corporation, after the date hereof, exceeds the valuation of not less than CAD$1,000,000,000 as determined by market cap or one or more financings or transactions.

"**Record Date**" means the date of (a) Qualified Valuation, or (b) if earlier, the date on which the Warrant is fully exercised, the rights pertaining to all of the aforesaid shares (including registration rights, if provided in connection with such investment) to be no less favourable than those rights pertaining to any shares in the Corporation issued to the Founders (as defined in the License Agreement) upon incorporation.

"**Warrant**" means this Warrant and all warrants issued upon division or combination of, or in substitution for, this Warrant.

"**Warrant Shares**" means the common shares or other share capital of the Corporation then purchasable upon exercise of this Warrant in accordance with its terms.

"**1933 Act**" has the meaning set forth in Section 7.

2. <u>Term of Warrant</u>. Subject to the terms and conditions hereof, at any time after the date hereof and before the Expiry Time (the "**Exercise Period**"), the Holder of this Warrant may exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to adjustment as provided herein). At the Expiry Time, all rights under the Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided for shall not theretofore have been exercised, shall expire and be of no further force and effect.

3. <u>Exercise of Warrant</u>.

(a) **Exercise Procedure**. This Warrant may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:

(i) surrender of this Warrant to the Corporation at its then-principal executive offices (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction), together with an Exercise Form in the form attached hereto as **Exhibit A** (each, an "**Exercise Form**"), duly completed (including specifying the number of Warrant Shares to be purchased) and executed; and

(ii) payment to the Corporation of the Aggregate Exercise Price in accordance with Section 3(b).

(b) **Payment of the Aggregate Exercise Price**. Payment of the Aggregate Exercise Price shall be made:

(i) by delivery to the Corporation of a certified cheque or bank draft payable to the order of the Corporation or by wire transfer of immediately available funds to an account designated in writing by the Corporation, in the amount of such Aggregate Exercise Price.

(ii) by instructing the Corporation to withhold a number of Warrant Shares then-issuable upon exercise of this Warrant with an aggregate FMV as of the Exercise Date equal to such Aggregate Exercise Price;

(iii) by surrendering to the Corporation: (x) Warrant Shares previously acquired by the Holder with an aggregate FMV as of the Exercise Date equal to such Aggregate Exercise Price; or (y) other securities of the Corporation having a value as of the Exercise Date equal to the Aggregate Exercise Price (which value, in the case of debt securities, shall be the principal amount thereof, plus accrued and unpaid interest; in the case of preferred shares, shall be the liquidation value thereof, plus accumulated and unpaid dividends; and in the case of Common Shares, shall be the FMV thereof); or

(iv) any combination of the foregoing.

In the event of any withholding of Warrant Shares or surrender of other equity securities under Section 3(b)(ii), Section 3(b)(iii) or Section 3(b)(iv), where the number of shares whose value is equal to the Aggregate Exercise Price is not a whole number, the number of shares withheld by or surrendered to the Corporation shall be rounded up to the nearest whole share and the Corporation shall make a cash payment to the Holder (by delivery of a certified cheque or bank draft or by wire transfer of immediately available funds) based on the incremental fraction of a share being so withheld by or surrendered to the Corporation in an amount equal to the product of: (x) such incremental fraction of a share being so withheld or surrendered multiplied by (y) in the case of Common Shares, the FMV per Warrant Share as of the Exercise Date, and, in all other cases, the value thereof as of the Exercise Date determined in accordance with Section 3(b)(iii)(y).

(c) **Delivery of Share Certificates**. Upon receipt by the Corporation of the Exercise Form, surrender of this Warrant and payment of the Aggregate Exercise Price (in accordance with Section 3(a)), the Corporation shall, as promptly as practicable, and in any event within five (5) Business Days thereafter, execute (or cause to be executed) and deliver (or cause to be delivered) to the Holder a certificate or certificates representing the Warrant Shares issuable upon such exercise, together with cash in lieu of any fraction of a share, as provided in Section 3(d). The share certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the exercising Holder shall reasonably request in the Exercise Form and shall be registered in the name of the Holder or, subject to compliance with Section 6, such other Person's name as shall be designated in the Exercise Form. This Warrant shall be deemed to have been exercised and such certificate or certificates of Warrant Shares shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares for all purposes, as of the Exercise Date.

(d) **Fractional Shares**. The Corporation shall not be required to issue a fractional Warrant Share upon exercise of any Warrant. As to any fraction of a Warrant Share that the Holder would otherwise be entitled to purchase upon such exercise, the Corporation shall pay to such Holder an amount in cash (by delivery of a certified cheque or bank draft or by wire transfer of immediately available funds) equal to the product of (i) such fraction multiplied by (ii) the FMV of one Warrant Share on the Exercise Date.

(e) **Delivery of New Warrant**. Unless the purchase rights represented by this Warrant shall have expired or shall have been fully exercised, the Corporation shall, at the time of delivery of the certificate or certificates representing the Warrant Shares being issued in accordance with Section 3(c), deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unexpired and unexercised Warrant Shares called for by this Warrant. Such new Warrant shall in all other respects be identical to this Warrant.

(f) **Valid Issuance of Warrant and Warrant Shares**. With respect to the exercise of this Warrant, the Corporation hereby represents, covenants and agrees:

(i) This Warrant is, and any Warrant issued in substitution for or replacement of this Warrant shall be, upon issuance, duly authorized and validly issued.

(ii) All Warrant Shares issuable upon the exercise of this Warrant under the terms hereof shall be, upon issuance, and the Corporation shall take all such actions as may be necessary or appropriate in order that such Warrant Shares are, validly issued, fully paid and non-assessable, and the holders of the Warrant Shares shall not be liable to the Corporation or its creditors in respect of the Warrant Shares.

(iii) The Corporation shall take all such actions as may be necessary to ensure that all such Warrant Shares are issued without violation by the Corporation of any applicable law or governmental regulation or any requirements of each stock exchange or over-the-counter market on which the Corporation's Common Shares or other securities constituting Warrant Shares may be listed from time to time.

(iv) The Corporation shall use its commercially reasonable efforts to cause the Warrant Shares, immediately upon such exercise, to be listed on every stock exchange or over-the-counter market on which the Corporation's Common Shares or other securities constituting Warrant Shares are listed at the time of such exercise at its own expense.

(v) While any of the Warrants are outstanding, the Corporation shall comply with the securities legislation applicable to it in order that the Corporation not be in default of any requirements of such legislation and use its best efforts to do or cause to be done all things necessary to preserve and maintain its corporate existence.

(vi) If, for any reason, other than the failure or default of the Holder, the Corporation is legally unable to issue and deliver the Common Shares or other securities as contemplated herein to the Holder upon the proper exercise by the Holder of the right to purchase any of the Common Shares purchasable upon exercise of the Warrants represented hereby, subject to Holder's prior written approval, the Corporation may pay, at its option and in complete satisfaction of its obligations and the rights of the Holder hereunder, to the Holder, in cash, an amount equal to the difference between the Exercise Price and the FMV of such Common Shares or other securities on the date of exercise by the Holder, and upon such payment, the Corporation shall have no liability or other obligation to the Holder relating to or in respect of the Warrants.

(g) **Conditional Exercise**. Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a prospectus offering or a sale of the Corporation (by an amalgamation, arrangement, sale of shares or otherwise) or an Exit Event, such exercise may at the election of the Holder be made conditional on the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately before the consummation of such transaction.

4. **Effect of Certain Events on Warrant Events**.

(a) **Adjustment to Warrant Shares upon Reorganization, Reclassification, Amalgamation, Merger or Sale**. In the event of any (i) capital reorganization of the Corporation, (ii) reclassification of the shares of the Corporation (other than as a result of a stock dividend or subdivision, share split or consolidation of shares), (iii) consolidation, amalgamation, arrangement, merger or acquisition of the Corporation with or into another Person, (iv) sale or conveyance of all or substantially all of the Corporation's properties or assets to another Person, or (v) other similar transaction, in each case, which entitles the holders of Common Shares to receive (either directly or upon subsequent liquidation) shares, securities or assets with respect to or in exchange for Common Shares, each Warrant shall, immediately after such capital reorganization,

reclassification, consolidation, amalgamation, arrangement, merger or acquisition, sale or conveyance or other similar transaction, remain outstanding and shall thereafter, instead of or in addition to (as the case may be) the number of Warrant Shares then exercisable under this Warrant, be exercisable for the kind and number of shares or other securities or assets of the Corporation or of the successor Person resulting from such transaction to which the Holder would have been entitled upon such capital reorganization, reclassification, consolidation, amalgamation, arrangement, merger or acquisition, sale or conveyance or other similar transaction if the Holder had exercised this Warrant in full immediately before the time of such capital reorganization, reclassification, consolidation, amalgamation, arrangement, merger or acquisition, sale or conveyance or other similar transaction and acquired the applicable number of Warrant Shares then issuable hereunder as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of this Warrant); and, in such case, appropriate adjustment (in form and substance satisfactory to the Holder) shall be made with respect to the Holder's rights under this Warrant to ensure that the provisions of this Warrant shall thereafter be applicable, as nearly as possible, to any shares, securities or assets thereafter acquirable upon the exercise of this Warrant. The provisions of this Section 4(a) shall similarly apply to successive capital reorganizations, reclassifications, consolidations, amalgamations, arrangements, mergers or acquisitions, sales or conveyances or other similar transactions. The Corporation shall not effect any such capital reorganization, reclassification, consolidation, amalgamation, arrangement, merger or acquisition, sale or conveyance or other similar transaction unless, before the consummation thereof, the successor Person (if other than the Corporation) resulting from such capital reorganization, reclassification, consolidation, amalgamation, arrangement, merger or acquisition, sale or conveyance or other similar transaction, shall assume, by written instrument substantially similar in form and substance to this Warrant and satisfactory to the Holder, the obligation to deliver to the Holder such shares, securities or assets which, in accordance with the foregoing provisions, such Holder shall be entitled to receive upon exercise of this Warrant. Notwithstanding anything to the contrary contained herein, with respect to any corporate event or other transaction contemplated by the provisions of this Section 4(a), the Holder shall have the right to elect before the consummation of such event or transaction, to give effect to the exercise rights set out in Section 2 instead of giving effect to the provisions set out in this Section 4(a) with respect to this Warrant.

(b) **Dividends and Distributions**. Subject to the provisions of this Section 4(a), as applicable, if the Corporation shall, at any time or from time to time after the Original Issue Date, make or declare, or fix a record date for the determination of holders of Common Shares entitled to receive, a dividend or any other distribution payable in securities of the Corporation (other than a dividend or distribution of Common Shares, Options or Convertible Securities in respect of outstanding Common Shares), cash or other property, then, and in each such event, provision shall be made so that the Holder shall receive upon exercise of the Warrant, in addition to the number of Warrant Shares receivable thereupon, the kind and amount of securities of the Corporation, cash or other property that the Holder would have been entitled to receive had the Warrant been exercised in full into Warrant Shares on the date of such event and had the Holder thereafter, during the period from the date of such event to and including the Exercise Date, retained such securities, cash or other property receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this Section 4(b) with respect to the rights of the Holder; *provided that* no such provision shall be made if the Holder receives, simultaneously with the distribution to the holders of Common Shares, a dividend or other distribution of such securities, cash or other property in an amount equal to the amount of such securities, cash or other property as the Holder would have received if the Warrant had been exercised in full into Warrant Shares on the date of such event.

(c) **Certificate as to Adjustment**.

(i) As promptly as reasonably practicable following any adjustment of the Exercise Price, but in any event not later than ten (10) Business Days thereafter, the Corporation shall furnish to the Holder a certificate of an executive officer setting

forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii) As promptly as reasonably practicable following the receipt by the Corporation of a written request by the Holder, but in any event not later than ten (10) Business Days thereafter, the Corporation shall furnish to the Holder a certificate of an executive officer certifying the Exercise Price then in effect and the number of Warrant Shares or the amount, if any, of other securities or assets then issuable upon exercise of the Warrant.

(d) **Notices**. In the event:

(i) that the Corporation shall take a record of the holders of its Common Shares (or other securities at the time issuable upon exercise of the Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by resolution in writing), to receive any right to subscribe for or purchase any shares of any class or any other securities, or to receive any other security;

(ii) of any capital reorganization of the Corporation, any reclassification of the Common Shares of the Corporation, any amalgamation or arrangement of the Corporation with or into another Person, or sale of all or substantially all of the Corporation's assets to another Person, or an Exit Event; or

(iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

then, and in each such case, the Corporation shall send or cause to be sent to the Holder at least ten (10) Business Days before the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or resolution, or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by resolution in writing, or (B) the effective date on which such reorganization, reclassification, amalgamation, arrangement, sale, dissolution, liquidation or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Corporation shall close or a record shall be taken with respect to which the holders of record of Common Shares (or such other securities at the time issuable upon exercise of the Warrant) shall be entitled to exchange their Common Shares (or such other securities) for securities or other property deliverable upon such reorganization, reclassification, amalgamation, arrangement, sale, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Warrant and the Warrant Shares.

5. **Purchase Rights**. In addition to any adjustments under Section 4(a), if at any time the Corporation grants, issues or sells any Common Shares, Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to the registered holders of Common Shares (collectively, the "**Purchase Rights**"), then the Holder shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights that the Holder would have acquired if the Holder had held the number of Warrant Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the registered holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights.

6. **Transfer of Warrant**. Subject to the transfer conditions referred to in the legends endorsed on this Warrant, this Warrant and all rights under it are transferable, in whole or in part, by the Holder without charge to the Holder, upon surrender of this Warrant to the Corporation at its then-principal executive offices with a properly completed and duly executed Transfer Form in the form attached hereto as **Exhibit B**,

provided that: (a) all such transfers shall be effected in accordance with all Applicable Securities Laws and upon the prior written consent of the Corporation; and (b) after such transfer, the term "Holder" shall mean and include any transferee or assignee of the current or any future Holder. Upon such compliance, surrender and delivery, the Corporation shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such Transfer Form and shall issue to the assignor a new Warrant evidencing the portion of this Warrant, if any, not so assigned, and this Warrant shall promptly be cancelled.

7. **No Registration**. Neither the Warrants nor the Common Shares issuable upon exercise of the Warrant have been or will be registered under the United States *Securities Act of 1933* (the "**1933 Act**") nor under the laws of any state of the United States. Subject to certain limited exceptions, (i) Warrants may not be exercised within the United States and (ii) no Common Shares issuable upon the exercise of Warrants will be delivered to any address in the United States. The Holder acknowledges that a legend to that effect may be placed on any certificates representing the Common Shares issued on exercise of the rights represented by this Warrant. Terms used in this paragraph have the meanings given to them in Regulation S under the 1933 Act.

8. **Holder Not Deemed a Shareholder; Limitations on Liability**. Except as otherwise specifically provided herein (including Section 4(b)), before the issuance to the Holder of the Warrant Shares to which the Holder is then entitled to receive upon the due exercise of this Warrant, the Holder shall not be entitled to vote or receive dividends or be deemed the holder of shares of the Corporation for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, as such, any of the rights of a shareholder of the Corporation or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, amalgamation, arrangement, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise. Also, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Corporation, whether such liabilities are asserted by the Corporation or by creditors of the Corporation.

9. **Replacement on Loss; Division and Combination**.

(a) **Replacement of Warrant on Loss**. Upon receipt of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Warrant and upon delivery of an indemnity reasonably satisfactory to it (it being understood that a written indemnification agreement or statutory declaration of loss of the Holder shall be a sufficient indemnity) and, in case of mutilation, upon surrender of such Warrant for cancellation to the Corporation, the Corporation at its own expense shall execute and deliver to the Holder, in lieu hereof, a new Warrant of like tenor and exercisable for an equivalent number of Warrant Shares as the Warrant so lost, stolen, mutilated or destroyed; *provided that*, in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Corporation for cancellation.

(b) **Division and Combination of Warrant**. Subject to compliance with the applicable provisions of this Warrant as to any transfer or other assignment that may be involved in such division or combination, this Warrant may be divided or, following any such division of this Warrant, subsequently combined with other Warrants, upon the surrender of this Warrant or Warrants to the Corporation at its then-principal executive offices, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the respective Holders or their agents or attorneys. Subject to compliance with the applicable provisions of this Warrant as to any transfer or assignment that may be involved in such division or combination, the Corporation shall at its own expense execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants so surrendered in accordance with such notice. Such new Warrant or Warrants shall be of like tenor to the surrendered Warrant or Warrants and shall be exercisable in the aggregate for an equivalent number of Warrant Shares as the Warrant or Warrants so surrendered in accordance with such notice.

10. **No Impairment**. The Corporation shall not, by amendment of its articles or by-laws, or through any reorganization, transfer of assets, amalgamation, arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder but shall at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the Holder to protect the exercise rights of the Holder against dilution or other impairment, consistent with the tenor and purpose of this Warrant.

11. **Compliance with Securities Laws**.

(a) **Agreement to Comply with the Securities Laws; Legends**. The Holder, by acceptance of this Warrant, agrees to comply in all respects with the provisions of this Section 11 and the restrictive legend requirements set forth on the face of this Warrant and further agrees that such Holder shall not offer, sell or otherwise dispose of this Warrant or any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Applicable Securities Laws.

(i) This Warrant shall be stamped or imprinted with a legend in substantially the following form:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY OR THE SECURITIES ISSUED UPON THE EXERCISE OF THIS SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE **[CLOSING DATE]**."

(ii) Any certificate representing Common Shares issued upon the exercise of this Warrant will bear the following legend:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY OR THE SECURITIES ISSUED UPON THE EXERCISE OF THIS SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE **[CLOSING DATE]**."

provided that, at any time subsequent to the date that is four months and one day after the later of (i) the date hereof, and (ii) the date the Corporation became a reporting issuer in any province or territory of Canada, any certificate representing such Common Shares may be exchanged for a certificate bearing no such legends.

(b) **Representations of the Holder**. In connection with the issuance of this Warrant, the Holder specifically represents, as of the date hereof, to the Corporation by acceptance of this Warrant as follows:

(i) The Holder is a resident, or if not an individual, has its head office in the jurisdiction set out next to the Holder's name in Section 13 and such address was not created and is not solely used for the purpose of acquiring the Warrant. The Holder is subject to the Applicable Securities Laws of such jurisdiction and has and will comply with such Applicable Securities Laws in respect of the Warrant, including with respect to the transfer and resale restrictions.

(ii) The Holder is an "accredited investor" as defined in NI 45-106 or, if the Holder is a resident of Ontario, as defined in section 73.3(1) of the *Securities Act* (Ontario). The Holder shall, as of the date hereof, complete, execute and deliver to the Corporation the form accredited investor certificate provided to Holder by

Corporation, in the form attached hereto as **Exhibit C**. The information contained in the documents provided by the Holder, including the representations and warranties made therein, is complete, true and correct. The Holder agrees to furnish any additional information requested by the Corporation or any of its affiliates to assure compliance with Applicable Securities Laws in connection with the purchase and sale of the Warrant. Any information that has been furnished or that will be furnished by the Holder to evidence its status as an accredited investor is accurate and complete and does not contain any misrepresentation or material omission.

(iii) The Holder understands and acknowledges that this Warrant and the Warrant Shares shall be subject to resale restrictions under Applicable Securities Laws.

12. **Warrant Register**. The Corporation shall keep and properly maintain at its principal executive offices books for the registration of the Warrant and any transfers thereof. The Corporation may deem and treat the Person in whose name the Warrant is registered on such register as the Holder thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary, except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction. A Holder shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly. The receipt by any such Holder of the Common Shares purchasable under such Warrant shall be a good discharge to the Corporation for the same, and the Corporation shall not be bound to inquire into the title of any such Holder except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

13. **Notices**. Unless otherwise specified, any notice or communication required or permitted to be delivered by the Corporation to the Holder under this Warrant Certificate (a "**Communication**") may be delivered personally at, or sent by facsimile, email, courier or mail to, the latest address of the Holder recorded on the books of the Corporation. A Communication delivered personally will be deemed to have been given or made and received on the date of delivery. A Communication delivered by facsimile or email will be deemed to have been given or made and received on the date of transmission (but if transmitted on a day which is not a business day or after 5:00 p.m. (local time of the recipient), the Communication will be deemed to have been given or made and received on the next business day). A Communication delivered by courier will be deemed to have been given or made and received on the next business day. A Communication delivered by mail will be deemed to have been given or made and received on the fifth business day after the Communication is posted.

14. **Cumulative Remedies**. Except to the extent expressly provided in Section 8 to the contrary, the rights and remedies provided in this Warrant are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.

15. **Equitable Relief**. Each of the Corporation and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Warrant would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that, in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

16. **Entire Agreement**. This Warrant constitutes the sole and entire agreement of the parties to this Warrant with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

17. **Successor and Assigns**. This Warrant and the rights evidenced hereby shall be binding upon and shall enure to the benefit of the parties, the successors of the Corporation and the successors and permitted

assigns of the Holder. Such successors or permitted assigns of the Holder shall be deemed to be a Holder for all purposes under this Warrant.

18. **No Third-Party Beneficiaries**. This Warrant is for the sole benefit of the Corporation, the Holder and their respective successors and, in the case of the Holder, permitted assigns, and nothing in this Warrant, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant.

19. **Headings**. The headings in this Warrant are for reference only and shall not affect the interpretation of this Warrant.

20. **Amendment and Modification; Waiver**. Except as otherwise provided herein, this Warrant may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by the Corporation or the Holder of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Warrant shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

21. **Severability**. If any term or provision of this Warrant is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. **Governing Law**. This Warrant shall be governed by and construed in accordance with the laws of the Province of Ontario the federal laws of Canada applicable therein.

23. **Forum Selection**. Any and all disputes arising under this Warrant, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the province of Ontario, and each of the parties hereby irrevocable attorns to the exclusive jurisdiction of such courts. Service of process, summons, notice or other document by certified or registered mail to such party's address set forth in Section 13 shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

24. **Counterparts**. This Warrant may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Warrant delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant.

25. **No Strict Construction**. This Warrant shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the Corporation has duly executed this Warrant on the Original Issue Date.

CELLY NUTRITION CORP.

By: ____________________
Name:
Title:

Accepted and agreed,

FSD PHARMA INC.

By: ____________________
Name:
Title:

SCHEDULE A

SUBSCRIPTION FORM

TO: CELLY NUTRITION CORP. (the "Corporation")

Any term in this Subscription Form that is not otherwise defined has the meaning set out in the warrant certificate of which this Subscription Form forms a part (the "**Warrant Certificate**").

The registered holder of the Warrants (the "**Holder**"), by delivery of this Subscription Form, exercises the right to subscribe for ________________ Common Shares on the terms and conditions set out in the Warrant Certificate, for an aggregate Exercise Price of $________________.

In connection with this exercise: *{check one}*

□ 1. the Holder certifies that (i) at the time of exercise the Holder is outside the United States and (ii) the Holder is not a U.S. Person, and the Holder is not exercising any of the Warrants on behalf of, or for the account or benefit of, a U.S. Person; or

□ 2. the Holder is delivering a written opinion of U.S. counsel, in a form acceptable to the Corporation acting reasonably, that the Common Shares issuable on exercise of the Warrants are exempt from registration requirements under the United States Securities Act and the securities laws of all applicable states of the United States.

The Holder directs the Corporation to register the Common Shares as follows: *{If any Common Shares are to be issued to a person other than the Holder, then the transfer procedures under the Warrant Certificate will apply, and the Holder must deliver a transfer form.}*

Name: ____

Address: ____

The Holder directs the Corporation to deliver a certificate representing the Common Shares and, if applicable, a warrant certificate evidencing the balance of the Warrants not presently exercised, as follows: *{check one}*

□ 1. at the office where this Subscription Form is delivered; or

□ 2. to the address for registration set out above; or

□ 3. to the following address:

____

[signature page follows]

DATED this ____ day of _____________, 20___.

____
Name of Holder

____
Signature of Holder (or authorized signatory on behalf of Holder)

____
Name of authorized signatory, if applicable

____
Official capacity or title of authorized signatory, if applicable

Instruction: If this Subscription Form is signed by a person in a representative capacity on behalf of the Holder, the Corporation may require the person to deliver documentation to establish the person's authority and capacity to sign on behalf of the Holder and the Corporation may require the person's signature to be guaranteed.

SCHEDULE "C"

LITIGATION MATTER

GBB DRINK LAB, INC. v. FSD BIOSCIENCES, INC. et al (Case No.: 0:23-cv-60800-AHS)

Appendix 3.0 – FSD and Celly Nu Loan Agreement

RESOLUTIONS OF THE BOARD OF DIRECTORS

OF

FSD PHARMA INC.

(THE "CORPORATION")

The undersigned, being the board of directors of the Corporation (the "**Board**"), by their signatures hereby consent, pursuant to the provisions of the *Business Corporations Act* (Ontario), to the following resolutions:

LOAN TO CELLY NUTRITION CORP.

WHEREAS, Celly Nutrition Corp. has requested that this corporation advance and loan $1,000,000 (one million) Canadian dollars;

AND WHEREAS the Corporation has sufficient financial resources to make such loan without causing prejudice to its growth or profitability, and that said loan is deemed reasonable secure and in the best interests of the Corporation;

AND WHEREAS the terms of the loan are included in Appendix A and the general security agreement is in Appendix B;

AND WHEREAS, the Board deems it to be in the best interests of the Corporation, to enter into these agreements.

GENERAL MATTERS:

1) Any director or officer of the Corporation is authorized and directed, for and on behalf of the Corporation, to finalize, execute and deliver any and all such further documents, agreements, authorizations, elections or other instruments, and to take any and all such further action as such director or officer, in such director or officer's sole discretion may determine to be desirable in order to complete the transactions contemplated in these resolutions, such determination to be conclusively evidenced by such director or officer's execution and delivery of any such documents, agreements, authorizations, elections or other instruments or the taking of any such action.

2) All actions previously taken by any director or officer of the Corporation in connection with the transactions contemplated by the foregoing resolutions are hereby adopted, ratified, confirmed and approved in all respects.

3) These resolutions may be signed or executed in counterparts by electronic mail (or other means of electronic communication), each of which when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank. Signature page to follow.]

DATED this 31st day of July, 2023.

DocuSigned by:
94C94DCD440942C...

ANTHONY DURKACZ

DocuSigned by:
Zeeshan Saeed
C7ABBFF254864A6...

ZEESHAN SAAED

DocuSigned by:
Lakshmi P Kotra
2CA43743097945B...

DR. LAKSHMI P. KOTRA

DocuSigned by:
CFBC8A7C01054F4...

ADNAN BASHIR

DocuSigned by:
BEC1105C26394C0...

MICHAEL ZAPOLIN

DocuSigned by:
Nitin Kaushal
6ECC8EC2149E4F6...

NITIN KAUSHAL

DocuSigned by:
Eric Hoskins
A3A919A6FB3A4A5...

DR. ERIC HOSKINS

Appendix A

LOAN AGREEMENT

THIS LOAN AGREEMENT (this "**Agreement**") is made as of July 31, 2023 (the "**Effective Date**").

BETWEEN:

CELLY NUTRITION CORP.,
a company incorporated under the laws of the Province of British Columbia,

(the "**Borrower**")

AND

FSD PHARMA INC.,
a company incorporated under the laws of the Province of Ontario

(the "**Lender**")

RECITALS:

A. The Lender has agreed to provide the Borrower with a loan in the amount of $1,000,000 (the "**Loan**"), in accordance with the terms and conditions set out in this Agreement.

B. The Borrower is entering the business of producing, marketing and selling dietary supplement and natural health products for recreational use (the "**Business**").

C. The Loan is being advanced to be used by the Borrower as working capital in connection with the Business.

NOW THEREFORE in consideration for the Lender agreeing to lend money to the Borrower and the sufficiency of which the parties hereto acknowledge, and for other consideration (the receipt and sufficiency of which is acknowledged) the parties covenant and agree as follows:

ARTICLE 1

LOAN

1.1 Loan Amount

Subject to the terms and conditions set out herein, the Lender hereby promises to provide the Loan to the Borrower, in the aggregate amount of $1,000,000 (the "**Loan Amount**").

1.2 Interest Rates

Interest shall accrue on the Loan Amount at a rate equal to 10% per annum (the "**Interest Rate**"). Interest shall be calculated on the basis of the actual number of days in the period and a year of 365 or 366 days as appropriate. Interest shall be payable annually, on the anniversary of the date hereof. In the event that anniversary date is not a business day, then the interest payment to be made on that date shall be made on the immediately following business day.

1.3 Repayment Terms and Maturity Date

(a) The Borrower may pre-pay all or any portion of the Loan Amount and unpaid interest (without payment of any prepayment charge or fee).

(b) The Loan Amount and unpaid interest shall be payable on July 31, 2026 (the "**Maturity Date**").

1.4 Security

As general and continuing security to secure the due payment of the Loan Amount (and interest thereon), the Borrower shall cause the delivery to the Lender a general security agreement duly executed by the Borrower in favour of the Lender, granting to the Lender a first-priority security interest (subject to any permitted liens) on certain specified personal property assets of the Borrower.

1.5 Use of Proceeds

Unless the Lender provides its prior written consent for the Borrower to apply the proceeds of the Loan Amount for a different purpose, the Borrower shall use the proceeds of the Loan solely for working capital purposes in connection with the Business.

ARTICLE 2
CONDITIONS PRECEDENT

2.1 Conditions in Favor of the Lender

The obligation of the Lender to make the funds available under the Loan is subject to the terms and conditions of this Agreement and is conditional upon evidence being given to the Lender as to compliance with the following conditions which are for the sole benefit of the Lender and may be waived by the Lender in whole or in part:

(a) The representations and warranties set out in section 3 being true and correct as of the date of this Agreement.

(b) The Lender having received the following documents (collectively the "**Loan Documents**") duly executed in form and substance satisfactory to the Lender and its counsel:

  (i) this Loan Agreement, duly executed by the Borrower;

  (ii) the general security agreement contemplated in Section 1.4, duly executed by the Borrower; and

  (iii) evidence that the security interests set out in herein have been duly registered.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Borrower representations and warranties

The Borrower represents and warrants to the Lender, and acknowledges that the Lender is relying upon such representations and warranties in advancing the Loan Amount, that as of this date:

(a) the Borrower is duly incorporated, organized and validly existing under the Laws of its jurisdiction of incorporation and is in good standing under the Laws of each jurisdiction in which it carries on business or has assets;

(b) the Borrower has all requisite corporate power and authority and all necessary licenses and governmental approvals required to own and operate its business as currently conducted, to borrow, to give guarantees, to give security for such borrowing/guarantees and to otherwise to perform its obligations under this Agreement and the other Loan Documents;

(c) the Borrower has a good and marketable title to all its property and assets, free and clear of all liens and adverse rights of third parties, other than those liens which it has granted to third parties prior to the date hereof;

(d) there are no actions, suits, investigations or proceedings, pending, or to the knowledge of the Borrower, threatened, before any court or governmental or quasi-governmental entity which may materially adversely affect the financial condition, business or operations of the Borrower;

(e) to the knowledge of the Borrower, there are no judgments or executions against the Borrower;

(f) all returns and reports of the Borrower required by law to be filed have been duly filed and all taxes, assessments, contributions, fees and other governmental charges (other than those presently payable without penalty and interest or those currently being contested in good faith) levied against the Borrower or any of its properties or its assets or income which are due and payable, have been paid;

(g) all written information provided to the Lender by the Borrower in connection with the Loan, including, without limitation, information relating to the financial position of the Borrower, is, in all material respects, true, complete and accurate; and

(h) neither the execution nor the delivery of this Agreement or any of the other Loan Documents nor the performance by the Borrower of any of its obligations hereunder or thereunder has resulted or will result in a breach of, or constitute a default under, any indenture, agreement or instrument to which it is a party or by which it is bound or be in contravention of its constating documents, by-laws or resolutions of its directors or shareholders.

3.2 Survival

All representations and warranties set forth in this Article 3 and all representations and warranties contained in any certificate, financial statement or other instrument delivered by or on behalf of the Borrower pursuant to or in connection with this Agreement or any of the other Loan Documents (including any such representation, warranty or statement made in or in connection with any amendment thereto) shall constitute representations and warranties made under this Agreement.

ARTICLE 4
INTEREST PAYMENTS, CALCULATIONS AND BORROWING PROCEDURES

4.1 Interest Calculation

Interest will accrue daily on the Loan Amount from the date that the Loan Amount is advanced to the Borrower. The Borrower will be liable for and pay interest to the Lender both before and after demand, the occurrence of an Event of Default (as defined in section 5.2) and judgment at the interest rates per annum set out in this Agreement.

4.2 Maximum Interest Rate

(a) In the event that any provision of this Agreement would oblige the Borrower to make any payment of interest or any other payment which is construed by a court of competent

jurisdiction to be interest in an amount or calculated at a rate which would be prohibited by law or would result in receipt by the Lender of interest at a criminal rate (as those terms are construed under the *Criminal Code* (Canada)), then notwithstanding that provision, that amount or rate will be deemed to have been adjusted to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in the receipt by the Lender of interest at a criminal rate, that adjustment to be effected, to the extent necessary, as follows:

(i) first, by reducing the amount or rate of interest required to be paid under this Agreement; and

(ii) second, by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the *Criminal Code* (Canada);

(b) If, despite giving effect to all adjustments contemplated by clause (a) of this Section, the Lender has received an amount in excess of the maximum permitted by that clause, then that excess will be applied by the Lender to the reduction of the principal balance of the Outstanding Borrowings and not to the payment of interest, or if that excessive interest exceeds that principal balance, that excess will be refunded to the Borrower.

4.3 Payments Generally

Each payment under this Agreement will be made for value at or before 5:00 p.m. (Toronto time) on the day that payment is due, provided that, if any such day is not a business day, that payment will be deemed for all purposes of this Agreement to be due on the business day next following that day (and any such extension will be taken into account for purposes of the computation of interest and fees payable under this Agreement).

ARTICLE 5
GENERAL

5.1 Notices

All notices, instructions, or other communications required or permitted to be given by one party to another under this Agreement (each, a "**Notice**") will be given in writing and delivered by personal delivery or delivery by recognized national courier, sent by facsimile transmission or delivered by registered mail, postage prepaid, or by electronic communication (including email but excluding Internet or intranet websites) addressed as follows:

(a) If to the Lender:

FSD Pharma Inc.
199 Bay Street, Suite 4000
Toronto, ON M5L 1A9

Attention: Zeeshan Saaed, CEO
E-mail: Zsaeed@fsdpharma.com

(b) If to the Borrower:

Celly Nutrition Corp.
595 Burrard Street, Suite 1000
Vancouver, BC V7X 1S8

Attention: Binyomin Posen, CEO
E-mail: bposen@plazacapital.ca

or at such other address or facsimile number or email address at which the addressee may from time to time notify the addressor. Any Notice properly addressed and sent by prepaid registered mail will be deemed to have been given and received on the 5th business day following the date of its mailing. Any Notice transmitted by facsimile will be deemed to have been given and received on the day in which transmission is confirmed. Notices sent to an email address will be deemed to be received on the following day, unless the sender receives notice from the intended recipient's email server (by return email or other written acknowledgement) notifying the sender of a failure to deliver such email.

5.2 Default

(a) Upon the occurrence of any one or more Events of Default (as such term is defined below) the Lender may accelerate the Loan Amount and all accrued but unpaid interest to become immediately due and payable by the Borrower to the Lender.

(b) The happening of any one of the following events unless waived by the Lender, shall constitute event of default under this Agreement ("**Event of Default**") provided the Borrower fails to cure (or obtain a waiver for) such default for a period of 10 business days after the Lender provides notice of said event:

(i) failure to pay principal or Interest when due;

(ii) if a decree or order of a court having jurisdiction is entered adjudging the Borrower a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Borrower, or appointing a receiver of, or of any substantial part of, the property of the Borrower or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(iii) if the Borrower institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment

of a receiver of, or of any substantial part of, the property of the Borrower or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due; or

(iv) if, after the date hereof, any proceedings with respect to the Borrower are taken with respect to a compromise or arrangement, with respect to creditors of the Borrower generally, under the applicable legislation of any jurisdiction.

5.3 Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable that provision in any other jurisdiction.

5.4 Governing Law and Attornment

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be treated in all respects as an Ontario contract. The Parties submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

5.5 Assignment

The Borrower will not be entitled to assign any of their rights under this Loan Agreement except with the prior written consent of the Lender. The Lender may assign its rights under this Loan Agreement, in whole or in part, without the prior consent, or notice to the Borrower.

5.6 Counterparts

This Agreement is properly executed if each party executes this Agreement or an identical document. In the latter case, this Agreement takes effect when the separately executed documents are exchanged between the Parties. Delivery of an executed counterpart of this Agreement by portable document format file (PDF file) by facsimile or other electronic method of transmission will be effective as manual delivery of an executed counterpart of this Agreement.

5.7 Entire Agreement and Termination of Prior Agreements

This Agreement, together with the Loan Documents, constitute the entire agreement among the Borrower, the Lender, with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such subject matter. There are no representations, warranties, conditions, other agreements or acknowledgments, whether direct or collateral, express or implied, that form part of or affect this Agreement or any other Loan Document other than as expressed herein or in such other Loan Document. The execution of each Loan Document has not been induced by,

nor does the Borrower rely upon or regard as material, any representations, warranties, conditions, other agreements or acknowledgments not expressly made in any Loan Document.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first written above.

CELLY NUTRITION CORP.

By:______________________________
Name: Binyomin Posen
Title: CEO

FSD PHARMA INC.

By:______________________________
Name: Zeeshan Saaed
Title: CEO

Appendix B

GENERAL SECURITY AGREEMENT

THIS GENERAL SECURITY AGREEMENT (as amended, modified, supplemented, restated or replaced from time to time, this "**Agreement**"), dated as of July 31, 2023, made by and between Celly Nutrition Corp., a corporation existing under the laws of the Province of British Columbia (the "**Obligor**"), in favor of FSD Pharma Inc. (the "**Secured Party**").

WHEREAS the Obligor and the Secured Party have entered into a loan agreement dated on or about the date hereof, as the same may be amended, restated, modified or replaced from the time to time, the "**Loan Agreement**").

AND WHEREAS, as a condition for funding the loan pursuant to the Loan Agreement, the Secured Party requires, among other things, that the Obligor grant to the Secured Party, a lien on and security interest in the personal property and fixtures of the Obligor described herein subject to the terms and conditions hereof.

AND WHEREAS, the Obligor will substantially benefit from the proceeds received from the loan from the Secured Party.

AND WHEREAS the Obligor has duly authorized the execution, delivery and performance of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, and in order to induce the Secured Party to fund the loan, the Obligor agrees with the Secured Party, as follows:

1. As general and continuing security for the payment and performance of the Obligations the Obligor assigns, transfers, sets over, grants a security interest in, mortgages and charges to the Secured Party, as and by way of a fixed and specific mortgage, charge and security interest in, all of the present and after acquired personal property and all of the present and future assets, property (both real and personal) and undertaking of the Obligor and in all right, title and interest which the Obligor now has or may hereafter have in all of its assets, property and undertaking, including without limitation, all present and after acquired assets, property and undertaking of the kinds hereinafter described (collectively, the "**Collateral**"):

(a) All goods comprising the inventory of the Obligor, including but not limited to goods held for sale or lease or furnished or to be furnished under a contract of service or that are raw materials, work in progress or materials used or consumed in a business or profession or finished goods, including, without limitation, "inventory" as defined in the PPSA (hereinafter sometimes collectively referred to as "**Inventory**").

(b) All goods which are not inventory or consumer goods, including but not limited to furniture, fixtures, equipment, machinery, plant, tools, vehicles and other tangible personal property, including, without limitation, "equipment" as defined in the PPSA (hereinafter sometimes collectively referred to as "**Equipment**").

(c) All Computer Hardware and Software Collateral (as defined below).

(d) All accounts, debts, demands and choses in action which are now due, owing or accruing due or which may hereafter become due, owing or accruing due to the Obligor and all claims of any kind which the Obligor now has or may hereafter have, including but not limited to claims against the Crown and claims under insurance policies (hereinafter sometimes collectively referred to together with intangibles and the Collateral described in paragraphs 1(f) and (n) as "**Receivables**").

(e) All Intellectual Property Collateral (as defined below).

(f) All chattel paper.

(g) All warehouse receipts, bills of lading and other documents of title, whether negotiable or not.

(h) All Equity Interest Collateral (as defined below).

(i) All financial assets.

(j) All securities entitlements.

(k) All investment property.

(l) All securities accounts in the name of the Obligor, including any and all assets of whatever type or kind deposited in or credited to such securities accounts, including all financial assets, all security entitlements related to such financial assets, and all certificates and other instruments from time to time representing or evidencing the same, and all dividends, interest, distributions, cash and other property from time to time received or receivable upon or otherwise distributed or distributable in respect of or in exchange for any or all of the foregoing.

(m) All rights, contracts (including, without limitation, rights and interests arising thereunder or subject thereto), instruments, agreements, licences, permits, consents, leases, policies, approvals, development agreements, building contracts, performance bonds, purchase orders, plans and specifications all of which may or may not be personal property but may be rights in which the Obligor has interests, all as may be amended, modified, supplemented, replaced or restated from time to time.

(n) All rents, present or future, under any lease or agreement to lease any part of the lands of the Obligor or any building, erection, structure or facility now or hereafter constructed or located on such lands, income derived from any tenancy, use or occupation thereof and any other income and profit derived therefrom.

(o) All intangibles, including but not limited to all money, cheques, deposit accounts, letters of credit, advances of credit and goodwill.

(p) With respect to the property described in paragraphs 1(a) to (o) inclusive, all books, accounts, invoices, letters, papers, documents and other records in any form evidencing or relating thereto and all contracts, securities, instruments and other rights and benefits in respect thereof.

(q) With respect to the property described in paragraphs 1(a) to (p) inclusive, all substitutions and replacements thereof and increases, additions and accessions thereto.

(r) With respect to the property described in paragraphs 1(a) to (q) inclusive, all proceeds therefrom including personal property in any form or fixtures derived directly or indirectly from any dealing with such property or proceeds therefrom and any insurance or other payment as indemnity or compensation for loss of or damage to such property or any right to such payment, and any payment made in total or partial discharge or redemption of an intangible, chattel paper, instrument or security.

The security interest created hereby shall not charge, encumber, create a lien upon or otherwise mortgage any consumer goods which the Obligor may own. In this Agreement, the words "accessions", "account", "chattel paper", "consumer goods", "document of title", "equipment", "goods", "instrument", "intangible", "inventory" and "proceeds" shall have the same meanings as their defined meanings in the *Personal Property Security Act* (British Columbia), as amended, re-enacted or replaced from time to time (the "**PPSA**"), and the terms "certificated security", "entitlement holder", "entitlement order", "financial asset", "security", "securities account", "security entitlement", "security intermediary" and "uncertificated security" whenever used herein have the meanings given to these terms in the *Securities Transfer Act* (British Columbia) (the "**STA**") as amended, re-enacted or replaced from time to time.

The said mortgage, charge and security interest shall not extend or apply to the following:

(i) The last day of the term of any lease or any agreement therefor now held or hereafter acquired by the Obligor, but should such mortgage, charge and security interest become enforceable, the Obligor shall thereafter stand possessed of such last day and shall hold it in trust to assign the same to any Person acquiring such term or the part thereof mortgaged and charged in the course of any enforcement of the said mortgage, charge and security or any realization of the subject matter thereof.

(ii) Any present or after-acquired agreement, right, franchise, licence or permit (for the purpose of this paragraph, the "contractual rights") to which the Obligor is a party or of which the Obligor has the benefit to the extent that the creation of the mortgage, charge or security therein would constitute a breach of the terms of or permit any Person to terminate any of the contractual rights or otherwise constitute a breach of or violation under any existing law, statute or regulation to which the Obligor is subject, provided that all such contractual rights will be held in trust by the Obligor for the benefit of the Secured Party. Notwithstanding the foregoing, the said mortgage, charge and security interest shall apply to any proceeds of the disposition of any such contractual rights and the Obligor further agrees to hold such proceeds in trust for the Secured Party and to keep such proceeds in a segregated account for the benefit of the Secured Party. In addition, the said mortgage, charge and security interest shall extend to the contractual rights upon delivery by the Secured Party to the Obligor of written notice to such effect following the occurrence of an Event of Default.

2. Unless otherwise defined herein or the context otherwise requires, capitalized terms used herein shall have the meanings provided in the Loan Agreement, and, in this Agreement:

(a) "**Agreement**" means this general security agreement and all renewals, substitutions, amendments and replacements hereof. The terms "Section", "Subsection" and

"Paragraph" and similar terms refer to the specified section, subsection, paragraph or other portion of this agreement, and the expressions "herein", "hereof", "hereto", "above", "below" and similar expressions used in this agreement refer and relate to the whole of this agreement and not to any part unless otherwise expressly provided.

(b) "**Applicable Law**" means, in relation to any Person, property, transaction or event, all applicable provisions of: (a) statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, treaties, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority, in each case applicable to or binding upon such Person, property, transaction or event.

(c) "**Computer Hardware and Software Collateral**" means:

(i) all computer and other electronic data processing hardware, integrated computer systems, central processing units, memory units, display terminals, printers, features, computer elements, card readers, tape drives, hard and soft disk drives, cables, electrical supply hardware, generators, power equalizers, accessories and all peripheral devices and other related computer hardware;

(ii) all software programs (including both source code, object code and all related applications and data files), whether now owned, licenced or leased or hereafter acquired by the Obligor, designed for use on the computers and electronic data processing hardware described in clause (i) above;

(iii) all firmware associated therewith;

(iv) all documentation (including flow charts, logic diagrams, manuals, guides and specifications) with respect to such hardware, software and firmware described in the preceding clauses (i) through (iii); and

(v) all rights with respect to all of the foregoing, including, without limitation, any and all intellectual property rights, copyrights, leases, licences, options, warranties, service contracts, program services, test rights, maintenance rights, support rights, improvement rights, renewal rights and indemnifications and any substitutions, replacements, additions or model conversions of any of the foregoing.

(d) "**Control Agreement**" means:

(i) with respect to any uncertificated securities included in the Collateral, an agreement between the issuer of such uncertificated securities and another Person whereby such issuer agrees to comply with instructions that are originated by such Person in respect of such uncertificated securities, without the further consent of the Obligor; and

(ii) with respect to any security entitlements in respect of financial assets deposited in or credited to a securities account included in the Collateral, an agreement between the securities intermediary and another Person in respect of such security entitlements pursuant to which such securities intermediary agrees to

comply with any entitlement orders with respect to such security entitlements that are originated by the Secured Party, without the further consent of the Obligor.

(e) "**Copyright Collateral**" means:

(i) all copyrights (including without limitation copyrights for semi-conductor chip product mask works and all integrated circuit topography) of the Obligor, whether statutory or common law, registered or unregistered, now or hereafter in force throughout the world, and all applications for registration thereof, whether pending or in preparation, and all copyrights resulting from such applications;

(ii) all extensions and renewals of any thereof;

(iii) all copyright licences and other agreements providing the Obligor with the right to use any of the items of the type referred to in clauses (i) and (ii);

(iv) the right to sue for past, present and future infringements of any of the Copyright Collateral referred to in clauses (i) and (ii) and, to the extent applicable, clause (iii); and

(v) all proceeds of the foregoing, including, without limitation, licences, royalties, income, payments, claims, damages and proceeds of suit.

(f) "**Equity Interest Collateral**" means all instruments, shares, stock, equity interests, warrants, bonds, Loan Agreements, Loan Agreement stock or other securities relating to the Obligor's equity interests in each of the Guarantors, whether certificated or uncertificated.

1. "**Events of Default**" has the meaning ascribed to the term in the Loan Agreement.

(g) "**Governmental Authority**" means: (a) any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances; (b) any Person acting within and under the authority of any of the foregoing or under a statute, rule or regulation thereof; and (c) any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

(h) "**Intellectual Property Collateral**" means, collectively, the Copyright Collateral, the Patent Collateral, the Trademark Collateral and the Trade Secrets Collateral.

(i) "**Obligations**" means all of the present and future indebtedness, liabilities and obligations of the Obligor of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency, and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization of the Obligor, whether or not allowed or allowable as a claim in any such case, proceeding or other action) to the Secured Party (and its Affiliates) under, in connection with, relating to or with respect to the Loan Agreement, and any unpaid balance thereof.

(j) "**Patent Collateral**" means:

(i) all letters patent and applications for letters patent throughout the world, including all patent applications in preparation for filing anywhere in the world;

(ii) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and re-examinations of any of the items described in clause (i);

(iii) all patent licences and other agreements providing the Obligor with the right to use any of the items of the type referred to in clauses (i) and (ii);

(iv) the right to sue third parties for past, present or future infringements of any patent or patent application, and for breach or enforcement of any patent licence; and

(v) all proceeds of, and rights associated with, the foregoing (including licence royalties and proceeds of infringement suits), and all rights corresponding thereto throughout the world.

(k) "**Person**" means an individual, company, partnership (whether or not having separate legal personality), corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity, or a government, state or political subdivision thereof.

(l) "**Trademark Collateral**" means:

(i) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade dress, service marks, logos, other source of business identifiers, prints and labels on which any of the foregoing have appeared or appear and designs (all of the foregoing items in this clause (i) being collectively called a "**Trademark**"), now existing anywhere in the world or hereafter adopted or acquired, whether currently in use or not, all registrations and recordings thereof and all applications in connection therewith, whether pending or in preparation for filing, including registrations, recordings and applications in the Trade-marks Branch of the Canadian Intellectual Property Office or in any office or agency of Canada or any Province thereof or any foreign country, and all reissues, extensions or renewals thereof;

(ii) all Trademark licences and other agreements providing the Obligor with the right to use any items of the type described in clause (i);

(iii) all of the goodwill of the business connected with the use of, and symbolized by, the items described in clause (i);

(iv) the right to sue third parties for past, present and future infringements of any Trademark Collateral described in clauses (i) and (ii); and

(v) all proceeds of, and rights associated with, the foregoing, including any claim by the Obligor against third parties for past, present or future infringement or dilution of any Trademark, Trademark registration or Trademark licence, or for any injury to the goodwill associated with the use of any such Trademark or for

breach or enforcement of any Trademark licence and all rights corresponding thereto throughout the world.

(m) "**Trade Secrets Collateral**" means all common law and statutory trade secrets and all other confidential or proprietary or useful information (to the extent such confidential, proprietary or useful information is protected by the Obligor against disclosure and is not readily ascertainable) and all know-how obtained by or used in or contemplated at any time for use in the business of the Obligor, including without limitation recipes and food processing know-how (all of the foregoing being collectively called a "**Trade Secret**"), whether or not such Trade Secret has been reduced to a writing or other tangible form, including all documents and things embodying, incorporating or referring in any way to such Trade Secret, all Trade Secret licences, and including the right to sue for and to enjoin and to collect damages for the actual or threatened misappropriation of any Trade Secret and for the breach or enforcement of any such Trade Secret licence.

3. The fixed and specific mortgages and charges and the security interest granted under this Agreement secure payment and performance of all Obligations.

4. The Obligor hereby represents and warrants to the Secured Party as at the date of this Agreement and as at the date of the acquisition by the Obligor of Collateral (including any acquisition of Collateral after the date hereof) as follows:

(a) The Obligor is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation with the corporate power to enter into this Agreement, this Agreement has been duly authorized by all necessary corporate action on the part of the Obligor and constitutes a legal and valid agreement binding of the Obligor, enforceable against the Obligor in accordance with its terms; the making and performance of this Agreement will not result in the breach of, constitute a default under, contravene any provision of, or result in the creation of, any lien, charge, security interest, encumbrance or any other rights of others upon any property of the Obligor pursuant to any agreement, indenture or other instrument to which the Obligor is a party or by which the Obligor or any of its property may be bound or affected.

(b) All of the Collateral is, or when the Obligor acquires any right, title or interest therein, will be the sole property of the Obligor, free and clear of all liens, charges, security interests, encumbrances or any other rights, except as may be permitted by the Loan Agreement, and except for those permitted liens expressly consented to in writing by the Secured Party.

(c) With respect to any material Intellectual Property Collateral:

(i) such Intellectual Property Collateral is subsisting and has not been adjudged invalid or unenforceable, in whole or in part;

(ii) the Obligor is the exclusive owner of the entire right, title and interest in and to such Intellectual Property Collateral owned by the Obligor and is entitled to use the Intellectual Property Collateral leased or licensed to the Obligor and, to its knowledge, no claim has been made that the use of such Intellectual Property Collateral does or may violate the asserted rights of any third party.

(d) The security interest created by this Agreement, once properly perfected in accordance with Applicable Law, will be a valid first priority security interest in the Collateral, subject only to permitted liens expressly consented to in writing by the Secured Party.

(e) The address of the Obligor's chief executive office, principal place of business and the office where it keeps its records respecting the Receivables is that given at the end of this Agreement.

(f) The Obligor has not granted "control" (within the meaning of such term under the STA) over any investment property forming part of the Collateral to any Person other than the Secured Party.

(g) Except for the filings and registrations necessary to perfect the security interests created herein or otherwise provided for in the Loan Agreement, no authorization, approval or other action by, and no notice to or filing with, any governmental authority, regulatory body or any other Person is required for the grant by the Obligor of the security interest granted hereby in the Collateral or for the execution, delivery and performance of this Agreement by the Obligor.

5. So long as any portion of the Obligations shall remain unpaid, the Obligor covenants with the Secured Party that it will comply with or perform, or cause to be complied with or performed, the following obligations:

(a) The Obligor shall maintain, use and operate the Collateral in accordance with past business practices and in accordance with the terms and conditions of the Loan Agreement.

(b) The Obligor shall keep proper books of account with respect to the Collateral in accordance with generally accepted accounting practice.

(c) The Obligor shall not sell, lease or otherwise dispose of the Collateral without the prior written consent of the Secured Party, except as permitted by the Loan Agreement or in the ordinary course of business.

(d) The Obligor shall, upon reasonable request by the Secured Party, execute and deliver all such financing statements, certificates, further assignments and documents and do all such further acts and things as may be necessary and reasonably requested by the Secured Party to give effect to the intent of this Agreement.

(e) The Obligor acknowledges that no material Collateral shall become affixed to any real property not subject to a security interest in favour of the Secured Party without the prior written consent of the Secured Party.

(f) The Obligor will immediately, and in any event within 24 hours, notify the Secured Party if they become aware that any Person has the right to go into, collect or seize possession of the Collateral by means of execution, garnishment or other legal process.

(g) Except with respect to goods in transit or with respect to Equipment out for repair, the Obligor shall keep all material Equipment and other tangible personal property of the Obligor either (i) in the jurisdictions in which such material Equipment or other tangible

personal property are located as of the date hereof, or (ii) in jurisdictions in which all required filings have been made for the perfection of the security interests created hereby.

(h) With respect to any Equipment or Inventory in the possession or control of any third party, upon the request of the Secured Party, acting reasonably, the Obligor shall notify such third party of the Secured Party' security interest in such Equipment or Inventory and, upon the Secured Party's request following the occurrence and during the continuance of an Event of Default, direct such third party to hold all such Equipment or Inventory for the Secured Party's account and subject to the Secured Party's instructions.

(i) The Obligor shall not change the location of its chief executive office or the location of the office where it keeps its records respecting the Receivables without giving prior written notice to the Secured Party of the new location and the date upon which such change is to take effect.

(j) Upon the reasonable request of the Secured Party, the Obligor shall deliver to the Secured Party possession of all originals of all negotiable documents, instruments and chattel paper owned or held by the Obligor evidencing an aggregate amount payable in excess of $150,000 or evidencing any right in goods in an aggregate amount exceeding $150,000 (duly endorsed in blank, if requested by the Secured Party).

(k) If an Event of Default shall have occurred and be continuing, at the written direction of the Secured Party, all proceeds of Collateral received by the Obligor shall be delivered in kind to the Secured Party for deposit to a deposit account (the "**Collateral Account**") of the Obligor maintained at the Obligor's bank for the benefit of the Secured Party, and the Obligor shall hold all such proceeds in express trust for the benefit of the Secured Party until delivery thereof is made to the Secured Party. All amounts so held by the Secured Party or by the Obligor in trust for the benefit of the Secured Party) and all income in respect thereof will continue to be collateral security for the Obligations and will not constitute payment thereof until approved as hereinafter provided. No funds, other than proceeds of Collateral, will be deposited in the Collateral Account.

(l) Following the Secured Party's exercise of the remedy provided for in paragraph 5(k) hereof, the Secured Party shall have the right but not the obligation to apply any amount held in the Collateral Account to the payment of any Obligations which are due and payable or payable upon demand in such order as the Secured Party may determine in its discretion. The Secured Party may at any time transfer to the Obligor's general demand deposit accounts any or all of the collected funds in the Collateral Account; provided, however, that any such transfer shall not be deemed to be a waiver or modification of any of the Secured Party' rights under this paragraph 5.

(m) The Obligor shall not, unless the Obligor shall reasonably and in good faith determine (and notice of such determination, in form and substance satisfactory to the Secured Party, shall have been delivered to the Secured Party) that any of the Intellectual Property is not material to the business of the Obligor and has negligible economic value, do any act, or omit to do any act, whereby any of the Intellectual Property may lapse or become abandoned, dedicated to the public, placed in the public domain, invalid or unenforceable, as the case may be.

(n) The Obligor shall notify the Secured Party promptly if it knows, or has reason to believe, that any application or registration relating to any material item of the Intellectual

Property Collateral may become abandoned, dedicated to the public, placed in the public domain, invalid or unenforceable, or of any materially adverse determination or development regarding the Obligor's ownership of any of the Intellectual Property Collateral, its right to register the same or to keep and maintain and enforce the same.

(o) At the reasonable request of the Secured Party, the Obligor shall execute and deliver to the Secured Party any document required to acknowledge or register or perfect the Secured Party's interest in any part of the Intellectual Property Collateral.

(p) The Obligor shall defend the title to the Collateral against all Persons and shall, upon reasonable demand by the Secured Party, furnish further assurance of title and execute any written instruments or do any other acts necessary to make effective the purposes and provisions of this Agreement.

(q) The Obligor shall ensure that the representations and warranties set forth in paragraph 4 hereof will be true and correct at all times.

6. The Obligor will maintain or cause to be maintained with reputable insurance companies insurance with respect to the Collateral against such casualties and contingencies and of such types and in such amounts as are required under the Loan Agreement.

7. The Obligor shall not create or suffer to exist any lien upon any of the Collateral to secure any indebtedness or liabilities of any Person, except for the mortgages, charges and security interest created by this Agreement and except for permitted liens expressly consented to in writing by the Secured Party.

8. Following the occurrence of an Event of Default which is continuing, (i) the Secured Party may notify any parties obligated on any of the Collateral to make any payment to the Secured Party of any amounts due or to become due thereunder and enforce collection of any of the Collateral by suit or otherwise and surrender, release, or exchange all or any part thereof, or compromise or extend or renew for any period (whether or not longer than the original period) any indebtedness thereunder or evidenced thereby, (ii) upon written request of the Secured Party, the Obligor will, at its own expense, notify any parties obligated on any of the Collateral to make any payment to the Secured Party of any amounts due or to become due thereunder, and (iii) any payment or other proceeds received by the Obligor from any party obligated on any of the Collateral shall be held by the Obligor in trust for the Secured Party and paid over to the Secured Party forthwith upon request.

9. The Obligor agrees that, forthwith upon request by the Secured Party, from time to time at its own expense, the Obligor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary and reasonably requested by the Secured Party in order to perfect, preserve and protect any mortgages, charges and security interest created, granted or purported to be created or granted hereby or to enable the Secured Party to exercise and enforce its rights and remedies hereunder with respect to any Collateral. Without limiting the generality of the foregoing, the Obligor will:

(a) If reasonably requested by the Secured Party, mark conspicuously each chattel paper included in the Receivables and each related contract with a legend, in form and substance satisfactory to the Secured Party, indicating that such document, chattel paper or related contract is subject to the security interest granted hereby.

(b) If reasonably requested by the Secured Party, if any Receivable shall be evidenced by a promissory note or other instrument, negotiable document or chattel paper, deliver and pledge to the Secured Party hereunder such promissory note, instrument, negotiable document or chattel paper duly endorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance satisfactory to the Secured Party.

(c) Execute and file such financing or financing change statements, or amendments thereto (including, without limitation, any assignment of claim from or other formality under or pursuant to the *Financial Administration Act* (Canada) or similar provincial or territorial legislation), and such other instruments or notices, as may be necessary and reasonably requested by the Secured Party in order to perfect and preserve the security interests and other rights granted or purported to be granted to the Secured Party hereby.

(d) Furnish to the Secured Party, from time to time at the Secured Party's reasonable request, statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Secured Party may reasonably request, all in reasonable detail.

(e) Direct the issuer of any certificated securities included in or relating to the Collateral as the Secured Party may specify in its request to register the applicable security certificate in the name of the Secured Party or such nominee as they may direct.

(f) Direct the issuer of any uncertificated securities included in or relating to the Collateral as the Secured Party may specify in its request to register in the books and records of such issuer the Secured Party or such nominee as it may direct as the registered owner of the uncertificated security.

(g) Direct the securities intermediary for any security entitlements in respect of financial assets deposited in or credited to a securities account included in or relating to the Collateral as the Secured Party may specify in their request to transfer any or all of the financial assets to which such security entitlements relate as the Secured Party may specify.

Notwithstanding the foregoing, the Secured Party will be entitled, but not bound or required, to exercise any of the rights that any holder of the above may at any time have. The Secured Party will not be responsible for any loss occasioned by its exercise of such rights or by failure to exercise the same within the time limited for the exercise thereof other than any loss resulting from the gross negligence or wilful misconduct of the Secured Party.

With respect to the foregoing and the grant of the security interest hereunder, the Obligor hereby authorizes the Secured Party to file one or more financing or financing change statements, and amendments thereto, relative to all or any part of the Collateral without the signature of the Obligor where permitted by law. The Secured Party shall provide a copy of such statement to the Obligor together with details of registration thereof. A photographic or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

10. The Obligor agrees that forthwith, upon request from time to time by the Secured Party acting reasonably, the Obligor shall give its consent in writing to:

(a) The entering into by any issuer of any uncertificated securities included in or relating to the Collateral as the Secured Party may specify in their request, of a Control Agreement with the Secured Party in respect of such uncertificated securities, which consent may be incorporated into an agreement to which such issuer, the Secured Party and the Obligor are parties.

(b) The entering into by any securities intermediary for any security entitlements in respect of the financial assets deposited in or credited to a securities account included in or relating to the Collateral as the Secured Party may specify in their request, of a Control Agreement with the Secured Party in respect of such security entitlements which consent may be incorporated into an agreement to which such securities intermediary, the Secured Party and the Obligor are parties.

11. The Obligor agrees that it shall not consent to:

(a) The entering into by any issuer of any uncertificated securities included in or relating to the Collateral of a Control Agreement in respect of such uncertificated securities with any Person other than the Secured Party or such nominee or agent as they may direct.

(b) The entering into by any securities intermediary for any security entitlements in respect of the financial assets deposited in or credited to a securities account included in or relating to the Collateral of a Control Agreement with respect to such securities accounts or security entitlements with any Person other than the Secured Party or such nominee or agent as they may direct.

12. Unless an Event of Default has occurred and is continuing, the Obligor may use the Collateral in any lawful manner not inconsistent with this Agreement or the Loan Agreement, and the Secured Party and their representatives shall have the right to inspect the operations of the Obligor, its books and records and the Collateral at anytime during normal business hours upon providing twenty four (24) hours' reasonable notice to the Obligor.

13. Following the occurrence of and during the continuance of an Event of Default, the Secured Party may have any Collateral comprising instruments, shares, stock, equity interests, warrants, bonds, Loan Agreements, Loan Agreement stock or other securities, registered in its name or in the name of its nominee and will be entitled but not bound or required to exercise any of the rights that any holder of such securities may at any time have, but the Secured Party shall not be responsible for any loss occasioned by the exercise of any of such rights or by failure to exercise the same within the time limit for the exercise thereof save and except for the gross negligence or wilful misconduct of the Secured Party.

14. Upon the Obligor's failure to perform any of its duties hereunder the Secured Party may, but shall not be obliged to, perform any or all of such duties, without waiving any rights to enforce this Agreement, and the Obligor shall pay to the Secured Party, forthwith upon written demand therefor, an amount equal to the reasonable costs, fees and expenses incurred by the Secured Party in so doing plus interest thereon from the date such costs, fees and expenses are incurred until paid at the rate or rates set out in the Loan Agreement.

15. Upon the occurrence of an Event of Default that is continuing, the security hereby granted shall immediately become enforceable and the Secured Party may, in its sole discretion, forthwith or at any time thereafter:

(a) Declare any or all of the Obligations not then due and payable to be immediately due and payable in accordance with the terms of the Loan Agreement and, in such event, such Obligations shall be forthwith due and payable to the Secured Party without presentment protest or notice of dishonour.

(b) Commence legal action to enforce payment or performance of the Obligations.

(c) Require the Obligor to disclose to the Secured Party the location or locations of the Collateral and the Obligor agrees to make such disclosure when so required by the Secured Party.

(d) Require the Obligor, at the Obligor's sole expense, to assemble the Collateral and deliver or make the Collateral available at a place or places designated by the Secured Party to the Obligor that is reasonably convenient for the Obligor, and the Obligor agrees to so assemble, deliver or make available the Collateral.

(e) Enter any premises where the Collateral may be situate and take possession of the Collateral by any method permitted by law.

(f) Repair, process, modify, complete or otherwise deal with the Collateral and prepare for the disposition of the Collateral, whether on the premises of the Obligor or otherwise and take such steps as it considers necessary to maintain, preserve or protect the Collateral.

(g) Seize, collect, realize or dispose of the Collateral by private sale, public sale, lease, or otherwise upon such terms and conditions as the Secured Party may determine or otherwise deal with the Collateral or any part thereof in such manner, upon such terms and conditions and of such times as may seem to the Secured Party advisable.

(h) Carry on all or any part of the business or businesses of the Obligor and may, to the exclusion of all others, enter upon, occupy and use all or any of such premises, buildings, plant, undertaking and other property of or used by the Obligor as part of or for such time and in such manner as the Secured Party see fit, free of charge, and the Secured Party shall not be liable to the Obligor for any act, omission, or negligence (other than gross negligence or wilful misconduct) in so doing or for any rent, charges, depreciation, damages or other amount in connection therewith or resulting therefrom and any sums expended by the Secured Party shall bear interest at the rate or rates set out in the Loan Agreement.

(i) File such proofs of claim or other documents as may be necessary or desirable to have its claim lodged in any bankruptcy, winding-up, liquidation, dissolution or other proceedings (voluntary or otherwise) relating to the Obligor.

(j) Borrow money for the purpose of carrying on the business of the Obligor or for the maintenance, preservation or protection of the Collateral and mortgage, charge, pledge or grant a security interest in the Collateral, whether or not in priority to the security created herein, to secure repayment of any money so borrowed.

(k) Where the Collateral has been disposed of by the Secured Party as provided in paragraph 15(g), commence legal action against the Obligor for any deficiency.

(l) Pay or discharge any Lien or claims by any Person in the Collateral and the amount so paid shall be added to the Obligations and secured hereby and shall bear interest at the highest rate of interest charged by the Secured Party at that time in respect of any of the Obligations until payment thereof.

(m) Take any other action, suit, remedy or proceeding authorized or permitted by this Agreement, the PPSA or by law or equity.

(n) To the extent permitted by Applicable Law, transfer any securities forming part of the Collateral into the name of the Secured Party or their nominee, with or without disclosing that the securities are subject to a security interest and cause the Secured Party or their nominee to become the entitlement holder with respect to any security entitlements forming part of the Collateral.

(o) Sell, transfer or use any investment property included in the Collateral of which the Secured Party or their agent has "control" within the meaning of subsection 1(2) of the PPSA.

16. Where required to do so by the PPSA or other Applicable Law, the Secured Party shall give to the Obligor the minimum written notice required by the PPSA or other Applicable Law of any intended disposition of the Collateral.

17. Any notice or communication to be given under this Agreement to the Obligor or the Secured Party shall be effective if given in accordance with the provisions of the Loan Agreement as to the giving of notice, and the Obligor and the Secured Party may change their respective address for notices in accordance with the said provisions.

18. If the Secured Party is entitled to exercise their rights and remedies in accordance with paragraph 15 hereof, the Secured Party may take proceedings in any court of competent jurisdiction for the appointment of a receiver (which term shall include a receiver and manager) (each herein referred to as a "**Receiver**") of the Collateral or may by appointment in writing appoint any Person to be a Receiver of the Collateral and may remove any Receiver so appointed by the Secured Party and appoint another in its stead; and any such Receiver appointed by instrument in writing shall have powers of the Secured Party set out in subparagraphs 15(b) to (l), inclusive, including, without limitation, the power (i) to take possession of the Collateral, (ii) to carry on the business of the Obligor, (iii) to borrow money required for the maintenance, preservation or protection of the Collateral or for the carrying on of the business of the Obligor on the security of the Collateral in priority to the security interest created under this Agreement, and (iv) to sell, lease or otherwise dispose of the whole or any part of the Collateral at public auction, by public tender or by private sale, either for cash or upon credit, at such time and upon such terms and conditions as the Receiver may determine; provided that, to the extent permitted and in the manner prescribed by law any such Receiver shall be deemed the agent of the Obligor and the Secured Party shall not be in any way responsible for any misconduct or negligence of any such Receiver.

19. Any proceeds of any disposition of any Collateral may be applied by the Secured Party to the payment of reasonable expenses incurred in connection with retaking, holding, repairing, processing, preparing for disposition and disposing of the Collateral (including the remuneration of any Receiver appointed pursuant to paragraph 18, solicitor's fees on a substantial indemnity basis and legal expenses and any other expenses), and any balance of such proceeds shall be applied by the Secured Party towards the payment of the Obligations in such order of application as the Secured Party may from time to time elect, subject to the provisions of the Loan Agreement. All such expenses and all amounts borrowed on the security of the Collateral under paragraphs 15 and 18 hereof shall bear interest at the rate or rates set

out in the Loan Agreement. If the disposition of the Collateral fails to satisfy the Obligations and the expenses incurred by the Secured Party, the Obligor shall be liable to pay any deficiency to the Secured Party on demand.

20. Subject to Applicable Law, the Secured Party is authorized, in connection with any offer or sale of any securities forming part of the Collateral, to comply with any limitation or restriction as it may be advised by counsel is necessary to comply with Applicable Law, including compliance with procedures that may restrict the number of prospective bidders and purchasers, requiring that prospective bidders and purchasers have certain qualifications and restricting prospective bidders and purchasers to Persons who will represent and agree that they are purchasing for their own account or investment and not with a view to the distribution or resale of such securities. Subject to Applicable Law, the Secured Party will not be liable or accountable to the Obligor for any discount allowed by reason of the fact that such securities are sold in compliance with any such limitation or restriction.

21. The Obligor further agrees and acknowledges as follows:

(a) The Obligor shall not be discharged by any extension of time, additional advances, renewals and extensions, the taking of further security, releasing security, extinguishment of the security interest as to all or any part of the Collateral, or any other act except a release or discharge of the security interest upon the full payment of the Obligations including reasonable charges, expenses, fees, costs and interest.

(b) Any failure by the Secured Party to exercise any right set out in this Agreement shall not constitute a waiver thereof; nothing in this Agreement or in the Obligations shall preclude any other remedy by action or otherwise for the enforcement of this Agreement or the payment in full of the Obligations.

(c) The Secured Party may waive, in whole or in part, any breach by the Obligor of any of the provisions of this Agreement, any default by the Obligor in payment or performance of any of the Obligations or any of its rights and remedies, whether provided for herein or otherwise, provided that no such waiver shall be effective unless given by the Secured Party to the Obligor in writing.

(d) No waiver given in accordance with paragraph 21(c) shall be a waiver of any other or subsequent breach by the Obligor of any of the provisions of this Agreement, of any other or subsequent default by the Obligor in payment or performance of any of the Obligations or any of the rights and remedies of the Secured Party, whether provided for herein or otherwise.

(e) All rights of the Secured Party hereunder shall be assignable to the extent permitted under the Loan Agreement.

(f) The mortgage, charge and security interest created by this Agreement is intended to attach when this Agreement is signed by the Obligor with respect to all items of Collateral in which the Obligor has rights at that moment, and shall attach to all other Collateral immediately upon the Obligor acquiring any rights therein.

(g) Value has been given.

22. The Obligor acknowledges having received an executed copy of this Agreement and of the financing statement registered under the PPSA evidencing the security interest created hereby.

23. The Obligor hereby irrevocably constitutes and appoints the Secured Party and each of their respective officers holding office from time to time as the true and lawful attorney of the Obligor with power of substitution in the name of the Obligor, to do any and all such acts and things or execute and deliver all such agreements, documents and instruments as the Secured Party, in their sole discretion, considers necessary or desirable to carry out the provisions and purposes of this Agreement or to exercise any of its rights and remedies hereunder, and to do all acts or things necessary to realize or collect the proceeds, including, without limitation:

(a) To ask, demand, collect, sue for, recover, compromise, receive and give a quittance and receipts for moneys due and to become due under or in respect of any of the Collateral.

(b) To receive, endorse, and collect any drafts or other instruments, documents and chattel paper, in connection with clause (a) above.

(c) To file any claims or take any action or institute any proceedings which the Secured Party may reasonably deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of the Secured Party with respect to any of the Collateral.

(d) To perform the affirmative obligations of the Obligor hereunder.

The Obligor hereby acknowledges, consents and agrees that the power of attorney granted pursuant to this paragraph is irrevocable (until termination of the security interest hereunder) and coupled with an interest. The Obligor hereby ratifies and agrees to ratify all acts of any such attorney taken or done in accordance with this paragraph. The Secured Party agree that they shall not exercise the power of attorney granted pursuant to this paragraph 23 unless an Event of Default has occurred and is continuing.

24. The powers conferred on the Secured Party hereunder are solely to protect their interests in the Collateral and shall not impose any duty on the Secured Party to exercise any such powers. Except for reasonable care of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Secured Party shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral.

25. Notwithstanding any other term or condition of this Agreement, this Agreement shall not relieve the Obligor or any other party to any of the Collateral from the observance or performance of any term, covenant, condition or agreement on its part to be observed or performed thereunder or from any liability to any other party or parties thereto or impose any obligation on the Secured Party to observe or perform any such term, covenant, condition or agreement to be so observed or performed, and the Obligor hereby agrees to indemnify and hold harmless the Secured Party from and against any and all losses, liabilities (including liabilities for penalties), costs and expenses which may be incurred by the Secured Party under or in respect of the Collateral and from all claims, alleged obligation or undertaking on its part to observe, perform or discharge any of the terms, covenants and agreements contained in or with respect to the Collateral. The Secured Party may, at their option, perform any term, covenant, condition or agreement on the part of the Obligor to be performed under or in respect of the Collateral (and/or enforce any of the rights of the Obligor thereunder) without thereby waiving any rights to enforce this Agreement. Nothing contained in this paragraph 25 shall be deemed to constitute the Secured Party the mortgagee in possession of the Collateral or the lessee under any lease or agreement to lease unless the Secured Party have agreed to become such mortgagee in possession or to be a lessee.

26. All rights of the Secured Party hereunder shall enure to the benefit of their respective successors and permitted assigns, provided that the Secured Party shall not be entitled to transfer or assign any of its right, title or interest in, to, or arising under this Agreement except in accordance with the

provisions governing assignment contained in the Loan Agreement and all obligations of the Obligor hereunder shall bind the Obligor and its successors and assigns.

27. The Obligor acknowledges and agrees that in the event it amalgamates with any other corporation or corporations, it is the intention of the parties hereto that the security interest created hereby (i) shall extend to "Collateral" (as that term is herein defined) owned by each of the amalgamating corporations and the amalgamated corporation at the time of amalgamation and to any "Collateral" thereafter owned or acquired by the amalgamated corporation, such that the term the "Obligor" when used herein would apply to each of the amalgamating corporations and the amalgamated corporation and (ii) shall secure the "Obligations" (as that term is herein defined) of each of the amalgamating corporations and the amalgamated corporation to the Secured Party at the time of amalgamation and any "Obligations" of the amalgamated corporation to the Secured Party thereafter arising. The security interest shall attach to the additional "Collateral" at the time of amalgamation and to any "Collateral" thereafter owned or acquired by the amalgamated corporation when such becomes owned or is acquired.

28. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

29. In the event of any conflict between the provisions hereunder and the provisions of the Loan Agreement then, notwithstanding anything contained in this Agreement, the provisions contained in the Loan Agreement shall prevail and the provisions of this Agreement will be deemed to be amended to the extent necessary to eliminate such conflict. If any act or omission of the Obligor is expressly permitted under the Loan Agreement but is expressly prohibited hereunder, such act or omission shall be permitted. If any act or omission is expressly prohibited hereunder, but the Loan Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed hereunder but the Loan Agreement does not expressly relieve the Obligor from such performance, such circumstance shall not constitute a conflict between the applicable provisions hereunder and the provisions of the Loan Agreement.

30. This Agreement and the security interest, assignment and mortgage and charge granted hereby are in addition to and not in substitution for any other security now or hereafter held by the Secured Party and this Agreement is a continuing agreement and security that will remain in full force and effect until discharged by the Secured Party.

31. The Obligor will not be discharged from any of the Obligations or from this Agreement except by a release or discharge signed in writing by the Secured Party at the Obligor's expense.

32. If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

33. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by telecopy or pdf), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CELLY NUTRITION CORP.,

By ________________________
Name: Binyomin Posen
Title: CEO

Address for Notices:

595 Burrard Street, Suite 1000
Vancouver, British Columbia V7X 1S8

Attention: Binyomin Posen, CEO
Email: bposen@plazacapital.ca

FSD PHARMA INC.,

By ________________________
Name: Zeeshan Saaed
Title: CEO

Address for Notices:

199 Bay Street, Suite 4000
Toronto, ON M5L 1A9

Attention: Zeeshan Saaed
Email: Zsaeed@fsdpharma.com

SCHEDULE "D"
SECTION 185 OF THE *ONTARIO BUSINESS CORPORATIONS ACT*

SCHEDULE "D" SECTION 185 OF THE
ONTARIO BUSINESS CORPORATIONS ACT

Right to dissent

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181;

(e) be continued under the *Co-operative Corporations Act* under section 181.1;be continued under the *Not-for-Profit Corporations Act, 2010* under section 181.2; or

(f) sell, lease or exchange all or substantially all its property under subsection 184(3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170(1)(a), (b), or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170(5) or (6).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277, or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder's right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which

a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8) The Corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent

the notice referred to in subsection (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b) if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i) to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; and

(ii) to be sent the notice referred to in subsection 54(3).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a) to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b) to be sent the notice referred to in subsection 54 (3).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem
(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs
(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders
(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

(i) of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined
(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem
(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers
(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order
(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest
(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay
(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

SCHEDULE "E"
INTERIM ORDER

Court File No. CV-23-00707279-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	WEDNESDAY, THE 11TH
	)	
JUSTICE CAVANAGH	)	DAY OF OCTOBER, 2023

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B-16, SECTION 182(5), AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING FSD PHARMA INC.

INTERIM ORDER

THIS MOTION made by the Applicant, FSD Pharma Inc. ("**FSD Pharma**"), for an interim order for advice and directions pursuant to section 182 of the *Business Corporations Act*, R.S.O. 1990, c. B-16, as amended, (the "**OBCA**") was heard this day via Zoom videoconference.

ON READING the Notice of Motion, the Notice of Application issued on October 6, 2023 and the affidavit of Nathan Coyle sworn October 6, 2023 (the "**Coyle Affidavit**"), including the Plan of Arrangement, which is attached as Schedule B to the draft management information circular of FSD Pharma (the "**Information Circular**"), which is attached as Exhibit A to the Coyle Affidavit, and on hearing the submissions of counsel for FSD Pharma and on being advised that the Director appointed under the OBCA (the "**Director**") does not consider it necessary to appear.

Definitions

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2. **THIS COURT ORDERS** that FSD Pharma is permitted to call, hold and conduct a special meeting (the "**Meeting**") of the holders of class a multiple voting shares ("**Class A Shares**") and class B subordinate voting shares ("**Class B Shares**") in the capital of FSD Pharma, as well as holders of FSD Pharma warrants entitling holders thereof to receive distributions substantially similar to those received by holders of Class B Shares ("**Distribution Warrants**") (collectively the "**Securityholders**"), to be held virtually through the AGM Connect meeting platform on November 20, 2023 at 1:00 p.m. (Toronto time), in order for the Securityholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "**Arrangement Resolution**").

3. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Securityholders, which accompanies the Information Circular (the "**Notice of Meeting**") and the articles and by-laws of FSD Pharma, subject to what may be provided hereafter and subject to further order of this Court.

4. **THIS COURT ORDERS** that the record date (the "**Record Date**") for determination of the Securityholders entitled to notice of, and to vote at, the Meeting shall be the close of business (Toronto time) on October 6, 2023.

5. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Meeting shall be:

a) the Securityholders or their respective proxyholders;

b) the officers, directors, auditors and advisors of FSD Pharma;

c) representatives and advisors of Celly Nutrition Corp. ("**Celly Nu**");

d) the Director; and

e) other persons who may receive the permission of the Chair of the Meeting.

6. **THIS COURT ORDERS** that FSD Pharma may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

7. **THIS COURT ORDERS** that the Chair of the Meeting shall be determined by FSD Pharma and that the quorum at the Meeting shall be not less than two persons present in person or by proxy at the opening of the Meeting who are entitled to vote at the Meeting either as Securityholders or proxyholders.

Amendments to the Arrangement and Plan of Arrangement

8. **THIS COURT ORDERS** that FSD Pharma is authorized to make, subject to the terms of the Arrangement Agreement, the Plan of Arrangement and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as

it may determine without any additional notice to the Securityholders, or others entitled to receive notice under paragraphs 12 and 13 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Securityholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Securityholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as FSD Pharma may determine.

Amendments to the Information Circular

10. **THIS COURT ORDERS** that FSD Pharma is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11. **THIS COURT ORDERS** that FSD Pharma, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as FSD Pharma may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. **THIS COURT ORDERS** that, in order to effect notice of the Meeting, FSD Pharma shall send (i) the Notice of Meeting, which will indicate that the Information Circular (including the Notice of Application and this Interim Order), along with such amendments or additional documents as FSD Pharma may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order, have been posted online and explaining how Securityholders can access them or obtain a paper copy of those materials from the FSD Pharma; (ii) the form of proxy; and (iii) the letter of transmittal, (collectively, the "**Meeting Materials**"), to the following:

a) the registered Securityholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i) by pre-paid ordinary or first class mail at the addresses of the Securityholders as they appear on the books and records of FSD Pharma, or its registrar and transfer agent, at the close of business on the Record

Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of FSD Pharma;

ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii) by facsimile or electronic transmission to any Securityholder, who is identified to the satisfaction of FSD Pharma, who requests such transmission in writing, and, if required by FSD Pharma, who is prepared to pay the charges for such transmission.

b) non-registered Securityholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c) the respective directors and auditors of FSD Pharma, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail, by electronic transmission, or, with the consent of the person, by facsimile, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. **THIS COURT ORDERS** that, in the event that FSD Pharma elects to distribute the Meeting Materials, FSD Pharma is hereby directed to distribute the Information Circular (including the Notice of Application and this Interim Order), and any other communications or

documents determined by FSD Pharma to be necessary or desirable (collectively, the "**Court Materials**") to the holders of FSD Pharma warrants, including the Distribution Warrants, and the holders of FSD Pharma options by any method permitted for notice to shareholders of Class A Shares and Class B Shares (the "**Shareholders**") as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of FSD Pharma or its registrar and transfer agent at the close of business on the Record Date.

14. **THIS COURT ORDERS** that accidental failure or omission by FSD Pharma to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of FSD Pharma, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of FSD Pharma, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. **THIS COURT ORDERS** that FSD Pharma is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as FSD Pharma may determine in accordance with the terms of the Arrangement Agreement ("**Additional Information**"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as FSD Pharma may determine.

16. **THIS COURT ORDERS** that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17. **THIS COURT ORDERS** that FSD Pharma is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as FSD Pharma may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. FSD Pharma is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. FSD Pharma may waive generally, in its discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies by Securityholders, if FSD Pharma deems it advisable to do so.

18. **THIS COURT ORDERS** that Securityholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.110(4.1) of the OBCA: (a) may be deposited at the registered office of FSD Pharma by no later

than 5:00p.m. (Toronto time) on the business day immediately preceding the Meeting (or any adjournment or postponement thereof); and (b) may be deposited with the Chairman of the Meeting on the day of, and prior to the start of the Meeting (or any adjournment or postponement thereof).

Voting

19. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be the Securityholders as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. **THIS COURT ORDERS** that votes shall be taken at the Meeting on the basis of 276,770 votes per Class A Share, one vote per Class B Share and one vote per Distribution Warrant, and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(i) an affirmative vote of at least two-thirds ($66\frac{2}{3}\%$) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the holders of Class A Shares, voting as a class;

(ii) a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the holders of Class A Shares, voting as a class, other than Michael Zapolin;

(iii) an affirmative vote of at least two-thirds ($66^2/_3\%$) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the holders of Class B Shares and Distribution Warrants, voting as a class; and

(iv) a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the holders of Class B Shares and Distribution Warrants, voting as a class, other than Michael Zapolin.

Such votes shall be sufficient to authorize FSD Pharma to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21. **THIS COURT ORDERS** that in respect of matters properly brought before the Meeting pertaining to items of business affecting FSD Pharma (other than in respect of the Arrangement Resolution), each Class A Share entitles the holder to 276,770 votes and each Class B Share entitles the holder to one vote.

Dissent Rights

22. **THIS COURT ORDERS** that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185

of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to FSD Pharma in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by FSD Pharma, at its office at 199 Bay St., Suite 4000, Toronto, Ontario, Canada M5L 1A9, not later than 5:00 p.m. (Eastern time) two business days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the "court" referred to in section 185 of the OBCA means this Honourable Court.

23. **THIS COURT ORDERS** that FSD Pharma shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for Class A Shares and Class B Shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Information Circular, all references to the "corporation" in section 185 of the OBCA shall be deemed to refer to FSD Pharma in place of the "corporation", and FSD Pharma shall have all of the rights, duties and obligations of the "corporation" under section 185 of the OBCA.

24. **THIS COURT ORDERS** that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i) is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its voting common shares, shall be deemed to have transferred

those voting common shares as of the Effective Time (as defined in the Plan of Arrangement), without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to FSD Pharma for cancellation in consideration for a payment of cash from FSD Pharma equal to such fair value; or

ii) is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall FSD Pharma or any other person be required to recognize such Shareholders as holders of Class A Shares or Class B Shares at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from FSD Pharma's register of holders of Class A Shares and Class B Shares at that time.

Hearing of Application for Approval of the Arrangement

25. **THIS COURT ORDERS** that upon approval by the Securityholders of the Plan of Arrangement in the manner set forth in this Interim Order, FSD Pharma may apply to this Honourable Court for final approval of the Arrangement.

26. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no

other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the lawyers for FSD Pharma, as soon as reasonably practicable, and, in any event, no less than two days before the hearing of this Application at the following address:

Crawley MacKewn Brush LLP
Suite 800
179 John Street
Toronto, ON, M5T1X4
Attention: Anna Markiewicz

28. **THIS COURT ORDERS** that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i) FSD Pharma;

ii) Celly Nu;

iii) the Director; and

iv) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

29. **THIS COURT ORDERS** that any materials to be filed by FSD Pharma in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons

who serve and file a Notice of Appearance in accordance with paragraph 28 shall be entitled to be given notice of the adjourned date.

Precedence

31. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Class A Shares, the Class B Shares, FSD Pharma warrants, or other rights to acquire voting shares of FSD Pharma, or the articles or by-laws of FSD Pharma, this Interim Order shall govern.

Extra-Territorial Assistance

32. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33. **THIS COURT ORDERS** that FSD Pharma shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B-16, SECTION 182(5), AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING FSD PHARMA INC.

Court File No. CV-23-00707279-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT
TORONTO

INTERIM ORDER

CRAWLEY MACKEWN BRUSH LLP
Barristers & Solicitors
Suite 800, 179 John Street
Toronto, ON M5T 1X4

Anna K. Markiewicz (LSO#: 45460H)
amarkiewicz@cmblaw.ca
Tel: 416.217.0803
Joshua M. Shneer (LSO#: 72391G)
jshneer@cmblaw.ca
Tel: 416.217.0858

Tel: 416.217.0110

Lawyers for the Applicant,
FSD Pharma Inc.

SCHEDULE “F”
NOTICE OF APPLICATION

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B-16, SECTION 182(5), AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING FSD PHARMA INC.

NOTICE OF APPLICATION

TO THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐ In writing
☐ In person
☐ By telephone conference
☒ By video conference

at the following location:

at a Zoom videoconference link to be provided by the Court in advance of the hearing on Friday, November 24, 2023, at 12:30 p.m., before a judge presiding over the Commercial List.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer,

serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date ______________________ Issued by _

Local Registrar

Address of court office: Superior Court of Justice
330 University Avenue, 9th Floor
Toronto ON M5G 1R7

TO: All Holders of Class A Shares of FSD Pharma Inc.

AND TO: All Holders of Class B Shares of FSD Pharma Inc.

AND TO: All Holders of Options of FSD Pharma Inc.

AND TO: All Holders of Warrants of FSD Pharma Inc.

AND TO: The Directors of FSD Pharma Inc.

AND TO: The Auditors of FSD Pharma Inc.

AND TO: The Director appointed under the Ontario *Business Corporations Act*

APPLICATION

1. The Applicant, FSD Pharma Inc. ("**FSD Pharma**"), makes application for:

   (a) an order pursuant to section 182(5) of the *Business Corporations Act*, R.S.O. 1990, c. B-16 (the "**OBCA**") approving a Plan of Arrangement (the "**Arrangement**") proposed by the Applicant and described in the FSD Pharma Management Information Circular (the "**Circular**") attached as Exhibit "A" to the affidavit filed in support of this Application, and which will result in, among other things, the distribution of Celly Nu Shares (defined below) to eligible FSD Pharma security holders on a one-for-one basis;

   (b) an interim order for the advice and directions of this Court pursuant to section 182(5) of the OBCA with respect to this Application and the calling and conduct of a special meeting of the holders of the shares and eligible warrants of FSD Pharma to consider and vote on a special resolution to approve the Arrangement (the "**Interim Order**");

   (c) an order abridging the time for service and filing of the Notice of Application and Application Record, and validating such service or dispensing with service, if necessary; and

   (d) such further and other Relief as to this Honourable Court may seem just.

2. The grounds for the Application are:

   (a) FSD Pharma is a corporation established pursuant to the laws of Ontario by way of amalgamation, with its head office in Toronto. It is a pharmaceuticals and

biotechnology company focused on developing treatments for neurodegenerative, inflammatory and metabolic disorders, and alcohol misuse disorders. FSD Pharma is a reporting issuer in all Canadian provinces except Quebec, and subordinate voting class B shares of FSD Pharma ("**Class B Shares**") are listed and traded on the Canadian Securities Exchange and on the NASDAQ Capital Market;

(b) Celly Nutrition Corp. ("**Celly Nu**") is a company incorporated pursuant to the laws of British Columbia. Celly Nu's principal business focus is developing alcohol misuse and detoxification technology for recreational applications. It is an unlisted reporting issuer in the provinces of British Columbia and Alberta;

(c) On July 31, 2023, FSD Pharma executed a licensing agreement granting Celly Nu exclusive rights to the recreational applications of FSD Pharma's alcohol misuse technology (the "**Licensing Agreement**"). Pursuant to the terms of the Licensing Agreement, FSD Pharma received, among other things, 100,000,000 common shares in Celly Nu ("**Celly Nu Shares**") as a licensing fee. Celly Nu subsequently effected a 1:2 stock split of all issued and outstanding Celly Nu Shares such that FSD Pharma now holds 200,000,000 Celly Nu Shares;

(d) On October 4, 2023, FSD Pharma and Celly Nu entered into an arrangement agreement pursuant to which FSD Pharma agreed to reorganize its capital and to distribute some of the Celly Nu Shares held by FSD Pharma to FSD Pharma securityholders;

(e) Pursuant to the Arrangement:

(i) In exchange for their Class B Shares, holders of the Class B Shares, other than those who exercise their rights of dissent, will receive an equal number of reorganization subordinate voting shares ("**New Class B Shares**"), and an equal number of Celly Nu Shares;

(ii) In exchange for their multiple voting class A shares of FSD Pharma (the "**Class A Shares**"), holders of the Class A Shares, other than those who exercise their rights of dissent, will receive an equal number of either reorganization multiple voting shares or New Class B Shares, and an equal number of Celly Nu Shares;

(iii) In exchange for their FSD Pharma distribution warrants, which entitle the holder thereof to receive distributions substantially similar to those received by the holders of Class B Shares (the "**Distribution Warrants**"), holders of the Distribution Warrants will receive an equal number of new warrants, each of which are exercisable for one New Class B Share, and an equal number of Celly Nu Shares;

(iv) In exchange for their FSD Pharma warrants, which do not entitle the holder thereof to receive distributions substantially similar to those received by the holders of Class B (the "**Non-Distribution Warrants**"), the holder of the Non-Distribution Warrants will receive an equal number of new FSD Pharma warrants to purchase New Class B Shares;

(v) In exchange for their FSD Pharma options to purchase Class B Shares (the "**Options**"), the holder of the Options will receive an equal number of new FSD Pharma options to purchase New Class B Shares; and

(vi) FSD Pharma will rely on exemptions pursuant to section 3(a)(10) of the United States *Securities Act of 1933* (the "**US Securities Act**") to distribute securities to United States resident shareholders.

(f) The Arrangement is an "arrangement" within the meaning of section 182(1) of the OBCA;

(g) All statutory requirements under the OBCA either have been fulfilled or will be fulfilled by the return date of this Application;

(h) The directions set out and the approvals required pursuant to any Interim Order this Court may grant have either been followed and obtained, or will be followed and obtained by the return date of this Application;

(i) The Arrangement is put forward in good faith for a bona fide business purpose;

(j) The Arrangement is fair and reasonable, and it is appropriate for this Court to approve the Arrangement;

(k) If granted, the Final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of the US Securities Act with respect to the securities to be issued pursuant to the Arrangement and it is therefore

not practicable for FSD Pharma to effect a fundamental change in the nature of the Arrangement under any other provision of the OBCA;

(l) The OBCA, including sections 182 and 185 thereof;

(m) National Instrument 51-102 – *Continuous Disclosure Obligations*;

(n) National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*;

(o) The US Securities Act, including section 3(a)(10);

(p) Rules 1.04, 1.05, 2.03, 3.02, 14.05(2) and (3), 16.04(1), 16.08, 17.02, 37, 38 and 39 of *the Rules of Civil Procedure*; and

(q) Such further and other grounds as the lawyers may advise.

3. The following documentary evidence will be used at the hearing of the application:

(a) affidavit of Nathan Coyle, to be sworn;

(b) such further affidavit(s) on behalf of FSD Pharma, to be sworn, as may be required to outline the basis for the Final Order approving the Arrangement, and provide a report to the Court regarding compliance with any Interim Order of this Court and the result of any meetings ordered by any such Interim Order; and

(c) such further and other evidence as the lawyers may advise and this Honourable Court may permit.

4. The Notice of Application will be sent to all registered holders of FSD Pharma shares and warrants at the address of each holder as shown on the books and records of FSD Pharma as at the close of business on October 6, 2023, or as this Court may direct in the Interim Order, pursuant to rule 17.02(n) of the *Rules of Civil Procedure* in the case of those holders whose addresses, as they appear on the books and records of FSD Pharma, are outside Ontario.

October 5, 2023

CRAWLEY MACKEWN BRUSH LLP
Barristers & Solicitors
Suite 800, 179 John Street
Toronto, ON M5T 1X4

Anna K. Markiewicz (LSO#: 45460H)
amarkiewicz@cmblaw.ca
Tel: 416.217.0803
Joshua M. Shneer (LSO#: 72391G)
jshneer@cmblaw.ca
Tel: 416.217.0858

Tel: 416.217.0110

Lawyers for the Applicant,
FSD Pharma Inc.

IN THE MATTER OF THE *BUSINESS CORPORATIONS ACT*, R.S.O. 1990, c. B-16, SECTION 182(5), AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING FSD PHARMA INC.

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT
TORONTO

NOTICE OF APPLICATION

CRAWLEY MACKEWN BRUSH LLP
Barristers & Solicitors
Suite 800, 179 John Street
Toronto, ON M5T 1X4

Anna K. Markiewicz (LSO#: 45460H)
amarkiewicz@cmblaw.ca
Tel: 416.217.0803
Joshua M. Shneer (LSO#: 72391G)
jshneer@cmblaw.ca
Tel: 416.217.0858

Tel: 416.217.0110

Lawyers for the Applicant,
FSD Pharma Inc.

SCHEDULE "G"
INFORMATION CONCERNING
CELLY NUTRITION CORP.

NOTICE TO READER AND BASIS OF PRESENTATION

All capitalized terms used in this Schedule but not otherwise defined herein have the meanings set forth in the "Glossary of Terms" in the Circular. No securities regulatory authority has expressed an opinion about the Plan of Arrangement or the Celly Nu Shares to be issued pursuant to the Plan of Arrangement and it is an offense to claim otherwise. An investment in Celly Nu or the Corporation should be considered highly speculative due to the nature of their activities and the present stage of their development. See Section titled "*Risk Factors*".

The following information is presented on a post-Plan of Arrangement basis and is reflective of the proposed business, financial and share capital position of Celly Nu. Unless otherwise indicated, all currency amounts are stated in Canadian dollars. The following information is a summary of the business and affairs of Celly Nu and should be read together with the more detailed information including the financial statements of Celly Nu's for the period from incorporation (August 13, 2021) to July 31, 2022 and related management discussion and analysis ("MD&A") and auditor reports thereto, and the interim financial statements of Celly Nu for the period ended April 30, 2023 are included in this Circular as Schedule "H", and may be obtained online from SEDAR+ at www.sedarplus.ca. The audited carve-out financial statements specifying the financial position, results of operations, and changes in net investment and cash flows of the Corporation's proprietary formulation, UNBUZZD™ as at July 30, 2023 expressed in U.S. dollars, with the auditor's report and associated MD&A are included as Schedule "I" and should be read together with the other financial information contained in or incorporated by reference herein. In this Schedule "G" (this "Schedule"), dollar amounts are expressed in Canadian dollars unless otherwise stated.

On January 13, 2022, Celly Nu completed a share consolidation of its Celly Nu Shares (the "Consolidation") by exchanging one (1) new post-Consolidation Celly Nu Share for every 3,267,973 pre-Consolidation Celly Nu Shares. Shareholders of Celly Nu who received a fractional interest in the Celly Nu Shares following the Consolidation (i.e. those who held less than 3,267,973 pre-Consolidation Celly Nu Shares) received C$0.000306 in cash for each pre-Consolidation Celly Nu Share held and ceased to own any fractional interest in the Celly Nu Shares.

On May 25, 2023, Celly Nu effected a stock split (the "Split") of all issued and outstanding Celly Nu Shares, on the basis of 2,000,000 post-Split Celly Nu Shares for one pre-Split Celly Nu Share, which resulted in there being 72,000,000 Celly Nu Shares issued and outstanding on a post-Split basis.

On August 22, 2023, Celly Nu completed a stock split of all issued and outstanding post-Split Celly Nu Shares, on the basis of 2 post-Split Celly Nu Shares for one pre-Split Celly Nu Share, which resulted in there being 577,000,000 Celly Nu Shares issued and outstanding on a post-Split split basis (the "August 2023 Split"). All references in this document to Celly Nu Shares, securities exercisable into Celly Nu Shares and the exercise prices for those securities are on a Celly Nu post-Consolidation, post-Split, and post-August 2023 Split basis.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" or "forward-looking information" within the meaning of Canadian securities laws. Forward-looking information is provided as of the date of this Schedule, or, in the case of documents incorporated by reference herein, as of the date of such documents and neither FSD Pharma nor Celly Nu intend to, nor do they assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "expects" or "does not expect", "is

expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". More particularly, and without limitation, this Schedule contains forward-looking statements and information concerning: Celly Nu's expected operations, business activities, financial results and condition of Celly Nu following the Arrangement, and Celly Nu and FSD Pharma's future objectives and strategies to achieve those objectives; the reasons for, and anticipated benefits of, the Arrangement; the expectation that the Arrangement will unlock value for Celly Nu Shareholders; expectations regarding the development of Celly Nu's prospective dietary supplement and nutritional health products; the ability of Celly Nu to operate effectively as an early stage company; the ability of FSD Pharma to complete the Arrangement on the terms described herein, in the Circular, or at all; the receipt and timing of the Final Order and the Effective Date of the Arrangement; the consequences to FSD Pharma and Celly Nu if the Arrangement is not completed; Celly Nu's future prospects and outlook following the completion of the Arrangement; the costs associated with the loan agreement (the "**Loan Agreement**") and general security agreement ("**GSA**") between FSD Pharma and Celly Nu; potential liability associated with GBB litigation attached to Celly Nu and FSD Pharma; the requisite need for, or the ability to obtain certain government regulatory approval; patent approvals; prospective outlook on the competition from other companies directly or indirectly engaged in the dietary supplement or nutritional health products industry; the composition of the shareholders, board of directors, management team and committees of Celly Nu; the governance and management structure of Celly Nu; the corporate and capital structure of Celly Nu; the relative ownership of Celly Nu by existing Celly Shareholders and FSD Pharma Securityholders following the completion of the Arrangement; expectations that a market will be created for the Celly Nu Shares; the ability to achieve commercial production of any of the dietary supplement and natural health products Celly Nu in the United States, Canada or abroad; statements regarding the dietary supplement and natural health products industry generally and the regulation thereof; and other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

Forward-looking information is based on reasonable assumptions that have been made by Celly Nu as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Celly Nu to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the completion of the Arrangement, including the risk of FSD Pharma not obtaining a Final Order, FSD Pharma Securityholder to proceed with the Arrangement; there being no existing market for the Celly Nu Shares; risks relating costs incurred in connection with the Arrangement; risks related to Celly Nu's financial statements contained in this Circular; risks relating to the interests of directors and executive officers of Celly Nu and FSD Pharma in the Arrangement, as well as those risk factors discussed in the Circular. Other documents incorporated by reference in the Schedule, each include forward-looking information with respect to, among other things, Celly Nu's corporate development and strategy. Forward-looking information is based on certain assumptions that Celly Nu believes are reasonable, including that: the required shareholder, Final Order and regulatory approvals for the transactions described in this Schedule and Circular will be obtained; the transactions described in this Circular, including the Arrangement will be completed as disclosed herein; the ability of Celly Nu and FSD Pharma to satisfy, in a timely manner, the other conditions to the completion of the Arrangement on expected terms; the ability of Celly Nu to operate effectively as an early-stage company following completion of the Arrangement; that no unforeseen changes in the legislative, operating and regulatory framework for the respective businesses of Celly Nu and FSD Pharma will occur; the ability of Celly Nu to develop the assets resulting from the IP Agreement; that Celly Nu will continue to have sufficient working capital to service its debt obligations associated with the Loan Agreement and GSA; that liability of the GBB litigation does not progress further, extend liability to Celly Nu, or that Celly Nu is not involved in other litigation matters in the future; the existing directors and officers of Celly Nu and FSD Pharma will continue in their respective

capacities as directors and officers of Celly Nu and FSD Pharma, as applicable; sufficient working capital will be available for Celly Nu to fund its future projects and plans; the current consumer demand for dietary supplement and nutritional health products will be sustained or will improve; that general business and economic conditions will not change in a material adverse manner; that financing will be available if and when needed on reasonable terms; that Celly Nu will not experience any material labor dispute; the availability and cost of labor and services; future operating costs; the impact of the Arrangement and the dedication of substantial resources from the parties to pursuing the Arrangement on the parties' ability to maintain their current business relationships (including with current and prospective employees, customers, distributors, suppliers and partners) and their current and future operations, financial condition and prospects; the economy in general and other expectations and assumptions concerning the Arrangement and the operations for Celly Nu and FSD Pharma following the completion of the Arrangement. The anticipated dates provided may change for a number of reasons, including unforeseen delays in the ability to secure the necessary regulatory, stock exchange, or shareholder approvals or a Final Order in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular, and Celly Nu and FSD Pharma can give no assurances that they will prove to be correct.

Although Celly Nu has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Celly Nu does not undertake to update any forward-looking information contained herein or that is incorporated by reference herein, except in accordance with applicable securities laws. Readers should also carefully consider the matters and cautionary statements discussed under the heading "Risk Factors" of this Circular, and under the heading "Risk Factors" in this Schedule.

CORPORATE STRUCTURE

Name and Incorporation

The full corporate name of Celly Nu is Celly Nutrition Corp. The head office of Celly Nu is located at 1 Adelaide Street, Suite 801, Toronto, ON M5C 2V9 and the records and registered office is located at 1000 – 595 Burrard Street, Vancouver, British Columbia, V7X 1S8.

Celly was incorporated under the *British Columbia Business Corporations Act* ("**BCBCA**") on August 13, 2021, as "1319741 B.C. Ltd. On June 30, 2023, Celly Nu filed articles of alteration to change the name of Celly Nu to "Celly Nutrition Corp".

Intercorporate Relationship

Celly does not have any subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Celly Nu is an unlisted reporting issuer that was incorporated under the BCBA on August 13, 2021, created for the purpose of seeking to develop or acquire viable commercial assets. Following the execution of the IP Agreement with the Corporation, Celly Nu underwent a strategic shift. While initially focused on seeking

to develop and acquire viable commercial assets, the exclusive intellectual property rights associated with the IP Agreement catalyzed Celly Nu's transition into an early-stage research and development company, with a mission of seeking to develop and later manufacture consumer products in the dietary supplement and natural health product industry. Celly Nu was formed as a response to the cultural prevalence of alcohol misuse in North America and an urgent need for effective recreational dietary nutritional products to aid in the alcohol detoxification process. Celly Nu is focused on developing its business through certain intellectual property assets received in connection with the IP Agreement to create recreational and consumer prototype products that are expected to alleviate inebriation resulting from excessive alcohol consumption.

Celly Nu's initial products seek to take a nutritional approach to reducing the aftermath effects of alcohol consumption. Celly Nu's current business focus is to develop commercial and recreational products stemming from its exclusive use of intellectual property rights relating to UNBUZZD™, and ALCOHOLDEATH™. Celly Nu intends to create a beverage entitled UNBUZZD™ using proprietary technology that incorporates vitamins and minerals to help with liver and brain function for alleviating the effects of alcohol consumption. The prototype product composition is licensed by Celly Nu for commercial development, sale, and distribution globally. The product will be in the category of dietary supplements in the United States, and nutritional health products in Canada. The initial research and development work will focus on scaling up the capacity and flexibility of commercial production, and packaging.

Over the next year, Celly Nu intends to continue to develop the Celly Nu brand and UNBUZZD prototype, engage in further product creation, and continue the expansion with the aim of commencing international distribution of our prototype products once commercialized through prospective Ecommerce partnerships and retail outlets. Celly Nu intends to use the latest technology and methods to market and distribute our products, once market readiness is achieved.

Three Year History

Celly Nu is an unlisted reporting issuer in the Provinces of British Columbia and Alberta incorporated under the BCBCA on August 13, 2021, as "1319741 B.C. Ltd". Celly Nu was previously a wholly-owned subsidiary of Rio Verde Industries Inc. ("**Rio Verde**"). Pursuant to an order of the Supreme Court of British Columbia dated October 21, 2021 approving Rio Verde's plan of arrangement, Celly Nu was spun out of Rio Verde with the result that Rio Verde shareholders initially held all Celly Nu Shares. Celly Nu did not previously carry on an active business beyond investigating and evaluating business opportunities to acquire or participate in.

On December 8, 2021, the Celly Nu closed a non-brokered private placement raising aggregate gross proceeds of C$30,576.32 through the issuance of 20,000,000 Celly Nu Shares at a price of $0.001528 per Celly Nu Share.

On December 8, 2021, Binyomin Posen was appointed as Chief Executive Officer and Chief Financial Officer of the Celly Nu.

On December 13, 2021, the Celly Nu announced the appointment three new directors to the board of directors (the "**Celly Board**"), being Binyomin Posen, Cole Duthie and Jack Wortzman, and further announced the resignation of two incumbent directors, of Shimmy Posen and Grant Duthie.

On January 13, 2022, Celly Nu completed the Consolidation of its Celly Nu Shares.

On January 21, 2022, the Celly Nu closed a non-brokered private placement raising aggregate gross proceeds of $30,576 through the issuance of 52,000,000 Celly Nu Shares at a price of $0.000588 per Celly Nu Share.

On March 28, 2022, the Celly Nu completed its previously announced plan of arrangement under the

BCBCA in accordance with the terms of the arrangement agreement dated as of February 24, 2022 between Celly Nu, and 1344340 B.C. Ltd, 1344341 B.C. Ltd., 1344342 B.C. Ltd., 1344343 B.C. Ltd., 1344344 B.C. Ltd., 1344345 B.C. Ltd., and 1344346 B.C. Ltd. (collectively referred to as the "**Celly Spincos**") (the "**Celly Plan of Arrangement**").

Shareholders of Celly Nu subsequently held common shares in the Celly Spincos. Each of the Celly Spincos subsequently became an unlisted reporting issuer in the provinces of British Columbia and Alberta. Shareholders of Celly Nu continue to hold their interest in Celly Nu.

On May 25, 2023, Celly Nu effected the Split.

On June 30, 2023, the Celly Nu changed its name from "1319741 B.C. Ltd." to "Celly Nutrition Corp." pursuant to the BCBCA.

On July 31, 2023, Celly Nu announced it had entered into the IP Agreement with the Corporation, and the Corporation's wholly owned subsidiary, Lucid, which granted Celly Nu exclusive rights to the recreational applications for the Corporation's alcohol misuse technology for rapid alcohol detoxification (the "**Celly-FSD Transaction**").

Pursuant to the terms of the Celly-FSD Transaction, the Corporation will receive a 7% royalty on commercialization revenue generated by Celly Nu from sales of products that are created using the technology rights granted under the IP Agreement, until total royalties in the amount of $250,000,000 has been paid to the Corporation, at which point the royalty rate is reduced to 3%. In addition, the Celly Nu issued the Corporation 200,000,000 Celly Nu Shares as a license fee and has issued FSD an anti-dilution warrant (the "**Warrant**"), entitling the Corporation to exercise the Warrant at any time, in whole or in part, for a period of five years from the date of issuance to increase holdings in the Corporation to 25% for nominal consideration. In connection with the IP Agreement, the Celly Nu and the Corporation entered into Loan Agreement, whereby the Corporation agreed to loan Celly Nu $1,000,000 on secured basis with a term of 3 years, which will bear interest at a rate of 10% per annum, payable on each anniversary. As a condition to the Loan Agreement, Celly Nu and the Corporation entered into a general security agreement GSA dated July 31, 2023, whereby Celly Nu granted the Corporation a lien on personal property and fixtures subject to the terms and conditions therein. As part of the Celly-FSD Transaction, all of the incumbent officers and directors of Celly Nu resigned and were replaced by John Duffy (Chief Executive Officer), Donal Caroll (Chief Financial Officer and Secretary), Gerry David (Director), Zeeshan Saeed (Director), and Dr. Lakshmi Kotra (Director).

On July 31, 2023, Celly Nu closed a non-brokered private placement for aggregate gross proceeds of $58,250, through the issuance of 233,000,000 Celly Nu Shares, at a price of $0.000250 per Celly Nu Share.

On August 22, 2023, Celly Nu completed the August 2023 Split.

The Plan of Arrangement and Related Matters

Pursuant to the Arrangement Agreement, approximately 45,714,621 Celly Nu Shares held by the Corporation will be distributed to the FSD Pharma Shareholders and FSD Pharma Distribution Warrantholders, pro rata as of the Effective Time. It is expected that immediately following the completion of the Plan of Arrangement, Celly Nu will be approximately owned as to 7.89% by the current FSD Pharma Securityholders (as at the Effective Date), and as to 65.34% by the current Celly Nu shareholders (including approximately 26.76% owned by the Corporation).

CSE Listing and Securities Law Matters

Celly Nu is currently an unlisted reporting issuer in the provinces of British Columbia and Alberta. There is currently no market for Celly Nu Shares and there can be no assurance that a market for Celly Nu Shares will develop. See Section titled "*Risk Factors*" in this Schedule.

An application has not been made for the listing of Celly Nu Shares on the any stock exchange. See section titled "*Risk Factors*" in this Schedule.

Significant Acquisitions and Dispositions

Celly did not complete any acquisitions or dispositions during the most recently completed financial year.

Trends, Risks and Uncertainties

Celly Nu believes that there is presently a sizeable industry consumer and commercial dietary supplement and nutrition health products, further, believes that there is a promising prospect for a strong, consumer and commercial dietary supplement industry to emerge globally targeted towards addressing alcohol misuse. Nevertheless, Celly Nu's business is subject to a number of risks and uncertainties, the following have been presently identified by management (among others, that are more fully described in the section titled *Risk Factors*):

Celly Nu's ability to create, manufacture, and commercialize UNBUZZD™ or any other envisioned products;

- Celly Nu's dependence on prospective distributors and retail customers for a significant portion of our projected sales;
- Celly Nu's ability to successfully forecast and manage its inventory levels once commercial ready;
- Celly Nu's ability to develop and maintain its brands and company image;
- Celly Nu's ability to respond to changes in consumer preferences;
- Celly Nu must expend resources to maintain consumer awareness of its brands, build brand loyalty and generate interest in its products, and Celly Nu's marketing strategies may or may not be successful;
- pandemics, epidemics or disease outbreaks, or political conflict, may disrupt Celly Nu's business, including, among other things, consumption and trade patterns, and Celly Nu's supply chain and production processes;
- Celly Nu's ability to manage its growth effectively;
- climate change, or legal or market measures to address climate change, may negatively affect Celly Nu's business and operations;
- risks associated with the international nature of Celly Nu's business;
- disruptions in the worldwide economy;
- Celly Nu's need for and ability to obtain any additional financing to achieve its goals in the future;
- complying with any new and existing government regulation, both in Canada, United States and abroad;

- complying with laws and regulations relating to data privacy, data protection, advertising and consumer protection;
- Celly Nu's ability to protect its intellectual property, and reliance on the Corporation from the IP Agreement;
- Celly Nu's ability to service its indebtedness and comply with the covenants imposed under the Loan Agreement;
- A small group of significant shareholders will continue to have significant influence over Celly Nu following the plan of arrangement; and
- risks related to Celly Nu's status as a reporting issuer and prospective subsequent listing.

Celly Nu is subject to a number of risks and uncertainties that could significantly affect its financial condition and performance. As Celly Nu grows and enters into new markets, these risks can increase. These risk factors are not a definitive list of all risk factors associated with an investment in Celly Nu, or in connection with Celly Nu's operations. Such risk factors are more particularly described in this Schedule under the section titled "*Risk Factors*" and elsewhere in the Circular. In addition to the risk factors outlined in the section titled "*Risk Factors*".

DESCRIPTION OF CELLY'S BUSINESS

Celly Nu is a pre-commercial stage consumer packaged goods company, has not earned any revenue to date, has focused on developing its business through the commercialization of science based recreational and consumer products in the dietary supplements category. Its products such as UNBUZZD™ are expected to help alleviate effects of excess alcohol consumption such as inebriation and acute alcohol intoxication, which are briefly described below.

Celly Nu is developing a line of ready-to-drink and similar products that are expected to alleviate inebriation due to excess alcohol consumption, and potentially accelerate the metabolism of alcohol, when one consumes moderately excessive alcohol. Its first envisioned product offering, to be marketed as UNBUZZD™ is licensed by Celly Nu for commercial development, sale, and distribution globally. UNBUZZD™ will be in the category of dietary supplements in the United States of America. The initial research and development work will focus on scaling up the capacity and flexibility of commercial production, and packaging.

The second fundamental research and development activity is to expand the flavor profile and develop proprietary flavors for brand expansion and customer recruitment.

Celly Nu's principal objective is to develop a solid brand and establish a strong market presence in North America for its concept products led by UNBUZZD™.

Industry Information and Market Trends

Market Dynamics

There has been an overall surge in demand for functional foods and beverages that enhance mental alertness, mood, and reduce stress. Alcohol consumption can result in several conditions such as dehydration, sleep deprivation, lack of mental clarity, and more. Consequently, the market is primed for expansion in the

alcohol-impact alleviation space.

Market Overview

The global market for products alleviating the impact of alcohol consumption is projected to see substantial growth in the next ten years, due to increased consumer demand and interest in health and wellness, and escalating awareness of anti-hangover solutions internationally. The global market for hangover cure products is projected to reach USD $6.18 billion by 2030 (Hangover Cure Products Industry Insights and Forecasts, 2023-2030 - Online Channels Elevate Hangover Cure Product Sales Amidst FMCG-Pharmaceutical Partnerships (yahoo.com)). Products to alleviate the impacts of alcohol consumption and interest in health and wellness is quickly growing in popularity around the world, yet the market is characterized as highly fragmented with no dominant player.

Market Impact – COVID-19

Celly Nu does not anticipate the COVID-19 pandemic to have a material impact on its business and operations. Celly Nu's business plan was finalized after the onset of the COVID-19, and the anticipated effects of the pandemic were included in Celly Nu's internal revenue and expense forecasts. Celly Nu expects the majority of the sales of its initial products to occur online, which may obviate some of the risks that any current or future retail store shutdowns may involve. While Celly Nu has not faced any challenges securing supplies for its products so far, future workforce shortages and additional sanitary measures, further international border closures that restrict or materially slow the ability of Celly Nu or its competitors to purchase ingredients necessary, restrictions on shipping, both within Canada and the US and internationally, restrictions on the ability of Celly Nu to gain financing through the financial markets, and any changes to Celly Nu's regulatory framework may increase competition for the ingredients used by Celly Nu or affect Celly Nu's ability to deliver its products to customers. Celly Nu continues to closely monitor the pandemic and continuously assess its potential impact.

Principal Sources and Uses of Funds

As of September 30, 2023, Celly Nu had estimated total funds available of approximately $863,249 (unaudited) and estimated working capital of approximately $863,249(unaudited). Celly Nu's adjusted working capital as at September 30, 2023 was approximately $863,249. For illustrative purposes, the table below sets out the major components of the proposed programs that will be funded using total available funds following the completion of the Plan of Arrangement, and an estimate of anticipated costs:

Principal Uses	
General and Administrative Expenses	$194,231
Professional Fees and Listing Costs	$86,324
Marketing and Advertising	$215,812
Distribution Fees(1)	$43,164
Manufacturing Costs(2)	$302,137
Unallocated Working Capital	$21,581
Total Principal Uses	**$863,249**

Notes:

(1) Distribution fees include, but are not limited to the fees associated with prospective partnership with Amazon.com, Inc. to establish an ecommerce platform.

(2) Manufacturing costs include vendor selection, initial product run and inventory.

The above uses of available funds should be considered as estimates only. Celly Nu may seek additional capital by way of debt or equity financing to finance its future business plans, including development, permitting and commercial launches of subsequent products. Notwithstanding the proposed sources and uses of available funds discussed above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. Given this inherent risk and complexity surrounding development of dietary supplemental products, it is difficult at this time to definitively estimate development costs or the commensurate funds required to affect the planned undertakings of Celly Nu. For these reasons, management considers it to be in the best interests of Celly Nu and holders of Celly Nu Shares ("**Celly Shareholders**") to afford management a reasonable degree of flexibility as to how Celly Nu's funds are deployed among the above uses or for other purposes, as the need may arise.

Business Objectives and Milestones

The principal business objectives of Celly Nu are to develop dietary supplement and nutritional health products in the United States and Canada. Celly Nu expects to undertake the following initiatives with available funds to Celly Nu with the expectation to achieve the milestones outlined below:

1. Establishment of Comprehensive Supply and Service Networks

   Celly Nu intends to form agreements with various entities encompassing end-to-end supply chains, co-manufacturing partners, transportation providers, marketing agencies and professional employer organizers to streamline production, distribution and promotion processes the UNBUZZD™ product offering once market tested. The fees associated with partnership formation will depend on the specific terms negotiated with each prospective contract and supplier. However, C$194,231 of the allocated funds for general and administrative expenses is earmarked for management services necessary to establish these relationships. Additionally, a segment of the $302,137 dedicated to manufacturing costs will support upfront expenses such as vendor selection, initial product runs, and inventory acquisition. Those activities are projected to commence in the first quarter of 2024.

2. E-Commerce Platform Development and Optimization

   Celly Nu expects to develop an online retail infrastructure, prominently featuring its UNBUZZD™ product line through a prospective collaboration effort with Amazon.com, Inc., and implementing search engine optimization strategies to enhance visibility and customer engagement on its newly established e-commerce platform, once an engagement is solidified with Amazon, or another substantially similar ecommerce platform partner. The costs associated with this initiative are partially dependent on the partnership terms, yet $43,164 has been allocated for the development of an e-commerce partnership with platforms like Amazon, or an equivalent partner once determined. This investment is expected to cover various aspects of e-commerce establishment and optimization, and the execution is anticipated in the second quarter of 2024.

3. Packaging Finalization and Quality Assurance

   Celly Nu expects to finalize the design and selection of the 12oz slim can and powder sachet as the primary and secondary packaging for its UNBUZZD™ products, alongside conducting thorough package testing to ensure quality, durability, and compliance with relevant standards. To achieve this milestone, a portion of the $302,137 allocated for manufacturing will be utilized. These funds will cover the expenses related to the finalization of packaging designs and quality assurance testing to ensure the product packaging meets industry standards and enhances consumer appeal. This process is slated for the first quarter of 2024.

4. Marketing Initiatives: Social Media Presence and Influencer Engagement

   Celly Nu anticipates allocating C$215,812 towards marketing initiatives to strengthen brand recognition to enhance UNBUZZD™ presence on key social media platforms, such as Instagram, Facebook, and Twitter. The foregoing marketing initiatives and proceeds associated with achieving this milestone involves launching an ambassador program and collaborating with social media marketers to amplify branding messaging and consumer outreach. The financial commitment expected for achieving this milestone has been earmarked with C$215,812 allocated specifically for marketing fees. These funds are expected to support a range of activities including the enhancement of social media presence and collaboration with social media content creators. It's imperative to note that the previous milestones, particularly those related to supply networks, e-commerce platform development, and packaging finalization are achieved before full-scale marketing efforts can commence. However, Celly Nu anticipates initiating preliminary marketing activities intermittently leading up to the UNBUZZD™ product launch. This approach is expected to assist with ensuring steady growth of market presence and consumer anticipation, with activities expected to intensify throughout 2024, both before and following the UNBUZZD™ introduction to the market, once commercialized.

Principal Products and Markets

Celly Nu is currently a pre-commercial-stage company and has no revenue to date. Celly Nu intends to develop nutritional health and dietary supplement products targeted towards the treatment of alcohol misuse in the consumer sector. Celly Nu licensed the technology and intellectual property for the trademarks, UNBUZZD™, ALCOHOLDEATH™ and the technology (US Provisional patent application no. 63/497,772) for commercialization, in July 2023 (the "**Provisional Application**"). At present, Celly Nu has engaged in early discussions with various counterparties (such as third-party manufacturing, transportation, distribution, and marketing services organizations) to enable Celly Nu to achieve their product development and commercialization milestones. Celly Nu intends to first target the markets in the United States and Canada and subsequently expand into the global market in later years.

<u>Consumer Product Development</u>

General

Celly Nu intends to initially commercialize a ready-to-drink dietary supplement beverage with several flavors (which may also be categorized as a functional beverage), and a sachet-style powder-based package for consumer use. Celly Nu's product conceptions are expected to assist with reverse inebriation due to alcohol consumption and help metabolize alcohol at an accelerated pace. Celly Nu is acquiring clinical data on the product in collaboration with the Corporation. As a dietary supplement, Celly Nu can market its product in the United States, and all ingredients are natural products extracts, vitamins, and electrolytes that support liver metabolism of alcohol and help with improving mental alertness when inebriated, although individual results may vary due to individual differences to alcohol metabolism and tolerance. In Canada, the Corporation has filed a natural health product class II license application as defined by the Natural Health Products Management of Applications Policy ("**NHP MAP**") (the "**Product License Application**") with Health Canada, and Celly Nu intends to work with the Corporation to potentially market the UNBUZZD™, or related products as outlined in the Product License Application in Canada after its approval by Health Canada.

Provided all necessary approvals are obtained in Canada and the United States, the market for Celly Nu's products is expected to be initially in the United States and Canada. Celly Nu anticipates broad market acceptance predicated on the approval of these natural health products from the FDA and Health Canada. Celly Nu, either directly or through the Corporation, may seek approval from other regulatory bodies outside

of North America (such as Europe), however, it has not made firm plans in that regard as of the date hereof.

Stage of Development

At present, Celly Nu's products are being developed for potential commercial launch in the United States and Canada in 2024. While product concepts have been licensed by Celly Nu's management, finishing such development for a commercial product is a multiple stage process that may be subjected to regulatory approvals from Health Canada for the Product License Application and internal iterative work. Celly Nu, through the Corporation, has a number of structure-function claims which describe the role of a nutrient or ingredient on the structure or function of the human body with respect to Celly Nu's envisioned product line that will be used in marketing those products once developed, such as UNBUZZD™, which Celly Nu is targeting for a potential launch for as a dietary supplement in the United States of America in 2024, and a natural health product in Canada. It is expected that a significant portion of the product development work will be performed by third parties (such as contract research organizations ("**CROs**")), which own and operate laboratory facilities and pilot plants licensed by the applicable regulatory authorities. While Celly Nu does not believe that preclinical or clinical trials would be necessary for commercial launch in all countries, it may undertake such work in order to satisfy the consumer development standards focused on the country where such products will ultimately be sold.

Celly Nu's envisioned products are expected to fall into the category of natural health products (NHPs) in Canada, dietary supplements in the United States and have other similar or equivalent product qualification in other countries. Celly Nu will seek to commercialize these products once developed, only in those jurisdictions where business related to the products may be conducted legally under all applicable laws and regulations and provided all appropriate governmental permits and authorizations have been obtained. Please see the section titled "*Regulatory Framework*".

It is expected that a significant portion of Celly Nu's product development at this stage, will be focused on conducting market analysis and streamlining the manufacturing and supply chain operations, as the consumer functional beverage markets are very price competitive and requires significant investment and experience.

The consumer functional beverage sector is highly competitive, and somewhat fragmented. Recognizing this, Celly Nu, together with the Corporation, previously had undertaken a detailed preliminary analysis of the market dynamics within the North American dietary supplement and natural health product industry, focusing particularly on the United States and Canada. This comprehensive market entry strategy encompasses an evaluation of the anticipated market size, projected growth rates, and specific target demographics for the product concepts that Celly Nu intends to bring to market. Furthermore, the analysis delved into the competitive landscape and included a thorough pricing analysis, shedding light on various semi-qualitative factors that influence pricing decisions for premium products designed to address alcohol misuse. Based on the current insights, Celly Nu maintains that the competition is relatively limited in this niche. Driving the commercialization efforts of Celly Nu's team is spearheaded by co-Chairman of the Board, Gerry David, chief executive officer of Celly Nu ("**CEO**") John Duffy, head of operations, Peter Slauter; and head of marketing Hallie Lorber. The foregoing individuals of Celly Nu are jointly tasked with navigating the complexities of introducing new concepts to market.

Distribution and Manufacturing Methods

Celly Nu's current manufacturing plans are informed by the executive team's prior experiences in the beverage sector. Celly Nu plans to engage a full-service CRO to manage supply chain, manufacturing, packaging, and shipping. This approach is designed to control the cost of goods sold and certain operational expenses during the initial phases of market establishment and expansion. Simultaneously, Celly Nu intends

to establish analytical methods for determining the shelf life of its envisioned products, alongside planning the manufacturing process and developing a range of flavor profiles, which include some proprietary blends. Celly Nu expects that established processes within the functional beverage industry will be applicable to the production of its proposed products, including those under the UNBUZZD™ brand. Celly Nu intends to preserve its unique market position by maintaining proprietary blends and branding, with an active presence overseeing its supply chain. When market-ready, Celly Nu anticipates its initial product launch to be led by a direct-to-consumer sales strategy that incorporates elements of brand messaging, consumer engagement, distribution, and sales. This strategy, once initiated, is expected to be supported by a comprehensive digital marketing campaign, commencing over a three-month period prior to the envisioned product's market release. Key initiatives are expected to include partnering with third-party ecommerce retailers to establish an online store such as Amazon, leveraging machine learning to refine brand messaging, employing search engine optimization strategies to promote product visibility, and consumer engagement through various social media platforms, ambassador programs, and influencer partnerships. The foregoing marketing strategies are expected to be implemented in the planning and execution stages, aiming to attract consumer interest during the pre-commercial and commercial production phases of the UNBUZZD™ once market tested.

Following the anticipated success of the direct-to-consumer approach, Celly Nu plans to expand its market presence by actively pursuing agreements and long-term contracts with a variety of national, regional, and local entities for the distribution of UNBUZZD™. Targeted business segments, identified as optimal fits for UNBUZZD™, encompass restaurants, bars, travel retail outlets, food services in transit, airports, liquor stores, golf courses, hotels, resorts, casinos, sports arenas, and more. Additionally, Celly Nu aims to establish a Direct Store Delivery (DSD) network by collaborating with distributors of beer, wine, liquor, and non-alcoholic products throughout the U.S. This network is intended to broaden customer and consumer reach, improve in-store execution, cut operating costs, increase brand visibility, and ensure uniformity of service across different regions.

Regulatory Framework

UNBUZZD™ falls into the category of dietary supplements in the United States, and natural health products in Canada. As such, dietary supplements in the United States do not require a formal approval process by United States Food and Drug Administration ("**FDA**") and can be marketed and sold if following the guidelines for dietary supplements. All ingredients anticipated in the UNBUZZD™ line of products are within the recommended levels by US FDA and can be considered generally safe. Discussions with expert consultants in conjunction with market research were conducted by the Corporation during the course of technology development prior to licensing the technology to Celly Nu, to review the status of the ingredients, and potential structure-function claims for the products. At this time, Celly Nu does not anticipate the requisite need for any regulatory approvals or licenses to market their envisioned products or operate in the United States dietary supplement industry once these products are commercial ready and market tested.

In Canada, UNBUZZD™ is classified as a natural health product. As a result, it is subject to specific licensing requirements and must receive regulatory approvals from Health Canada before Celly Nu can market it under this classification. Failure to adhere to these obligations aligns with the Natural Health Products Regulations ("**NHPR**"), potentially prompting enforcement actions. Consequently, Celly Nu has initiated the necessary steps by applying for a product license, adhering to the stipulated protocols, and seeking approval from the NHP MAP. Celly Nu anticipates receipt of a product license from its Product License Application within the 90-day performance target date of November 9, 2023.

Specialized Skill and Knowledge

Celly Nu's business requires specialized knowledge and technical skill around consumer and commercial dietary supplement and nutritional health products, intellectual property development, quality assurance, and distribution of products through various channels and across countries. Other than fluctuation in consumer demands and general economic conditions that affect consumer spending, Celly Nu intends to enter into agreements with service providers that have specialized skill and knowledge. Celly's leadership team consists of John Duffy (CEO), Donal Caroll (CFO and corporate secretary), Dr. Lakshmi Kotra (Director), Gerry David (Co-Chairman), Zeeshan Saeed (Co-Chairman), Dr. Eric Hoskins (Director), and Kevin Harrington (Advisor). Celly intends to continue to build core skills by managing pre-clinical studies, product formulation, manufacturing, supply chain and commercialization and adding in-house personnel as required. Dr. Lakshmi Kotra and Dr. Eric Hoskins are current directors of Celly Nu, and each of Gerry David and Zeeshan Saeed are acting co-Chairman of Celly Nu with Kevin Harrington acting as an advisor to the Celly Board.

<u>Management Team</u>

John Duffy, Chief Executive Officer

Mr. Duffy is the CEO of Celly Nu. Mr. Duffy has over twenty years' experience in the consumer goods sector. Mr. Duffy co-founded Legends Access LLC, serving as EVP and Chief Commercial Officer. Prior to his tenure at Legends Access, Mr. Duffy spent over 22 years in various roles at Coca-Cola Inc., encompassing a range of functions and escalating responsibilities. In his concluding role at Coca-Cola Mr. Duffy held the role of Vice President of National Sales. Mr. Duffy holds a bachelor's degree in Economics from the University of Massachusetts, Dartmouth, and a MBA from Suffolk University's Sawyer Business School, Boston, Massachusetts.

During Celly Nu's development stage, Mr. Duffy will devote approximately 100% of his working time to Celly Nu. Mr. Duffy has entered into a non-disclosure and non-competition agreement with Celly Nu. Mr. Duffy is an employee of Celly Nu. Mr. Duffy will be responsible for the day-to-day affairs of Celly Nu and will provide services typical of a CEO of a dietary supplement and nutritional health products company.

Donal Carroll, Chief Financial Officer and Corporate Secretary

Mr. Carroll is the CFO and Corporate Secretary of Celly Nu. Mr. Carroll is an experienced business executive having 20 years of corporate finance leadership and public company experience, as well as deep expertise in syndicate investing both in equity and debt securities. He is currently the Chief Operating Officer ("**COO**") of FSD Pharma Inc. Mr. Carroll was previously with Danaher, Alberto Culver (now Unilever (NYSE:UL) and Cardinal Meats, where he was instrumental in major restructuring activities, mergers and acquisitions and the implementations of new internal controls and ERP systems resulting in significant efficiencies through periods of substantial change and strong company growth. Since September 15, 2017, Mr. Carroll has been a Director of Bird River Resources Inc. He holds a CPA-CMA designation as well as a Bachelor of Commerce degree from University College Dublin.

During Celly Nu's development stage, Mr. Caroll will devote approximately 10% of his working time to Celly Nu, and over time will devote a minimum of 10% of his time to Celly Nu, or such greater amount of time as is necessary. Mr. Caroll has not entered into a non-competition or non-disclosure agreement with Celly Nu. Mr. Caroll is an employee of Celly Nu. Mr. Caroll will be responsible for the accounting and financial reporting activities of Celly Nu and will provide services typical of a CFO of a dietary supplement and nutritional health products company.

<u>Board of Directors</u>

Gerry David, Co-Chairman and Director

Mr. David is a Co-Chairman and director of Celly Nu. Mr. David was previously a director of Celsius Holdings Inc from October 2011 until March 1, 2017. Prior to Celsius Holdings Inc., Mr. David served as Executive Vice President of Oragenics, Inc., a publicly held pharmaceutical development company based in Tampa, Florida, from September 2008 until October 2011. Mr. David has held leadership positions at Vitarich Labs, Home Shopping Direct, and his consulting firm Gerry David & Associates LLC, where he currently serves as Chief Executive Officer. Mr. David also currently serves as an advisor to the Corporation's Board.

Mr. David will devote approximately 15% of his time to Celly Nu or such greater amount of time as is necessary. Mr. David has not entered into a non-competition or non-disclosure agreement with Celly Nu. Mr. David's responsibilities will be those typical of an independent director and Co-Chairman of a dietary supplement and nutritional health products company.

Zeeshan Saeed, Co-Chairman and Director

Mr. Saeed is a Co-Chairman and director of Celly Nu. Mr. Saeed is also a co-founder of the Corporation and is currently FSD's Pharma's Chief Executive Officer and Executive Co-Chairman. Previously, he served as Executive Vice President of FV Pharma Inc., a subsidiary of FSD, and a former licensed producer of cannabis in Canada under the *Cannabis Act* (Canada). Mr. Saeed previously served as President of ZZ Telecommunications Inc., a long-distance telecommunications common carrier, and was a founder and CEO of Platinum Telecommunications Inc. He holds a Bachelor of Science in Mechanical Engineering from the University of Engineering and Technology Lahore.

Mr. Saeed will devote approximately 30% of his time to Celly Nu or such greater amount of time as is necessary. Mr. Saeed has not entered into a non-competition or non-disclosure agreement with Celly Nu. Mr. Saeed's responsibilities will be those typical of a director and Co-Chairman of a dietary supplement and nutritional health products company.

Dr. Eric Hoskins, Director

Mr. Hoskins is a director of Celly Nu. Mr. Hoskins is also a director of the Corporation. Mr. Hoskin's is a medical doctor specialized in public health and is a current partner of Maverix Private Equity. From 2014 to 2018, Mr. Hoskins was Ontario's Minister of Health and Long-Term Care. Dr. Hoskin's recently served as the Chair of Federal Advisory Council on the Implementation of National Pharmacare. He previously served as a co-founder and president of War Child Canada and was awarded the Order of Canada in 2007 for his humanitarian work. During Mr. Hoskin's nearly 10 years as a member of provincial parliament in Ontario, he held several cabinet positions including Minister of Health and Long-Term Care; Economic Development; Trade and Employment; Children and Youth Services; as well as Citizenship and Immigration.

Mr. Hoskins will devote approximately 10% of his time to Celly Nu or such greater amount of time as is necessary. Mr. Hoskins has not entered into a non-competition or non-disclosure agreement with Celly Nu. Mr. Hoskin's responsibilities will be those typical of an independent director of a dietary supplement and nutritional health products company.

Dr. Lakshmi Kotra, Director

Dr. Kotra is a director of Celly Nu. Dr. Kotra also serves as the CEO of Lucid, which he co-founded in 2020. Dr. Kotra received his Ph. D in Pharmacy (Medicinal Chemistry) from the University of Georgia under Prof. David Chu's supervision, and completed postdoctoral training at Wayne State University under Prof. Shahriar Mobashery's supervision. Dr. Kotra has contributed to a number of important drug discovery and development projects, including metabolic disorders, neurodegenerative and immunological disorders, anti-HIV drugs, antibacterials, and antimalarials. He has authored/co-authored over 130 publications and

delivered over 140 scientific talks internationally. Dr. Kotra is the recipient of several awards for his accomplishments, including the Julia Levy Award in 2021 from the Society of Chemical Industry (SCI) Canada in recognition of his substantial contribution to the successful commercialization of innovation in Canada in the field of biomedical science and engineering. In addition to Lucid, he co-founded WinSanTor Biosciences, a San Diego, California-based company developing treatments for peripheral neuropathies, and CannScience Innovations focused on medical cannabis and cannabinoids.

Mr. Kotra will devote approximately 30% of his time to Celly Nu or such greater amount of time as is necessary. Mr. Kotra has not entered into a non-competition or non-disclosure agreement with Celly Nu. Mr. Kotra's responsibilities will be those typical of an director of a dietary supplement and nutritional health products company.

Advisory Board

Celly's Advisory Board is currently comprised of one member, Kevin Harrington. Mr. Harrington was previously a director of Celsius Holdings Inc. He has almost forty years of experience in production introduction and marketing, being one of the first to market products through infomercials. Since 2005, Mr. Harrington has been Chief Executive Officer of Harrington Business Development, Inc., a privately held consulting firm. A serial entrepreneur, Mr. Harrington appeared as one of the original panelists on the ABC television program, "*Shark Tank*". He currently serves as Chairman of the board of directors of As Seen On TV, Inc., a public company which focuses on marketing products through infomercials and other direct marketing. Mr. Harrington also currently serves as an advisor to the Corporation's Board.

Cyclicality and Seasonality

Celly does not anticipate results to be impacted by any factors related to seasonality.

Employees

Celly Nu has four employees – Peter Slauter, head of operations; Hailee Lorber head of marketing; John Duffy, Celly Nu's CEO; and Donal Caroll Celly Nu's CFO and corporate secretary. Depending on the availability of capital in the future, Celly Nu may consider hiring an independent contractor to oversee Celly Nu's research and development activities and other staff that may be necessary. In the ordinary course of business, Celly Nu may in the future outsource all operational aspects of its business to third party contractors, including; accounting and administrative services, cultivation, quality management, facility management, legal services, business development, compliance, project management and execution. All prospective third-party contractors are to be thoroughly assessed and interviewed before contracting with them to ensure that they have the necessary skills and experience required.

Competitors Summary

Celly's geographic focus is currently on Canada and the United States. Below is a summary of potential competitors currently identified by management:

Brand	Company	Headquarter Location	Description
Alka-Seltzer Hangover Relief Tablets	Bayer AG	Leverkusen, North Rhine-Westphalia, Germany	Multinational pharmaceutical and biotechnology company.
Goody's Hangover Powders	Prestige Consumer Healthcare Inc.	Tarrytown, New York, USA	Markets and distributes over-the-counter healthcare and household cleaning products.

Cheers	Cheers Health, Inc.	Houston, TX, USA	Consumer Packaged Goods company that specializes in dietary supplement products including alcohol related health.
Blowfish for Hangovers	Rally Labs LLC	Irvington, NY, USA	Building an over-the-counter (OTC) drug platform that's tailored to the Millennial lifestyle, and has launched by starting with the most youthful and social of ailments: hangovers.
H-PROOF	Kaplan Laboratory LLC	Hallandale Beach, Florida, USA	Nutraceutical company that develops and markets products for health and wellness.
Morning Recovery	More Labs	Los Angeles, California, USA	Nutraceutical company with a line of herbal-based drinks aimed for alcohol detoxification.
No Days Wasted® DHM Detox®	No Days Wasted	Vancouver, British Columbia, CA	No Days Wasted® is an experience-based wellness brand. The company has two products - DHM Detox® and Hydration Replenisher.
Waterboy Weekend Recovery	Waterboy	Austin, TX, USA	Dietary supplements company with a focus of improving hydration.
Purple Tree	Purple Tree Labs	San Diego, CA, USA	Dietary supplement company that develops and manufactures post-celebration wellness & hydration supplements under its flagship consumer brand Purple Tree®.
The Plug	The Plug	Los Angeles, CA, USA	Dietary supplement company that develops hangover remedies from 13 herbs and flowers.
PARTYAID	LIFEAID Beverage Company, LLC	Santa Cruz, CA, USA	Functional beverage company focused on alternatives to high-sugar, and high-caffeine mass-marketed drinks.
Flyby Recovery	FLYBY VENTURES LLC	Miami, FL, USA	Dietary supplement company with a line of hydration products for alcohol detoxication called "Flyby".
Alcohol Armor	Alcohol Armor	Davidson, North Carolina, USA	Dietary supplement company with a line of consumer hydration products called "Alcohol Armor" for alcohol detoxification.

DrinkAde	DrinkAde	LAS VEGAS, NV, USA	Dietary supplement company with a line of consumer hydration products called "Drinkade" for alcohol detoxification.
PartySmart	Himalaya Wellness	Sugar Land, TX, USA	Himalaya offers a full line of clinically studied herbal formulations, certified USDA organic Single herbs, and a full line of body care products.

Intellectual Property

Celly Nu holds the exclusive rights to its intellectual property pursuant to the IP Agreement, with applications to produce recreational dietary supplement and natural health products designed to accelerate alcohol detoxification. Additionally, the Corporation retained legal counsel to prepare provisional patent applications and trademark applications both in Canada and the United States. Celly Nu relies on a combination of provisional patents, trade secrets, and other intellectual property to protect the proprietary technologies Celly Nu believes is important to its business. In connection with the IP Agreement, Celly Nu received exclusive rights of the registered trademarks "UNBUZZD™" and "ALCOHOLDEATH™" in the dietary supplement and natural health product industry for the recreational market, as registered, licensed, and retained by Lucid. Celly Nu intends to utilize the foregoing registered trademarks resulting from the IP Agreement to later develop, and then commercialize recreational alcohol detoxification products for potential consumers.

<u>Patent Applications</u>

In connection with the IP Agreement, Celly Nu received exclusive rights to Lucid's USPTO provisional patent application (No. 63/497/772) submitted on April 24, 2023 (the "**Provisional Application**"). The Provisional Application seeks to protect ingestible formulations designed to enhance the metabolism of aldehydes or alcohols in an individual. These formulations intend to mitigate or modify the adverse effects of alcohol on motor and cognitive functions and hasten the reduction of blood-alcohol concentration (BAC) in an individual.

The patent positions of dietary supplement and natural health product companies such as Celly Nu are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent may be challenged in courts after issuance. Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Celly Nu cannot predict whether the patent in connection with the Provisional Application that it is currently pursuing will be approved in any particular jurisdiction or at all, whether the claims of any patent applications, should the patents be issued, will cover Celly Nu's ingestible formulations, or whether the claims of any issued patents will provide sufficient protection from competitors or otherwise provide any competitive advantage. See section titled "*Risk Factors – Risks Related to Intellectual Property*".

As of the date of the Circular, Celly Nu's patent portfolio consists of one provisional patent application with the USPTO, being the Provisional Application, which seeks to protect a novel ingestible formulation designed to enhance the metabolism of aldehydes or alcohols in an individual. In accordance with the USPTO rules and regulations, the Provisional Application will not itself be examined. One or more regular

national patent applications or an international application filed under Patent Cooperation Treaty will need to be filed within one year (by April 24, 2024) in order to maintain the priority date of the Provisional Application. For detailed information on the potential risk factors associated with the Provisional Application, please refer to the section titled "*Risk Factors*".

<u>Know How and Trade Secrets</u>

In addition to its intentions to formally protect its intellectual property, Celly Nu may also rely on trade secrets to protect aspects of its business that are not amenable to patent protection. Such aspects may include trade secrets; know-how to develop Celly Nu's competitive position, the development of: trade and vendor relationships, partner relationships, path-to-market and regulatory process strategies. Celly Nu intends to protect its trade secrets and know-how by later establishing confidentiality agreements and invention assignment agreements with its employees, consultants, scientific advisors, contractors and collaborators as the business progresses. Those prospective agreements are intended to protect all confidential information developed or made known during the course of an individual's or entity's relationship with Celly Nu that must be kept confidential during and after the relationship. These prospective agreements will also provide that all inventions resulting from work performed for Celly Nu or relating to its business and conceived or completed during the period of employment or assignment, as applicable, shall be Celly Nu's exclusive property. In addition, Celly Nu intends to take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of its proprietary information by third parties.

<u>Licensing and Technology Collaboration Agreements</u>

Celly Nu may at times enter into collaboration agreements with other companies in the dietary supplement industry, which may include but are not limited to technology licensing agreements and joint research and development agreements. These agreements are to be entered into by Celly Nu with other parties in order to advance certain aspects of Celly Nu's product development in the dietary supplement industry. As of the date of this Circular, Celly Nu secured one of such agreements as follows:

- <u>The IP Agreement</u>. Pursuant to the IP Agreement, Lucid, together with the Corporation provided Celly Nu with exclusive access to proprietary information for the purposes of consumer product development and marketing of "UNBUZZD" and "ALCOHOLDEATH". In connection with the IP Agreement, Celly Nu received artwork concepts to promote product design; analytical method validation plans for the determination of flavor compounds; certificates of analysis and specifications for the ingredients associated with the flavor compounds and relevant compliance documents; draft layflat labels and manufacturing quotes; marketing research; process authority forms for engagement; final product specifications; the Provisional Application; USFDA related claims for the dietary supplement beverage; a US FDA gap assessment; relevant scientific literature; and ingredient lists for the envisioned "UNBUZZD" product offering.

Economic Dependence and Changes to Contracts

Over the next 12 months, Celly Nu does not foresee any renegotiation or termination of its contracts. Although the IP Agreement is expected to be important to the business of Celly, it is not anticipated that the business of Celly will be economically dependent on these contracts. If necessary, Celly Nu believes that it will be able to negotiate contacts with other service providers to achieve its business objectives.

DIVIDENDS AND DISTRIBUTIONS

There are no restrictions in Celly Nu's articles or elsewhere which prevent Celly from paying dividends. Celly Nu has not paid dividends in the past, and it is not contemplated that any dividends will be paid on any shares of Celly Nu in the immediate future, as it is anticipated that all available funds will be invested

to finance the growth of Celly Nu's business. The directors of Celly Nu will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on Celly Nu's financial position at the relevant time. All of the Celly Nu Shares will be entitled to an equal share in any dividends declared and paid on a per share basis.

DESCRIPTION OF CAPITAL STRUCTURE

Celly Nu Shares

The authorized capital of Celly Nu consists of an unlimited number of common shares of which 577,000,000 Celly Nu Shares are issued and outstanding at the date hereof. In connection with the completion of the Plan of Arrangement, it is anticipated that approximately 45,714,621 Celly Nu Shares will be distributed to the FSD Pharma Securityholders in accordance with the terms of the Plan of Arrangement. Following the completion of the Plan of Arrangement, it is expected that the Corporation will hold 154,285,379 Celly Nu Shares, representing approximately 26.76% of the issued and outstanding Celly Nu Shares on a non-diluted basis. See section titled "*Principal Shareholders*".

Voting Rights

The holders of Celly Nu Shares are entitled to receive notice of and to attend all annual and special meetings of the Celly Nu shareholders. The holders of Celly Nu Shares are entitled to vote in person or by proxy at all meetings of the Celly Nu shareholders and at all such meetings each such holder has one vote for each Celly Nu Share held.

Dividend Rights

The holders of Celly Nu Shares are entitled to receive dividends if, as and when declared by the Celly Board out of the assets of Celly Nu properly applicable to the payment of dividends in such amount and payable at such time as and at such place in Canada as the Celly Board may from time to time determine.

No Liability for Further Calls or Assessments

Except as provided for by the BCBCA, no Celly Nu Share may be issued until it is fully paid.

Rights upon Liquidation

In the event of liquidation, dissolution or winding up of Celly Nu, whether voluntary or involuntary, or other distribution of assets or property of Celly Nu amongst Celly Shareholders for the purpose of winding up its affairs, the Celly Nu shareholders shall be entitled to receive all property and assets of Celly Nu properly distributable to the Celly Nu shareholders.

No Pre-emptive Rights

Holders of Celly Nu Shares have no pre-emptive or preferential right to purchase any securities of Celly Nu.

Redemption, Retraction and Conversion

Celly Nu Shares are not convertible into shares of any other class or series or be subject to redemption or retraction by Celly Nu or Celly Nu Shareholders.

Repurchases of Outstanding Celly Nu Shares

Under Celly Nu's articles of incorporation, but subject to the provisions of the BCBA, Celly Nu may, if authorized by the Celly Board, purchase any issued Celly Nu Shares in circumstances at a price and on terms determined by the directors. However, Celly Nu may not purchase Celly Nu Shares at any time when,

immediately following such purchase, it would be unable to pay its debts as they fall due in the ordinary course of business or making the payment or providing the consideration would render Celly Nu insolvent. Subject to the BCBA and applicable securities laws, including issuer bid rules under National Instrument *Take-Over Bids and Issuer Bids 62-104* ("**NI 62-104**"), Celly Nu may, from time to time, with the agreement of a holder, purchase all or part of the holder's Celly Nu Shares whether or not Celly Nu has made a similar offer to all or any other of the holders of Celly Nu Shares.

Other

There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

CONSOLIDATED CAPITALIZATION

The table below sets out the number of Celly Nu Shares and other securities convertible into Celly Nu Shares which include Celly RSUs and stock options of Celly Nu ("**Celly Options**") outstanding as at each of July 31, 2023, and the date of the Circular:

Description of Security	Outstanding as at July 31, 2023	Outstanding as of the date of this Circular
Celly Nu Shares	288,500,000	577,000,000
Celly Options[(1)]	Nil	9,000,000
Celly RSUs[(2)]	86,615,383	177,230,766

Notes:

(1) *The Celly Options vested on September 5, 2023, exercisable for Celly Nu Shares at price of $0.00025 per Celly Nu Share, and expire on December 31, 2028*

(2) *Celly's omnibus incentive plan (the "**Omnibus Incentive Plan**") was approved by the Celly Board on September 5, 2023. 177,230,766 Celly RSUs are exercisable until the earlier of: a) the commercial launch of the Corporation's products; and b) December 31, 2026.The Celly RSUs are subject to a vesting period as follows: (i) 25% of the Celly RSUs vest January 5, 2024; (ii) 25% of the RSUs vest July 5, 2024; (iii) 25% of the RSUs vest July 5, 2025; and (iv) 25% of the RSUs vest July 5, 2026.*

Each of the Celly RSUs are governed by the terms of the certificates representing such securities, which provide for customary adjustments in the number of Celly Nu Shares issuable upon the exercise of the Celly RSUs and/or the exercise price upon the occurrence of certain events, and contain other customary terms. No fractional Celly Nu Shares will be issuable upon the exercise of any Celly RSUs and no cash or other consideration will be paid in lieu of fractional Celly Nu Shares. Holders of Celly RSUs do not have any voting or any other rights which a holder of Celly Nu Shares has.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

The Celly Board adopted the Omnibus Incentive Plan by written resolution on September 5, 2023. The

purpose of the Omnibus Incentive Plan was to allow Celly Nu to grant Celly Options and Celly RSUs to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of Celly Nu. The granting of such Celly Options and Celly RSUs was intended to align the interests of such persons with that of the Celly Shareholders. See section titled "*Statement of Executive Compensation*" of this Schedule. The full text of the Omnibus Incentive Plan is attached as Appendix "1" to this Schedule.

As of the date hereof, 9,000,000 Celly Options and 177,230,766 Celly RSUs have been granted and no further Celly Options or Celly RSUs are expected to be granted prior to or following the completion of the Plan of Arrangement. Please see section titled "*Statement of Executive Compensation – Omnibus Incentive Plan Summary*" for a summary.

PRIOR SALES

Celly Nu issued the following securities during the twelve (12) month period prior to the date of the Circular:

Date of Issuance	Security Issued	Price Per Security ($)	Number of Securities
July 31, 2023(1)	Celly Nu Shares	N/A	200,000,000
July 31, 2023	Celly Nu Shares	$0.0005	233,000,000
September 5, 2023(2)	Celly RSUs	$0.0025	177,230,766
September 5, 2023(2)	Celly Options	$0.0025	9,000,000

Notes:

(1) Issued in connection with the IP Agreement to the Corporation as a license fee.

(2) Issued in connection with the Omnibus Incentive Plan.

RESALE RESTRICTIONS

There is currently no market through which Celly Nu Shares may be sold and, unless Celly Nu Shares are listed on a stock exchange, Celly Shareholders may not be able to resell their Celly Nu Shares. Please see sections titled "*Risk Factors*" of this Schedule, and "*Canadian Securities Law Considerations*" and "*United States Securities Law Considerations*" of the Circular.

PRINCIPAL CELLY SHAREHOLDERS

To the knowledge of Celly Nu's directors and executive officers, and based on existing information as of the date hereof, no person or company, upon completion of the Plan of Arrangement will, beneficially own, or control or direct, directly or indirectly, voting securities of Celly Nu carrying 10% or more of the voting rights attached to any class of voting securities of Celly Nu, except those entities described herein.

Shimcity Inc. ("**Shimcity**") with a head office in Toronto, Ontario, that will hold 72,000,000 Celly Nu Shares, representing approximately 12.47% of the outstanding Celly Nu Shares.

2657456 Ontario Inc. ("**265**") is a corporation with a head office in Toronto, Ontario, that will hold 72,000,000 Celly Nu Shares, representing approximately 12.47% of the outstanding Celly Nu Shares.

The Corporation will hold a total of 154,285,379 Celly Nu Shares, representing approximately 26.76% of the outstanding Celly Nu Shares.

DIRECTORS AND OFFICERS

The following table sets forth certain information with respect to each director and executive officer of Celly Nu.

Name and Residence of Directors and/or Executive Officer	Principal Occupation and Occupation for Past Five Years	Director/and or Executive Officer Since	Celly Nu Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Celly Nu Shares Issued and Outstanding (3)
John Duffy(1) Chief Executive Officer Age: 53 *Georgia, United States*	Chief Executive Officer of Celly Nu since July 5, 2023. Co-founder, EVP, and chief commercial officer at Legends Access LLC from March 2018 to June of 2021. Vice President of National Sales of Coca-Cola Company from September 2012 to February 2018.	July 5, 2023	37,661,538(1)	4.93%
Mr. Gerry David(2) Co-Chairman and Director of the Celly Board Age: 71 *Florida, United States*	Co-Chairman and Director of Celly Nu since August 1, 2023. Current CEO of Gerry David & Associates LLC since March 2017. Former President and CEO of Celsius Holdings Inc. from October 2011 until March 2017.	August 1, 2023	75,323,076	9.87%
Mr. Zeeshan Saeed(2) Co-Chairman and Director Age: 53 *Ontario, Canada*	Co-Chairman and Director of Celly since August 1, 2023. Co-founder and Co-Chairman of FSD Pharma since 2019, and CEO and since June 29, 2023. Executive Vice President of FV Pharma Inc, a subsidiary of FSD since January of 2018.	August 1, 2023	2,241,170	0.2936%
Dr. Lakshmi Kotra Director Age: 52 *Ontario, Canada*	Director of Celly Nu since August 1, 2023. Director of FSD Pharma since November of 2022. Founder and CEO of the Corporation's subsidiary, Lucid Psycheceuticals Inc. since September of 2020. Professor of Medicinal Chemistry at the University of Toronto Leslie Dan Faculty of Pharmacy since July 2017.	August 1, 2023	1,422,197	0.1863%

Dr. Eric Hoskins[2] Director Age: 62 *Ontario, Canada*	Director of Celly Nu since October 19, 2023. Medical doctor specializing in public health and current partner of Maverix Private Equity. Ontario's Minister of Health and Long-Term Care from 2014 to 2018.	October 19, 2023	Nil	Nil
Donal Carroll Chief Financial Officer, and Corporate Secretary Age: 48 *Ontario, Canada*	Chief Financial Officer and Corporate Secretary of Celly Nu since August 1, 2023. COO of the Corporation since 2022. Controller of Cardinal Meats from October 2013 to July 2017.	August 1, 2023	973,268	0.1275%

Notes:

(1) *Celly RSUs issued in connection with the terms of the Duffy Agreement. Please see section titled "Statement of Executive Compensation – Employment, Consulting and Management Agreements – Duffy Agreement".*

(2) *Member of the Audit Committee of the Celly Board.*

(3) *Percentage interest was calculated assuming exercise of convertible securities, reflected on a fully diluted basis of Celly Nu.*

Upon the completion of the Plan of Arrangement, it is expected that the directors and executive officers of Celly Nu as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 146,421,249 Celly Nu Shares, representing approximately 25.37% of the issued Celly Nu Shares. Together with the Corporation, directors and executive officers of the Corporation as a group beneficially own, directly or indirectly or exercise control or direction over 52.11% Celly Nu Shares, representing approximately 52.11% of the issued Celly Nu Shares after completion of the Plan of Arrangement.

The principal occupations of each of the proposed directors and executive officers of Celly Nu within the past five years are disclosed under the section titled "*Description of Celly's Business – Specialized Skill and Knowledge*".

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies

To the knowledge of Celly Nu, no director or executive officer:

(a) is, as at the date of the Circular, or has been, within ten years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including Celly Nu) that:

(i) was the subject, while the director was acting in that capacity as a director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect

for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while the director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b) is, as at the date of the Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Celly Nu) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

To the knowledge of Celly Nu, no director or executive officer has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in making an investment decision.

Conflicts of Interest

The directors and officers of Celly Nu are required by law to act honestly and in good faith in any project or opportunity of Celly Nu. If a conflict of interest arises at a meeting of the Celly Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter in accordance with the BCBA. The directors of Celly Nu are required by law to act honestly and in good faith and in what the director believes to be the best interests of Celly Nu. There may be potential conflicts of interest to which the directors and officers of Celly Nu will be subject in connection with the operations of Celly Nu. In particular, certain of the directors and officers of Celly Nu are involved in managerial or director positions with other consumer and commercial dietary supplement and nutritional health product companies whose operations may, from time to time, be in direct competition with those of Celly or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Celly Nu.

The articles of Celly Nu provide that a director or senior officer who holds any office or possess any property, right, or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of that conflict as required by the BCBCA.

Except as disclosed in the Circular, to the best of Celly Nu's knowledge, there are no known existing or potential conflicts of interest among Celly Nu and its promoters, directors, expected officers or other members of management as a result of their outside business interests except, that certain of the directors, expected officers, promoters and other members of management serve as directors, officers, promoters and members of management of the Corporation and other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Celly Nu during the period from incorporation.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Discussion and Analysis section sets out the objectives of Celly Nu's executive compensation arrangements, Celly Nu's executive compensation philosophy and the application of this philosophy to Celly Nu's executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Celly Board made in fiscal 2023 with respect to the named executive officers ("**Named Executive Officers**"). When determining the compensation arrangements for the Named Executive Officers, the Celly Board considers the objectives of: (i) retaining an executive critical to the success of Celly Nu and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Celly Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. See section titled "*Compensation Governance*" below for a discussion on Celly Nu's compensation and nominating committee (the "**Celly Compensation and Nominating Committee**").

For the purposes of this Circular, "Named Executive Officer" is defined by Form 51-102F6V – *Statement of Executive Compensation* to mean:

(i) Each of the Chief Executive Officer and the Chief Financial Officer of Celly Nu,
(ii) Celly Nu's next most highly compensated executive officer, other than the Chief Executive Officer and the Chief Financial Officer, who was serving as executive officer at the end of the most recently completed financial year and whose total compensation exceeds $150,000, and
(iii) Any additional individual for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of Celly Nu at the end of the most recently completed financial year end of Celly Nu.

Celly Nu's Named Executive Officer for the fiscal year ended July 31, 2023 were Binyomin Posen, Chief Executive Officer, Chief Financial Officer, and Director of Celly Nu, and John Duffy as Chief Executive Officer.

Benchmarking

The Celly Board considers a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all executive officers of Celly Nu. The Celly Board typically does not position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Celly Compensation and Nominating Committee will look at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by the other companies in the dietary supplement industry and pay equity considerations.

Elements of Named Executive Officer Compensation

The compensation paid to Celly Nu's Named Executive Officers will generally consist of three primary components:

a. base salary;

b. bonus; and

c. long-term incentives in the form of Celly RSUs or Celly Options granted under the Omnibus Incentive Plan, respectively.

The key features of these primary components of compensation are discussed below:

1. <u>Base Salary</u>

Base salary recognizes the value of an individual to Celly Nu based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which Celly Nu competes for talent. Base salaries for the Named Executive Officers are reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to Celly Nu (in particular, companies in the dietary supplement industry) and a review of the performance of Celly Nu as a whole and the role such executive officer played in such corporate performance.

2. <u>Bonus</u>

An annual bonus recognizes the achievement of certain milestones agreed to by the Celly Nu Compensation and Nominating Committee. Bonuses for the Named Executive Officers are reviewed annually. Any change in bonus of a Named Executive Officer is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to Celly Nu (in particular, companies in the dietary supplement industry) and a review of the performance of Celly Nu as a whole and the role such executive officer played in such corporate performance.

3. <u>Long-Term Incentives</u>

Celly Nu provides long-term incentives to its Named Executive Officers in the form of Celly RSUs and Celly Options as part of its overall executive compensation strategy. The Celly Board Committee believes that Celly RSUs and stock option grants serve Celly Nu's executive compensation philosophy in several ways, including: by helping to attract, retain, and motivate talent; aligning the interests of the Named Executive Officers with those of Celly Shareholders by linking a specific portion of the officer's total pay opportunity to the share price; and by providing long-term accountability for its Named Executive Officers.

Compensation of Directors and Officers

The Celly Board determines the appropriate level of remuneration for the directors and officers of Celly Nu. The Celly Board as a whole makes the final determination in respect of compensation matters. Remuneration is assessed and determined by taking into account such factors as the size of Celly and the level of compensation earned by directors and officers of companies of comparable size and industry.

The only arrangements Celly Nu has, standard or otherwise, pursuant to which directors are compensated by Celly Nu for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts for the financial year ended July 31, 2023, are through the issuance of Celly Options and Celly RSUs. The number of Celly Options or Celly RSUs to be granted from time to time is determined by the Celly Board in its discretion. During the most recently completed fiscal year, there was no additional compensation paid to the Celly Board or CEO and CFO.

Exceptional compensation may be granted to certain individuals upon the requisite approvals, which will be disclosed in the executive compensation section of the management information circular of Celly Nu prepared in respect of the financial year in which such compensation was paid.

Risks Associated with Compensation Policies and Practices

The oversight and administration of Celly Nu's executive compensation program requires the Celly Board to consider risks associated with Celly Nu's compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also throughout the year whenever it is deemed necessary by the Celly Board.

Celly Nu's executive compensation policies and practices are intended to align management incentives with the long- term interests of Celly Nu and Celly Shareholders. In each case, Celly Nu seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include: (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements, and (iii) spreading compensation across short and long-term programs.

Compensation Governance

The Celly Board intends to conduct an annual review of directors' compensation having regard to various reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to Celly Nu. Director compensation is currently limited to the grant of stock options pursuant to the Omnibus Incentive Plan. It is anticipated that the Chief Executive Officer will review the compensation of officers of Celly Nu for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Celly Board expects that the Chief Executive Officer will also make recommendations relating to compensation to the Celly Compensation and Nominating Committee. The Celly Compensation and Nominating Committee will review and make suggestions with respect to compensation proposals and then makes a recommendation to the Celly Board.

The Celly Compensation and Nominating Committee's responsibility will be to formulate and make recommendations to the Celly Board in respect of compensation issues relating to directors and officers of Celly Nu. Without limiting the generality of the foregoing, the Celly Compensation and Nominating Committee will have the following duties:

(a) to review the compensation philosophy and remuneration policy for officers of Celly and to recommend to the Celly Board changes to improve Celly Nu's ability to recruit, retain and motivate officers;

(b) to review and recommend to the Celly Board the retainer and fees, if any, to be paid to directors of Celly;

(c) to review and approve corporate goals and objectives relevant to the compensation of the Chief

Executive Officer, evaluate the Chief Executive Officer's performance in light of those corporate goals and objectives, and determine, or make recommendations to the directors of Celly with respect to, the Chief Executive Officer's compensation level based on such evaluation;

(d) to recommend to the directors of Celly Nu with respect to executive officers (other than the Chief Executive Officer) and director compensation including reviewing management's recommendations for proposed stock options, restricted share units and other incentive-compensation plans and equity-based plans, if any, for non- Chief Executive Officer and director compensation and make recommendations in respect thereof to the Celly Board to administer the Omnibus Incentive Plan approved by Celly Board in accordance with its terms, including the recommendation to the Celly Board of the grant of Celly RSUs or Celly Options in accordance with the terms thereof; and

(e) to determine and recommend for the approval of the Celly Board, bonuses to be paid to officers and employees of Celly and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Celly Compensation and Nominating Committee, meetings of the committee are to take place at least once per year and at such other times as the Chair of the Celly Compensation and Nominating Committee may determine.

Celly Compensation and Nominating Committee has not yet been constituted by the Celly Board and it is intended that it will be constituted following the completion of the Plan of Arrangement.

Pension Disclosure

There are no pension plan benefits in place for the NEOs or the directors of Celly Nu.

Termination and Change of Control Benefits

Celly Nu does not have in place any pension or retirement plan. Celly Nu has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a NEO or director of Celly Nu in connection with or related to the retirement, termination or resignation of such person. Celly Nu has not provided any compensation to such persons as a result of a change of control of Celly Nu, its subsidiaries or affiliates.

Director and Named Executive Officer Compensation

The following table sets forth compensation for each Named Executive Officer and director of Celly Nu for the two (2) most recently completed financial years, excluding compensation securities.

Table of compensation excluding compensation securities							
Name and position	**Year Ended July 31**	**Salary, consulting fee, retainer or commission ($)**	**Bonus ($)**	**Committee or meeting fees ($)**	**Value of perquisites ($)**	**Value of all other compensation ($)**	**Total compensation ($)**
John Duffy, CEO	2023	$21,092.22[(2)]	$13,177.00 [(2) (3)]	Nil	Nil	Nil	$34,269.22

Binyomin Posen[(1)] *Former Director, CEO and CFO*	2023	Nil	Nil	Nil	Nil	Nil	Nil
	2022	Nil	Nil	Nil	Nil	Nil	Nil
Cole Duthie[(1)] *Former Director*	2023	Nil	Nil	Nil	Nil	Nil	Nil
	2022	Nil	Nil	Nil	Nil	Nil	Nil
Jack Wortzman[(1)] *Former Director*	2023	Nil	Nil	Nil	Nil	Nil	Nil
	2022	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) *Resignation effective as of August 1, 2023.*

(2) *Pro-rata for the first month of employment with Celly Nu, payable in U.S. dollars, expressed in Canadian dollars at the exchange rate for the Canadian dollar and U.S dollars as at July 31, 2023. As at July 31, 2023, the exchange rate was approximately C$1.3191 for each US$1.00.*

(3) *Paid to Mr. Duffy as a signing bonus in connection with the Duffy Employment Agreement.*

Celly Nu's Omnibus Incentive Plan

Material Terms of the Omnibus Incentive Plan

The Omnibus Incentive Plan is administered by the Celly Board or, if applicable, by a committee thereof. A full copy of the Omnibus Incentive Plan is attached hereto as Appendix "1" of this Schedule.

The following is a brief description of the principal terms of the Omnibus Incentive Plan, which description is qualified in its entirety by the terms of the Omnibus Incentive Plan:

Celly Nu Shares Subject to the Omnibus Incentive Plan

The aggregate number of Celly Nu Shares reserved for issue under the Omnibus Incentive Plan may not exceed 35% of the Celly Nu Shares outstanding from time to time. The maximum number of Celly Nu Shares reserved for issue pursuant to Awards granted to any one Participant (as defined in the Omnibus Incentive Plan) in any twelve-month period may not exceed, in the aggregate, 10% of the number of Celly Nu Shares then outstanding, calculated as at the date of when the Award (as defined in the Omnibus Incentive Plan) is granted or issued to the Participant on the date of adoption of the Omnibus Incentive Plan.

The maximum number of Celly Nu Shares reserved for issue under Celly Options granted to all eligible employees and to all participants (other than participants who are eligible directors) conducting Investor Relations Activities in any twelve-month period shall not exceed, in the aggregate, 2% of the number of Celly Nu Shares then outstanding. Celly Options granted to participants (other than participants who are eligible directors or eligible employees) performing Investor Relations Activities shall vest in stages over a twelve-month period, with no more than one-fourth of the Celly Options vesting in any three-month period. The directors of Celly Nu shall, through the establishment of appropriate procedures, monitor the trading in the securities of Celly Nu by all grantees of Celly Options performing Investor Relations Activities (as defined in the Omnibus Incentive Plan).

Option Awards

Nature of Celly Options

A Celly Option is an option granted by Celly Nu to an Eligible Participant (as defined in the Omnibus Incentive Plan) entitling such Participant to acquire a designated number of Celly Nu Shares from treasury at the Exercise Price (as defined in the Omnibus Incentive Plan). Celly Nu is obligated to issue and deliver the designated number of Celly Nu Shares on the exercise of an Celly Option and shall have no independent discretion to settle a Celly Option in cash or other property other than Celly Nu Shares issued from treasury.

Exercise Price of Celly Options

The Exercise Price of any Celly Option may be purchased shall be determined by the Committee (as defined in the Omnibus Incentive Plan) at the time the Celly Option is granted, provided that the Exercise Price shall be not be less than the closing price of the Celly Nu Shares on the Stock Exchange (as defined in the Omnibus Incentive Plan) on the last trading day immediately preceding the date of the grant of such Celly Option less the maximum discount, if any, permitted by the Stock Exchange and, if the Celly Nu Shares are not then listed on any stock exchange, the Exercise Price shall not be less than the fair market value of the Celly Nu Shares as may be determined by the Celly Board on the day immediately preceding the date of the grant of such Celly Option. Disinterested shareholder approval shall be required for any reduction in the Exercise Price of any Celly Option if the holder of the Celly Option is an Insider (as defined in the Omnibus Incentive Plan) of Celly Nu at the time of the proposed amendment to the Exercise Price.

Expiry Date of Celly Options

Each Celly Option, unless sooner terminated pursuant to the provisions of the Omnibus Plan, will expire on a date to be determined by the Committee (as defined in the Omnibus Incentive Plan) at the time the Celly Option is granted, subject to amendment by an Employment Contract (as defined in the Omnibus Incentive Plan), provided that in no event shall an Option Period (as defined in the Omnibus Incentive Plan) exceed ten (10) years. However, if the expiry date falls within a "blackout period" or within ten business days after the expiry of a "blackout period", then the expiry date of the Celly Option will be the date which is ten business days after the expiry of the blackout period. Disinterested shareholder approval shall be required for the extension of any Option Period if the holder of the Celly Option (the "**Optionee**") is an Insider of Celly Nu at the time of the proposed amendment to the Option Period.

Vesting and Exercise of Celly Options

Except as otherwise provided in the Omnibus Plan or in any employment contract, each Celly Option may be exercised during the term of the Celly Option only in accordance with the vesting schedule, if any, determined by the Committee at the time of the grant of the Celly Option, which vesting schedule may include performance vesting or acceleration of vesting in certain circumstances and which may be amended or changed by the Committee from time to time with respect to a particular Celly Option, subject to applicable regulatory requirements. If the Committee does not determine a vesting schedule at the time of the grant of any particular Celly Option, such Celly Option will be exercisable in whole at any time, or in part from time to time, during the term of the Celly Option.

Effect of Termination

No Celly Option granted under the Omnibus Plan may be exercised unless the Optionee at the time of exercise thereof is:

a) in the case of an Eligible Employee (as defined in the Omnibus Incentive Plan), an officer of Celly Nu or a Designated Affiliate (as defined in the Omnibus Incentive Plan) of Celly Nu or in

the employment with Celly Nu or a Designated Affiliate of Celly Nu and has been continuously an officer or so employed since the date of the grant of such Celly Option, provided however that a leave of absence with the approval of Celly Nu or such Designated Affiliate shall not be considered an interruption of employment;

b) in the case of an Eligible Director (as defined in the Omnibus Incentive Plan) who is not also an Eligible Employee, a director of Celly Nu or a Designated Affiliate of Celly Nu and has been such a director continuously since the date of the grant of such Celly Option; and

c) in the case of a Consultant (as defined in the Omnibus Incentive Plan), engaged, directly or indirectly, in providing ongoing management, advisory, consulting, technical or other services for the Celly Nu or a Designated Affiliate of Celly Nu and has been so engaged since the date of the grant of such Celly Option;

provided, however, that if a participant: (i) ceases to be a director of Celly Nu or a director of the Designated Affiliates of Celly Nu (and is not or does not continue to be an employee thereof) for any reason (other than death); or (ii) ceases to be employed by, or provide services to, Celly Nu or the designated affiliates of Celly Nu (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to Celly Nu or the designated affiliates of Celly Nu, for any reason (other than death) or receives notice from Celly Nu or any designated affiliate of Celly Nu of the termination of their Employment Contract (the earliest to occur of any of the foregoing events being referred to herein as a "**Termination**"), except as otherwise provided in any Employment Contract, Participant may, but only within the 90 days next succeeding such Termination (or, subject to the limitations set forth below, such other period of time as may be determined by the Directors), exercise the Options to the extent that such Participant was entitled to exercise such Options at the date of such Termination. Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period or one year from the date of Termination.

Celly RSU Awards

Nature of a Celly RSU

A Celly RSU is an Award that is a bonus for services rendered in the year of grant, that, upon settlement, entitles the recipient Participant to receive a cash payment equal to the Market Value (as defined in the Omnibus Incentive Plan) of a Celly Nu Share or, at the sole discretion of the Committee, a Celly Nu Share, and subject to such restrictions and conditions on vesting as the Committee may determine at the time of grant, unless such Celly RSU expires prior to being settled. Restrictions and conditions on vesting may, without limitation, be based on the passage of time during continued employment or other service relationship, the achievement of specified performance criteria or both.

Vesting

The Committee shall have sole discretion to determine if any vesting conditions with respect to a Celly RSU, including any performance criteria or other vesting conditions contained in the applicable RSU Agreement (as defined in the Omnibus Incentive Plan), have been met or waive the vesting conditions applicable to Celly RSUs (or deem them to be satisfied), and extend the Restriction Period (as defined in the Omnibus Incentive Plan) with respect to any grant of Celly RSUs, provided that any such extension shall not result in the Restriction Period for such Celly RSUs extending beyond the RSU Outside Expiry Date (as defined in the Omnibus Incentive Plan). The Company shall communicate to a Participant, as soon as reasonably practicable, the date on which all such applicable vesting conditions in respect of a grant of RSUs to the Participant have been satisfied, waived or deemed satisfied and such RSUs have vested (the "**Vesting Date**"). For the greater certainty, no Awards issued pursuant to the Plan (other than Options) may vest before the date that is one year following the date of issuance or grant.

Settlement

Subject to the vesting and other conditions and provisions in the Omnibus Incentive Plan and in the applicable RSU agreement, each Celly RSU awarded to a Participant's vested Celly RSU shall be redeemed for consideration for a cash payment on the date (the "**Redemption Date**") that is the earliest of (a) the 15th day following the applicable Vesting Date for such vested Celly RSUs (or if such day is not a Business Day (as defined in the Omnibus Incentive Plan), on the immediately following Business Day) and RSU Outside Expiry Date (as defined in the Omnibus Incentive Plan). Subject to the provisions of the Omnibus Incentive Plan, during the period between the Vesting Date and the Redemption Date in respect of a Participant's vested Celly RSUs, Celly Nu (or any Designated Affiliate that is party to an Employment Contract with the Participant whose vested RSUs are to be redeemed) shall, at its sole discretion, be entitled to elect to settle all or any portion of the cash payment obligation otherwise arising in respect of the Participant's vested Celly RSUs either (a) by the issuance of Celly Nu Shares to the Participant (or the legal representative of the Participant, if applicable) on the Redemption Date, or (b) by paying all or a portion of such cash payment obligation to the Designated Broker (as defined in the Omnibus Incentive Plan), who shall use the funds received to purchase Celly Nu Shares in the open market, which Celly Nu Shares shall be registered in the name of the Designated Broker in a separate account for the Participant's benefit. Notwithstanding any other provision in the Omnibus Incentive Plan, no payment, whether in cash or in Celly Nu Shares, shall be made in respect of the settlement of any Celly RSUs later than December 15th of the third calendar year following the end of the calendar year in respect of which such Celly RSU is granted.

Dividend Equivalents

Dividend Equivalents (as such term is defined in the Omnibus Incentive Plan) may, as determined by the Committee in its sole discretion, be awarded as a bonus for services rendered in the year awarded in respect of unvested Celly RSUs in a Participant's Account (as such term is defined in the Omnibus Incentive Plan) on the same basis as cash dividends declared and paid on Celly Nu Shares as if the Participant was a shareholder of record of Celly Nu Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant's Account in additional Celly RSUs, the number of which shall be equal to a fraction where the numerator is the product of (a) the number of Celly RSUs in such Participant's Account on the date that dividends are paid multiplied by (b) the dividend paid per Celly Nu Share and the denominator of which is the Market Value of a Celly Nu Shares calculated as of the date that dividends are paid. Any additional Celly RSUs credited to a Participant's Account as a Dividend Equivalent shall be subject to the same terms and conditions (including vesting, Restriction Periods (as such term is defined in the Omnibus Incentive Plan) and expiry) as the Celly RSUs in respect of which such additional Celly RSUs are credited.

Effect of Death

If a Participant shall die, any unvested Celly RSUs in the Participant's Account as at the date of such death relating to a Restriction Period in progress shall become immediately forfeited and cancelled. For greater certainty, where a Participant's employment or service relationship with the Company or a Designated Affiliate is terminated as a result of death following the satisfaction of all vesting conditions in respect of particular Celly RSUs but before receipt of the corresponding distribution or payment in respect of such Celly RSUs, the Participant shall remain entitled to such distribution or payment. Notwithstanding the foregoing, if the Committee, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested Celly RSUs, the date of such action is the Vesting Date. All vested RSUs shall continue to be subject to the Plan and exercisable for a period of 12 months following the Termination, provided that any Celly RSUs that have

not been exercised withing 12 months after the Termination shall automatically and immediately expire and be forfeited on such date.

Effect of Termination

If a participant: (i) ceases to be a director or Celly Nu or of a Designated Affiliate, as the case may be (and is not or does not continue to be an employee thereof), for any reason (other than death); or (ii) ceases to be employed by, or provide services to, Celly Nu or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to Celly Nu or the Designated Affiliates, for any reason (other than death) or shall receive notice from Celly Nu or the Designated Affiliates of the termination of their Employment Contract; the Participant's participation in the Omnibus Incentive Plan will be terminated immediately, all Celly RSUs credited to such participant's account that have not vested will be forfeited and cancelled, and the participant's rights that relate to such participant's unvested Celly RSUs shall be forfeited and cancelled, within a reasonable period, not exceeding 12 months, following the Termination Date (as defined in the Omnibus Incentive Plan). Notwithstanding the foregoing, if the Committee, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested Celly RSUs, the date of such action is the applicable Vesting Date.

Consolidation, Merger, etc.

If there is a consolidation, merger or statutory amalgamation or arrangement of Celly Nu with or into another corporation, a separation of the business of Celly Nu into two or more entities or a sale, lease exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Celly Nu to another entity, upon the exercise or settlement, if applicable, of an Award under the Omnibus Incentive Plan the holder thereof is entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had been a holder of Celly Nu Shares immediately prior to the effective time of such event, unless the Committee otherwise determines appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participant in respect of such Award in connection with such event.

Securities Exchange Take-Over Bid

If a take-over bid (within the meaning of the *Securities Act* (British Columbia) is made as a result of which all of the outstanding Celly Nu Shares are acquired by the offeror through compulsory acquisition provisions of the incorporating statute of Celly Nu or otherwise, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all participants requiring them to surrender their Awards within 10 days of the mailing of such notice, and the optionees shall be deemed to have surrendered such Awards on the tenth day after the mailing of such notice without further formality, provided that, the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options to the participants on the equity securities offered as consideration; the Committee has determined, in good faith, that such replacement awards have substantially the same economic value as the Awards being surrendered; and the surrender of Awards and the granting of replacement awards can be effected on a tax free rollover basis or otherwise without adverse tax consequences under the ITA (as defined in the Omnibus Incentive Plan).

Acceleration on Take-Over Bid, Consolidation or Merger

In the event that: (a) Celly Nu seeks or intends to seek approval from the Celly Shareholders for a transaction which, if completed, would constitute an Acceleration Event (as hereinafter defined); or (b) a

person makes a bona fide offer or proposal to Celly Nu or the Celly Shareholders which, if accepted or completed, would constitute an Acceleration Event, then Celly Nu is required to send notice to all optionees of such transaction, offer or proposal as soon as practicable. Provided that the Committee has determined that no adjustment will be made under the provisions of the Omnibus Incentive Plan described above under the heading "Consolidation, Merger, etc.", (i) the Committee may by resolution, and notwithstanding any vesting schedule applicable to any Celly Option, permit all Celly Options outstanding which have restrictions on their exercise to become immediately exercisable during the period specified in the notice (but in no event later than the applicable expiry date of an Celly Option), so that the optionee may participate in such transaction, offer or proposal, and (ii) the Committee may accelerate the expiry date of such Options and the time for the fulfillment of any conditions or restrictions on such exercise. An "Acceleration Event" means an acquisition by any offeror of beneficial ownership of more than 50% of the votes attached to the outstanding voting securities of the Celly Nu, any consolidation merger or statutory amalgamation or arrangement of Celly Nu with or into another corporation and pursuant to which Celly Nu will not be the surviving entity (other than a transaction under which the Celly Shareholders immediately prior to completion of the transaction will have the same proportionate ownership of the surviving corporation), a separation of the business of Celly Nu into two or more entities, a sale, lease exchange or other transfer of all or substantially all of the assets of Celly Nu to another entity or the approval by Celly Shareholders of any plan of liquidation or dissolution of Celly Nu.

Amendments, Modifications and Changes

The Committee has the right under the Omnibus Incentive Plan to make certain amendments to the Omnibus Incentive Plan, including, but not limited to, amendments of a "housekeeping" nature, to comply with applicable law or regulation, to the vesting provisions of the Omnibus Incentive Plan, to the terms of any Award previously granted (with the consent of the Participant), and with respect to the effect of the termination of an Participant's position, employment or services under the Omnibus Incentive Plan, to the categories of persons who are participants in respect of the administration or implementation of the Omnibus Incentive Plan.

The Committee has the right, under the Omnibus Incentive Plan, with the approval of the Celly Shareholders, to make certain amendments to the Omnibus Incentive Plan, including, but not limited to, any change to the number of Celly Nu Shares issuable from treasury under the Omnibus Incentive Plan, any amendment which reduces the exercise price of any Award, any amendment which extends the expiry date of an Award other than as permitted under the Omnibus Incentive Plan, any amendment which cancels any Award and replaces such Award with an Award which has a lower exercise price, any amendment which would permit Awards to be transferred or assigned by any participant other than as currently permitted under the Omnibus Incentive Plan, and any amendments to the amendment provisions of the Omnibus Incentive Plan.

Employment, Consulting and Management Agreements

Other than set out below, as at July 31, 2023, there were no written contracts or agreements that provide for payment to a director or Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of Celly or a change in a director or Named Executive Officer's responsibilities.

Duffy Agreement

Mr. Duffy was appointed the CEO of Celly Nu on July 5, 2023 and entered into the Duffy Agreement on the same date. The Duffy Agreement provides for an annual base salary to be paid to Mr. Duffy in the amount of US$250,000 per annum, exclusive of bonuses, benefits and other compensation. In accordance

with the Duffy Agreement, Mr. Duffy shall be eligible to receive a bonus annually at the discretion of the Celly Compensation and Nominating Committee of up to 25% of Mr. Duffy's annual base salary upon achieving agreed upon key performance indicators ("**KPIs**") payable in cash. Celly Nu reserves the right to convert any cash payments incurred by Mr. Duffy in connection with the Duffy Agreement into equity-based incentives at Celly Nu's sole discretion.

In accordance with the terms of the Duffy Agreement and subject to the achievement of certain KPIs, Celly Nu agreed to issue to Mr. Duffy, the 5% of the total issued and outstanding of Celly in Celly RSUs with the following vesting periods: (i) the Celly RSUS will vest 25% after 6 months; (ii) 25% after 1 year; (iii) 25% after 2 years; and (iv) the remaining 25% after three 3 years. Mr. Duffy is also eligible to receive Celly Options for each completed year of service under the Duffy Agreement for a maximum of 4 years. Each year's grant of such Celly Options in connection with the Duffy Agreement are to be divided as 50% being time-based, and 50% performance-based objectives, with the vesting schedule and performance objectives of such Celly Options reflected in each applicable grant agreement. The expiry date of Celly Options awarded under the Duffy Agreement will expire 4 years from the respective grant dates.

The Duffy Agreement provides that the process for satisfaction of the issuances of securities set out in the Duffy Agreement summarized above shall be determined by mutual agreement between Celly Nu and Mr. Duffy.

Pursuant to the Duffy Agreement, in the event that Mr. Duffy is terminated without cause (other than Just Cause, as defined in the Duffy Agreement, or death), or resigns with or without reason during the six-month period immediately following a Change of Control Transaction (as defined in the Duffy Agreement), Mr. Duffy is entitled to receive 2 months of advance notice of termination and a Severance Payment (as defined in the Duffy Agreement) equal to (including all outstanding and accrued regular and special vacation pay to the date of termination, plus any pro-rata target discretionary bonus payment for the partial year worked by Mr. Duffy): (a) 6 months of his then base salary on an annual basis during Mr. Duffy first year of employment; (b) 8 months of his then base salary on an annual basis if Mr. Duffy has been employed for at least 12 months; (c) 10 months of his then base salary on an annual basis to be paid to Mr.Duffy if Mr. Duffy has been employed for at least 24 months; and (d) 12 months of his then base salary to be paid to Mr. Duffy if Mr. Duffy has been employed for at least 36 months. Additionally, any of Mr. Duffy's options, rights or other entitlements for the purchase of Celly Nu Shares, which have vested as of the date of termination, shall continue to be available for exercise in accordance with the relevant plan that governs such options, rights or other entitlements for the purchase of Celly Nu Shares.

If the Duffy Agreement is terminated by Celly with or without reason immediately following a Change of Control Transaction (as such term is defined in the Duffy Agreement), Mr. Duffy shall be entitled to the following (including all outstanding and accrued regular and special vacation pay to the Date of Termination):if Mr. Duffy holds any options, rights, warrants or other entitlements for the purchase or acquisition of Celly Nu Shares all such rights will vest immediately on the date of termination and shall continue to be available for exercise in accordance with the relevant plan that governs such options, rights or other entitlements for the purchase of Celly Nu Shares.

Option-Based Awards

The purpose of the Omnibus Incentive Plan is to allow Celly Nu to grant Celly Options, together with Celly RSUs, to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of Celly Nu. The granting of such Celly Options is intended to align the interests of such persons with that of the Celly Shareholders. The Omnibus Incentive Plan will be used to provide Celly Options which will be awarded based on the recommendations of the directors of Celly Nu, taking into account the level of responsibility of such person, as well as his or her past impact on or contribution to, and/or his or her ability in future to have an impact on or to contribute to the longer- term operating

performance of Celly Nu. In determining the number of Celly Options to be granted, the Celly Board will take into account the number of Celly Options, if any, previously granted, and the exercise price of any outstanding Celly Options to ensure that such grants are in accordance with the policies of the exchange that Celly Nu may be listed on in the future and to closely align the interests of such person with the interests of Celly Shareholders. The Celly Board will determine the vesting provisions of all Celly Option grants.

Outstanding Option-Based Awards

9,000,000 Celly Options are outstanding as of the date of the Circular, and 9,000,000 Celly Options are expected to be outstanding as of the Effective Time of the Plan of Arrangement.

Aggregate Options Exercised and Option Values

9,000,000 Celly Options have been granted by Celly Nu or exercised since the date of its incorporation on August 13, 2021.

Incentive Plan Awards

The purpose of the Omnibus Incentive Plan is to allow for certain discretionary awards as an incentive for selected eligible persons related to the achievement of long-term financial and strategic objectives of Celly and the resulting increases in shareholder value. The Omnibus Incentive Plan is intended to promote a greater alignment of interests between the Celly Shareholders and the selected eligible persons by providing an opportunity to participate in increases in the value of Celly Nu. The Omnibus Incentive Plan will be used to provide Celly RSUs which will be awarded based on the recommendations of the directors of Celly Nu, taking into account the level of responsibility of such person, as well as his or her past impact on or contribution to, and/or his or her ability in future to have an impact on or to contribute to the longer-term operating performance of Celly Nu. In determining the number of Celly RSUs to be granted, the Celly Board will take into account the number of Celly RSUs, if any, previously granted, and the exercise price of any outstanding Celly RSUs to ensure that such grants are in accordance with the policies of the of the exchange that Celly Nu may be listed on in the future and to closely align the interests of such person with the interests of Celly Shareholders. The Celly Board will determine the vesting provisions of all Celly RSU grants.

Outstanding Incentive Plan Awards

177,230,766 Celly RSUs are outstanding as of the date of the Circular, and 177,230,766 Celly RSUs are expected to be outstanding as of the Effective Time of the Plan of Arrangement.

Aggregate RSUs Vested and RSU Values

177,230,766 Celly RSUs have been granted by Celly Nu since the date of its incorporation on August 13, 2021.

Pension Plan Benefits

Celly does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

Other than the provisions in the Duffy Agreement outlined above under the section titled "*Employment, Consulting and Management Agreements*", Celly Nu has no employment contracts with any of its Named

Executive Officers. Further, other than the provisions in the Duffy Agreement outlined above it has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of Celly Nu or its subsidiaries, if any, or a change in responsibilities of a Named Executive Officer following a change of control. Celly Nu will consider entering into contracts with its Named Executive Officers following completion of the Plan of Arrangement.

Director Compensation

Other than the Omnibus Incentive Plan and the Duffy Agreement, Celly Nu currently has no arrangements, standard or otherwise, pursuant to which directors are compensated by Celly Nu for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert since its incorporation on August 13, 2021 and up to and including the date of the Circular, except for those stated herein.

The directors of Celly Nu shall be entitled to compensation in the amounts set forth opposite to their respective names below, for the fiscal year ending on July 31, 2024:

Participant	**Position**	**Compensation starting August 1, 2023[(2)]**
Gerard David	Director	$16,381[(1)]
Zeeshan Saeed	Director	$16,381 [(1)]
Dr. Lakshmi Kotra	Director	$16,381[(1)]
	TOTAL	$49,143[(1)]

<u>*Notes:*</u>

(1) *To be paid in 4 equal installments of US$3,000 on November 15, 2023, February 15, 2024, May 15, 2024, and September 15, 2024, for the services provided during the previous fiscal quarter.*

(2) *All compensation amounts are payable in U.S. dollars but are expressed in Canadian dollars herein at the exchange rate for the Canadian dollar and U.S dollars as at October 19, 2023. As at October 19, 2023, the exchange rate was C$1.36505 for each US$1.00.*

AUDIT COMMITTEE

NI 52-110 mandates that certain disclosure regarding the Audit Committee of a "venture issuer" (as such terms are defined in NI 52-110) which disclosure is set out below, in accordance with Form 52-110F2 – *Disclosure by Venture Issuers*.

Overview

The purpose of the audit committee of the Celly Board ("**Celly Audit Committee**") is to provide an open avenue of communication between management, Celly Nu's external auditor and the Celly Board and to assist the Celly Board in its oversight of:

•the integrity, adequacy and timeliness of the Celly Nu's financial reporting and disclosure practices.

•the Celly Nu's compliance with legal and regulatory requirements related to financial reporting; and

•the independence and performance of Celly Nu's external auditor.

Audit Committee Charter

The Celly Nu's Audit Committee charter ("**Celly's Audit Committee Charter**") is attached to this Schedule as Appendix "2".

Composition of the Celly Audit Committee

The Celly Audit Committee currently consists of 3 directors and must consist of at least 3 directors as determined by the Celly Board at all times, the majority of whom shall be free from any relationship that, in the opinion of the Celly Board, would interfere with the exercise of his or her independent judgment as a member of the Celly Audit Committee. Such independent members of the Celly Audit Committee shall meet the independence criteria established in NI 52-110. Each of Gerry David, and Dr. Eric Hoskins are considered independent, and Zeeshan Saeed, Co-Chairman of the Celly Board, is not considered independent in accordance with NI 52-110.

Each of Dr. Gerry David, Zeeshan Saeed, and Dr. Eric Hoskins are financially literate in accordance with NI 52- 110 and have education or experience that would provide them with:

(a) an understanding of the accounting principles used by Celly Nu to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(b) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Celly Nu's financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(c) an understanding of internal controls and procedures for financial reporting.

A general description of the education and experience of each proposed members of the Celly Audit Committee which is relevant to the performance of their responsibilities as a Celly Audit Committee member is contained in their respective biographies set out under the section titled "*Directors and Officers*" of this Schedule.

Pre-Approval Policies and Procedures

The Celly Audit Committee Charter, which is attached to the Circular as Appendix "2", contains policies and procedures for the engagement of non-audit services. The Celly Audit Committee will be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to Celly Nu by the external auditors subject to any exceptions provided in NI 52-110.

Audit Fees

Celly paid its external auditor a fee equal to C$10,000.00 plus HST for the professional services rendered by the auditor for the audit of Celly's annual financial statements for the years ended July 31, 2021, and 2022 and interim financial statements for the interim period ending April 30, 2023. No audit-related fees, tax fees or any other fees were paid by Celly Nu in consideration for the corresponding services.

CORPORATE GOVERNANCE

National Policy 58-201 *Corporate Governance Guidelines* ("**NI 58-201**"), National Instrument *Disclosure of Corporate Governance Practices* 58-101 ("**NI 58-101**"), along with other applicable regulatory requirements, form the regulatory framework for Celly Nu's anticipated corporate governance practices. NI 58-101 deals with matters such as the constitution and independence of the Celly Board and its committees, their functions, the effectiveness and education of Celly Board members and other items dealing with sound corporate governance practices.

Celly Nu's corporate governance practices will be established in compliance with applicable Canadian corporate and securities laws and regulations and stock exchange policies. Certain of these corporate governance frameworks and practices are already established and in place and others will be implemented in conjunction with the completion of the Plan of Arrangement and thereafter. Celly Nu will monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

Celly Board

The Celly Board is currently comprised of four (4) members: Gerry David, Zeeshan Saeed, Dr. Lakshmi, and Dr. Eric Hoskins. Gerry David and Dr. Eric Hoskins are considered to be independent under applicable securities laws. Zeeshan Saeed is not independent by virtue of being the CEO of the Corporation, and Dr. Lakshmi is not independent by virtue of being the CEO of Lucid.

A director is independent if he or she has no direct or indirect material relationship with Celly Nu that the Celly Board believes could reasonably be perceived to materially interfere with his or her ability to exercise independent judgment. Applicable securities laws set out certain situations where a director is deemed to have a material relationship with Celly Nu. Due to the size and early stage of Celly Nu, the Celly Board does not believe a majority of independent directors is necessary at this time, but will review this matter as Celly Nu's business plan progresses.
Upon completion of the Plan of Arrangement, the Celly Board will continue to be comprised of Gerry David, Zeeshan Saeed, Dr. Lakshmi Kotra, and Dr. Eric Hoskins. Please see sections titled "*Directors and Officers*" and "*Description of Celly's Business - Specialized Skill and Knowledge*" of this Schedule.

Directorships

The following directors hold directorships in other reporting issuers (or the equivalent) in jurisdictions in Canada or a foreign jurisdiction:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To
Zeeshan Saeed	FSD Pharma Inc.	CSE, NASDAQ, FRA	Officer Director	05-24-2018 07-31-2023	Current Current
Dr. Eric Hoskins	Cybin Inc.	NYSE	Director	11-05-2020	Current
	Think Research Corporation	CSE	Director	01-18-2021	Current

	FSD Pharma Inc.	CSE, NASDAQ, FRA	Director	06-29-2023	Current
Dr. Lakshmi Kotra	FSD Pharma Inc.	CSE, NASDAQ, FRA	Director	08-21-2021	Current

Orientation and Continuing Education

Celly Nu has not yet developed a formal orientation and training program for directors. Nevertheless, new directors will be provided, through discussions and meetings with other directors, officers and employees, with a thorough description of Celly Nu's business, properties, assets, operations and strategic plans and objectives. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Celly Board and requests for education are encouraged, and dealt with on an ad hoc basis. Celly Board members will be encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments, as well as changes in legislation, with management's assistance, and to attend related industry seminars.

Ethical Business Conduct

A director, in the exercise of his or her functions and responsibilities, must act with complete honesty and good faith in the best interest of Celly Nu. He or she must also act in accordance with the applicable laws, regulations and policies. As part of its responsibility for the stewardship of Celly Nu, the Celly Board will seek to foster a culture of ethical conduct by requiring Celly Nu to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Celly Board will:

(a) adopt a written code of conduct and ethics (the "**Code**") for its directors, officers, employees and consultants, a copy of which will be posted under its profile on SEDAR+ at www.sedarplus.ca;

(b) encourage management to consult with legal and financial advisors to ensure that Celly Nu is meeting those requirements;

(c) be cognizant of Celly Nu's timely disclosure obligations upon becoming a reporting issuer under Canadian securities laws and will review material disclosure documents such as financial statements, MD&A and press releases prior to their distributions;

(d) rely on the Celly Audit Committee to annually review the systems of internal financial control and discuss such matters with Celly's external auditor; and

(e) actively monitor Celly's compliance with the Celly Board's directives and ensure that all material transactions are thoroughly reviewed and authorized by the Celly Board before being undertaken by management.

Certain proposed directors are directors or officers of, or have significant shareholdings in, other consumer beverage companies and, to the extent that such other companies may participate in ventures in which Celly may participate, the directors of Celly may have a conflict of interest in negotiating and concluding terms respecting such participation. In rare circumstances, if deemed appropriate, the Celly Board may establish a special committee of independent directors to review a matter in which several directors, or management,

may have a conflict.

Nomination of Directors

Celly Board is expected to consist of three members on completion of the Plan of Arrangement, all of the directors of Celly Nu will be involved in matters relating to corporate governance and the nomination of new directors.

The Celly Board will be involved in determining the appropriate criteria for the selection of new directors and establishing procedures for identifying prospective Celly Board members. The Celly Board will also be responsible for monitoring and ensuring Celly Board independence, establishing procedures for meetings to ensure Celly Board effectiveness, establishing position descriptions for the key members of the Celly Board and senior management and overseeing Celly Board diversity, renewal, orientation and continuing education. The Celly Board will also be responsible for identifying the competencies and skills required for nominees to the Celly Board, with a view to ensuring that the Celly Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making. The Celly Board may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.

Compensation

The Celly Compensation and Nominating Committee will have responsibilities for, among other things, reviewing and approving annually the corporate goals and objectives applicable to the compensation of the executive officers and directors of Celly Nu. For further details regarding the compensation of officers and directors, as well as details regarding Celly's compensation program, see section titled "*Statement of Executive Compensation – Compensation Discussion and Analysis*" in this Schedule.

Assessments

Given its early stage of development, the Celly Board will not initially take any formal steps to assess the performance of the Celly Board or its committees. It is expected that the Celly Board will conduct informal annual assessments of the Celly Board's effectiveness, the individual directors and each of its committees. The Celly Board will monitor the adequacy of information given to directors, communication between the Celly Board and management and the strategic direction and processes of the Celly Board and its committees. All directors and/or committee members will be free to make suggestions for improvement of the practice of the Celly Board and/or its committees at any time and will be encouraged to do so.

RISK FACTORS

An investment in the securities of Celly Nu and the completion of the Plan of Arrangement are subject to certain risks. In addition to considering the other information in the Circular, including the risk factors relating to the Plan of Arrangement set forth in the section titled "*Risk Factors*" in the Circular, readers should carefully consider the following risk factors related to Celly' Nu's business. If any of the identified risks were to materialize, Celly Nu's business, financial position, results and/or future operations may be materially affected. The risk factors identified in this Schedule, the Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Celly Nu that may present additional risks in the future. Readers are cautioned that the following risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial, may also adversely affect Celly Nu prior to the Plan of Arrangement or following completion of the Plan of Arrangement.

This section is separated in the following subsections, each of which groups the risk factors into common categories, as follows: i) Risks Related to the Regulatory Environment;; ii) Risks Related to the Ownership of Securities of Celly Nu; iii) Risks Related to Ownership of Securities of Celly Nu; iv) Risks Related to Celly Nu's Business; and v) Risks Related to Celly's Intellectual Property.

Risks Related to the Regulatory Environment

Product Approvals

Celly Nu does not have the required regulatory approval to commercialize our envisioned products and cannot guarantee that we will obtain such regulatory approval. Celly Nu may require advance approval of its some of its envisioned products in the future from federal, state, provincial and/or local authorities. While the Celly Nu intends to follow the guidelines and regulations of each applicable federal, state, provincial and/or local jurisdiction in preparing certain products for sale and distribution, there is no guarantee that such products will be approved to the extent necessary by the FDA, Health Canada or any other regulatory body. If the products are approved, there is a risk that any federal, state, provincial and/or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise. If Celly Nu's Product License Application is not approved by Health Canada, there is the potential to lead to a material adverse effect on Celly Nu's business, financial condition, results of operations or prospects.

The activities of Celly Nu are subject to regulation by governmental authorities, particularly under the Health Canada. Achievement of Celly Nu's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its future products. Celly Nu cannot predict the time required to secure all appropriate regulatory approvals for Celly Nu or its prospective products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain, regulatory approvals would significantly delay the development of products and could have a material adverse effect on the business, prospects, financial condition, results of operations and cash flows of Celly Nu.

Differing Local Rules and Regulations May Limit Ability to Expand into New Markets

Expansion of Celly Nu's business into new markets with different rules and regulations or distant from then-existing operations, may not succeed. Any such expansion may expose Celly Nu to new operational, regulatory and/or legal risks. In addition, expanding into new localities may subject the Celly Nu to unfamiliar or uncertain local rules and regulations that may adversely affect the operations of the Celly Nu or its ability to sell its envisioned products for commercial sale.

Risks Related to Ownership of Securities of Celly Nu

Dilution

Following completion of the Plan of Arrangement, Celly Nu may have further research and development expenditures as it proceeds to expand research and development activities, develop its products or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. Celly Nu may sell additional Celly Nu Shares or other securities in the future to finance its operations or may issue additional Celly Nu Shares or other securities as consideration for future acquisitions. Celly Nu cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances may have on the market price of Celly Nu Shares. Sales or issuances of substantial numbers of Celly Nu Shares, or the perception that such sales or issuances could occur, may adversely affect the future market price of Celly Nu Shares and dilute each Celly Shareholder's equity position in Celly Nu.

Market for Securities

Although Celly Nu intends to apply to list Celly Nu Shares on the CSE, there is currently no market through which Celly Nu Shares may be sold and Celly Shareholders may not be able to resell Celly Nu Shares acquired under the Plan of Arrangement. There can be no assurance that Celly Nu will be able to successfully list the Celly Nu Shares on the CSE or that an active trading market will develop for Celly Nu Shares following the completion of the Plan of Arrangement, or if developed, that such a market will be sustained at the trading price of Celly Nu Shares immediately after listing. There can be no assurance that fluctuations in the trading price will not have a material adverse impact on Celly Nu's ability to raise equity funding without significant dilution to Celly Shareholders, or at all.

Securities markets have had a high level of price and volume volatility, and the market price of securities of many emerging dietary supplement and consumer health product companies, particularly those considered to be at the research or development stage, have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Once listed, the trading price of Celly Nu Shares may increase or decrease in response to a number of events and factors, not related to Celly Nu's performance, and will, therefore, not be within Celly Nu's control, including but not limited to, the market in which Celly Nu Shares are traded, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for Celly Nu Shares. The effect of these factors on the market price of Celly Nu Shares in the future cannot be predicted.

Significant Shareholder

If the Plan of Arrangement is completed, the Corporation is expected to hold approximately 26.76% of the issued and outstanding Celly Nu Shares. As a result of the number of Celly Nu Shares expected to be held by the Corporation, the Corporation may be in a position to affect the governance and operations of Celly Nu, including matters requiring approval of Celly Shareholders, such as the election of directors, change of control transactions and the determination of other significant corporate actions. There can also be no assurance that the interests of the Corporation will align with the interests of Celly Nu or Celly Shareholders, particularly in light of the other financial interests of the Corporation, and the Corporation will have the ability to influence certain actions that may not reflect the intent of Celly Nu or align with the interests of Celly Nu or Celly Shareholders. The ownership interest of FSD could limit the price that investors may be willing to pay for Celly Nu Shares.

Early-Stage Company

Market perception of early-stage companies may change, potentially affecting the value of investors' holdings and the ability of Celly Nu to raise further funds through the issue of further Celly Nu Shares or otherwise. The share price of publicly traded early-stage companies can be highly volatile. The value of the Celly Nu Shares may rise or fall if listed and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Celly Nu Shares.

Absence of Operating History as a Reporting Issuer

Celly Nu's management and the Celly Board have limited experience operating as a public company. To operate effectively, Celly Nu may be required to continue to implement changes in certain aspects of its business, improve its information systems and develop, manage and train management level and other employees to comply with ongoing public company requirements. Failure to take such actions, or delay in implementation thereof, could adversely affect Celly Nu's business, financial condition, liquidity and results of operations and, more specifically, could result in regulatory penalties, market criticism or the imposition of cease trade orders in respect of the Celly Nu Shares.

Dividend Policy

No dividends on Celly Nu Shares have been paid by Celly Nu to date. Celly Nu anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. Celly Nu does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Celly Board after taking into account many factors, including Celly Nu's operating results, financial condition and current and anticipated cash needs.

Potential Delay in Achieving or Failure to Achieve Publicly Announced Milestones

From time to time, Celly Nu may announce the timing of certain events it expects to occur, such as the anticipated timing of results from its product creation or other research and development efforts. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of product development, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during a pre-clinical study or during a research phase, timing of the completion of pre-clinical trials, or any other event having the effect of delaying the publicly announced timeline. Celly Nu undertakes no obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on Celly Nu's business plan, financial condition or operating results and the trading price of Celly Nu Shares.

Future Sales of Celly Nu Shares by Existing Celly Shareholders

Sales of a large number of Celly Nu Shares in the public markets, or the potential for such sales, could decrease the trading price of the Celly Nu Shares and could impair Celly Nu's ability to raise capital through future sales of Celly Nu Shares.

The Market Price of the Celly Nu Shares May be Volatile

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as the factors listed below, some of which are beyond Celly Nu's control, could affect the market price of the Celly Nu Shares:

- quarterly variations in Celly Nu's results of operations and cash flows or the results of operations and cash flows of Celly Nu's competitors;
- Celly Nu's failure to achieve actual operating results that meet or exceed guidance that Celly Nu may have provided due to factors beyond its control, such as currency volatility and trading volumes;
- future announcements concerning Celly Nu or its competitors, including the announcement of acquisitions;
- changes in government regulations or in the status of Celly's regulatory approvals;
- public perceptions of risks associated with Celly Nu's operations;
- developments in Celly Nu's industry; and
- general economic, market and political conditions and other factors that may be unrelated to Celly Nu's operating performance or the operating performance of its competitors.

If Securities or Industry Analysts Do Not Publish Research, or Publish Inaccurate or Unfavorable Research, About Celly Nu's Business, the Price of Celly Nu Shares and Trading Volume Could Decline

If Celly Nu Shares become listed on a stock exchange the trading market for Celly Nu Shares will depend,

in part, on the research and reports that securities or industry analysts publish about Celly Nu or its business. If one or more of the analysts who cover Celly Nu downgrade Celly Nu Shares or publish inaccurate or unfavorable research about Celly Nu's business, the price of Celly Nu Shares would likely decline. In addition, if Celly Nu's operating results fail to meet the forecasts of analysts, Celly Nu's Share price would likely decline. If one or more of these analysts cease coverage of Celly Nu or fail to publish reports on Celly Nu regularly, demand for Celly Nu Shares could decrease, which might cause the price of Celly Nu Shares and trading volume to decline.

Risks Related to Business of Celly Nu

Limited Operating History

Celly Nu has a very limited history of operations and must be considered a start-up. As such, Celly Nu is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There can be no assurance that Celly Nu will be successful in achieving a return on Celly Shareholders' investment and the likelihood of success must be considered in light of its early stage of operations. Celly Nu has no history of earnings.

Because Celly Nu has a limited operating history in an emerging area of business, potential investors should consider and evaluate its operating prospects considering the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks may include:

- risks that it may not have sufficient capital to achieve its growth strategy;
- risks that it may not develop its product and service offerings in a manner that enables it to be profitable and meet its customers' requirements;
- risks that its growth strategy may not be successful;
- risks that fluctuations in its operating results will be significant relative to its revenues; and
- risks relating to an evolving regulatory regime.

Celly Nu's future growth will depend substantially on its ability to address these, and the other risks described in this section. If it does not successfully address these risks, its business may be significantly harmed.

Difficult to Evaluate the Potential Success of Celly Nu's Future Business

Celly Nu's operations to date have been limited to organizing and staffing efforts, business planning, raising capital, conducting discovery and research activities, filing patent applications, and establishing arrangements with third parties to supply raw materials and assist in conducting research and development efforts. Celly Nu has not yet demonstrated the ability to obtain marketing approvals, develop alcohol misuse products or arrange for a third party to do so on Celly Nu's behalf, or enter into agreements with third parties to conduct sales, marketing and distribution activities necessary for successful commercialization. Consequently, any predictions about Celly Nu's future success or viability may not be as accurate as they could be if Celly Nu had a longer operating history.

Becoming Subject to Public Company Costs

Celly Nu expects to have significant costs associated with being a reporting issuer, which will likely increase if Celly Nu is successful in obtaining a listing on a recognized stock exchange in Canada. Celly Nu's ability to continue as a going concern will depend on positive cash flow, if any, from future operations and on its ability to raise additional funds through equity or debt financing. If Celly Nu is unable to achieve the necessary results or raise or obtain funding to cover the costs of operating as a reporting issuer (and as a publicly traded company if it completes a listing), it may be forced to discontinue operations.

Lack of Profitability

Celly Nu has not generated any revenues to date and expects to continue to incur research and development and other expenses. Celly Nu's prior losses, combined with expected future losses, have had and will continue to have an adverse effect on Celly Shareholders' deficit and working capital, and Celly Nu's future success is subject to significant uncertainty. As Celly Nu has not begun generating revenue, it is extremely difficult to make accurate predictions and forecasts of Celly Nu's finances and this is compounded by the fact that Celly Nu operates in the dietary supplement industry, which is a moderately rapidly transforming industry.

For the foreseeable future, Celly Nu expects to continue to incur losses, which will increase significantly from recent historical levels as Celly Nu expands its product development activities, seeks any applicable regulatory approvals for its inception products and begins to commercialize them if they are approved by applicable authorities. Even if Celly Nu succeeds in developing and commercializing one or more alcohol misuse products, Celly Nu may never become profitable.

No Assurance of Commercial Success

The successful commercialization of Celly Nu's products will depend on many factors, including, Celly Nu's ability to establish and maintain working partnerships with industry participants in order to market its products, Celly Nu's ability to supply a sufficient amount of its products to meet market demand, and the number of competitors within each jurisdiction within which Celly Nu may from time to time be engaged. There can be no assurance that Celly Nu, or its industry partners will be successful in their respective efforts to develop and implement, or assist in developing and implementing, a commercialization strategy for Celly's products.

Difficult to Forecast

Celly Nu must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry. A failure in the demand for its products to materialize as a result of competition, technological change, market acceptance or other factors could have a material adverse effect on the business, results of operations and financial condition of Celly Nu.

Celly Nu's Operations Are Subject to Human Error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Celly Nu's interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Celly Nu. These could include loss or significant tax liabilities in connection with any tax planning effort Celly Nu might undertake and legal claims for errors or mistakes by Celly Nu personnel.

Changes in Capital and Operating Budgets

The quantum and timing of capital and operating expenditures may be dependent upon feedback from Celly Nu's product development and marketing initiatives. As Celly Nu further expands its business, it is possible that results and circumstances may dictate a departure from the pre-existing budget. Further, Celly Nu may, from time to time as opportunities arise, utilize part of its financial resources to participate in additional opportunities that arise and fit within Celly Nu business objectives, in order to create shareholder value.

Risks related to our Indebtedness of the Loan Agreement

Celly Nu may be unable to generate sufficient cash flow to satisfy our debt service obligations pursuant to the Loan Agreement, which would adversely affect our financial condition and results of operations. Celly Nu's ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs including working capital needs or acquisition needs, our financial condition and results of operations may be adversely affected. If we

cannot generate sufficient cash flow from operations to make scheduled principal amortization and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay vendor payments and capital expenditures, or seek additional equity investments. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

Celly Nu's Loan Agreement (and General Security Agreement) has, and agreements governing any future indebtedness may contain, restrictive covenants and our failure to comply with any of these covenants could put Clely Nu in default, which would have and adverse effect on Celly Nu's business and prospects.

Unless and until Celly Nu repays all outstanding borrowings under our Loan Agreement we will remain subject to the terms and restrictive covenants of these borrowings. The terms of any future indebtedness will likely impose similar restrictions as those imposed by our Loan Agreement and General Security Agreement. The Loan Agreement and General Security Agreement contains, and agreements governing any future indebtedness may contain, a number of covenants which put some limits on our ability to, among other things:

- sell assets;
- engage in mergers, acquisitions, and other business combinations;
- declare dividends or redeem or repurchase capital stock;
- incur, assume, or permit to exist additional indebtedness or guarantees;
- make loans and investments;
- incur liens or give guarantees; and
- enter into transactions with affiliates.

Social Media

There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about Celly Nu may be adverse to Celly Nu's interests or may be inaccurate, each of which may harm Celly Nu's business, financial condition and results of operations.

Privacy and Data Regulation

Celly Nu may be subject to federal, state and provincial data protection laws and regulations in the jurisdictions in which it operates, such as laws and regulations that address privacy and data security.

Compliance with privacy and data protection laws and regulations could require Celly Nu to contractually restrict its ability to collect, use and disclose data, or in some cases, impact its ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in civil, criminal and administrative penalties, private litigation, or adverse publicity and could negatively affect Celly Nu's operating results and business. Moreover, employees and other individuals may limit Celly Nu's ability to

collect, use and disclose information collected. Claims that Celly Nu has violated privacy rights, failed to comply with data protection laws, or otherwise breached obligations, could be expensive and time-consuming to defend and could result in adverse publicity that could harm Celly Nu's business.

Insurance and Uninsured Risk

Celly Nu intends to obtain insurance coverage to address the material risks to which it is exposed. There can be no guarantee that Celly Nu will be able to obtain adequate insurance coverage in the future or obtain or maintain liability insurance on acceptable terms or with adequate coverage against all potential liabilities. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of Celly Nu Shares. The lack of, or insufficiency of, insurance coverage could adversely affect Celly Nu's future cash flow and overall profitability.

GBB Litigation

Celly Nu may become party to litigation from time to time in the ordinary course of business. Currently, the Corporation is defending certain litigation claims with the subject matter being certain intellectual property assets Celly Nu received in connection with the IP Agreement and is likely to be subject to additional litigation in the future. Should any litigation with GBB in which Celly Nu becomes involved, or be determined against Celly Nu, such a decision could adversely affect Celly Nu's ability to continue operating and the market price for Celly Nu Shares may decline as a result. Even if Celly Nu is involved in GBB litigation and wins, litigation can redirect significant resources. The GBB Litigation, or any other future litigation claims have the potential to also create a negative perception of Celly Nu's business.

Celly May Not Be Able to Accurately Predict Its Future Capital Needs

Celly Nu may need to raise significant additional funds in order to support its growth, develop new or enhanced services and products, respond to competitive pressures, acquire or invest in complementary or competitive businesses or technologies, or take advantage of unanticipated opportunities. Celly Nu anticipates that it may make substantial research and development expenditures for pre-clinical studies in the future. Celly Nu has no operating revenue being generated from its research and development activities and may have limited ability to expend the capital necessary to undertake or complete future research and development work. When the current funding has been expended, Celly Nu will require and is planning for additional funding. If its financial resources are insufficient, it will require additional financing in order to meet its business objectives.

Completion of the Plan of Arrangement is not contingent on completion of any financings and Celly Nu may not have sufficient capital to fund Celly Nu's research and development efforts and general administrative expenses. If adequate funds are not available on acceptable terms or at all, Celly Nu may be unable to develop or enhance its services and products, take advantage of future opportunities, repay debt obligations as they become due, or respond to competitive pressures, any of which could have a material adverse effect on its business, prospects, financial condition, and results of operations.

Celly Nu's Operations Could Be Adversely Affected by Events Outside of its Control, such as Natural Disasters, Wars or Health Epidemics

The COVID-19 pandemic has negatively impacted and increased volatility of global financial markets and may continue to do so. The economic viability of Celly Nu's long-term business plan will be impacted by its ability to obtain financing, and global economic conditions impact the general availability of financing through public and private debt and equity markets, as well as through other avenues.

Celly Nu may be impacted by business interruptions resulting from pandemics and public health emergencies, including those related to COVID-19 coronavirus, geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires. An outbreak of infectious

disease, a pandemic or a similar public health threat, such as the recent outbreak of the novel coronavirus known as COVID-19, or a fear of any of the foregoing, could adversely impact Celly Nu by causing operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labor shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). Celly Nu may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, ability to achieve stated milestones, operating results and financial condition. It is anticipated that the spread of COVID-19 and global measures to contain it, will have an impact on Celly Nu, however it is challenging to quantify the potential magnitude of such impact at this time. Celly Nu believes that the ongoing COVID-19 restrictions may impact the planned clinical development timelines of its programs, including the timing of future pre-clinical and future clinical activities related to its products. Future crises may be precipitated by any number of causes, including additional epidemic diseases, natural disasters, geopolitical instability, changes to commodity prices and/or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on demand for Celly Nu's proposed products, the availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect Celly Nu's operations and business and the market price of Celly Nu Shares.

Tax Matters

Celly Nu's taxes will be affected by several factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If Celly Nu's filing position, application of tax incentives or similar "holidays" or benefits were to be challenged for any reason, this could have a material adverse effect on Celly Nu's business, results of operations and financial condition.

Celly Nu will be subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect Celly Nu's financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on Celly Nu's business. There is no assurance that Celly Nu's financial condition will not be materially adversely affected in the future due to such changes.

Management of Growth

Celly Nu may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Celly Nu to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its consultant and employee base. The inability of Celly Nu to deal with this growth may have a material adverse effect on Celly Nu's business, financial condition, results of operations and prospects.

Conflicts of Interest

Certain of the prospective directors and officers of Celly Nu also serve as directors and/or officers of other companies involved in consumer product companies, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Celly Nu expects that any decision made by any of such directors and officers involving Celly Nu will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Celly Nu and Celly Shareholders, but there can be no assurance in this regard. In addition, each of Celly Nu's directors will be required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the BCBA and any other applicable law. In the event that Celly Nu's directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business. Please see section titled "*Directors and Officers – Conflicts of Interest*" of this Schedule.

Disclosure and Internal Controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Celly Nu in reports that it will be required to file with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Celly Nu's failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of Celly Nu Shares if, and when listed. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Celly Nu's operating results or cause it to fail to meet its reporting obligations.

Global Financial Conditions

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, and the COVID-19 pandemic. Many industries, including the consumer beverage industry, has been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect Celly Nu's growth and prospects. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect Celly Nu's business and the market price of Celly Nu Shares.

Currency Exchange Rates

Exchange rate fluctuations may adversely affect Celly Nu's financial position and results. Celly Nu's financial results are reported in Canadian Dollars and some if its costs may be incurred in other currencies. The depreciation of the Canadian dollar against other currencies could increase the actual capital and operating costs of Celly Nu's operations and materially adversely affect the results presented in Celly Nu's financial statements. Currency exchange fluctuations may also materially adversely affect Celly Nu's future cash flow from operations, its results of operations, financial condition, and prospects.

Unanticipated Obstacles to Execution of the Business Plan

The execution of Celly Nu's business plan is capital intensive and may become subject to adverse changes in statutory or regulatory requirements. Celly Nu reserves the right to make significant modifications to its business plans as necessary based on future events.

Forward-Looking Statements and Information May Prove Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements and information. By their nature, forward-looking statements and information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements and information or contribute to the

possibility that predictions, forecasts, or projections will prove to be materially inaccurate. Additional information on the risks, assumptions, and uncertainties are found in this Schedule under the heading "*Cautionary Note About Forward Looking Information*" and in other sections of the Circular.

Celly Nu's Management Has Limited Experience in the Area of Dietary Supplement and Natural Health Products

Celly Nu's management team has limited experience in operating development-stage public companies and working with companies in highly regulated industries and there is no guarantee that Celly Nu will be successful in developing products in the consumer alcohol misuse product space or achieve commercial success selling these products. Celly Nu's management also relies on expertise and advice of its Board, Advisory Board and other industry domain experts who have experience in consumer package foods, government relations, research and product development, and dietary supplements industries, however, there is no assurance that such expertise will continue to be available to Celly Nu's management. With no direct experience in the dietary supplement and nutritional health product space and obtaining regulatory approvals for new food supplement products, management may not be fully aware of relevant industry trends, which may impact the ability of Celly Nu to make the most prudent decisions and choices regarding the direction of the business. Celly Nu's business, financial condition or results of operations could be adversely affected if the internal infrastructure is inadequate, including if Celly Nu is not able to secure outside consultants or source the necessary expertise to achieve certain business objectives.

Reliance on Third-Party Distributors

Celly Nu expects that its envisioned dietary supplement and natural health products would be sold online directly to end customers and through third-party distributors. If the third-party distributors fail to achieve success in selling Celly Nu's envisioned products, Celly Nu's future sales will be adversely affected. Celly Nu's ability to grow its distribution network and attract additional distributors will depend on several factors, many of which are outside of its control. Agreements with third-party distributors are typically non-exclusive and permit the distributors to offer competitors' products. If any significant distributor or a substantial number of distributors terminated their relationship with Celly Nu or decided to market its competitors' products over Celly Nu's alcohol misuse products, Celly Nu's ability to generate sales growth would be materially adversely affected.

Celly Nu May Face Intense Competition and Expects Competition to Increase in the Future, Which Could Prohibit Its Development of Customer Base and Generating Revenue

The dietary supplement and nutritional health product industry may become more competitive in the future. Celly Nu may increasingly compete with numerous other businesses in the industry, many of which may come to possess greater financial and marketing resources and other resources than Celly Nu. Such business is often affected by changes in consumer tastes and discretionary spending patterns, national and regional economic conditions, demographic trends, consumer confidence in the economy, local competitive factors, cost and availability of raw material and labor, and governmental regulations. Any change in these factors could materially and adversely affect Celly Nu's operations.

Due to the early stage of the industry in which Celly Nu operates, Celly Nu expects to face additional competition from new entrants. If the number of consumers of such products in the target jurisdictions increases, the demand for products will increase and Celly Nu expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, Celly Nu will require a continued high level of investment in research and development, marketing, sales and client support. Celly Nu may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations Celly Nu.

Success of Products is Dependent on Public Taste

Celly Nu's revenues are substantially dependent on the success of its products, which depends upon, among other matters, pronounced and rapidly changing public tastes, factors which are difficult to predict and over which Celly Nu has little, if any, control. A significant shift in consumer demand away from Celly Nu's products or its failure to expand its current market position will harm its business. Consumer trends change based on several possible factors, including nutritional values, a change in consumer preferences or general economic conditions. Additionally, there is as a growing movement among some consumers to buy local food products in an attempt to reduce the carbon footprint associated with transporting food products from longer distances, and this could result in a decrease in the demand for food products and ingredients that Celly Nu imports other countries, as the case may be. These changes could lead to, among other things, reduced demand and price decreases, which could have a material adverse effect on Celly Nu's business.

Product Liability, Operational Risk

As a manufacturer and distributor of products designed to be ingested by humans, Celly Nu faces an inherent risk of exposure to product liability claims, regulatory action, and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of ingestible products, such as vitamins, minerals, and other ingredients involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of Celly Nu's products alone or in combination with other medications or substances could occur. Celly Nu may be subject to various product liability claims, including, among others, that Celly Nu's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Celly Nu could result in increased costs, could adversely affect Celly Nu's reputation with its customers and consumers generally, and could have a material adverse effect on Celly Nu's results of operations and financial condition of Celly Nu.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. Such recalls cause unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. This can cause loss of a significant amount of sales. In addition, a product recall may require significant management attention. Although Celly Nu will have detailed procedures in place for testing its products, there can be no assurance that any quality, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Celly Nu's future products were subject to recall, the image of that product and Celly Nu could be harmed. Additionally, product recalls can lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Risks Related to Celly Nu's Intellectual Property

Celly Nu May be Unable to Prevent Disclosure of Its Trade Secrets or Other Confidential Information to Third Parties

Celly Nu intends to rely on trade secret protection and confidentiality agreements to protect its proprietary know-how that is being developed in the course of product development efforts with the CROs and other consultants, which may not patentable or for which Celly Nu has not taken the steps to protect. Celly Nu requires its key employees, consultants, advisors and any third parties who have access to its proprietary know-how to execute confidentiality agreements, but there is no certainty that all counterparties will agree to enter into confidentiality agreements or that these agreements will not be breached. There is no certainty

that Celly Nu's trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to Celly Nu's trade secrets or independently develop substantially equivalent information and techniques. Failure to prevent disclosure of Celly Nu's intellectual property to third parties or misappropriation by third parties of Celly Nu's confidential proprietary information could enable Celly Nu's competitors to duplicate or surpass Celly Nu's technological achievements and erode Celly Nu's competitive position.

Inability to Protect Intellectual Property Rights

Celly Nu does not currently hold a patent or other form of intellectual property protection on its know-how, including the intellectual property rights acquired pursuant to the IP Agreement. While Celly Nu has submitted the Provisional Application with respect to the technology rights that it acquired pursuant to the IP Agreement, there can be no guarantee that any future patent applications or submissions may be filed by Celly Nu as a result of research and development activities or Celly Nu, will be granted, or if granted, that the patent protections will be issued in the form requested.

Accordingly, the scope of protection, if any, that may be afforded by applications for intellectual property rights for Celly Nu is uncertain. Further, even if patents are issued from future applications, those patents issued or otherwise acquired by or assigned to Celly Nu may be subject to invalidation proceedings commenced by third parties. The validity of an issued patent may be attacked on a number of grounds, and such invalidation proceedings are inherently unpredictable, and can lead to the subject patent protection being ordered invalid and therefore unenforceable.

The success of Celly Nu will depend, in part, on its ability to maintain proprietary protection over its technology, know- how and trade secrets and operate without infringing the proprietary rights of third parties. Despite precautions, it may be possible for a third party to copy or otherwise obtain and use Celly Nu's intellectual property without authorization. There can be no assurance that any steps taken by Celly Nu will prevent misappropriation of its intellectual property. Litigation could result in substantial costs and diversion of resources and the inability of Celly Nu to protect any technology it may develop, which could have a material adverse effect on Celly Nu's business, results of operations, financial condition and profitability.

Infringement of Intellectual Property Rights

While Celly Nu believes that its planned services do not infringe upon the proprietary rights of third parties, its commercial success depends, in part, upon Celly Nu not infringing upon the intellectual property rights of others. A number of Celly's competitors and other third parties may have been issued or filed for patents and proprietary rights for treatments similar to those being developed or utilized by Celly. Some of these patents may grant very broad protection to the owners of the patents. Celly has not undertaken a review to determine whether any existing third-party patents or the issuance of any third-party patents would require Celly Nu to alter its treatment services or cease certain activities. Celly Nu may become subject to claims by third parties that its services infringe on their intellectual property rights.

Reliance on the IP Agreement

Celly Nu's business relies heavily on certain exclusive use intellectual property assets received in connection with the IP Agreement. The terms of the IP Agreement provided the Corporation with a unilateral option to repurchase those exclusive use intellectual property assets, such as UNBUZZD™ from Celly Nu. Any significant failure, inadequacy, interruption, or repurchase by the Corporation that directly, or indirectly results in the termination of the IP Agreement would be critical to Celly Nu's operations and current business plan.

PROMOTERS

The Corporation took the initiative of organizing Celly Nu's business and, accordingly, may be considered

to be the promoter of Celly Nu within the meaning of applicable securities laws. The Corporation will, at the closing of the Plan of Arrangement, beneficially own, or control or direct, 154,285,379 Celly Nu Shares which represents approximately 26.76% on a basic undiluted basis.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings material to Celly Nu to which Celly Nu or its directors or officers are parties to or to which any of its property is subject, and no such proceedings are known by Celly Nu to be contemplated, other than those set out herein.

GBB Drink Lab Inc. is a product development company that provides rapid blood alcohol detoxification products and services ("**GBB**"). GBB's products assist the body break down alcohol while aiding in recovery and rehydration. GBB was founded in 2020, and is based in Fort Lauderdale, Florida before subsequently being acquired Jupiter Wellness (NASDAQ: JUPW) in July of 2023. In July of 2022, the Corporation, and its subsidiary FSD Biosciences, Inc. engaged in preliminary discussions with GBB for the purpose of pursuing a business opportunity of mutual interest and benefit with GBB. On July 5, 2022, a mutual non-disclosure agreement between GBB and the Corporation was executed (the "**NDA**") for the purpose of engaging in customary due diligence and further discussions to evaluate the purchase of GBB's assets (particularly the alleged technology) by the Corporation (the "**Contemplated Transaction**").

On December 12, 2022, the Corporation returned a letter to GBB formally terminating the Contemplated Transaction and related NDA, citing the Corporation's concerns with GBB's patent portfolio and the value of GBB assets. FSD further indicated that they have taken all necessary steps to destroy and return all confidential information in connection with the Contemplated Transaction.

On May 1, 2023, GBB now operating under Jupiter Wellness (NASDAQ: JUPW) filed a complaint with the United States Court of the Southern District of Florida against the Corporation and FSD Biosciences alleging a material breach of a mutual nondisclosure agreement and trade secret misappropriation, claiming damages in the amount of US$53,047,000.

On May 30, 2023, the Corporation filed a motion to dismiss to response to the Complaint. On July 3, 2023, GBB responses in opposition to the Corporation's motion to dismiss the first amended Complaint. On July 11, 2023, the Corporation filed its reply to GBB's opposition to the Corporation's motion to dismiss GBB's first amended Complaint. At all relevant times, the Corporation has categorically denied the allegations put forward in the Complaint.

As of the date of this Schedule, the foregoing litigation matter is currently ongoing. Accordingly, and given the very preliminary stage of the litigation matter, it is not possible to estimate the likelihood of liability against the Corporation, or Celly Nu, if liability, any possible exposure.

There were no penalties or sanctions imposed against Celly Nu by a court relating to securities legislation or by a securities regulatory authority during the last financial year, penalties or sanctions imposed against Celly Nu by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision or settlement agreements entered into by Celly Nu with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the Corporation being a party to the Arrangement Agreement, and IP Agreement and certain related party transactions conducted in the normal course of business which are disclosed in Celly Nu's Financials and MD&A, no director, executive officer or greater than 10% shareholder of Celly Nu and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction which in either such case has materially affected or will materially affect Celly Nu save as described herein.

Zeeshan Saeed, a director and officer of FSD Pharma and director of Celly Nu, holds 24 Class A Shares and 2,241,146 Class B Shares in FSD Pharma (approximately 33.33% of the Class A Shares issued and outstanding and approximately 5.69% of the issued and outstanding Class B Shares). In connection with the Plan of Arrangement, Mr. Saeed shall receive 2,241,146 FSD Pharma New Class B Shares in exchange for his Class B Shares and 24 FSD Pharma New Class A Shares in exchange for his Class A Shares, and 2,241,170 Celly Nu Shares, in the same proportion as other FSD Pharma Securityholders.

Donal Carroll, an officer of FSD Pharma and officer of Celly Nu, holds 973,268 Class B Shares in FSD Pharma (approximately 2.47% of the issued and outstanding Class B Shares). In connection with the Plan of Arrangement, Mr. Carroll shall receive 973,268 FSD Pharma New Class B Shares in exchange for his Class B Shares, and 973,268 Celly Nu Shares, in the same proportion as other FSD Pharma Securityholders.

Dr. Lakshmi Kotra, a director of FSD Pharma, CEO of Lucid and a director of Celly Nu, holds 1,422,197 Class B Shares in FSD Pharma (approximately 3.61% of the issued and outstanding Class B Shares). In connection with the Plan of Arrangement, Dr. Kotra shall receive 1,422,197 FSD Pharma New Class B Shares in exchange for his Class B Shares, and 1,422,197 Celly Nu Shares, in the same proportion as other FSD Pharma Securityholders.

Dr. Eric Hoskins, a director of FSD Pharma and Celly Nu, holds 500,000 FSD Pharma Non-Distribution Warrants. In connection with the Plan of Arrangement, Mr. Hoskins shall receive 500,000 FSD Pharma New Non-Distribution Warrants in exchange for his FSD Pharma Non-Distribution Warrants.

Michael Zapolin, a director of FSD Pharma and beneficial owner of 28,800,000 Celly Nu Shares, holds 500,000 FSD Pharma Non-Distribution Warrants. In connection with the Plan of Arrangement, Mr. Zapolin shall receive 500,000 FSD Pharma New Non-Distribution Warrants in exchange for his FSD Pharma Non-Distribution Warrants.

AUDITORS

The auditors of Celly Nu are Stern & Lovrics LLP. Stern & Lovrics LLP is independent of Celly within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for Celly Nu Shares is Endeavor Trust Company located at 777 Hornby St., Vancouver, BC, V6Z 1S4.

MATERIAL CONTRACTS

The following are the only material contracts that have been entered into by Celly Nu within two years prior to the date hereof, and which are currently in effect and considered to be currently material:

1. Duffy Agreement.
2. GSA;
3. IP Agreement; and
4. The Loan Agreement.

A copy of the Arrangement Agreement together with the amendment is available under the Corporation's profile on SEDAR+ at www.sedarplus.ca and copies of the Duffy Agreement, IP Agreement, the GSA, and Loan Agreement have been filed under Celly Nu's profile and accessible on SEDAR+ at www.sedarplus.ca.

INTERESTS OF EXPERTS

Stern & Lovrics LLP prepared an auditors' report on Celly Nu's audited financial statements; and MNP LLP prepared an auditor's report on the audited carve-out financial statements of the Corporation's proprietary formulation UNBUZZD™. Stern & Lovrics LLP, and MNP LLP are both independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

Shimcity is controlled by Shimmy Posen, and 265 is controlled by Grant Duthie, each of whom are partners of Garfinkle Biderman LLP., which are Celly Nu and FSD Pharma's external legal counsel.

APPENDIX "1"
OMNIBUS INCENTIVE PLAN

CELLY NUTRITION CORP.

OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

ARTICLE ONE DEFINITIONS AND INTERPRETATION

Section 1.01 **Definitions** For purposes of this Omnibus Equity Incentive Compensation Plan, unless such capitalized word or term is otherwise defined herein or the context in which such capitalized word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings.

(a) "**Acceleration Event**" has the meaning given to such term in Section 3.10 hereof;

(b) "**Account**" means a notional account maintained for each Participant on the books of the Company which will be credited with RSUs in accordance with the terms of this Plan;

(c) "**Award**" means any of an Option or RSU granted pursuant to, or otherwise governed by, the Plan;

(d) "**Award Agreement**" means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement or a RSU Agreement;

(e) "**Blackout Period**" means a period of time during which:

(i) the trading guidelines of the Company, as amended or replaced from time to time, restrict one or more Participants from trading in securities of the Company; or

(ii) the Company has determined that one or more Participants may not trade any securities of the Company;

(f) "**Blackout Period Expiry Date**" means the date on which a Blackout Period expires;

(g) "**Business Day**" means a day on which the Stock Exchange is open for trading;

(h) "**Committee**" means the Directors or, if the Directors so determine in accordance with Section 2.04 hereof, the committee of the Directors authorized to administer this Plan;

(i) "**Common Shares**" means the common shares of the Company, as adjusted in accordance with the provisions of Article Six hereof from time to time;

(j) "**Company**" means Celly Nutrition Corp. a corporation existing under the *Business Corporations Act* (British Columbia), and any successor corporation thereof;

(k) "**Consultant**" means an individual (other than an employee, executive officer or director of the Corporation or a Subsidiary) or company that: (a) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to a Subsidiary, other than services provided in relation to a distribution; (b) provides the services under a written contract between the Corporation or the Subsidiary and the individual or company, as the case may be; (c) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary; and (d) has a relationship with the Corporation or a Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(l) "**Designated Affiliates**" means the affiliates of the Company designated by the Committee for purposes of this Plan from time to time;

(m) "**Designated Broker**" means a broker who is independent of, and deals at arm's length with, the Company and its Designated Affiliates and is designated by the Company;

(n) "**Directors**" means the directors of the Company from time to time;

(o) "**Dividend Equivalent**" means additional RSUs credited to a Participant's Account as a dividend equivalent pursuant to Section 4.07;

(p) "**Eligible Directors**" means, other than, in the case of a grant of RSUs, the Directors or the directors of any Subsidiaries or Designated Affiliate from time to time;

(q) "**Eligible Employees**" means an Investor Relations Service Provider, any employees and officers, whether Directors or not, of the Company or any Designated Affiliate, provided that such employees and officers are individuals who are considered employees under the ITA;

(r) "**Eligible Participant**" means any Eligible Director, Eligible Employee, Consultant of the Corporation or any of its Subsidiaries, or Investor Relations Service Provider;

(s) "**Employment Contract**" means any contract between the Company or any Designated Affiliate and any Participant relating to, or entered into in connection with, the employment or departure of the Eligible Employee, the appointment, election or departure of the Eligible Director or the engagement of the Consultant or Investor Relations Service Provider or any other agreement to which the Company or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Company or the termination of employment, appointment, election or engagement of such Participant;

(t) "**Exercise Price**" has the meaning given to such term in Section 3.04 hereof;

(u) "**Insider**" has the meaning set out in the Securities Act;

(v) "**ITA**" means the *Income Tax Act* (Canada), together with the regulations thereto, each as amended from time to time;

(w) "**Market Value of a Common Share**" means, with respect to any particular date as of which the Market Value of a Common Share is required to be determined, (a) if the Common Shares are then listed on the Stock Exchange, the closing price of the Shares on the Stock Exchange on the last Trading Day prior to such particular date; or (b) if the Common Shares are not then listed on any stock exchange, the value as is determined solely by the Committee, acting reasonably and in good faith, and such determination shall be conclusive and binding on all persons;

(x) "**Option**" means an option to purchase Common Shares granted pursuant to, or governed by, this Plan;

(y) "**Optionee**" means a Participant to whom an Option has been granted pursuant to this Plan;

(z) "**Option Period**" means the period of time during which the particular Option may be exercised, including as extended in accordance with Section 3.05 hereof;

(aa) "**Participant**" means each Eligible Participant that is granted one or more Awards under this Plan;

(bb) "**Person**" means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have similar extended meaning;

(cc) "**Plan**" means this omnibus equity incentive compensation plan as amended from time to time;

(dd) "**Redemption Date**" has the meaning ascribed thereto in Section 4.05(a) hereof;

(ee) "**Related Person**" has the meaning given to such term in the policies of the Stock Exchange;

(ff) "**Restriction Period**" means, with respect to a particular grant of RSUs, the period between the date of grant of such RSUs and the latest Vesting Date in respect of any portion of such RSUs;

(gg) "**RSU**" means a restricted share unit, which is a right awarded to an Eligible Participant to receive cash, Common Shares or any combination of cash and Common Shares, as determined by the Company in its sole discretion, pursuant to, and governed by, this Plan;

(hh) "**RSU Agreement**" means a written agreement between the Company and a Participant evidencing the grant of RSUs and the terms and conditions thereof;

(ii) "**RSU Outside Expiry Date**" has the meaning ascribed thereto in Section 4.05(d) hereof;

(jj) "**Securities Act**" means the Securities Act, R.S.O. 1990, c. S.5, or any successor legislation;

(kk) "**Stock Exchange**" means the principal market on which the Common Shares are then traded as designated by the Committee from time to time;

(ll) "**Subsidiary**" means a corporation, company or partnership that is controlled, directly or indirectly, by the Corporation;

(mm) "**Termination**" has the meaning given to such term in Section 3.12 hereof;

(nn) "**Trading Day**" means any day on which the Stock Exchange is open for trading;

(oo) "**U.S. Securities Act**" has the meaning given to such term in Section 5.02 hereof; and

(pp) "**Vesting Date**" has the meaning ascribed thereto in Section 4.04 hereof.

Section 1.01 **Headings**. The headings of all articles, sections, paragraphs and subparagraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

Section 1.02 **Context, Construction.** Whenever the singular or masculine are used in this Plan the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires. The word "person" shall be given the widest meaning possible and shall include, without limitation, an individual, a corporation, a partnership, a limited partnership or any other unincorporated entity.

Section 1.03 **References to this Plan**. The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to this Plan as a whole and not to any particular article, section, paragraph, subparagraph or other part hereof.

Section 1.04 **Canadian Funds**. Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THIS PLAN

Section 2.01 **Purpose of this Plan**. This Plan provides for the potential acquisition of Common Shares by Participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of key employees, directors and consultants of the Company and the Designated Affiliates and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees, directors and consultants of the Company and the Designated Affiliates, it being generally recognized that share incentive plans can aid in attracting, retaining and encouraging employees, directors and consultants due to the opportunity offered to them to acquire a proprietary interest in the Company.

Section 2.02 **Participants**. This Plan is hereby established for Eligible Participants.

Section 2.03 **Administration of this Plan**. This Plan shall be administered by the Committee and the Committee shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Committee may deem necessary or desirable in order to comply with the requirements of this Plan, subject in all cases to compliance with regulatory requirements. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Company and its Designated Affiliates. This Plan shall be administered in accordance with the rules and policies of the Stock Exchange by the Committee so long as the Common Shares are listed on the Stock Exchange.

Section 2.04 **Delegation to Committee**. All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.05 **Record Keeping**. The Company shall maintain a register in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Common Shares subject to Awards granted to each Participant; and

(c) the aggregate number of Common Shares subject to Awards.

Section 2.06 **Determination of Participants**. The Committee shall from time to time determine the Participants who may participate in this Plan. The Committee shall from time to time determine the Participants to whom Awards shall be granted, the number of Common Shares to be made subject to, and the expiry date of, each Award granted to each Participant and the other terms, including any vesting provisions, of each Award granted to each Participant, all such determinations to be made in accordance with the terms and conditions of this Plan, and the Committee may take into consideration the present and potential contributions of, and the services rendered by, the particular Participant to the success of the Company and any other factors which the Committee deems appropriate and relevant. All Eligible Employees, Consultant and Investor Relations Service Provider shall be bona fide Eligible Employees, Consultant or Investor Relations Service Provider, as the case may be.

Section 2.07 **Maximum Number of Shares**.

(a) The maximum number of Common Shares reserved for issuance that are issuable pursuant to the new grants of Awards shall be determined from time to time by the Committee but, in any case, shall not exceed, in the aggregate, 35% of the total number of issued and outstanding Common Shares as at the date of any Award grant.

(b) The maximum aggregate number of Common Shares reserved for issuance pursuant to Awards granted to any one Participant in any 12-month period must not exceed 10% of the number of Common Shares then outstanding, calculated as at the date of when the Award is granted or issued to the Participant on the date of adoption of this Plan.

(c) For purposes of this Section 2.07, "the number of Common Shares then outstanding" shall mean the number of Common Shares outstanding on a non-diluted basis calculated at the date of the proposed grant of the applicable Award.

ARTICLE THREE

OPTION AWARDS

Section 3.01 **Nature of Options**. An Option is an option granted by the Company to an Eligible Participant entitling such Participant to acquire a designated number of Common Shares from treasury at the Exercise Price, but subject to the provisions hereof. For greater certainty, the Company is obligated to issue and deliver the designated number of Common Shares on the exercise of an Option and shall have no independent discretion to settle an Option in cash or other property other than Common Shares issued from treasury. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

Section 3.02 **Option Awards**. Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Committee shall, from time to time by resolution, in its sole discretion, (a) designate the Eligible Participant who may receive Options under the Plan, (b) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (c) subject to Section 3.04, determine the price per Common Share to be payable upon the exercise of each such Option, (d) determine the relevant vesting provisions (including performance criteria, if applicable) and (e) determine the term of the Options, the whole subject to the terms and conditions prescribed in this Plan or in any stock option agreement, and any applicable rules of the Stock Exchange.

Section 3.03 **Option Notice or Agreement**. Each Option granted to a Participant may be evidenced by a stock option notice or stock option agreement setting out terms and conditions consistent with the provisions of this Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 3.04 **Exercise Price**. The price per Common Share (the "**Exercise Price**") at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that the Exercise Price shall be not less than the closing price of the Common Shares on the Stock Exchange on the last trading day immediately preceding the date of the grant of such Option less the maximum discount, if any, permitted by the Stock Exchange or, if the Common Shares are not then listed on any stock exchange, the Exercise Price shall not be less than the fair market value of the Common Shares as may be determined by the Directors on the day immediately preceding the date of the grant of such Option. Disinterested shareholder approval shall be required for any reduction in the Exercise Price of any Option if the Optionee is an Insider of the Company at the time of the proposed amendment to the Exercise Price.

Section 3.05 **Term of Option**. The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to amendment by an Employment Contract, provided that in no event shall an Option Period exceed ten (10) years. Notwithstanding the definition of Option Period contained herein or the foregoing, the expiration date of an Option will be the date fixed by the Directors with respect to such Option unless such expiration date falls within a Blackout Period or within ten days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten (10) Business Days after the Blackout Period Expiry Date. Disinterested shareholder approval shall be required for the extension of any Option Period if the Optionee is an Insider of the Company at the time of the proposed amendment to the Option Period.

Section 3.06 **Lapsed Options**. If Options granted under this Plan (or stock options granted under the Prior Option Plan) are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options (or such lapsed stock options).

Section 3.07 **Limit on Options to be Exercised**. Except as otherwise specifically provided herein or in any Employment Contract, Options may be exercised by the Optionee in whole at any time, or in part from time to time (in each case to the nearest full Common Share), during the Option Period only in accordance with the vesting schedule, if any, determined by the Committee, in its sole and absolute discretion, subject to the applicable requirements of the Stock Exchange, at the time of the grant of the Option, which vesting schedule may include performance vesting or acceleration of vesting in certain circumstances and which may be amended or changed by the Committee from time to time with respect to a particular Option. If the Committee does not determine a vesting schedule at the time of the grant of any particular Option, such Option shall be exercisable in whole at any time, or in

part from time to time, during the Option Period, subject to the applicable requirements of the Stock Exchange.

Section 3.08 **Eligible Participants on Exercise**. An Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in Section 3.11 or Section 3.12 hereof or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(a) in the case of an Eligible Employee, an officer of the Company or a Designated Affiliate or in the employment of the Company or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Company or such Designated Affiliate shall not be considered an interruption of employment for purposes of this Plan;

(b) in the case of an Eligible Director who is not also an Eligible Employee, a director of the Company or a Designated Affiliate and has been such a director continuously since the date of the grant of such Option; and

(c) in the case of a Consultant, engaged, directly or indirectly, in providing ongoing management, advisory, consulting, technical or other services for the Company or a Designated Affiliate and has been so engaged since the date of the grant of such Option.

Section 3.09 **Payment of Exercise Price**. The issue of Common Shares on the exercise of any Option shall be contingent upon receipt by the Company of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by cash or certified cheque delivered to the registered office of the Company together with a completed notice of exercise, together with any tax amounts required under Section 5.01. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option, unless and until certificates for such Common Shares are issued to such Optionee, or them, under the terms of this Plan. Subject to Section 6.11 hereof, upon an Optionee exercising an Option and paying the Company the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Company shall as soon as practicable thereafter issue and deliver a certificate representing the Common Shares so purchased.

Section 3.10 **Acceleration on Take-over Bid, Consolidation, Merger, etc.** In the event that:

(a) the Company seeks or intends to seek approval from the shareholders of the Company for a transaction which, if completed, would constitute an Acceleration Event (as defined below); or

(b) a person makes a bona fide offer or proposal to the Company or the shareholders of the Company which, if accepted or completed, would constitute an Acceleration Event, the Company shall send notice to all Optionees of such transaction, offer or proposal as soon as practicable and, provided that the Committee has determined that no adjustment will be made pursuant to Section 6.06 hereof, (i) the Committee may, by resolution and notwithstanding any vesting schedule applicable to any Option or Section 3.07 hereof, permit all Options outstanding which have restrictions on their exercise to become immediately exercisable during the period specified in the notice (but in no event later than the applicable expiry date of an Option) and prior to such transaction, offer or proposal, so that the Optionee may participate in such transaction, offer or proposal, and (ii) the Committee may accelerate the expiry date of such Options and the time for the fulfillment of any conditions or restrictions on such exercise.

In this 3.10 an "**Acceleration Event**" means:

(a) the acquisition by any person of beneficial ownership of more than 50% of the votes attached to the outstanding voting securities of the Company, by means of a take-over bid or otherwise;

(b) any consolidation, merger, statutory amalgamation or arrangement involving the Company and pursuant to which the Company will not be the continuing or surviving corporation or pursuant to which the Common Shares will be converted into cash or securities or property of another entity, other than a transaction involving the Company and in which the shareholders of the Company immediately prior to the completion of the transaction will have the same proportionate ownership of the surviving corporation immediately after

the completion of the transaction;

(c) a separation of the business of the Company into two or more entities;

(d) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to another entity; or

(e) the approval by the shareholders of the Company of any plan of liquidation or dissolution of the Company.

Section 3.11 **Effect of Death**. If a Participant or, in the case of a Consultant and Investor Relations Service Provider which is not an individual, the primary individual providing services to the Company or Designated Affiliate on behalf of the Consultant and Investor Relations Service Provider, shall die, any outstanding Option held by such Participant at the date of such death shall become immediately exercisable notwithstanding Section 3.07 hereof, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of 12 months after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is earlier, and then only to the extent that such Optionee was entitled to exercise the Option at the date of the death of such Optionee in accordance with Sections 3.07, 3.08 and 3.12 hereof.

Section 3.12 **Effect of Termination of Engagement**. If a Participant shall:

(a) cease to be a Director or a director of a Designated Affiliate, as the case may be (and is not or does not continue to be an employee thereof), for any reason (other than death); or

(b) cease to be employed by, or provide services to, the Company or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Company or the Designated Affiliates, for any reason (other than death) or shall receive notice from the Company or any Designated Affiliate of the termination of their Employment Contract;

(the earliest to occur of any of the foregoing events being referred to herein as a "**Termination**"), except as otherwise provided in any Employment Contract, such Participant may, but only within the 90 days next succeeding such Termination (or, subject to the limitations set forth below, such other period of time as may be determined by the Directors), exercise the Options to the extent that such Participant was entitled to exercise such Options at the date of such Termination. Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period or one year from the date of Termination.

ARTICLE FOUR

RESTRICTED SHARE UNIT AWARDS

Section 4.01 **Nature of RSUs.** An RSU is an Award that is a bonus for services rendered in the year of grant, that, upon settlement, entitles the recipient Participant to receive a cash payment equal to the Market Value of a Common Share or, at the sole discretion of the Committee, a Common Share, and subject to such restrictions and conditions on vesting as the Committee may determine at the time of grant, unless such RSU expires prior to being settled. Restrictions and conditions on vesting may, without limitation, be based on the passage of time during continued employment or other service relationship, the achievement of specified performance criteria or both.

Section 4.02 **RSU Awards**

(a) Subject to the provisions herein and any shareholder or regulatory approval which may be required, the Committee shall, from time to time by resolution, in its sole discretion, (a) designate the Eligible Participant who may receive RSUs under the Plan, (b) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, (c) determine the relevant conditions, vesting provisions and the Restriction Period of such RSUs, and (d) determine any other terms and conditions applicable to the granted RSUs, which need not be identical and which, without limitation, may include non-

competition provisions, subject to the terms and conditions prescribed in this Plan, in any RSU Agreement, and any applicable rules of the Stock Exchange.

(b) Subject to the vesting and other conditions and provisions in this Plan, including Section 2.07, all RSUs granted herein shall vest in accordance with the terms of the RSU Agreement entered into in respect of such RSUs.

(c) Subject to the vesting and other conditions and provisions in this Plan and in the applicable RSU Agreement, each RSU awarded to a Participant shall entitle the Participant to receive, on settlement, a cash payment equal to the Market Value of a Common Share, or, at the discretion of the Committee, one Common Share or any combination of cash and Common Shares as the Committee in its sole discretion may determine, in each case less any applicable withholding taxes. For greater certainty, no Participant shall have any right to demand to be paid in, or receive, Common Shares in respect of any RSU, and, notwithstanding any discretion exercised by the Committee to settle any RSU, or a portion thereof, in the form of Common Shares, the Committee reserves the right to change such form of payment at any time until payment is actually made.

Section 4.03 **RSU Agreements**

The grant of a RSU by the Committee shall be evidenced by a RSU Agreement in such form not inconsistent with the Plan as the Committee may from time to time determine. Such RSU Agreement shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Committee from time to time) which are not inconsistent with this Plan and which the Committee deems appropriate for inclusion in a RSU Agreement. The provisions of the various RSU Agreements issued under this Plan need not be identical.

The RSU Agreement shall contain such terms that the Company considers necessary in order that the RSUs granted to Participants, shall not constitute a "salary deferral arrangement" as defined in subsection 248(1) of the ITA, by reason of the exemption in paragraph (k) thereof or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or provide services in or the rules of any regulatory body having jurisdiction over the Company.

Section 2.08 Section 4.04 **Vesting of RSU**s. The Committee shall have sole discretion to (a) determine if any vesting conditions with respect to a RSU, including any performance criteria or other vesting conditions contained in the applicable RSU Agreement, have been met, (b) waive the vesting conditions applicable to RSUs (or deem them to be satisfied), and (c) extend the Restriction Period with respect to any grant of RSUs, provided that any such extension shall not result in the Restriction Period for such RSUs extending beyond the RSU Outside Expiry Date. The Company shall communicate to a Participant, as soon as reasonably practicable, the date on which all such applicable vesting conditions in respect of a grant of RSUs to the Participant have been satisfied, waived or deemed satisfied and such RSUs have vested (the "**Vesting Date**"). For the greater certainty, no Awards issued pursuant to the Plan (other than Options) may vest before the date that is one year following the date of issuance or grant.

Section 4.05 **Redemption / Settlement of RSU**s

(a) Subject to the provisions of this Section 4.05 and Section 4.06, a Participant's vested RSUs shall be redeemed in consideration for a cash payment on the date (the "**Redemption Date**") that is the earliest of (a) the 15th day following the applicable Vesting Date for such vested RSUs (or, if such day is not a Business Day, on the immediately following Business Day), and (b) the RSU Outside Expiry Date.

(b) Subject to the provisions of this Section 4.05 and Section 4.06, during the period between the Vesting Date and the Redemption Date in respect of a Participant's vested RSUs, the Company (or any Designated Affiliate that is party to an Employment Contract with the Participant whose vested RSUs are to be redeemed) shall, at its sole discretion, be entitled to elect to settle all or any portion of the cash payment obligation otherwise arising in respect of the Participant's vested RSUs either (a) by the issuance of Common Shares to the Participant (or the legal representative of the Participant, if applicable) on the Redemption Date, or (b) by paying all or a portion of such cash payment obligation to the Designated Broker, who shall use the funds received to purchase Common Shares in the open market, which Common Shares shall be registered in the name of the Designated Broker in a separate account for the Participant's benefit.

(c) Settlement of a Participant's vested RSUs shall take place on the Redemption Date as follows:

(i) where the Company (or applicable Designated Affiliate) has elected to settle all or a portion of the Participant's vested RSUs in Common Shares issued from treasury:

(A) in the case of Common Shares issued in certificated form, by delivery to the Participant (or to the legal representative of the Participant, if applicable) of a certificate in the name of the Participant (or the legal representative of the Participant, if applicable) representing the aggregate number of Common Shares that the Participant is entitled to receive, subject to satisfaction of any applicable withholding tax and other applicable source deductions in accordance with Section 5.01; or

(B) in the case of Common Shares issued in uncertificated form, by the issuance to the Participant (or to the legal representative of the Participant, if applicable) of the aggregate number of Common Shares that the Participant is entitled to receive, subject to satisfaction of any applicable withholding tax and other applicable source deductions under Section 5.01, which Common Shares shall be evidenced by a book position on the register of the shareholders of the Company to be maintained by the transfer agent and registrar of the Common Shares;

(ii) where the Company or a Designated Affiliate has elected to settle all or a portion of the Participant's vested RSUs in Common Shares purchased in the open market, by delivery by the Company or a Designated Affiliate of which the Participant is a director, executive officer, employee or consultant to the Designated Broker of readily available funds in an amount equal to the Market Value of a Common Share as of the Redemption Date multiplied by the number of vested RSUs to be settled in Common Shares purchased in the open market, less the amount of any applicable withholding tax and other applicable source deductions under Section 5.01, along with directions instructing the Designated Broker to use such funds to purchase Common Shares in the open market for the benefit of the Participant and to be evidenced by a confirmation from the Designated Broker of such purchase;

(iii) any cash payment to which the Participant is entitled (excluding, for the avoidance of doubt, any amount payable in respect of the Participant's RSUs that the Company or a Designated Affiliate has elected to settle in Common Shares) shall, subject to satisfaction of any applicable withholding tax and other applicable source deductions under Section 5.01, be paid to the Participant (or to the legal representative of the Participant, if applicable) by the Company or a Designated Affiliate of which the Participant is a director, executive officer, employee or consultant, in cash, by cheque or by such other payment method as the Company and Participant may agree; and

(iv) where the Company or a Designated Affiliate has elected to settle a portion, but not all, of the Participant's vested RSUs in Common Shares, the Participant shall be deemed to have instructed the Company or Designated Affiliate, as applicable, to withhold from the cash portion of the payment to which the Participant is otherwise entitled such amount as may be required in accordance with Section 5.01 and to remit such withheld amount to the applicable taxation authorities on account of any withholding tax obligations, and the Company or Designated Affiliate, as applicable, shall deliver any remaining cash payable, after making any such remittance, to the Participant (or to the legal representative of the Participant, if applicable) as soon as reasonably practicable. In the event that the cash portion payable to settle a Participant's RSUs in the foregoing circumstances is not sufficient to satisfy the withholding obligations of the Company or a Designated Affiliate pursuant to Section 5.01, the Company or Designated Affiliate, as applicable, shall be entitled to satisfy any remaining withholding obligation by any other mechanism as may be required or determined by the Company or Designated Affiliate as appropriate.

(d) Notwithstanding any other provision in this Article Four, no payment, whether in cash or in Common Shares,

shall be made in respect of the settlement of any RSUs later than December 15th of the third (3rd) calendar year following the end of the calendar year in respect of which such RSU is granted (the "**RSU Outside Expiry Date**").

Section 4.06 **Determination of Amounts**

(a) The cash payment obligation arising in respect of the redemption and settlement of a vested RSU pursuant to Section 4.05 shall be equal to the Market Value of a Common Share as of the applicable Redemption Date. For the avoidance of doubt, the aggregate cash amount to be paid to a Participant (or the legal representative of the Participant, if applicable) in respect of a particular redemption of the Participant's vested RSUs shall, subject to any adjustments in accordance with Section 6.07 and any withholding required pursuant to Section 5.01, be equal to the Market Value of a Common Share as of the Redemption Date for such vested RSUs multiplied by the number of vested RSUs in the Participant's Account at the commencement of the Redemption Date (after deducting any such vested RSUs in the Participant's Account in respect of which the Company (or applicable Designated Affiliate) makes an election under Section 4.05(b) to settle such vested RSUs in Common Shares).

(b) If the Company (or applicable Designated Affiliate) elects in accordance with Section 4.05(b) to settle all or a portion of the cash payment obligation arising in respect of the redemption of a Participant's vested RSUs by the issuance of Common Shares, the Company shall, subject to any adjustments in accordance with Section 6.07 and any withholding required pursuant to Section 5.01, issue to the Participant (or the legal representative of the Participant, if applicable), for each vested RSU which the Company (or applicable Designated Affiliate) elects to settle in Common Shares, one Common Share. Where, as a result of any adjustment in accordance with Section 6.07 and/or any withholding required pursuant to Section 5.01, the aggregate number of Common Shares to be received by a Participant upon an election by the Company (or applicable Designated Affiliate) to settle all or a portion of the Participant's vested RSUs in Common Shares includes a fractional Common Share, the aggregate number of Common Shares to be received by the Participant shall be rounded down to the nearest whole number of Common Shares.

Section 4.07 **Award of Dividend Equivalents**

(a) Dividend Equivalents may, as determined by the Committee in its sole discretion, be awarded as a bonus for services rendered in the year awarded in respect of unvested RSUs in a Participant's Account on the same basis as cash dividends declared and paid on Common Shares as if the Participant was a shareholder of record of Common Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant's Account in additional RSUs, the number of which shall be equal to a fraction where the numerator is the product of (a) the number of RSUs in such Participant's Account on the date that dividends are paid multiplied by (b) the dividend paid per Common Share and the denominator of which is the Market Value of a Common Share calculated as of the date that dividends are paid. Any additional RSUs credited to a Participant's Account as a Dividend Equivalent shall be subject to the same terms and conditions (including vesting, Restriction Periods and expiry) as the RSUs in respect of which such additional RSUs are credited.

(b) In the event that the Participant's applicable RSUs do not vest, all Dividend Equivalents, if any, associated with such RSUs will be forfeited by the Participant.

(c) Notwithstanding the foregoing, the aggregate number of RSUs to be credited in respect of the payment of a Dividend Equivalent must not, together with all outstanding Awards, exceed the Plan maximum set out in Section 2.07. The issuance of any RSUs under this Section 4.07 that, together with all outstanding Awards, exceed the Plan maximum set out in Section 2.7 shall be satisfied by the payment of cash to the Participant by the Company.

Section 4.08 **Effect of Death**. If a Participant shall die, any unvested RSUs in the Participant's Account as at the date of such death relating to a Restriction Period in progress shall become immediately forfeited and cancelled. For greater certainty, where a Participant's employment or service relationship with the Company or a Designated Affiliate is terminated as a result of death following the satisfaction of all vesting conditions in respect of particular RSUs but

before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment. Notwithstanding the foregoing, if the Committee, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested RSUs, the date of such action is the Vesting Date. All vested RSUs shall continue to be subject to the Plan and exercisable for a period of 12 months following the Termination (as defined herein), provided that any RSUs that have not been exercised withing 12 months after the Termination (as defined herein) shall automatically and immediately expire and be forfeited on such date.

Section 4.09 **Effect of Termination of Engagement**. If a Participant shall:

(a) cease to be a Director or of a Designated Affiliate, as the case may be (and is not or does not continue to be an employee thereof), for any reason (other than death); or
(b) cease to be employed by, or provide services to, the Company or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Company or the Designated Affiliates, for any reason (other than death) or shall receive notice from the Company or any Designated Affiliate of the termination of their Employment Contract;

(the earliest to occur of any of the foregoing events being referred to herein as a "**Termination**"), the Participant's participation in the Plan shall be terminated immediately, all RSUs credited to such Participant's Account that have not vested shall be forfeited and cancelled, and the Participant's rights that relate to such Participant's unvested RSUs shall be forfeited and cancelled, within a reasonable period, not exceeding 12 months, following the Termination Date. Notwithstanding the foregoing, if the Committee, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested RSUs, the date of such action is the Vesting Date.

ARTICLE FIVE

WITHHOLDING TAXES AND SECURITIES LAWS OF THE UNITED STATES OF AMERICA

Section 5.01 **Withholding Taxes**. The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award or Common Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise or settlement, as applicable, of any Award, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or the Designated Affiliate is required to withhold with respect to such taxes.

Section 5.02 **Securities Laws of the United States of America**. Neither the Awards which may be granted pursuant to this Plan nor the Common Shares which may be issued pursuant to the exercise or settlement, as applicable, of any Awards have been registered under the *United States Securities Act of 1933*, as amended (the "**U.S. Securities Act**"), or under any securities law of any state of the United States of America. Accordingly, any Participant who is issued Common Shares or granted an Award in a transaction which is subject to the U.S. Securities Act or the securities laws of any state of the United States of America may be required to represent, warrant, acknowledge and agree that:

(a) the Participant is acquiring the Award and/or any Common Shares as principal and for the account of the Participant;
(b) in granting the Award and/or issuing the Common Shares to the Participant, the Company is relying on the representations and warranties of the Participant to support the conclusion of the Company that the granting of the Award and/or the issue of Common Shares do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States of America;

(c) each certificate representing Common Shares so issued may be required to have the following legend:

> "THE SECURITIES REPRESENTED HEREBY AND ANY SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS,

AND THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR 144A UNDER THE U.S. SECURITIES ACT, IF APPLICABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY (WHICH WILL BE DELIVERED PROMPTLY AND WILL NOT BE UNREASONABLY WITHHELD, BUT WHICH MAY BE CONDITIONAL ON DELIVERY OF A LEGAL OPINION IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY), PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT "GOOD DELIVERY" OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE. A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY IN CONNECTION WITH A SALE OF THE SECURITIES REPRESENTED HEREBY AT A TIME WHEN THE COMPANY IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that if such Common Shares are being sold outside the United States of America in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and provided that the Company is a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act at the time of such sale, such legend may be removed by providing a written declaration signed by the holder to the registrar and transfer agent for the Common Shares to the following effect:

"The undersigned (A) represents and warrants that the sale of the securities of Cell Nutrition Corp. (the "Company") to which this declaration relates is being made in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not an affiliate of the Company as that term is defined in the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside of the United States, or the undersigned and any person acting on its behalf reasonably believe that the buyer was outside the United States or (B) the transaction was executed on or through the facilities of a Designated Offshore Securities Market and neither the undersigned nor any person acting on behalf thereof knows or has any reason to believe that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer; and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.";

(d) other than as contemplated by Section 5.02(c) hereof, prior to making any disposition of any Common Shares acquired pursuant to this Plan which might be subject to the requirements of the U.S. Securities Act, the Participant shall give written notice to the Company describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Company to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States of America is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;

(e) other than as contemplated by Section 5.02(c) hereof, the Participant will not attempt to effect any disposition

of the Common Shares owned by the Participant and acquired pursuant to this Plan or of any interest therein which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for the Company that such disposition would not constitute a violation of the U.S. Securities Act and then will only dispose of such Common Shares in the manner so proposed;

(f) the Company may place a notation on the records of the Company to the effect that none of the Common Shares acquired by the Participant pursuant to this Plan shall be transferred unless the provisions of the Plan have been complied with; and

(g) the effect of these restrictions on the disposition of the Common Shares acquired by the Participant pursuant to this Plan is such that the Participant may not be able to sell or otherwise dispose of such Common Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act other than as contemplated by Section 5.02(c) hereof.

ARTICLE SIX

GENERAL

Section 6.01 **Effective Time of this Plan**. This Plan shall become effective upon a date to be determined by the Directors.

Section 6.02 **Amendment of Plan**. The Committee shall have the right:

(a) without the approval of the shareholders of the Company, subject to Section 6.02(b) of the Plan, to make any amendments to the Plan, including but not limited to the following amendments:

  (i) any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correcting grammatical or typographical errors and amending the definitions contained within the Plan;

  (ii) any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Company is subject, including the Stock Exchange, or to otherwise comply with any applicable law or regulation;

  (iii) other than changes to the expiration date and the exercise price of any Award as described in Section 6.02(b)(iii) and Section 6.02(b)(iv) of this Plan, any amendment, with the consent of the Participant, to the terms of any Award previously granted to such Participant under the Plan;

  (iv) any amendment to the provisions concerning the effect of the termination of a Participant's position, employment or services on such Participant's status under the Plan;

  (v) any amendment to the categories of persons who are Participants; and

  (vi) any amendment respecting the administration or implementation of the Plan;

(b) with the approval of the shareholders of the Company by ordinary resolution, including if required by the applicable Stock Exchange, disinterested shareholder approval, to make any amendment to the Plan not contemplated by Section 6.02(a) of the Plan, including, but not limited to:

  (i) any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum percentage or number of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number of Common Shares or vice versa, other than an adjustment pursuant to Section 6.07 of the Plan;

(ii) any amendment which reduces the exercise price of any Award, other than an adjustment pursuant to Section 6.07 of the Plan; provided, however, that, for greater certainty, disinterested shareholder approval will be required for any amendment which reduces the exercise price of any Option if the Participant is an Insider of the Corporation at the time of the proposed amendment;

(iii) any amendment which extends the expiry date of an Award, or the Restriction Period of any RSU beyond the original expiry date or Restriction Period, except in the event of an extension due to a Blackout Period;

(iv) any amendment which cancels any Award and replaces such Award with an Award which has a lower exercise price or other entitlement, other than an adjustment pursuant to Section 6.07 of the Plan,

(v) any amendment which would permit Awards to be transferred or assigned by any Participant other than as allowed by Section 6.03 of the Plan, and

(vi) any amendments to this Section 6.02 of the Plan.

Notwithstanding the foregoing, any amendment to the Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Stock Exchange.

Section 6.03 **Non-Assignable**. No rights under this Plan and no Award awarded pursuant to this Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 6.04 **Rights as a Shareholder**. No Participant shall have any rights as a shareholder of the Company with respect to any Common Shares which are the subject of an Award. Except as otherwise provided in this Plan, no Participant shall be entitled to receive any dividends, distributions or other rights declared for shareholders of the Company for which the record date is prior to the date of issue of certificates representing Common Shares acquired upon the exercise or settlement, as applicable, of any Awards.

Section 6.05 **No Contract of Employment**. Nothing contained in this Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Company or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Company or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in any of this Plan by a Participant shall be voluntary.

Section 6.06 **Consolidation, Merger, etc**. If there is a consolidation, merger or statutory amalgamation or arrangement of the Company with or into another corporation, a separation of the business of the Company into two or more entities or a sale, lease exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to another entity, upon the exercise or settlement, as applicable, of an Award under this Plan the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had been the holder of Common Shares immediately prior to the effective time of such event, unless the Committee otherwise determines appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such event.

Section 2.09 Section 6.07 **Adjustment in Number of Common Shares Subject to the Plan**. In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a) the number of Common Shares available under this Plan;

(b) the number of Common Shares subject to any Award;

(c) the exercise price of the Common Shares subject to Awards; and

(d) the number of Common Shares or cash payment to which the Participant is entitled upon exercise or settlement of such Award.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

Section 2.10 Section 6.08 **Securities Exchange Take-over Bid**. In the event that the Company becomes the subject of a take-over bid (within the meaning of the Securities Act) as a result of which all of the outstanding Common Shares are acquired by the offeror through compulsory acquisition provisions of the incorporating statute or otherwise, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all Participants requiring them to surrender their Awards within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Awards on the tenth day after the mailing of such notice without further formality, provided that:

(a) the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement awards to the Participants on the equity securities offered as consideration;

(b) the Committee has determined, in good faith, that such replacement awards have substantially the same economic value as the Awards being surrendered; and

(c) the surrender of Awards and the granting of replacement awards can be effected on a tax free rollover basis or otherwise without adverse tax consequences under the ITA.

Section 6.09 **No Representation or Warranty**. The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of this Plan.

Section 6.10 **Compliance with Applicable Law**. If any provision of this Plan or any Award contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction over the securities of the Company, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 6.11 **Necessary Approvals**. The obligation of the Company to issue and deliver any Common Shares in accordance with this Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Company. If any Common Shares cannot be issued to any Participant upon the exercise or settlement, as applicable, of an Award for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any exercise price paid to the Company in respect of the exercise or settlement, as applicable, of such Award shall be returned to the Participant.

Section 6.12 **Conflict**. To the extent there is any inconsistency or ambiguity between this Plan and any Employment Contract, the terms of such Employment Contract shall govern to the extent of such inconsistency or ambiguity, subject only to compliance with applicable law and Stock Exchange policy.

Section 6.13 **Interpretation**. This Plan shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia.

APPENDIX "2"
AUDIT COMMITTEE CHARTER

CELLY NUTRITION CORP.
(the "Corporation")
CHARTER OF THE AUDIT COMMITTEE

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "**Committee**") of the Board of Directors (the "**Board**") of the Corporation is to provide an open avenue of communication between management, the Corporation's external auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Corporation's financial reporting and disclosure practices;

- the Corporation's compliance with legal and regulatory requirements related to financial reporting; and

- the independence and performance of the Corporation's external auditor.

The Committee shall also perform any other activities consistent with this Charter, the Corporation's articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Corporation or of an affiliate of the Corporation. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Corporation's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with international financial reporting standards ("**IFRS**"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditor's responsibility is to audit the Corporation's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with IFRS.

The Committee is responsible for recommending to the Board the external auditor to be nominated for the purpose of auditing the Corporation's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, and for reviewing and recommending the compensation of the external auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the external auditor. The external auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Corporation's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the external auditor the adequacy and effectiveness of the Corporation's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the external auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Corporation's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Corporation, including consideration of the external auditor's judgment about the quality and appropriateness of the Corporation's accounting policies. This review may include discussions with the external auditor without the presence of management.

8. Review with management and the external auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Corporation by the external auditor.

10. Monitor the independence of the external auditor by reviewing all relationships between the external auditor and the Corporation and all non-audit work performed for the Corporation by the external auditor.

11. Establish and review the Corporation's procedures for the:

    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Corporation.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting issuer pursuant to National Instrument 52-110, the *Business Corporations Act (British Columbia)* and the articles of the Corporation.

SCHEDULE "H"
FINANCIAL STATEMENTS OF CELLY NU & MD&A

1319741 B.C. Ltd.

Financial Statements

(Expressed in Canadian Dollars)

For the period from incorporation (August 13, 2021) to July 31, 2022

Stern & Lovrics LLP
Chartered Professional Accountants

Samuel V. Stern, BA, CPA, CA
George G. Lovrics, BComm, CPA, CA

Nazli Dewji, BA, CPA, CMA

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of 1319741 B.C. Ltd.

Opinion

We have audited the financial statements of 1319741 B.C. Ltd. (the "Company"), which comprise the statement of financial position as at July 31, 2022, and the statements of loss and comprehensive loss, changes in shareholders equity and cash flows for the period from incorporation (August 13, 2021) to July 31, 2022, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2022, and its financial performance and its cash flows for the period then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes certain conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Other Information

Management is responsible for the other information. The other information comprises the Management Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

1210 Sheppard Avenue East, Suite 302, Toronto, Ontario M2K 1E3 Tel: (416) 499-8848 Fax: (416) 491-5301

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to

cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is George G. Lovrics.

Stern & Lovrics LLP

Toronto, Ontario
December 1, 2022

Chartered Professional Accountants
Licensed Public Accountants

1319741 B.C. LTD.
Statement of Financial Position
(Expressed in Canadian dollars)

As at		July 31, 2022
Assets		
Current Assets		
Cash	$	-
Loans receivable (Note 5)		27,918
Total Assets	$	27,918
Liabilities and Shareholders' Equity		
Current Liabilities		
Accrued liabilities		79,848
Loans payable (Note 4)		54,729
Total Current Liabilities		134,577
Shareholders' Equity (Deficit)		
Share capital (Note 6)	$	576
Deficit		(107,235)
		(106,659)
Total Liabilities and Shareholders' Equity	$	27,918

Nature of operations and going concern (Note 1)

Approved on Behalf of the Board on December 1, 2022:

"Binyomin Posen"
Binyomin Posen – CEO/Director

"Cole Duthie"
Cole Duthie - Director

The accompanying notes are an integral part of these financial statements.

1319741 B.C. LTD.

Statement of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

	Period from incorporation (Aug 13, 2021) to July 31, 2022
Professional fees	$ 9,223
Legal expenses	93,064
Filing expenses	4,948
	$ (107,235)
Net loss and comprehensive loss for the period	**$ (107,235)**
Weighted average number of shares outstanding - Basic and diluted	27
Basic and diluted loss per share	$ (3,972)

The accompanying notes are an integral part of these financial statements.

1319741 B.C. LTD.

Statement of Changes in Shareholders Equity

(Expressed in Canadian dollars)

	Share Capital				Total Shareholders' Equity
	Common shares	Reorganization shares (Class 1-7)	Amount	Deficit	
Balance, August 13, 2021	-	-	$ -	$ -	$ -
Shares issued during the period (Note 6)	36	-	35,576	-	35,576
Redemption of old common shares	(36)	-	(35,576)	-	(35,576)
Issue of new common shares	36	-	576	-	576
Issue of reorganization shares	-	36	35,000	-	35,000
Redemption of reorganization shares	-	(36)	(35,000)	-	(35,000)
Loss for the period	-	-	-	(107,235)	(107,235)
Balance, July 31, 2022	36	-	$ 576	$ (107,235)	$ (106,659)

The accompanying notes are an integral part of these financial statements.

1319741 B.C. LTD.
Statement of Cash flows
(Expressed in Canadian dollars)

		Period from incorporation (August 13, 2021) to July 31, 2022
Cash (used for) provided by:		
Operating Activities		
Loss for the period	$	(107,235)
Items not involving cash:		
Changes in non-cash working capital items:		
Accrued liabilities		79,848
Net cash used in operations		27,387
Financing Activities		
Common shares issued		35,576
Loans payable (Note 4)		54,729
Loans receivable (Note 5)		(27,918)
Redemption of common shares		(35,000)
Net cash from financing activities		(27,387)
Change in cash for the period	$	-
Cash, beginning of the period		-
Cash, end of the period	$	-

The accompanying notes are an integral part of these financial statements.

(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

1319741 BC Ltd. (the "**Company**" or "**741**") was incorporated under the British Columbia Business Corporations Act on August 13, 2021. The head office is located at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9 and records and registered office is located at 1000 – 595 Burrard Street, Vancouver, British Columbia, V7X 1S8.

On October 21, 2021, Rio Verde Industries Inc. ("**Rio Verde**") received a final order (the "**Final Order**") from the Supreme Court of British Columbia approving the previously announced statutory plan of arrangement with its wholly-owned subsidiaries, 1319472 B.C. Ltd., 1319651 B.C. Ltd., 1319732 B.C. Ltd., 1319735 B.C. Ltd., 1319738 B.C. Ltd., 1319741 B.C. Ltd., and 1319743 B.C. Ltd. (the "**Plan of Arrangement**"). Receipt of the Final Order follows Rio Verde's special meeting of shareholders held on Monday, October 4, 2021 (the "**Meeting**"), where the Plan of Arrangement was overwhelmingly approved by a total of 23,532,011 common shares in the capital of Rio Verde ("**Rio Verde Shares**") having voted in favour representing 98.5% of the total number of Rio Verde Shares represented in person and by proxy at the Meeting.

The Plan of Arrangement closed on October 20, 2021.

Pursuant to the Plan of Arrangement, the shareholders of Rio Verde now hold common shares in the following former subsidiaries of Rio Verde: 1319472 B.C. Ltd., 1319651 B.C. Ltd., 1319732 B.C. Ltd., 1319735 B.C. Ltd., 1319738 B.C. Ltd., 1319741 B.C. Ltd., and 1319743 B.C. Ltd. (collectively referred to as the "**Spincos**") Each of the Spincos is now an unlisted reporting issuer in the provinces of British Columbia and Alberta. Shareholders of Rio Verde continue to hold their interest in Rio Verde.

Pursuant to the terms of the Plan of Arrangement: i) Rio Verde altered its share capital to create the additional classes of common shares (the "**New Common Shares**") and Reorganization Shares (as defined below); (ii) each of the Rio Verde Shares was exchanged for one New Common Share, one Class 1 Reorganization Share, one Class 2 Reorganization Share, one Class 3 Reorganization Share, one Class 4 Reorganization Share, one Class 5 Reorganization Share, one Class 6 Reorganization Share and one Class 7 Reorganization Share of Rio Verde (collectively referred to as the "**Reorganization Shares**"), and all of the Rio Verde Shares outstanding prior to the Plan of Arrangement were cancelled; iii) one class of the Reorganization Shares were transferred to each Spinco in exchange for common shares of each Spinco on a 1:1 basis and Rio Verde redeemed all Reorganization Shares through the transfer to each Spinco $5,000 of working capital; and iv) the Rio Verde altered its share capital so that only the New Common Shares remain, were redesignated as "common shares" and deemed to be represented by the same certificate as the previously issued and outstanding Rio Verde Shares.

The Company is investigating and evaluating business opportunities to either acquire or in which to participate.

(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN (continued)

On March 28, 2022, the Company announced that the Company completed its previously announced plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). Shareholders of 741 now hold common shares in the following former subsidiaries of 741: 1344340 BC Ltd., 1344341 BC Ltd., 1344342 BC Ltd., 1344343 BC Ltd., 1344344 BC Ltd., 1344345 BC Ltd., and 1344346 BC Ltd. (collectively referred to as the "Spincos"). Each of the Spincos is now an unlisted reporting issuer in the provinces of British Columbia and Alberta. Shareholders of 741 continue to hold their interest in 741.

On January 21, 2022, the Company closed a non-brokered private placement raising aggregate gross proceeds of $30,576 through the issuance of 26 common shares in the capital of the Company (the "Common Shares") at a price of $1,176 per share.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At July 31, 2022, the Company had no sources of revenue and an accumulated deficit of $107,235. At July 31, 2022, the Company had cash of $Nil and working capital deficit of $106,659. These conditions raise material uncertainties which may cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day-to-day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Continuing business as a going concern is dependent upon the ability of the Company to obtain additional debt or equity financing, both of which are uncertain. These material uncertainties may cast significant doubt on the Company's ability to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or results of operations at this time.

2. BASIS OF PRESENTATION

Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") which include international accounting standards and interpretations ("IFRIC") as issued by the International Accounting Standards Board ("IASB").

These financial statements have been prepared on a historical cost basis, except for cash which is classified at fair value through profit and loss. In addition, these financial statements are presented in Canadian dollars, which is also the Company's functional currency.

These financial statements for the year ended July 31, 2022 was authorized by the Board of Directors for issuance on December 1, 2022.

Basis of consolidation

The Company's financial statements in the 2022 fiscal year included the accounts of the Company and its subsidiaries. The subsidiaries were incorporated and redeemed in the 2022 fiscal year. The subsidiaries were entities controlled by the Company, where control was achieved by the Company being exposed to, or having rights to, variable returns from its involvement with the entities and having the ability to affect those returns through its power over the entities. On March 28, 2022, the subsidiaries were deconsolidated following approval of Plan of Arrangement.

On March 28, 2022, the subsidiaries were deconsolidated following approval of plan of arrangement.

Entity	Location	Functional currency	Ownership %	Ownership date	Deconsolidation date
1344340	Canada	Canadian Dollar	100%	October 20, 2021	March 28, 2022
1344341	Canada	Canadian Dollar	100%	October 20, 2021	March 28, 2022
1344342	Canada	Canadian Dollar	100%	October 20, 2021	March 28, 2022
1344343	Canada	Canadian Dollar	100%	October 20, 2021	March 28, 2022
1344344	Canada	Canadian Dollar	100%	October 20, 2021	March 28, 2022
1344345	Canada	Canadian Dollar	100%	October 20, 2021	March 28, 2022
1344346	Canada	Canadian Dollar	100%	October 20, 2021	March 28, 2022

3. SIGNIFICANT ACCOUNTING POLICIES

These financial statements of the Company have been prepared on the historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the financial statements have been prepared using the accrual basis of accounting, except for the statements of cash flows.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Significant Judgments

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

a. Deferred income taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred income and resource tax assets.

Significant Estimates

a. Going concern

Management assessment of going concern and uncertainties of the Company's ability to raise additional capital and/or obtain financing to meet its commitments.

Cash

Cash is comprised of cash on hand and demand deposits.

Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reported period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the assets or liability either directly or indirectly; and
Level 3	Inputs that are not based on observable market data.

The measurement of the Company's financial instruments is disclosed in Note 9 to these financial statements. Any financial instrument that is valued using level 2 or 3 inputs will involve estimation uncertainty.

Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI") or at amortized cost. The determination of the classification of financial assets is made at initial recognition. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL; for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

The Company's accounting policy for each of the categories is as follows:

Financial assets at FVTPL: Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statement of (loss) income in the period.

Financial assets at FVTOCI: Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) in which they arise.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets at amortized cost: A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Impairment of financial assets at amortized cost: The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

The following table shows the classification of the Company's financial instruments:

Financial asset Classification	
Cash	Amortized cost
Accounts payable and accrued liabilities	Amortized cost

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued are recorded at the proceeds received, net of direct issue costs.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized in respect of temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets and liabilities that affect neither accounting nor taxable loss to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

(Expressed in Canadian dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

IFRS pronouncements not yet implemented

Certain new IFRS standards and interpretations have been issued but are not shown as they are not expected to have a material impact on the Company's financial statements.

4. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company has identified its directors and certain senior officers as its key management personnel and the compensation costs for key management personnel and companies related to them are recorded at their exchange amounts as agreed upon by transacting parties.

On October 20, 2021, Shimcity Inc. ("**Shimcity**"), a corporation controlled by the former director of the Company, and 2657456 Ontario Inc. ("**265**"), a corporation controlled by the former director of the Company (collectively, the "**Acquirors**") acquired an aggregate of 10 Common Shares.

On January 21, 2022, pursuant to a private placement, both Shimcity and 265 acquired 13 Common Shares each.

Included in loans payable is an amount of $41,229 due to 265 and $13,500 due to Shimcity. These loans bear no interest, are due on demand and have no stated terms of repayment.

5. LOANS RECEIVABLE

The loans receivable from Spinco's of the Company bear no interest, are due on demand and have no stated terms of repayment.

(Expressed in Canadian dollars)

6. SHARE CAPITAL

(a) Authorized

- Unlimited number of common and preferred shares without par value. The original common shares were redeemed in the current year and new common shares were issued on a 1:1 basis.
- Unlimited Class 1, Class 2, Class 3, Class 4, Class 5, Class 6 and Class 7 Reorganization shares specifically used in the reorganization under the plan of arrangement.

(b) Issued and outstanding

As at July 31, 2022, the Company had the following common shares issued and outstanding.

	Number of Shares	Amount ($)
Shares issued – August 13, 2021	-	-
Shares issued – October 20, 2021[1]	10	5,000
Shares issued – January 21, 2022 [2]	26	30,576
Redemption of old common shares	(36)	(35,576)
Issue of new common shares	36	576
Issue of reorganization shares[3]	36	35,000
Redemption of reorganization shares[3]	(36)	(35,000)
Balance, July 31, 2022	**36**	**576**

(1) Pursuant to the terms of the Plan of Arrangement effective on October 20, 2021 each of the Rio Verde Shares was exchanged for one New Common Share and seven new classes of Reorganization Shares. The Reorganization Shares were then transferred by the shareholders of Rio Verde, including the Acquirors, to each of the Spincos in exchange for common shares of the Spincos on a 1:1 basis. In addition, each of the Spincos received $5,000 in working capital from Rio Verde.

(2) On January 21, 2022, the Company closed a non-brokered private placement raising aggregate gross proceeds of $30,576 through the issuance of 26 common shares (post consolidation shares) in the capital of the Company at a price of $1,176 per share.

On January 27, 2022 the Company completed a share consolidation (the "Consolidation") of its common shares by exchanging one (1) new post-Consolidation Share for every three million two hundred sixty-seven thousand nine hundred and seventy-three (3,267,973) pre-Consolidation Shares as authorized by a resolution passed by the board of directors of the Company effective January 27, 2022 in accordance to the Company's Articles of Incorporation.

(Expressed in Canadian dollars)

6. SHARE CAPITAL (continued)

(3) On March 28, 2022, the Company completed a plan of arrangement where the existing common shares were redeemed and exchanged for new common shares and Class 1, Class 2, Class 3, Class 4, Class 5, Class 6 and Class 7 reorganization shares. The purpose of the reorganization was to restructure the Company by creating seven companies that are reporting issuers in the province of British Columbia and Alberta. These seven companies were then transferred out to the existing shareholders through redemption of the reorganization shares above.

7. BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the period ended July 31, 2022 was based on the loss attributable to common shareholders of $107,235 for the period from incorporation (August 13, 2021) to July 31, 2022.

8. MANAGEMENT OF CAPITAL

Capital is comprised of the Company's shareholders' equity (deficiency) and any debt that it may issue. The Company's objectives when managing capital are to maintain financial strength and to protect its ability to meet its ongoing liabilities, to continue as a going concern, to maintain credit worthiness and to maximize returns for shareholders over the long term. Protecting the ability to pay current and future liabilities includes maintaining capital above minimum regulatory levels, current financial strength rating requirements and internally determined capital guidelines and calculated risk management levels.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers its capital to be shareholders deficiency, comprising common shares and deficit which at July 31, 2022 totalled a deficiency of $107,235. As at July 31, 2022, the Company is not subject to any externally imposed capital requirements.

9. FINANCIAL INSTRUMENTS

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

9. FINANCIAL INSTRUMENTS (continued)

Market Risk

Market risk is the risk that the fair value or future cash flows from a financial instrument will fluctuate because of changes in market prices or prevailing conditions. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk and are disclosed as follows:

i. Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds no financial instruments that are denominated in a currency other than Canadian dollars. As at July 31, 2022, the Company is not exposed to currency risk.

ii. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market risk. The Company's sensitivity to interest rates relative to its cash balances is currently immaterial. The Company also has no long-term debt with variable interest rates, so it has no negative exposure to changes in the market interest rate.

iii. Price rate risk

The Company is exposed to price rate risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Management closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Given the Company's limited market exposure at this time it has assessed there to be a low level of price rate risk.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits the exposure to credit risk by only investing its cash with high-credit quality financial institutions. Management believes that the credit risk related to its cash is negligible.

(Expressed in Canadian dollars)

9. FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. At July 31, 2022, the Company has limited sources of revenue and has a cash balance of $Nil to settle current liabilities of $134,577. As such, the Company has insufficient cash to fund corporate overhead costs and the repayment of the Company's debt obligations for the next year.

Until such time as the Company's investments increase in value or begin generating significant dividend income, the Company will remain dependent upon the financial support of its shareholders and debt holders or the sale of investments. If the Company is unable to finance itself through these means, it is possible that the Company will be unable to continue as a going concern.

Additionally, the Company likely has insufficient funds from which to finance any identified business acquisition and as such will require additional financing to accomplish the Company's long-term strategic objectives. Future funding may be obtained by means of issuing share capital and/or debt financing. There can be no certainty of the Company's ability to raise additional financing through these means. If the Company is unable to continue to finance itself through these means, it is possible that the Company will be unable to continue as a going concern.

Consequently, the Company is exposed to liquidity risk as at July 31, 2022.

Fair Value Risk

When participating in investment activities, the Company may incur losses if it is unable to resell the securities it has purchased or if it is forced to liquidate its holdings at less than their respective carrying values. All of the Company's investments are carried on a FVTPL basis and are recorded at their fair value. As such, changes in fair value affect earnings as they occur.

10. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the combined statutory Canadian federal and provincial income tax rate of 26.5%:

	2022
Net loss before income taxes	(107,235)
Expected income tax recovery at statutory rates	28,417
Change in unrecognized deferred tax assets	(28,417)
Income tax expense (recovery)	-

10. INCOME TAXES (continued)

Significant components of the Company's deferred tax assets not recognized are shown below:

	2022
Non capital losses carried forward	(107,235)

Deferred tax assets have not been recognized in respect of the non-capital losses carried forward as it is not probable that future taxable profit will be available against which the Company can use the benefits.

These losses which may reduce taxable income in future years, expire in 2042.

1319741 B.C. LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE PERIOD FROM INCORPORATION (AUGUST 13, 2021) TO JULY 31, 2022

DESCRIPTION OF BUSINESS AND OVERVIEW OF OPERATIONS AND FINANCIAL CONDITION

The following management's discussion and analysis, prepared as of December 1, 2022 and should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes for the period from incorporation (August 13, 2021) to July 31, 2022, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the reporting year ended July 31, 2022. All amounts are stated in Canadian dollars unless otherwise indicated.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day-to-day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern. Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from the Company's expectations. The Company assumes no obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

1319741 B.C. Ltd. (the "Company") was incorporated under the British Columbia Business Corporations Act on August 13, 2021. The head office is located at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9 and records and registered office is located at 1000 – 595 Burrard Street, Vancouver, British Columbia, V7X 1S8.

On October 21, 2021, Rio Verde Industries Inc. ("Rio Verde") announced that the Company received a final order (the "Final Order") from the Supreme Court of British Columbia approving the previously announced statutory plan of arrangement with its wholly-owned subsidiaries, 1319472 B.C. Ltd., 1319651 B.C. Ltd., 1319732 B.C. Ltd., 1319735 B.C. Ltd., 1319738 B.C. Ltd., 1319741 B.C. Ltd., and 1319743 B.C. Ltd. (the "Plan of Arrangement"). Receipt of the Final Order follows Rio Verde's special meeting of shareholders held on Monday, October 4, 2021 (the "Meeting"), where the Plan of Arrangement was overwhelmingly approved by a total of 23,532,011 common shares in the capital of Rio Verde ("Rio Verde Shares") having voted in favour representing 98.5% of the total number of Rio Verde Shares represented in person and by proxy at the Meeting.

The Plan of Arrangement closed on October 20, 2021.

Pursuant to the Plan of Arrangement, the shareholders of Rio Verde now hold common shares in the following former subsidiaries of Rio Verde: 1319472 B.C. Ltd., 1319651 B.C. Ltd., 1319732 B.C. Ltd., 1319735 B.C. Ltd., 1319738 B.C. Ltd., 1319741 B.C. Ltd., and 1319743 B.C. Ltd. (collectively referred to as the "Spincos") Each of the Spincos is now an unlisted reporting issuer in the provinces of British Columbia and Alberta. Shareholders of Rio Verde continue to hold their interest in Rio Verde.

Pursuant to the terms of the Plan of Arrangement: i) Rio Verde altered its share capital to create the additional classes of common shares (the "New Common Shares") and Reorganization Shares (as defined below); (ii) each of the Rio Verde Shares was exchanged for one New Common Share, one Class 1 Reorganization Share, one Class 2 Reorganization Share, one Class 3 Reorganization Share, one Class 4 Reorganization Share, one Class 5 Reorganization Share, one Class 6 Reorganization Share and one Class 7 Reorganization Share of Rio Verde (collectively referred to as the "Reorganization Shares"), and all of the Rio Verde Shares outstanding prior to the Plan of Arrangement were cancelled; iii) one class of the Reorganization Shares were transferred to each Spinco in exchange for common shares of each Spinco on a 1:1 basis and Rio Verde redeemed all Reorganization Shares through the transfer to each Spinco $5,000 of working capital; and iv) the Rio Verde altered its share capital so that only the New Common Shares remain, were redesignated as "common shares" and deemed to be represented by the same certificate as the previously issued and outstanding Rio Verde Shares.

The Company is investigating and evaluating business opportunities to either acquire or in which to participate.

On March 28, 2022, the Company announced that the Company completed its previously announced plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). Shareholders of 741 now hold common shares in the following former subsidiaries of 741: 1344340 BC Ltd., 1344341 BC Ltd., 1344342 BC Ltd., 1344343 BC Ltd., 1344344 BC Ltd., 1344345 BC Ltd., and 1344346 BC Ltd. (collectively referred to as the "Spincos"). Each of the Spincos is now an unlisted reporting issuer in the provinces of British Columbia and Alberta. Shareholders of 741 continue to hold their interest in 741.

On January 21, 2022, the Company closed a non-brokered private placement raising aggregate gross proceeds of $30,576 through the issuance of 26 common shares in the capital of the Company (the "Common Shares") at a price of $1,176 per share.

On December 13, 2021, the Company announced the appointment to the board of directors three new directors, being Binyomin Posen, Cole Duthie and Jack Wortzman, and the resignation of two directors, being Shimmy Posen and Grant Duthie. Effective December 8, 2021, Binyomin Posen has been also appointed as Chief Executive Officer and Chief Financial Officer of the Company.

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At July 31, 2022, the Company had no sources of revenue and an accumulated deficit of $107,235. At July 31, 2022, the Company had cash of $Nil and working capital deficiency of $106,659. These conditions raise material uncertainties which may cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day-to-day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Interim MD&A and in certain documents incorporated by reference in this Interim MD&A, constitute forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this Interim MD&A speak only as of the date of (i) this Interim MD&A or (ii) as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this Interim MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

The forward-looking information in this MD&A reflects the current expectations, assumptions or beliefs of the Company based on information currently available to the Company. With respect to forward looking information contained in this MD&A, the Company has made assumptions regarding, among other things, the Company's ability to successfully generate sufficient funds from capital markets to meet its future obligations as and when required, assumptions relating to the Company's critical accounting policies, the Company's business, the Company's ability to pursue potential corporate transactions, the Company's ability to continue to obtain qualified staff and equipment in a timely and cost-efficient manner to meet the Company's demand. Although the Company believes that the assumptions inherent in the forward- looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

This MD&A (See "FINANCIAL INSTRUMENTS AND RISK") contain information on risks, uncertainties and other factors relating to the forward - looking information. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward - looking information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond the Company's control. Accordingly, readers should not place undue reliance on forward - looking information. The Company undertakes no obligation to reissue or update forward looking information as a result of new information or events after the date of this MD&A except as may be required by law. All forward–looking information disclosed in this document is qualified by this cautionary statement.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

During the period from incorporation (August 13, 2021) to July 31, 2022, operating expenses of $107,235 were comprised mainly of professional, legal and filing expenses.

During the period from incorporation (August 13, 2021) to July 31, 2022:

i) Professional fees were $9,223.
ii) Legal fees were $93,064.
iii) Filing expenses were $4,948.

During the quarter ended July 31, 2022:

i) Professional fees were $6,750.
ii) Legal fees were $5,284.

LIQUIDITY AND CAPITAL RESOURCES

The Company's activities have been funded to date through the issuance of common shares.

Pursuant to the terms of the Plan of Arrangement effective on October 20, 2021 each of the Rio Verde Shares was exchanged for one New Common Share and seven new classes of Reorganization Shares. The Reorganization Shares were then transferred by the shareholders of Rio Verde, including the Acquirors, to each of the Spincos in exchange for common shares of the Spincos on a 1:1 basis. In addition, each of the Spincos received $5,000 in working capital from Rio Verde.

On January 21, 2022, the Company closed a non-brokered private placement raising aggregate gross proceeds of $30,576 through the issuance of 26 common shares in the capital of the Company (the "Common Shares") at a price of $1,176 per share.

On January 27, 2022 the Company completed a share consolidation (the "Consolidation") of its common shares by exchanging one (1) new post-Consolidation Share for every three million two hundred sixty-seven thousand nine hundred and seventy-three (3,267,973) pre-Consolidation Shares as authorized by a resolution passed by the board of directors of the Company effective January 27, 2022 in accordance to the Company's Articles of Incorporation.

On March 28, 2022, the Company completed a plan of arrangement where the existing common shares were redeemed and exchanged for new common shares and Class 1, Class 2, Class 3, Class 4, Class 5, Class 6 and Class 7 reorganization shares. The purpose of the reorganization was to restructure the Company by creating seven companies that are reporting issuers in the province of British Columbia and Alberta. These seven companies were then transferred out to the existing shareholders through redemption of the reorganization shares above.

SELECTED FINANCIAL INFORMATION

	For the period from incorporation (Aug 12, 2021 to July 31, 2022
Revenue	$ Nil
Net loss for the year	$ (107,235)
Net loss per common share, basic and diluted	$ (3,972)
Weighted average number of common shares	27
Statement of financial position data:	
Working capital (deficiency)	$ (106,659)
Total assets[1]	$ -

SUMMARY OF QUARTERLY RESULTS

	July 31, 2022	Apr 30, 2022	Jan 31, 2022	Oct 31, 2021
Total assets	$ -	$ 8,190	$ 28,091	$ 5,000
Working capital (deficiency)	(106,659)	(59,625)	7,918	2,526
Shareholders' equity (deficiency)	(106,659)	(59,625)	7,918	2,526
Revenue	-	-	-	-
Operating expenses	(12,034)	(67,543)	(25,184)	(2,474)
Net Gain / (loss)	(12,034)	(67,543)	(25,184)	(2,474)
Basic and diluted loss per share	(334)	(1,876)	(700)	(247)

FINANCIAL INSTRUMENTS AND RISK

The Company's financial instruments consist of cash, accounts payable, accrued liabilities and loans payable. As at July 31, 2022, the carrying value of accounts payable, accrued liabilities and loans payable approximate their fair value due to their short term to maturity. Cash is measured at fair value.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due. As at July 31, 2022, the Company had cash balance of $Nil and current liabilities of $134,577. To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due. All of the Company's financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

Credit risk

The Company's credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal.

Interest rate risk

As of July 31, 2022, the Company has no interest-bearing term deposits.

Currency risk

The Company is not exposed to foreign currency risk.

OUTSTANDING SHARE DATA

As at the date of this report:

a) Authorized: unlimited common shares without par value

b) Issued and outstanding: 36 common shares.

c) Outstanding stock options: At July 31, 2022, there are no outstanding stock options.

d) Outstanding warrants: At July 31, 2022, there are no warrants outstanding.

CAPITAL MANAGEMENT

The Company considers its capital to be the components of shareholders' equity. The Company's objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company's approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company has identified its directors and certain senior officers as its key management personnel and the compensation costs for key management personnel and companies related to them are recorded at their exchange amounts as agreed upon by transacting parties.

On October 20, 2021, Shimcity Inc. ("Shimcity"), a corporation controlled by the former director of the Company, and 2657456 Ontario Inc. ("265"), a corporation controlled by the former director of the Company (collectively, the "Acquirors") acquired an aggregate of 10 Common Shares.

On January 21, 2022, pursuant to a private placement, both Shimcity and 265 acquired 13 Common Shares each.

Included in loans payable is an amount of $41,229 due to 265 and $13,500 due to Shimcity. These loans bear no interest, are due on demand and have no stated terms of repayment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

NEWLY ADOPTED ACCOUNTING POLICIES, FUTURE ACCOUNTING POLICIES AND FINANCIAL INSTRUMENTS

Please refer to Note 2 of the financial statements for the period ended July 31, 2022 posted on www.sedar.com.

PROPOSED TRANSACTIONS

There are no proposed transactions that have not been disclosed herein.

CONTINGENCIES

There are no contingent liabilities.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual reports could differ from management's estimates.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

OTHER MD&A REQUIREMENTS

Additional disclosure of the Company's technical reports, material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In connection with National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109") adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to financial information contained in the unaudited condensed interim financial statements and the audited annual financial statements and respective accompanying Management's Discussion and Analysis. The Venture Issue Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

OTHER MATTER

Novel Coronavirus ("COVID-19")

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

NOTICE TO READER

The Audit Committee, in consultation with management of the Company, has determined that the Company's previously filed unaudited and restated condensed consolidated interim financial statements and management's discussion and analysis for the three and nine months ended April 30, 2023, and for the period from incorporation (August 12, 2021) to April 30, 2022, needed to be amended to correct for various errors and disclosure deficiency.

Details of the changes are fully described in Note 10 and Note 11 to the Amended and Restated Unaudited Condensed Consolidated Interim Financial Statements as filed on SEDAR+ on October 20, 2023.

The previously filed unaudited condensed consolidated financial statements for the financial periods were originally filed by the Company on SEDAR+ on June 29, 2023. Each of the Amended and Restated Unaudited Condensed Consolidated Interim Financial Statements and Revised Management's Discussion and Analysis ("**MD&A**") replaces and supersedes the respective previously filed original unaudited condensed consolidated financial statements and related MD&A. This notice supersedes the previously filed version.

Celly Nutrition Corp. (Formerly 1319741 B.C. Ltd.)

Amended Condensed Interim Financial Statements

(Unaudited)

(Expressed in Canadian Dollars)

For the three and nine months ended April 30, 2023 and for the period from incorporation (August 12, 2021) to April 30, 2022

Celly Nutrition Corp. (Formerly 1319741 B.C. LTD.)
Amended Condensed Interim Statements of Financial Position
(Unaudited)
(Expressed in Canadian dollars)

As at	Notes	April 30, 2023	July 31, 2022
		$	$
ASSETS			
Current Assets			
Cash		**6,398**	-
Loans receivable		**-**	27,918
TOTAL ASSETS		**6,398**	27,918
LIABILITIES AND SHAREHOLDERS' DEFICIENCY			
Current Liabilities			
Accounts payable and accrued liabilities		**17,191**	79,848
Loans payable	5	**33,959**	54,729
TOTAL LIABILITIES		**51,150**	134,577
SHAREHOLDERS' EQUITY (DEFICIENCY)			
Share capital	6	**576**	576
Deficit		**(45,328)**	(107,235)
Total Shareholders' Equity (Deficiency)		**(44,752)**	(106,659)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**6,398**	27,918

Nature of operations and going concern (Note 1)
Subsequent events (Note 10)

Approved on Behalf of the Board on October 20, 2023:

"Zeeshan Saeed"
Zeeshan Saeed – Director

"Gerard David"
Gerard David - Director

The accompanying notes are an integral part of these amended unaudited condensed interim financial statements.

Celly Nutrition Corp. (Formerly 1319741 B.C. LTD.)
Amended Condensed Interim Statements of Loss and Comprehensive Loss
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended April 30, 2023	Three months ended April 30, 2022	Nine months ended April 30, 2023	Period from incorporation (Aug 12, 2021) to April 30, 2022
Professional fees	$ 3,250	$ 750	$ 4,750	$ 2,472
Legal expenses	-	66,663	3,563	87,781
Filing expenses	-	130	-	4,948
Recovery of expenses	(70,220)	-	(70,220)	-
	$ (66,970)	**$ 67,543**	**$ (61,907)**	**$ 95,201**
Net gain (loss) and comprehensive loss for the period	**$ 66,970**	**$ (67,543)**	**$ 61,907**	**$ (95,201)**
Weighted average number of shares outstanding				
- Basic and diluted	144,000,000	144,000,000	144,000,000	68,873,563
Basic and diluted loss per share	$ 0.00	$ (0.00)	$ 0.00	$ (0.00)

The accompanying notes are an integral part of these amended unaudited condensed interim financial statements.

Celly Nutrition Corp. (Formerly 1319741 B.C. LTD.)

Amended Condensed Interim Statements of Changes in Shareholders Equity

(Unaudited)

(Expressed in Canadian dollars)

	Share Capital				Total Shareholders' Equity
	Number	Reorganization shares (Class 1-7)	Amount	Deficit	
Balance, August 13, 2021	-	-	$ -	$ -	$ -
Shares issued during the period	144,000,000	-	35,576	-	35,576
Redemption of old common shares	(144,000,000)	-	(35,576)	-	(35,576)
Issue of new common shares	144,000,000	-	576	-	576
Issue of reorganization shares	-	144,000,000	35,000	-	35,000
Redemption of reorganization shares	-	(144,000,000)	(35,000)	-	(35,000)
Loss for the period	-		-	(107,235)	(107,235)
Balance, July 31, 2022	144,000,000	-	$ 576	$ (107,235)	$ (106,659)
Balance, July 31, 2022	**144,000,000**		**$ 576**	**(107,235)**	**(106,659)**
Gain for the period	-		-	**61,907**	**61,907**
Balance, April 30, 2023	**144,000,000**	-	**$ 576**	**$ (45,328)**	**$ (44,752)**

The accompanying notes are an integral part of these amended unaudited condensed interim financial statements.

Celly Nutrition Corp. (Formerly 1319741 B.C. LTD.)
Amended Condensed Interim Statements of Cash flows
(Unaudited)
(Expressed in Canadian dollars)

	Nine months ended April 30, 2023	For the period from incorporation (August 13, 2021) to April 30, 2022
	$	$
CASH FLOWS USED IN OPERATING ACTIVITIES		
Net gain (loss) for the period	61,907	(95,201)
Net change in non-cash working capital items:		
Accounts payable and accrued liabilities	(62,657)	67,815
Loans payable	7,148	-
Cash flows used in operating activities	6,398	(27,386)
CASH FLOWS FROM FINANCING ACTIVITIES		
Common shares issued	-	35,576
Net Cash from financing activities	-	35,576
Change in cash during the period	6,398	8,190
Cash, beginning of period	-	-
Cash, end of period	6,398	8,190

The accompanying notes are an integral part of these amended unaudited condensed interim financial statements.

(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Celly Nutrition Corp. (Formerly 1319741 BC Ltd.) (the "**Company**") was incorporated under the British Columbia Business Corporations Act on August 13, 2021. The head office is located at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9 and records and registered office is located at 1000 – 595 Burrard Street, Vancouver, British Columbia, V7X 1S8. On June 30, 2023, the Company changed its name to "Celly Nutrition Corp.".

On October 21, 2021, Rio Verde Industries Inc. ("**Rio Verde**") received a final order (the "**Final Order**") from the Supreme Court of British Columbia approving the previously announced statutory plan of arrangement with its wholly-owned subsidiaries, 1319472 B.C. Ltd., 1319651 B.C. Ltd., 1319732 B.C. Ltd., 1319735 B.C. Ltd., 1319738 B.C. Ltd., 1319741 B.C. Ltd., and 1319743 B.C. Ltd. (the "**Plan of Arrangement**"). Receipt of the Final Order follows Rio Verde's special meeting of shareholders held on Monday, October 4, 2021 (the "**Meeting**"), where the Plan of Arrangement was overwhelmingly approved by a total of 23,532,011 common shares in the capital of Rio Verde ("**Rio Verde Shares**") having voted in favour representing 98.5% of the total number of Rio Verde Shares represented in person and by proxy at the Meeting.

The Plan of Arrangement closed on October 20, 2021.

Pursuant to the Plan of Arrangement, the shareholders of Rio Verde hold common shares in the following former subsidiaries of Rio Verde: 1319472 B.C. Ltd., 1319651 B.C. Ltd., 1319732 B.C. Ltd., 1319735 B.C. Ltd., 1319738 B.C. Ltd., 1319741 B.C. Ltd., and 1319743 B.C. Ltd. (collectively referred to as the "**Spincos**") Each of the Spincos is now an unlisted reporting issuer in the provinces of British Columbia and Alberta. Shareholders of Rio Verde continue to hold their interest in Rio Verde.

Pursuant to the terms of the Plan of Arrangement: i) Rio Verde altered its share capital to create the additional classes of common shares (the "**New Common Shares**") and Reorganization Shares (as defined below); (ii) each of the Rio Verde Shares was exchanged for one New Common Share, one Class 1 Reorganization Share, one Class 2 Reorganization Share, one Class 3 Reorganization Share, one Class 4 Reorganization Share, one Class 5 Reorganization Share, one Class 6 Reorganization Share and one Class 7 Reorganization Share of Rio Verde (collectively referred to as the "**Reorganization Shares**"), and all of the Rio Verde Shares outstanding prior to the Plan of Arrangement were cancelled; iii) one class of the Reorganization Shares were transferred to each Spinco in exchange for common shares of each Spinco on a 1:1 basis and Rio Verde redeemed all Reorganization Shares through the transfer to each Spinco $5,000 of working capital; and iv) the Rio Verde altered its share capital so that only the New Common Shares remain, were redesignated as "common shares" and deemed to be represented by the same certificate as the previously issued and outstanding Rio Verde Shares.

The Company is investigating and evaluating business opportunities to either acquire or in which to participate.

(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN (continued)

On March 28, 2022, the Company announced that the Company completed its previously announced plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). Shareholders of Celly Nutrition Corp (formerly 1319741 B.C. Ltd) hold common shares in the following former subsidiaries of 741: 1344340 BC Ltd., 1344341 BC Ltd., 1344342 BC Ltd., 1344343 BC Ltd., 1344344 BC Ltd., 1344345 BC Ltd., and 1344346 BC Ltd. (collectively referred to as the "Spincos"). Each of the Spincos is now an unlisted reporting issuer in the provinces of British Columbia and Alberta. Shareholders of 741 continue to hold their interest in 741.

On January 21, 2022, the Company closed a non-brokered private placement raising aggregate gross proceeds of $30,576 through the issuance of 104,000,000 common shares in the capital of the Company (the “Common Shares”) at a price of $0.000294 per share.

These amended condensed interim financial statements have been prepared in accordance with IFRS (as defined below) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These condensed interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. At April 30, 2023, the Company had no sources of revenue and had an accumulated deficit of $45,328 (July 31, 2022 - $107,235). At April 30, 2023, the Company had cash of $6,398 (July 31, 2022 - $nil) and working capital deficit of $44,752 (July 31, 2022 - $106,659). These conditions raise material uncertainties which may cast significant doubt on the Company’s ability to continue as a going concern.

Continuing business as a going concern is dependent upon the ability of the Company to obtain additional debt or equity financing, both of which are uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern.

Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PRESENTATION

Statement of compliance

The Company applies International Financial Reporting Standards ("**IFRS**") as issued by the International Accounting Standards Board ("**IASB**") and interpretations issued by the International Financial Reporting Interpretations Committee ("**IFRIC**"). These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these unaudited condensed interim financial statements are based on IFRS issued and outstanding as of October 20, 2023, the date the Board of Directors approved the statements.

The condensed interim financial statements of the Company are presented in Canadian dollars, which is the functional currency of the Company.

3. SIGNIFICANT ACCOUNTING POLICIES

These condensed interim financial statements of the Company have been prepared on the historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the financial statements have been prepared using the accrual basis of accounting, except for the statements of cash flows.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Significant Judgments

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

a. Deferred income taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred income and resource tax assets.

Significant Estimates

a. Going concern

Management assessment of going concern and uncertainties of the Company's ability to raise additional capital and/or obtain financing to meet its commitments.

Cash

Cash is comprised of cash on hand and demand deposits.

Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reported period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the assets or liability either directly or indirectly; and
Level 3	Inputs that are not based on observable market data.

The measurement of the Company's financial instruments is disclosed in Note 8 to these financial statements. Any financial instrument that is valued using level 2 or 3 inputs will involve estimation uncertainty.

Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI") or at amortized cost. The determination of the classification of financial assets is made at initial recognition. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL; for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

The Company's accounting policy for each of the categories is as follows:

Financial assets at FVTPL: Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statement of (loss) income in the period.

Financial assets at FVTOCI: Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) in which they arise.

Financial assets at amortized cost: A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets at amortized cost: The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

The following table shows the classification of the Company's financial instruments:

Financial asset Classification	
Cash	Amortized cost
Accounts payable and accrued liabilities	Amortized cost

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued are recorded at the proceeds received, net of direct issue costs.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized in respect of temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets and liabilities that affect neither accounting nor taxable loss to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS pronouncements not yet implemented

Certain new IFRS standards and interpretations have been issued but are not shown as they are not expected to have a material impact on the Company's financial statements.

4. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company has identified its directors and certain senior officers as its key management personnel and the compensation costs for key management personnel and companies related to them are recorded at their exchange amounts as agreed upon by transacting parties.

On October 20, 2021, Shimcity Inc. ("**Shimcity**"), a corporation controlled by the former director of the Company, and 2657456 Ontario Inc. ("**265**"), a corporation controlled by the former director of the Company (collectively, the "**Acquirors**") acquired an aggregate of 40,000,000 Common Shares.

On January 21, 2022, pursuant to a private placement, both Shimcity and 265 acquired 52,000,000 Common Shares each. Included in loans payable is an amount of $15,098 due to 265 and $15,287 due to Shimcity. These loans bear no interest, are due on demand and have no stated terms of repayment. There were no other related party transactions for the three and nine months ended April 30, 2023 and for the period from incorporation (August 12, 2021) to April 30, 2022.

5. LOANS PAYABLE

The loans payable bear no interest and have no stated terms of repayment.

6. SHARE CAPITAL

(a) Authorized

Unlimited number of common and preferred shares without par value.

(Expressed in Canadian dollars)

6. SHARE CAPITAL (continued)

(b) Issued and outstanding

As at April 30, 2023, the Company had the following common shares issued and outstanding.

	Number of Shares	Amount ($)
Shares issued – August 13, 2021	-	-
Shares issued – October 20, 2021[1]	40,000,000	5,000
Shares issued – January 21, 2022 [2]	104,000,000	30,576
Redemption of old common shares	(144,000,000)	(35,576)
Issue of new common shares	144,000,000	576
Issue of reorganization shares[3]	144,000,000	35,000
Redemption of reorganization shares[3]	(144,000,000)	(35,000)
Balance, July 31, 2022 and April 30, 2023	**144,000,000**	**576**

(1) Pursuant to the terms of the Plan of Arrangement effective on October 20, 2021 each of the Rio Verde Shares was exchanged for one New Common Share and seven new classes of Reorganization Shares. The Reorganization Shares were then transferred by the shareholders of Rio Verde, including the Acquirors, to each of the Spincos in exchange for common shares of the Spincos on a 1:1 basis. In addition, each of the Spincos received $5,000 in working capital from Rio Verde.

(2) On January 21, 2022, the Company closed a non-brokered private placement raising aggregate gross proceeds of $30,576 through the issuance of 104,000,000 common shares (post consolidation shares) in the capital of the Company at a price of $0.000294 per share.

On January 27, 2022 the Company completed a share consolidation (the "Consolidation") of its common shares by exchanging one (1) new post-Consolidation Share for every three million two hundred sixty-seven thousand nine hundred and seventy-three (3,267,973) pre-Consolidation Shares as authorized by a resolution passed by the board of directors of the Company effective January 27, 2022 in accordance to the Company's Articles of Incorporation.

(3) On March 28, 2022, the Company completed a plan of arrangement where the existing common shares were redeemed and exchanged for new common shares and Class 1, Class 2, Class 3, Class 4, Class 5, Class 6 and Class 7 reorganization shares. The purpose of the reorganization was to restructure the Company by creating seven companies that are reporting issuers in the province of British Columbia and Alberta. These seven companies were then transferred out to the existing shareholders through redemption of the reorganization shares above.

(4) The Company completed a 2 million to 1 stock split on May 25, 2023 of its issued and outstanding common shares. Subsequently, the Company also completed a 2 for 1 stock split on August 22, 2023 of its issued and outstanding common shares. All references to the number of shares and per share amounts have been retrospectively restated as if the share split occurred August 13, 2021.

(Expressed in Canadian dollars)

7. BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the period ended April 30, 2023 was based on the gain attributable to common shareholders of $61,907 for the nine months ended April 30, 2023.

8. MANAGEMENT OF CAPITAL

Capital is comprised of the Company's shareholders' equity (deficiency) and any debt that it may issue. The Company's objectives when managing capital are to maintain financial strength and to protect its ability to meet its ongoing liabilities, to continue as a going concern, to maintain creditworthiness andto maximize returns for shareholders over the long term. Protecting the ability to pay current and future liabilities includes maintaining capital above minimum regulatory levels, current financial strength rating requirements and internally determined capital guidelines and calculated risk management levels.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers its capital to be shareholders deficiency, comprising common shares and deficit which at April 30, 2023 totalled a deficiency of $44,752 (July 31, 2022 - $106,659). As at April 30, 2023, the Company is not subject to any externally imposed capital requirements.

9. FINANCIAL INSTRUMENTS

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Market Risk

Market risk is the risk that the fair value or future cash flows from a financial instrument will fluctuate because of changes in market prices or prevailing conditions. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk and are disclosed as follows:

i. **Currency risk**
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds no financial instruments that are denominated in a currency other than Canadian dollars. As at April 30, 2023, the Company is not exposed to currency risk.

9. FINANCIAL INSTRUMENTS (continued)

ii. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market risk. The Company's sensitivity to interest rates relative to its cash balances is currently immaterial. The Company also has no long-term debt with variable interest rates, so it has no negative exposure to changes in the market interest rate.

iii. Price rate risk

The Company is exposed to price rate risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Management closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Given the Company's limited market exposure at this time it has assessed there to be a low level of price rate risk.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits the exposure to credit risk by only investing its cash with high-credit quality financial institutions. Management believes that the credit risk related to its cash is negligible.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. At April 30, 2023, the Company has limited sources of revenue and has a cash balance of $6,398 (July 31, 2022 - $nil) to settle current liabilities of $51,150 (July 31, 2022 - $134,577). As such, the Company has insufficient cash to fund corporate overhead costs and the repayment of the Company's debt obligations for the next year.

Until such time as the Company's investments increase in value or begin generating significant dividend income, the Company will remain dependent upon the financial support of its shareholders and debt holders or the sale of investments. If the Company is unable to finance itself through these means, it is possible that the Company will be unable to continue as a going concern.

Additionally, the Company likely has insufficient funds from which to finance any identified business acquisition and as such will require additional financing to accomplish the Company's long-term strategic objectives. Future funding may be obtained by means of issuing share capital and/or debt financing. There can be no certainty of the Company's ability to raise additional financing through these means. If the Company is unable to continue to finance itself through these means, it is possible that the Company will be unable to continue as a going concern.

(Expressed in Canadian dollars)

9. FINANCIAL INSTRUMENTS (continued)

Consequently, the Company is exposed to liquidity risk as at April 30, 2023.

Fair Value Risk

When participating in investment activities, the Company may incur losses if it is unable to resell the securities it has purchased or if it is forced to liquidate its holdings at less than their respective carrying values. All of the Company's investments are carried on a FVTPL basis and are recorded attheir fair value. As such, changes in fair value affect earnings as they occur.

The fair value of cash at April 30, 2023 approximates their carrying values due to their short term to maturity.

10. SUBSEQUENT EVENTS

Name change

On June 30, 2023, the Company announced that it has changed its name to "Celly Nutrition Corp." (the "Name Change") effective June 30, 2023. The board of directors of the Company approved the Name Change, in accordance with the articles of the Company.

Stock splits

On May 25, 2023, the Company announced that its Board of Directors has approved of a 1-old for 2 million-new stock split of its issued and outstanding common shares. The stock split will be effective on May 25, 2023. (Note 6 (4).

As a result of the stock split, each shareholder of record on May 25, 2023 will receive two million additional shares for every one share owned. The Company's outstanding shares will increase from 36 shares to 72 million shares.

On August 22, 2023, the Company announced that its Board of Directors has approved of a forward (2-for-1) stock split of its issued and outstanding common shares. The stock split will be effective on August 22, 2023. (Note 6 (4).

As a result of the stock split, each shareholder of record on August 22, 2023 will receive one additional common share for every one common share owned. The Company's outstanding shares will increase from 288,500,000 common shares to 577,000,000 common shares.

(Expressed in Canadian dollars)

10. SUBSEQUENT EVENTS (continued)

Private placement

On August 1, 2023, the Company announced that it has closed the non-brokered private placement for aggregate gross proceeds of $58,250 (the "Private Placement"), through the issuance of 116,500,000 Common Shares, at a price of $0.0005 per Common Share. Pursuant to applicable securities laws, all securities issued under the Private Placement are subject to a statutory hold period of four months and a day from the date of issuance.

Transaction

On August 1, 2023, the Company announced that it has entered into an exclusive intellectual property license agreement dated July 31, 2023 (the "Agreement") with FSD Pharma Inc. ("FSD") and FSD's wholly-owned subsidiary, Lucid PsycheCeuticals Inc. ("Lucid"), which grants the Company exclusive rights to the recreational applications for FSD's alcohol misuse technology for rapid alcohol detoxification (the "Transaction").

Pursuant to the terms of the Agreement, FSD will receive a 7% royalty on revenue from the Company, until total royalties in the amount of $250,000,000 has been paid to FSD, at which point the royalty rate is reduced to 3%. In addition, the Company has issued FSD 100,000,000 common shares in the capital of the Company ("Common Shares") as a licence fee and has issued FSD an anti-dilution warrant, entitling FSD to exercise the warrant at any time, in whole or in part, for a period of five years from the date of issuance to increase their holdings in the company to 25% for nominal consideration. In connection with the Agreement, the Company and FSD entered into a loan agreement, whereby FSD has agreed to loan the Company $1,000,000 on secured basis with a term of 3 years, which will bear interest at a rate of 10% per annum, payable on each anniversary.

(Expressed in Canadian dollars)

11. RESTATEMENT OF PREVIOUSLY REPORTED FINANCIAL STATEMENTS

The Company is restating its statements of financial position as at April 30, 2023 and its statement of net loss and comprehensive loss, statement of cash flows and statement of changes in equity for the period ended April 30, 2023. The restatement reflects increase in professional fees and accrued liabilities and recovery of certain expenses for the period ended April 30, 2023. The restatement also reflects the impact of stock splits that happened after April 30, 2023.

Statements of Financial Position	As previously reported	Adjustments	As restated
ASSETS			
Current Assets			
Cash	$ 6,398	-	$ 6,398
TOTAL ASSETS	$ 6,398	$ -	$ 6,398
LIABILITIES AND EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	84,911	(67,720)	17,191
Loans payable	33,959	-	33,959
TOTAL LIABILITIES	118,870	(67,720)	51,150
Share Capital and Deficit			
Share Capital	576	-	576
Accumulated deficit	(113,048)	67,720	(45,328)
	(112,472)	-	(44,752)
TOTAL LIABILITIES AND EQUITY	$ 6,398	$ -	$ 6,398

Statement of Loss and Comprehensive Loss For the three months ended April 30, 2023	As previously reported	Adjustments	As restated
Professional fees	$ 750	$ 2,500	$ 3,250
Legal expenses	-	-	-
Filing expenses	-	-	-
Recovery of expenses	-	(70,220)	(70,220)
Loss before other items	$ 750	$ 67,720	$ (66,970)

(Expressed in Canadian dollars)

11. RESTATEMENT OF PREVIOUSLY REPORTED FINANCIAL STATEMENTS (continued)

Statement of Loss and Comprehensive Loss **For the nine months ended April 30, 2023**	**As previously reported**	**Adjustments**	**As restated**
Professional fees	$ 2,250	$ 2,500	$ 4,750
Legal expenses	3,563	-	3,563
Recovery of expenses	-	(70,220)	(70,220)
Loss before other items	**$ 5,813**	**$ (67,720)**	**$ (61,907)**

Statement of Cash flows

For the nine-month ended April 30, 2023	**As previously reported**	**Adjustments**	**As restated**
Cash provided by (used in):			
Operating Activities			
Net gain / (loss) for period	$ (5,813)	$ 67,720	$ 61,907
Changes in non-cash working capital balances:			
Accounts payable and accrued liabilities	5,063	(67,720)	(62,657)
Loans payable	7,148	-	7,148
Cash Used in Operating Activities	6,398	-	6,398
Financing Activities	-	-	-
Shares repurchased	-	-	-
Cash used in financing activities	-	-	-
Change in cash during the period	6,398	-	6,398
Cash, Beginning	-	-	-
Cash, Ending	$ 6,398	$ -	$ 6,398

Statement of changes in equity **For the period ended April 30, 2023**	**As previously reported**	**Adjustments (Note 6)**	**As restated**
Capital and Deficit			
Share capital	$ **576**	-	**576**
Accumulated deficit	**(113,048)**	67,720	**(45,328)**
Total	$ **(112,472)**	(67,720)	**(44,752)**

NOTICE TO READER

The Audit Committee, in consultation with management of the Company, has determined that the Company's previously filed unaudited and restated condensed consolidated interim financial statements and management's discussion and analysis for the three and nine months ended April 30, 2023, and for the period from incorporation (August 12, 2021) to April 30, 2022, needed to be amended to correct for various errors and disclosure deficiency.

Details of the changes are fully described in Note 10 and Note 11 to the Amended and Restated Unaudited Condensed Consolidated Interim Financial Statements as filed on SEDAR+ on October 20, 2023.

The previously filed unaudited condensed consolidated financial statements for the financial periods were originally filed by the Company on SEDAR+ on June 29, 2023. Each of the Amended and Restated Unaudited Condensed Consolidated Interim Financial Statements and Revised Management's Discussion and Analysis ("**MD&A**") replaces and supersedes the respective previously filed original unaudited condensed consolidated financial statements and related MD&A. This notice supersedes the previously filed version.

Celly Nutrition Corp. (Formerly 1319741 B.C. LTD.)
MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED APRIL 30, 2023 AND FOR THE PERIOD FROM INCORPORATION (AUGUST 12, 2021) TO APRIL 30, 2022

DESCRIPTION OF BUSINESS AND OVERVIEW OF OPERATIONS AND FINANCIAL CONDITION

The following management's discussion and analysis, prepared as of October 20, 2023 and should be read together with the unaudited interim financial statements and accompanying notes for the nine months ended April 30, 2023, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the reporting period ended April 30, 2023. All amounts are stated in Canadian dollars unless otherwise indicated.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day-to-day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern. Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from the Company's expectations. The Company assumes no obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

Additional information related to the Company is available for view on SEDAR+ at www.sedarplus.ca.

DESCRIPTION OF BUSINESS

Celly Nutrition Corp. (Formerly 1319741 B.C. Ltd.) (the "Company") was incorporated under the British Columbia Business Corporations Act on August 13, 2021. The head office is located at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9 and records and registered office is located at 1000 – 595 Burrard Street, Vancouver, British Columbia, V7X 1S8. On June 30, 2023, the Company changed its name to "Celly Nutrition Corp."

On October 21, 2021, Rio Verde Industries Inc. ("Rio Verde") announced that the Company received a final order (the "Final Order") from the Supreme Court of British Columbia approving the previously announced statutory plan of arrangement with its wholly-owned subsidiaries, 1319472 B.C. Ltd., 1319651 B.C. Ltd., 1319732 B.C. Ltd., 1319735 B.C. Ltd., 1319738 B.C. Ltd., 1319741 B.C. Ltd., and 1319743 B.C. Ltd. (the "Plan of Arrangement"). Receipt of the Final Order follows Rio Verde's special meeting of shareholders held on Monday, October 4, 2021 (the "Meeting"), where the Plan of Arrangement was overwhelmingly approved by a total of 23,532,011 common shares in the capital of Rio Verde ("Rio Verde Shares") having voted in favour representing 98.5% of the total number of Rio Verde Shares represented in person and by proxy at the Meeting.

The Plan of Arrangement closed on October 20, 2021.

Pursuant to the Plan of Arrangement, the shareholders of Rio Verde now hold common shares in the following former subsidiaries of Rio Verde: 1319472 B.C. Ltd., 1319651 B.C. Ltd., 1319732 B.C. Ltd., 1319735 B.C. Ltd., 1319738 B.C. Ltd., 1319741 B.C. Ltd., and 1319743 B.C. Ltd. (collectively referred to as the "Spincos") Each of the Spincos is now an unlisted reporting issuer in the provinces of British Columbia and Alberta. Shareholders of Rio Verde continue to hold their interest in Rio Verde.

Pursuant to the terms of the Plan of Arrangement: i) Rio Verde altered its share capital to create the additional classes of common shares (the "New Common Shares") and Reorganization Shares (as defined below); (ii) each of the Rio Verde Shares was exchanged for one New Common Share, one Class 1 Reorganization Share, one Class 2 Reorganization Share, one Class 3 Reorganization Share, one Class 4 Reorganization Share, one Class 5 Reorganization Share, one Class 6 Reorganization Share and one Class 7 Reorganization Share of Rio Verde (collectively referred to as the "Reorganization Shares"), and all of the Rio Verde Shares outstanding prior to the Plan of Arrangement were cancelled; iii) one class of the Reorganization Shares were transferred to each Spinco in exchange for common shares of each Spinco on a 1:1 basis and Rio Verde redeemed all Reorganization Shares through the transfer to each Spinco $5,000 of working capital; and iv) the Rio Verde altered its share capital so that only the New Common Shares remain, were redesignated as "common shares" and deemed to be represented by the same certificate as the previously issued and outstanding Rio Verde Shares.

The Company is investigating and evaluating business opportunities to either acquire or in which to participate.

On March 28, 2022, the Company announced that the Company completed its previously announced plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). Shareholders of 741 now hold common shares in the following former subsidiaries of 741: 1344340 BC Ltd., 1344341 BC Ltd., 1344342 BC Ltd., 1344343 BC Ltd., 1344344 BC Ltd., 1344345 BC Ltd., and 1344346 BC Ltd. (collectively referred to as the "Spincos"). Each of the Spincos is now an unlisted reporting issuer in the provinces of British Columbia and Alberta. Shareholders of 741 continue to hold their interest in 741.

On January 21, 2022, the Company closed a non-brokered private placement raising aggregate gross proceeds of $30,576 through the issuance of 26 common shares in the capital of the Company (the "Common Shares") at a price of $1,176 per share.

On December 13, 2021, the Company announced the appointment to the board of directors three new directors, being Binyomin Posen, Cole Duthie and Jack Wortzman, and the resignation of two directors, being Shimmy Posen and Grant Duthie. Effective December 8, 2021, Binyomin Posen has been also appointed as Chief Executive Officer and Chief Financial Officer of the Company.

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At April 30, 2023, the Company had no sources of revenue and had an accumulated deficit of $45,328 (July 31, 2022 - $107,235). At April 30, 2023, the Company had cash of $6,398 (July 31, 2022 - $nil) and working capital deficit of $44,752 (July 31, 2022 - $106,659). These conditions raise material uncertainties which may cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day-to-day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Interim MD&A and in certain documents incorporated by reference in this Interim MD&A, constitute forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this Interim MD&A speak only as of the date of (i) this Interim MD&A or (ii) as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this Interim MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

The forward-looking information in this MD&A reflects the current expectations, assumptions or beliefs of the Company based on information currently available to the Company. With respect to forward looking information contained in this MD&A, the Company has made assumptions regarding, among other things, the Company's ability to successfully generate sufficient funds from capital markets to meet its future obligations as and when required, assumptions relating to the Company's critical accounting policies, the Company's business, the Company's ability to pursue potential corporate transactions, the Company's ability to continue to obtain qualified staff and equipment in a timely and cost-efficient manner to meet the Company's demand. Although the Company believes that the assumptions inherent in the forward- looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable

securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

This MD&A (See "FINANCIAL INSTRUMENTS AND RISK") contain information on risks, uncertainties and other factors relating to the forward - looking information. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward - looking information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond the Company's control. Accordingly, readers should not place undue reliance on forward - looking information. The Company undertakes no obligation to reissue or update forward looking information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking information disclosed in this document is qualified by this cautionary statement.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

During the three months ended April 30, 2023, the Company reported a net gain of $66,970 comprising of the following.

i) Professional fees were $3,250.
ii) Recovery of expenses were $70,220.

During the three months ended April 30, 2022, the Company reported a net loss of $67,543 comprising of the following:

i) Professional fees were $750.
ii) Legal fees were $66,663.
iii) Filing expenses were $130

During the nine months ended April 30, 2023, the Company reported a net gain of $61,907 comprising mainly of the following.

i) Professional fees were $4,750.
ii) Legal fees were $3,563.
iii) Recovery of expenses were $70,220.

During the period from incorporation (August 12, 2021) to April 30, 2022, the Company reported a net loss of $95,201 comprising of the following:

i) Professional fees were $2,472.
ii) Legal fees were $87,781.
iii) Filing expenses were $4,948

LIQUIDITY AND CAPITAL RESOURCES

The Company's activities have been funded to date through the issuance of common shares.

Pursuant to the terms of the Plan of Arrangement effective on October 20, 2021 each of the Rio Verde Shares was exchanged for one New Common Share and seven new classes of Reorganization Shares. The Reorganization Shares were then transferred by the shareholders of Rio Verde, including the Acquirors, to each of the Spincos in exchange for common shares of the Spincos on a 1:1 basis. In addition, each of the Spincos received $5,000 in working capital from Rio Verde.

On January 21, 2022, the Company closed a non-brokered private placement raising aggregate gross proceeds of $30,576 through the issuance of 104,000,000 common shares in the capital of the Company (the "Common Shares") at a price of $0.000294 per share.

On January 27, 2022 the Company completed a share consolidation (the "Consolidation") of its common shares by exchanging one (1) new post-Consolidation Share for every three million two hundred sixty-seven thousand nine hundred and seventy-three (3,267,973) pre-Consolidation Shares as authorized by a resolution passed by the board of directors of the Company effective January 27, 2022 in accordance to the Company's Articles of Incorporation.

On March 28, 2022, the Company completed a plan of arrangement where the existing common shares were redeemed and exchanged for new common shares and Class 1, Class 2, Class 3, Class 4, Class 5, Class 6 and Class 7 reorganization shares.

The purpose of the reorganization was to restructure the Company by creating seven companies that are reporting issuers in the province of British Columbia and Alberta. These seven companies were then transferred out to the existing shareholders through redemption of the reorganization shares above.

The Company completed a 2 million to 1 stock split on May 25, 2023 of its issued and outstanding common shares. Subsequently, the Company also completed a 2 for 1 stock split on August 22, 2023 of its issued and outstanding common shares. All references to the number of shares and per share amounts have been retrospectively restated as if the share split occurred August 12, 2021.

SELECTED FINANCIAL INFORMATION

	For the period from incorporation (Aug 12, 2021) to July 31, 2022
Revenue	$ Nil
Net loss for the year	$ (107,235)
Net loss per common share, basic and diluted	$ (3,972)
Weighted average number of common shares	27
Statement of financial position data:	
Working capital (deficiency)	$ (106,659)
Total assets[1]	$ -

[1] Total asset consist primarily of cash in the Trust account.

SUMMARY OF QUARTERLY RESULTS

	April 30, 2023	Jan 31, 2023	Oct 31, 2022	July 31, 2022
Total assets	$ 6,398	$ 1,788	$ -	$ -
Working capital (deficiency)	(44,752)	(111,722)	(110,971)	(106,659)
Shareholders' equity (deficiency)	(44,752)	(111,722)	(110,971)	(106,659)
Revenue	-	-	-	-
Operating expenses	66,970	(750)	(4,312)	(12,034)
Net Gain / (loss)	66,970	(750)	(4,312)	(12,034)
Basic and diluted loss per share	(0.00)	(0.00)	(0.00)	(0.00)

	Apr 30, 2022	Jan 31, 2022	Oct 31, 2021
Total assets	$ 8,190	$ 28,091	$ 5,000
Working capital (deficiency)	(59,625)	7,918	2,526
Shareholders' equity (deficiency)	(59,625)	7,918	2,526
Revenue	-	-	-
Operating expenses	(67,543)	(25,184)	(2,474)
Net Gain / (loss)	(67,543)	(25,184)	(2,474)
Basic and diluted loss per share	(0.00)	(0.00)	(0.00)

FINANCIAL INSTRUMENTS AND RISK

The Company's financial instruments consist of cash, accounts payable and accrued liabilities. As at April 30, 2023, the carrying value of accounts payable and accrued liabilities approximate their fair value due to their short term to maturity. Cash is measured at fair value.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due. As at April 30, 2023, the Company had cash balance of $6,398 and current liabilities of $51,150. To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due. All of the Company's financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

Credit risk

The Company's credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal.

Interest rate risk

As of April 30, 2023, the Company has no interest-bearing term deposits.

Currency risk

The Company is not exposed to foreign currency risk.

OUTSTANDING SHARE DATA

As at the date of this report:

a) Authorized: unlimited common shares without par value

b) Issued and outstanding: 577,000,000 common shares.

c) Outstanding stock options: At April 30, 2023, there are no outstanding stock options.

d) Outstanding warrants: At April 30, 2023, there are no warrants outstanding.

CAPITAL MANAGEMENT

The Company considers its capital to be the components of shareholders' equity. The Company's objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company's approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company has identified its directors and certain senior officers as its key management personnel and the compensation costs for key management personnel and companies related to them are recorded at their exchange amounts as agreed upon by transacting parties.

On October 20, 2021, Shimcity Inc. ("Shimcity"), a corporation controlled by the former director of the Company, and 2657456 Ontario Inc. ("265"), a corporation controlled by the former director of the Company (collectively, the "Acquirors") acquired an aggregate of 10 Common Shares.

On January 21, 2022, pursuant to a private placement, both Shimcity and 265 acquired 52,000,000 Common Shares each. Included in loans payable is an amount of $15,098 due to 265 and $15,287 due to Shimcity. These loans bear no interest, are due on demand and have no stated terms of repayment. There were no other related party transactions for the three and nine months ended April 30, 2023 and for the period from incorporation (August 12, 2021) to April 30, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Name change

On June 30, 2023, the Company announced that it has changed its name to "Celly Nutrition Corp." (the "Name Change") effective June 30, 2023. The board of directors of the Company approved the Name Change, in accordance with the articles of the Company.

Stock splits

On May 25, 2023, the Company announced that its Board of Directors has approved of a 1-old for 2 million-new stock split of its issued and outstanding common shares. The stock split will be effective on May 25, 2023. (Note 6 (4).

As a result of the stock split, each shareholder of record on May 25, 2023 will receive two million additional shares for every one share owned. The Company's outstanding shares will increase from 36 shares to 72 million shares.

On August 22, 2023, the Company announced that its Board of Directors has approved of a forward (2-for-1) stock split of its issued and outstanding common shares. The stock split will be effective on August 22, 2023. (Note 6 (4).

As a result of the stock split, each shareholder of record on August 22, 2023 will receive one additional common share for every one common share owned. The Company's outstanding shares will increase from 288,500,000 common shares to 577,000,000 common shares.

Private placement

On August 1, 2023, the Company announced that it has closed the non-brokered private placement for aggregate gross proceeds of $58,250 (the "Private Placement"), through the issuance of 116,500,000 Common Shares, at a price of $0.0005 per Common Share. Pursuant to applicable securities laws, all securities issued under the Private Placement are subject to a statutory hold period of four months and a day from the date of issuance.

Transaction

On August 1, 2023, the Company announced that it has entered into an exclusive intellectual property license agreement dated July 31, 2023 (the "Agreement") with FSD Pharma Inc. ("FSD") and FSD's wholly-owned subsidiary, Lucid PsycheCeuticals Inc. ("Lucid"), which grants the Company exclusive rights to the recreational applications for FSD's alcohol misuse technology for rapid alcohol detoxification (the "Transaction").

Pursuant to the terms of the Agreement, FSD will receive a 7% royalty on revenue from the Company, until total royalties in the amount of $250,000,000 has been paid to FSD, at which point the royalty rate is reduced to 3%. In addition, the Company has issued FSD 100,000,000 common shares in the capital of the Company ("Common Shares") as a licence fee and has issued FSD an anti-dilution warrant, entitling FSD to exercise the warrant at any time, in whole or in part, for a period of five years from the date of issuance to increase their holdings in the company to 25% for nominal consideration. In connection with the

Agreement, the Company and FSD entered into a loan agreement, whereby FSD has agreed to loan the Company $1,000,000 on secured basis with a term of 3 years, which will bear interest at a rate of 10% per annum, payable on each anniversary.

NEWLY ADOPTED ACCOUNTING POLICIES, FUTURE ACCOUNTING POLICIES AND FINANCIAL INSTRUMENTS

Please refer to Note 2 of the financial statements for the period ended April 30, 2023 posted on www.sedarplus.ca.

PROPOSED TRANSACTIONS

There are no proposed transactions that have not been disclosed herein.

CONTINGENCIES

There are no contingent liabilities.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual reports could differ from management's estimates.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

OTHER MD&A REQUIREMENTS

Additional disclosure of the Company's technical reports, material change reports, news releases and other information can be obtained on SEDAR+ at www.sedarplus.ca.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In connection with National Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109") adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to financial information contained in the unaudited condensed interim financial statements and the audited annual financial statements and respective accompanying Management's Discussion and Analysis. The Venture Issue Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

RESTATEMENT OF PREVIOUSLY REPORTED FINANCIAL STATEMENTS

The Company is restating its statements of financial position as at April 30, 2023 and its statement of net loss and comprehensive loss, statement of cash flows and statement of changes in equity for the period ended April 30, 2023. The restatement reflects increase in professional fees and accrued liabilities and recovery of certain expenses for the period ended April 30, 2023. The restatement also reflects the impact of stock splits that happened after April 30, 2023.

Statements of Financial Position	**As previously reported**	**Adjustments**	**As restated**
ASSETS			
Current Assets			
Cash	$ 6,398	-	$ 6,398
TOTAL ASSETS	**$ 6,398**	**$ -**	**$ 6,398**
LIABILITIES AND EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	**84,911**	(67,720)	**17,191**
Loans payable	**33,959**	-	**33,959**
TOTAL LIABILITIES	**118,870**	**(67,720)**	**51,150**
Share Capital and Deficit			
Share Capital	**576**	-	**576**
Accumulated deficit	**(113,048)**	67,720	**(45,328)**
	(112,472)	-	**(44,752)**
TOTAL LIABILITIES AND EQUITY	**$ 6,398**	**$ -**	**$ 6,398**

Statement of Loss and Comprehensive Loss **For the three months ended April 30, 2023**	**As previously reported**	**Adjustments**	**As restated**
Professional fees	$ 750	$ 2,500	$ 3,250
Legal expenses	-	-	-
Filing expenses	-	-	-
Recovery of expenses	-	(70,220)	(70,220)
Loss before other items	**$ 750**	**$ 67,720**	**$ (66,970)**

Statement of Loss and Comprehensive Loss **For the nine months ended April 30, 2023**	**As previously reported**	**Adjustments**	**As restated**
Professional fees	$ 2,250	$ 2,500	$ 4,750
Legal expenses	3,563	-	3,563
Recovery of expenses	-	(70,220)	(70,220)
Loss before other items	**$ 5,813**	**$ (67,720)**	**$ (61,907)**

Statement of Cash flows

For the nine-month ended April 30, 2023	**As previously reported**	**Adjustments**	**As restated**
Cash provided by (used in):			
Operating Activities			
Net gain / (loss) for period	$ (5,813)	$ 67,720	$ 61,907
Changes in non-cash working capital balances:			
Accounts payable and accrued liabilities	5,063	(67,720)	(62,657)
Loans payable	7,148	-	7,148
Cash Used in Operating Activities	6,398	-	6,398
Financing Activities	-	-	-
Shares repurchased	-	-	-
Cash used in financing activities	-	-	-
Change in cash during the period	6,398	-	6,398
Cash, Beginning	-	-	-
Cash, Ending	$ 6,398	$ -	$ 6,398

Statement of changes in equity **For the period ended April 30, 2023**	**As previously reported**	**Adjustments (Note 6)**	**As restated**
Capital and Deficit			
Share capital	$ **576**	-	**576**
Accumulated deficit	**(113,048)**	67,720	**(45,328)**
Total	$ **(112,472)**	(67,720)	**(44,752)**

SCHEDULE "I"
AUDITED CARVE-OUT FINANCIAL STATEMENTS & MD&A

FSD Pharma Inc.

Unbuzzd

Carve-out financial statements

As at July 30, 2023
(expressed in United States dollars)

MNP

Independent Auditor's Report

To the Shareholders of FSD Pharma Inc.:

Opinion

We have audited the carve-out financial statements of FSD Pharma Inc. Unbuzzd ("Unbuzzd" or the "Company"), which comprise the carve-out statement of financial position as at July 30, 2023 and the carve-out statements of loss and comprehensive loss, changes in net investment and cash flows for the period from September 1, 2022 to July 30, 2023, and notes to the carve-out financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying carve-out financial statements present fairly, in all material respects, the carve-out financial position of Unbuzzd as at July 30, 2023, and its carve-out financial performance and cash flows for the period from September 1, 2022 to July 30, 2023 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Carve-Out Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the carve-out financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 3(b) in the carve-out financial statements, which indicates that Unbuzzd incurred a net loss during the period from September 1, 2022 to July 30, 2023 and, as of that date, Unbuzzd had a deficit. As stated in Note 3(b), these events or conditions, along with other matters as set forth in Note 3(b), indicate that a material uncertainty exists that may cast significant doubt on Unbuzzd's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Emphasis of Matter – Basis of Presentation

We draw attention to Note 2 of the carve-out financial statements which describes the fact that Unbuzzd did not operate as a separate legal entity. These carve-out financial statements are, therefore, not indicative of results that would have occurred if Unbuzzd had been a separate stand-alone entity during the period presented or of the future results of Unbuzzd. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the carve-out financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the carve-out financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the carve-out financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Carve-Out Financial Statements

Management is responsible for the preparation and fair presentation of the carve-out financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of carve-out financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the carve-out financial statements, management is responsible for assessing Unbuzzd's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Unbuzzd or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Unbuzzd's financial reporting process.

Auditor's Responsibilities for the Audit of the Carve-Out Financial Statements

Our objectives are to obtain reasonable assurance about whether the carve-out financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these carve-out financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the carve-out financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the carve-out financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the carve-out financial statements, including the disclosures, and whether the carve-out financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

MNP LLP

Toronto, Ontario
October 20, 2023

Chartered Professional Accountants
Licensed Public Accountants

FSD Pharma Inc.
Unbuzzd

CARVE-OUT STATEMENT OF FINANCIAL POSITION

[expressed in United States dollars]
[see going concern uncertainty - Note 3[b]]

As at	Notes	**July 30, 2023 $**
Current Assets		
Sales tax recoverable		5,031
Total Assets		**5,031**
Current liabilities		
Accounts payable		204,213
Accrued liabilities		30,884
Total liabilities		**235,097**
Net Investment		
Contributed surplus	6	987,153
Contributions from related parties	5	1,308,604
Deficit		(2,525,823)
		(230,066)
Total liabilities and net investment		**5,031**
Contingencies	9	
Subsequent events	10	

The accompanying notes are an integral part of these carve-out financial statements.

On behalf of the Board:

"Signed"	*"Signed"*
Director - Zeeshan Saeed	Director - Nitin Kaushal

FSD Pharma Inc.

Unbuzzd

CARVE-OUT STATEMENT OF LOSS AND COMPREHENSIVE LOSS

[expressed in United States dollars]

For the period commencing September 1, 2022 and ending on July 30, 2023:

	Notes	$
Expenses		
External research fees		696,791
Share-based compensation	6	987,153
Professional fees		193,675
Salaries, wages and benefits		376,525
General and administrative		271,679
Total operating expenses		**2,525,823**
Loss before income taxes		**(2,525,823)**
Income tax expense	7	—
Loss and comprehensive loss		**(2,525,823)**

The accompanying notes are an integral part of these carve-out financial statements.

FSD Pharma Inc.
Unbuzzd

CARVE-OUT STATEMENT OF CHANGES IN NET INVESTMENT

For the period commencing September 1, 2022 and ending on July 30, 2023
[expressed in United States dollars]

	Notes	Contributed surplus $	Contributions $	Deficit $	Total $
Balance, September 1, 2022		—	—	—	—
Share-based compensation	6	987,153	—	—	987,153
Contributions from related parties	5	—	1,308,604	—	1,308,604
Comprehensive loss for the period		—	—	(2,525,823)	(2,525,823)
Balance, July 30, 2023		**987,153**	**1,308,604**	**(2,525,823)**	**(230,066)**

The accompanying notes are an integral part of these carve-out financial statements.

FSD Pharma Inc.
Unbuzzd

CARVE-OUT STATEMENT OF CASH FLOWS

[expressed in United States dollars]

For the period commencing September 1, 2022 and ending on July 30, 2023:

	$
Operating activities	
Loss from operations	(2,525,823)
Add (deduct) items not affecting cash	
Share-based payments	987,153
Change in non-cash working capital balances	
Sales tax recoverable	(5,031)
Accounts payable	204,213
Accrued liabilities	30,884
Cash used in operating activities	**(1,308,604)**
Financing activities	
Contributions from related parties	1,308,604
Cash provided by financing activities	**1,308,604**
Net change	—
Cash, beginning of the period	—
Cash, end of the period	**—**

The accompanying notes are an integral part of these carve-out financial statements.

Notes to the carve-out financial statements

(expressed in United States dollars)
For the period commencing September 1, 2022 and ending on July 30, 2023

1. General information

FSD Pharma Inc. ("FSD Pharma" or the "Company") is a biotechnology company focused on pharmaceutical research and development ("R&D") through the Company's wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"). Lucid has registered the trademarks, ALCOHOLDEATH™ and UNBUZZD™.

The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

On September 1, 2022, FSD Pharma commenced operations to develop Unbuzzd, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

2. Basis of preparation

Unbuzzd, as presented in these carve-out financial statements, is not a legal entity. Unbuzzd and its related assets and liabilities were owned and managed by the Company. These carve-out financial statements have been prepared for the specific purpose of reporting on the financial position, results of operations, changes in net investment and cash flows of Unbuzzd for inclusion in the Company's Management Information Circular. This specifically reflects the intellectual property being licensed to Celly Nutrition Corp. ("Celly") (Note 10).

These carve-out financial statements have been derived from the Company's historical accounting records and are presented on a carve-out basis as if the development of Unbuzzd had been accounted for on a stand-alone basis. These carve-out financial statements have been prepared from the period commencing on September 1, 2022, which is when the Company commenced operations relating to the development of Unbuzzd, through to July 30, 2023, which is the date immediately prior to when the Company entered into an exclusive intellectual property license agreement with Celly (Note 10).

The carve-out financial statements include all direct costs incurred by the Company with respect to the development of Unbuzzd. The carve-out financial statements also include a portion of corporate overhead from the consolidated financial statements of FSD Pharma as it is assumed that in order to develop Unbuzzd on a standalone basis, corporate salaries and administrative costs would be incurred as part of the normal course of operations. Management believes the allocation assumptions applied in the carve-out financial statements to be a reasonable reflection of the utilization of services provided by the Company. However, different allocation assumptions could have resulted in different outcomes. The allocations are therefore not necessarily representative of the financial position, financial performance or cash flows that would have been reported if the Unbuzzd operated on its own or as an entity independent from the Company during the period presented.

These carve-out financial statements are not necessarily indicative of the results that would have been attained if Unbuzzd had been operated as a separate legal entity during the period presented and, therefore, are not necessarily indicative of future operating results. Management believes the basis of preparation described above results in the carve-out financial statements reflecting the assets and liabilities associated with the proposed spin-out of the carve-out assets and reflects costs associated with the functions that would be necessary to operate independently. As these carve-out financial statements represent a portion of the business of the Company that was not organized as a stand-alone entity, the net assets of Unbuzzd have been reflected as net investment.

3. Statement of compliance, basis of presentation, judgments, and estimates

[a] Statement of compliance

These carve out financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS

Interpretations Committee ("IFRIC"). These carve-out financial statements were authorized for issuance by the Board of Directors of FSD Pharma on October 20, 2023.

The Company believes, where applicable, an allocation of costs to Unbuzzd reflect a reasonable method of allocating an appropriate portion of the operating and other costs of the Company related to the management of Unbuzzd.

[b] Going concern uncertainty

These financial statements for the period commencing on September 1, 2022 and ending on July 30, 2023, have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the operations of Unbuzzd will continue for the foreseeable future and that Unbuzzd will be able to realize its assets and discharge its liabilities in the normal course of operations.

Unbuzzd is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of Unbuzzd are dependent upon the ability of the Company to obtain sufficient financing to continue its research and development and bring a product to market.

As at July 30, 2023, Unbuzzd has generated a deficit of $2,525,823 and a working capital deficit of $230,066. For the period ended July 30, 2023, Unbuzzd had a loss of $2,525,823. Whether, and when, profitability and positive cash flows from operations can be attained is subject to material uncertainty. The application of the going concern assumption is dependent upon Unbuzzd's ability to generate future profitable operations and obtain necessary financing to do so. The above events and conditions indicate there is a material uncertainty that casts significant doubt about Unbuzzd's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the operations of Unbuzzd be unable to continue as a going concern. Such adjustments could be material.

[c] Basis of presentation

The carve-out financial statements are prepared on a going concern basis using the historical cost method, as set out in the relevant accounting policies.

The Company presents its classified statements of financial position distinguished between current and non-current assets and liabilities. Current assets and liabilities are expected to be settled within one year from the reporting period, and non-current assets and liabilities are those for which the recovery or settlement is expected to occur greater than a year from the reporting period.

These carve-out financial statements are presented in United States dollars, which is the Company's functional and presentation currency.

[d] Use of estimates and judgments

The preparation of these carve-out financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities as at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting

estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations, that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the carve-out financial statements:

[i] Going concern

At each reporting period, management assesses the basis of preparation of the carve-out financial statements. These carve-out financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

[ii] Contingencies

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period. The actual results may vary and may cause significant adjustments.

[iii] Functional currency

The Company is required to determine their functional currencies based on the primary economic environment in which each entity operates. In order to do that, management has to analyze several factors, including which currency mainly influences the cost of undertaking the business activities, in which currency the entity has received financing, and in which currency it keeps its receipts from operating activities. Management uses its judgment to determine which factors are most important when the above indicators are mixed and the functional currency is not obvious.

4. Significant accounting policies

[a] External research and development

External research and development costs are expensed in the periods in which they are incurred, with the exception of development costs for new products with proven technical feasibility and for which a defined future market exists. Such development costs are capitalized in accordance with the Company's policy for intangible assets. The Company's external research and development costs consist primarily of third-party services.

Expenditures on internally generated intangible assets during the development phase, which comprise deferred development costs, are initially capitalized and recognized in the consolidated balance sheet if they meet the recognition criteria. Subsequent to initial recognition, deferred development costs are accounted for at cost less accumulated amortization and are amortized on a straight-line basis over an estimated useful life beginning once the deferred development costs are used in commercial production. Expenditures on internally generated intangible assets during the research phase are expensed as incurred.

[b] Foreign currency translation

Foreign currency transactions are translated into functional currencies at exchange rates in effect on the date of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into functional currencies at the foreign exchange rate applicable at that period-end date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Expenses are translated at the exchange rates that approximate those in effect on the date of the transaction. Realized and unrealized exchange gains and losses are recognized in the statement of loss and comprehensive loss.

[c] Share-based compensation

Share options and warrants awarded to employees and consultants are accounted for using the fair value method. The fair value of the share options and warrants granted are recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value of share options and warrants are calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant. Assumptions include estimating the future volatility of the share price, expected dividend yield, expected term, expected risk-free interest rate and the rate of forfeiture.

[d] Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

- Financial assets

  On initial recognition, a financial asset is classified as measured at amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit and loss ("FVTPL"). The classification of financial assets is based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

  A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

  - It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
  - Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

  A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

  The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	Subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	Subsequently measured at amortized cost using the effective interest method, less any impairment losses. Interest income, foreign exchange gains and losses and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

- Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument.

The Company classifies its financial liabilities as either financial liabilities at FVTPL or amortized cost.

Subsequent to initial recognition, other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at FVTPL are stated at fair value with changes being recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

- Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired.

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics and management intent as outlined below:

Accounts payable	Amortized cost
Accrued liabilities	Amortized cost

[e] Provisions

Provisions are recognized when present (legal or constructive) obligations resulting from a past event will lead to a probable outflow of economic resources, and amounts can be estimated reliably. Provisions are measured at management's best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability is recognized.

[f] Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net profit or loss except to the extent that it relates to a business combination or items recognized directly in net investment or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

[g] Contributions from related parties

Contributions from related parties to Unbuzzd are presented as part of net investment. Unbuzzd has no share capital, options or warrants, and as a result, there are no applicable share-related disclosures, other than disclosures pertaining to the allocation of share-based compensation expense (Note 6).

New standards, amendments and interpretations not yet adopted by the Company

IAS 1, Presentation of financial statements ("IAS 1")

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. In July 2020, the effective date was deferred to January 1, 2023. The impact of adopting these amendments on the financial statements is not expected to be significant.

IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8")

In February 2021, the IASB issued Definition of Accounting Estimates, which amends IAS 8. The amendment will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates.

The amendments are effective for annual periods beginning on or after January 1, 2023. The impact of adopting these amendments on the financial statements is not expected to be significant.

(expressed in United States dollars)

5. Related party transactions

Contributions from related parties represent contributions from FSD Pharma to support the operations of Unbuzzd. For the period ended July 30, 2023, contributions from FSD Pharma were $1,308,604.

Key management personnel are those persons who have the authority and responsibility for planning, directing, and controlling activities of the entity, directly or indirectly. Key management personnel compensation for the period ended July 30, 2023, is comprised of:

	2023
	$
Salaries, benefits, bonuses and consulting fees	249,480
Share-based payments	407,284
Director fees	18,897
Total	**675,661**

6. Share-based compensation

[a] Share options

FSD Pharma has established a share option plan (the "Option Plan") for directors, officers, employees and consultants. FSD Pharma's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of FSD Pharma upon exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

Share-based compensation expense has been allocated to the operations of Unbuzzd based on the fair value of awards issued to directors, officers, employees and consultants of FSD Pharma proportionate to their involvement in the operations of Unbuzzd. During the period ended July 30, 2023, the Company granted 2,090,000 share options with a total fair value of $1,589,368 of which $368,576 was allocated and expensed to Unbuzzd.

Measurement of fair values

The fair value of share options granted during the period ended July 30, 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

Grant date share price	C$1.28 - C$2.48
Exercise price	C$1.30 - C$2.45
Expected dividend yield	—
Risk free interest rate	2.88% - 3.99%
Expected life	2.91 - 5 years
Expected volatility	95% - 110%

[b] Warrants

During the period ended July 30, 2023, the Company granted 2,000,000 warrants with a total fair value of $618,577, which was allocated to Unbuzzd. The warrants were granted to advisors and consultants of the Company. The warrants were fully vested on the date of grant.

(expressed in United States dollars)

Measurement of fair values

The fair value of the warrants granted during the period ended July 30, 2023, were estimated at the date of grant using the Black-Scholes pricing model with the following inputs:

Grant date share price	$1.47 - $1.69
Exercise price	$1.75 - $8.00
Expected dividend yield	—
Risk free interest rate	3.42% - 4.26%
Expected life	2 years
Expected volatility	64% - 65%

7. Income taxes

The following table reconciles the income tax expense (recovery) computed by applying the Canadian statutory rate of 26.5% to the loss before tax per the carve-out statements of comprehensive loss with the actual income tax expense (recovery) recorded:

	For the period ended July 30, 2023
	$
Net loss and comprehensive loss before income taxes	2,525,823
Expected income tax rate	26.5%
Expected income tax recovery	669,343
Non-deductible expenses	261,596
Change in unrecognized deferred tax assets	(930,939)
Income tax expense (recovery)	—

A deferred tax asset was not recognized as it is not probable that sufficient future taxable income will be available to realize the asset and thus no asset is recognized on the statement of financial position.

8. Financial instruments and risk management

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. With respect to Unbuzzd, the risk management framework is not independent of the Company and, as such, no additional risk exposure exists.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities. The Company, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due.

The Company's exposure to liquidity risk is dependent on the Company's ability to raise financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash

(expressed in United States dollars)

flows, and if desired, the issuance of share capital and the issuance of debt. The Company's trade payables are all due within twelve months from the date of these financial statements.

Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

- Foreign currency risk

  Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated trade payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

- Interest rate risk

  Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any material long-term borrowings outstanding subject to variable interest rates. Therefore, the Company is not exposed to interest rate risk as at July 30, 2023.

- Other price risk

  Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at July 30, 2023.

9. Contingencies

GBB Drink Lab, Inc. ("GBB") has filed a complaint with the United States District Court of Southern District of Florida, Fort Lauderdale Division against FSD Pharma claiming a material breach of a mutual non-disclosure agreement and misappropriation of trade secrets, which GBB claims has and continues to cause irreparable harm, valued, as of July 30, 2022 (prior to the misappropriation and material breach) at $53,047,000. On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company's motion to dismiss the complaint. The ultimate outcome of the matter cannot be determined at this time.

10. Subsequent events

On July 31, 2023, FSD Pharma and Lucid entered into an exclusive intellectual property license agreement with Celly (the "License Agreement"). The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to FSD Pharma's intellectual property relating to Unbuzzd as well as the trademarks UNBUZZD™ and ALCOHOLDEATH™. In exchange, FSD Pharma received 100,000,000 common shares in the capital of Celly and an anti-dilution Warrant Certificate ("warrant") that entitles FSD Pharma to purchase equal to 25% of the common shares deemed outstanding less the 100,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise of the warrant. FSD Pharma is also entitled to certain license fees and royalties under the License Agreement.

On July 31, 2023, FSD Pharma entered into a loan agreement with Celly ("the Loan Agreement"). Pursuant to the terms of the Loan Agreement, FSD Pharma loaned Celly CAD$1,000,000. The loan carries interest at a rate of 10% per annum, with interest payable annually. The loan matures on July 31, 2026. Celly may pre-pay all or any portion of the loan amount and unpaid interest without payment of any prepayment charge or fee prior to maturity. Celly shall use the proceeds of the loan solely for working capital purposes.

On July 31, 2023, the CEO of FSD Pharma and the CEO of Lucid were appointed to the Board of Directors of Celly. Following the Board of Director appointments and the execution of the Loan Agreement and License Agreement, FSD Pharma concluded that Celly is a related party.

On October 4, 2023, FSD Pharma and Celly entered into an Arrangement Agreement with respect to the distribution of a portion of FSD Pharma's shareholdings of Celly to certain securityholders of FSD Pharma.

FSD Pharma Inc.

Unbuzzd

Carve-out Management's Discussion and Analysis

As at July 30, 2023
(expressed in United States dollars)

Carve-out Management's Discussion and Analysis

(expressed in United States dollars)
For the period commencing September 1, 2022 and ending on July 30, 2023

Introduction

This Management's Discussion and Analysis ("MD&A") is provided to enable a reader to assess the results of operations and financial condition of Unbuzzd, developed by FSD Pharma Inc. ("FSD Pharma" or the "Company"), for the period commencing September 1, 2022 and ending on July 30, 2023. This MD&A is dated October 20, 2023, and should be read in conjunction with the audited carve-out financial statements and related notes as at July 30, 2023, and for the period ended commencing September 1, 2022 and ending on July 30, 2023 ("Carve-out Financial Statements"). Unless the context indicates otherwise, references to "Unbuzzd", "we", "us" and "our" in this MD&A refer to Unbuzzd and its related operations.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this MD&A that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "plans", "expects", "expected", "scheduled", "estimates", "intends", "anticipates", "hopes", "planned" or "believes", or variations of such words and phrases, or states that certain actions, events, or results "may", "could", "would", "might", "potentially" or "will" be taken, occur or be achieved. More particularly, and without limitation, this MD&A contains forward-looking statements contained in this MD&A including statements concerning the future of Unbuzzd and such statements are based on certain assumptions that Unbuzzd has made in respect thereof as of the date of this MD&A. Unbuzzd cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct, and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the development efforts of Unbuzzd are at a very early stage; the fact that Unbuzzd development is uncertain, and the product candidates of Unbuzzd may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Unbuzzd; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the product candidates of Unbuzzd; the introduction of competing products that maybe safer, more effective or less expensive than, or otherwise superior to, the product candidates of Unbuzzd; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the product candidates of Unbuzzd; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this MD&A, which speak only as of the date of this MD&A.

Further information regarding factors that may cause actual results to differ materially are included in FSD Pharma's annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including FSD Pharma's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, under the heading "Risk Factors." This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Neither Unbuzzd or FSD Pharma undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as

required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Business Overview

FSD Pharma is a biotechnology company focused on pharmaceutical research and development ("R&D") through the Company's wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"). Lucid has registered the trademarks, ALCOHOLDEATH™ and UNBUZZD™.

The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

On September 1, 2022, FSD Pharma commenced operations to develop Unbuzzd, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

Presentation of Financial Information

Unless otherwise specified herein, financial results contained in this MD&A are based on the Company's Carve-out Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the IFRS Interpretations Committee ("IFRIC"). There are no historical comparatives as operations commenced on September 1, 2022. The Carve-out Financial Statements have been prepared from the period commencing on September 1, 2022, which is when the Company commenced operations relating to the research of Unbuzzd, through to July 30, 2023, which is the date immediately prior to when the Company entered into an exclusive intellectual property license agreement with Celly Nutrition Corp. ("Celly"). Unless otherwise specified, amounts are in United States dollars.

Going concern uncertainty

The Carve-out Financial Statements for the period commencing on September 1, 2022 and ending on July 30, 2023, have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the operations of Unbuzzd will continue for the foreseeable future and that Unbuzzd will be able to realize its assets and discharge its liabilities in the normal course of operations.

Unbuzzd is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of Unbuzzd are dependent upon the ability of Unbuzzd to obtain sufficient financing to continue its research and development and bring a product to market.

As at July 30, 2023, Unbuzzd has generated a deficit of $2,525,823 and a working capital deficit of $230,066. For the period ended July 30, 2023, Unbuzzd had a loss of $2,525,823. Whether, and when, profitability and positive cash flows from operations can be attained is subject to material uncertainty. The application of the going concern assumption is dependent upon Unbuzzd's ability to generate future profitable operations and obtain necessary financing to do so. The above events and conditions indicate there is a material uncertainty that casts significant doubt about Unbuzzd's ability to continue as a going concern. The Carve-out Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the operations of Unbuzzd be unable to continue as a going concern. Such adjustments could be material.

Carve-out Management's Discussion and Analysis

(expressed in United States dollars)

For the period commencing September 1, 2022 and ending on July 30, 2023

Results from Operations

Selected information – Statement of Financial Position

As at	July 30, 2023 $
Current Assets	
Sales tax recoverable	5,031
Total Assets	**5,031**
Current liabilities	
Accounts payable	204,213
Accrued liabilities	30,884
Total liabilities	**235,097**
Net Investment	
Contributed surplus	987,153
Contributions from related parties	1,308,604
Deficit	(2,525,823)
	(230,066)
Total liabilities and net investment	**5,031**

Revenue

Unbuzzd does not currently generate any revenues from operations.

Expenses

	$
Expenses	
External research fees	696,791
Share-based compensation	987,153
Professional fees	193,675
Salaries, wages and benefits	376,525
General and administrative	271,679
Total operating expenses	**2,525,823**
Loss before income taxes	**(2,525,823)**
Income tax expense	—
Loss and comprehensive loss	**(2,525,823)**

External research fees

External research fees for the period ended July 30, 2023, were $696,791. External research fees primarily consist of fees incurred for preclinical studies, design, and research for commercialization of the proprietary Unbuzzd formula.

(expressed in United States dollars)

Share-based compensation

Share-based compensation expense for the period ended July 30, 2023, was $987,153. Share-based compensation relates to the expense recognized on the vesting of stock options issued to employees and management of Unbuzzd based on an allocation. The stock options are exercisable into Class B Common Shares of FSD Pharma.

Professional Fees

Professional fees for the period ended July 30, 2023, were $193,675. Professional fees primarily consist of fees paid for legal and consulting services provided to Unbuzzd.

Salaries, wages and benefits

Salaries, wages and benefits for the period ended July 30, 2023, were $376,525. Salaries, wages and benefits primarily consist of an allocation employees' and management salaries and benefits from FSD Pharma and its subsidiaries related to Unbuzzd.

General and administrative

General and administrative expenses for the period ended July 30, 2023, were $271,679. General and administrative expenses primarily consist of office and general costs, travel expense, meal and entertainment expenses and other overhead expenses allocated from FSD Pharma to the operations of Unbuzzd.

Liquidity, Capital Resources and Financing

Unbuzzd does not generate any revenue, and therefore all related research and operations costs have been financed by FSD Pharma. Unbuzzd is in the preliminary stages of its planned operations and will have to raise funds or secure financing from other sources to further the research and future development of its products and bring them to market.

Cash flows

For the period commencing September 1, 2022 and ending on July 30, 2023:

	$
Net cash provided by (used in):	
Cash used in operating activities	(1,308,604)
Cash provided by financing activities	1,308,604
Net change in cash during the period	-

During the period ended July 30, 2023, Unbuzzd used $1,308,604 of cash for operating activities, primarily for spending on research activities, as well as salaries and benefits and general office and administrative expenses.

During the period ended July 30, 2023, Unbuzzd generated $1,308,604 of cash from financing activities consisting of contributions from FSD Pharma and Lucid.

Significant Accounting Policies and Estimates

Unbuzzd's significant accounting estimates and judgments and accounting policies are described in Note 3 and Note 4, respectively, of the Carve-out Financial Statements. The preparation of the Carve-out Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and

(expressed in United States dollars)

expenses and the related disclosures as of the date of the Carve-out Financial Statements. Actual results may differ from estimates under different assumptions and conditions.
Significant judgments include investments with significant includes and income taxes. Our significant judgments have been reviewed and approved by the Board of Directors for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in our Carve-out Financial Statements.

Related Party Transactions and Balances

Contributions from related parties represent contributions from FSD Pharma to support the operations of Unbuzzd. For the period ended July 30, 2023, contributions from FSD Pharma were $1,308,604.

Key management personnel are those persons who have the authority and responsibility for planning, directing, and controlling activities of the Unbuzzd, directly or indirectly. Key management personnel compensation for the period ended July 30, 2023, is comprised of:

	2023
	$
Salaries, benefits, bonuses and consulting fees	249,480
Share-based payments	407,284
Director fees	18,897
Total	**675,661**

Financial Instruments and Risk Management

FSD Pharma's Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. With respect to Unbuzzd, the risk management framework is not independent of the Company and, as such, no additional risk exposure exists.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities. FSD Pharma, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due.

The Company's exposure to liquidity risk is dependent on the Company's ability to raise financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, and if desired, the issuance of share capital and the issuance of debt. The Company's trade payables are all due within twelve months from the date of these financial statements.

Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

- Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional

(expressed in United States dollars)

currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated trade payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

- Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any material long-term borrowings outstanding subject to variable interest rates. Therefore, the Company is not exposed to interest rate risk as at July 30, 2023.

- Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at July 30, 2023.

Subsequent Events

On July 31, 2023, FSD Pharma and Lucid entered into an exclusive intellectual property license agreement with Celly (the "License Agreement"). The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to FSD Pharma's intellectual property relating to Unbuzzd as well as the trademarks UNBUZZD™ and ALCOHOLDEATH™. In exchange, FSD Pharma received 100,000,000 common shares in the capital of Celly and an anti-dilution Warrant Certificate ("warrant") that entitles FSD Pharma to purchase equal to 25% of the common shares deemed outstanding less the 100,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise of the warrant. FSD Pharma is also entitled to certain license fees and royalties under the License Agreement.

On July 31, 2023, FSD Pharma entered into a loan agreement with Celly ("the Loan Agreement"). Pursuant to the terms of the Loan Agreement, FSD Pharma loaned Celly CAD$1,000,000. The loan carries interest at a rate of 10% per annum, with interest payable annually. The loan matures on July 31, 2026. Celly may pre-pay all or any portion of the loan amount and unpaid interest without payment of any prepayment charge or fee prior to maturity. Celly shall use the proceeds of the loan solely for working capital purposes.

On July 31, 2023, the CEO of FSD Pharma and the CEO of Lucid were appointed to the Board of Directors of Celly. Following the Board of Director appointments and the execution of the Loan Agreement and License Agreement, FSD Pharma concluded that Celly is a related party.

On October 4, 2023, FSD Pharma and Celly entered into an Arrangement Agreement with respect to the distribution of a portion of FSD Pharma's shareholdings of Celly to certain securityholders of FSD Pharma.